Confidentially submitted to the U.S. Securities and Exchange Commission on May 16, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

BITFUFU INC.
(Exact name of Registrant as specified in its charter)

________________________

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098
Tel: 656-252-4595
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________

Leo Lu
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098
Tel: 656-252-4595
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________

Copies of communications to:

Mitchell S. Nussbaum, Esq. Andrei Sirabionian, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000 (212) 407-4990 — Facsimile	Dan Ouyang, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong (852) 3972-4955

________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this
Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Security(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Class A Ordinary Shares(3)	32,642,501	$10.57	$345,031,236	$38,022.44
Class B Ordinary Shares	135,000,000	$10.57	$1,426,950,000	$157,249.89
Warrants	7,176,389	$0.03	$215,292	$23.73
Rights	7,176,389	$0.11	$789,403	$86.99
Total			$1,772,985,931	$195,383.05

____________

(1)      Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of the units, shares, warrants and rights of Arisz Acquisition Corp. on the Nasdaq Global Market on May 10, 2023.

(2)      Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001102.

(3)      Includes: (1) 6,900,000 Class A Ordinary shares to be issued to Arisz Public Shareholders, (2) 5,382,292 Class A Ordinary Shares underlying the Arisz Warrants, (3) 15,000,000 Class A Ordinary Shares to be issued to existing shareholders of BitFuFu (other than Mr. Lu), (4) 358,820 Class A Ordinary Shares underlying Arisz’s Rights as converted, (5) 1,725,000 Class A Ordinary Shares issued to the Arisz Sponsor as holder of the Insider Shares, (6) 276,389 Class A Ordinary Shares underlying the Arisz Private Units, (7) 2,250,000 Class A Ordinary Shares to be issued to Chardan as financial advisor to Arisz, and (8) 750,000 Class A Ordinary Shares to be issued to Aqua as financial advisor to BitFuFu.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2023

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
ARISZ ACQUISITION CORP.
AND PROSPECTUS FOR ORDINARY SHARES, RIGHTS AND WARRANTS
OF BITFUFU INC.

________________________

Proxy Statement/Prospectus dated             , 2023 and first mailed to the stockholders of Arisz Acquisition Corp. on or about [•], 2023

To the Stockholders of Arisz Acquisition Corp.:

You are cordially invited to attend the special meeting of the Stockholders of Arisz Acquisition Corp. (“Arisz,” “ARIZ,” “we,” “our” or “us”), which will be held at 10:00 a.m., Eastern time, on [•], 2023 (the “Special Meeting”). Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Arisz (the “Arisz Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ [•]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Arisz is Delaware company incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”). The business combination will be completed through a two-step process consisting of the Redomestication Merger (as defined below) and the Acquisition Merger (as defined below).

On January 21, 2022, Arisz entered into that certain Agreement and Plan of Merger (as amended as of April 4, 2022, October 10, 2002, April 24, 2023 and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between Arisz and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser” or “PubCo”), (b) Purchaser would form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States.

On February 16, 2022 and February 22, 2022, respectively, each of PubCo and Merger Sub was incorporated under the laws of the Cayman Islands as an exempted company. On April 4, 2022, each of PubCo and Merger Sub executed a joinder agreement along with Arisz and BitFuFu, agreeing to be bound by the Merger Agreement as if such parties were parties thereto on the date of its signing. On April 4, 2022, Arisz and BitFuFu entered into Amendment No. 1 to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Islands corporate law matters by mutual agreement. On October 10, 2022, Arisz and BitFuFu entered in Amendment No. 2 to the Merger Agreement, as described herein. On April 24, 2023, Arisz and BitFuFu entered in Amendment No. 3 to the Merger Agreement, as described herein.

In consideration of the Acquisition Merger, Purchaser will issue 150,000,000 Ordinary Shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of the Company. The Aggregate Stock Consideration consists of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares of Purchaser.

At the Special Meeting, Arisz stockholders will be asked to consider and vote upon the following proposals:

1.      approval of the Redomestication Merger, which we refer to as the “Redomestication Merger Proposal” or “Proposal No. 1”;

2.      approval of the Acquisition Merger, the Merger Agreement and such other transactions contemplated by the Merger Agreement, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2”;

3.      approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 160,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3”;

4.      approval of the Governance Proposals, which we refer to as the “Governance Proposals” or “Proposal No. 4”; and

5.      approval to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Governance Proposals, the “Proposals.”

Arisz’s units, common stock, warrants and rights are each quoted on the Nasdaq, under the symbols “ARIZU,” “ARIZ,” “ARIZW,” and “ARIZR,” respectively. Each unit consists of one share of Arisz’s common stock (“ARIZ Common Stock” or “Public Shares”), one right (“ARIZ Right”) and one redeemable warrant (“ARIZ Warrant”). The ARIZ Common Stock, ARIZ Rights and ARIZ Warrants commenced trading on Nasdaq on December 9, 2021.

If the Arisz stockholders approve the Redomestication Merger Proposal and the Acquisition Merger Proposal, immediately prior to the consummation of the Business Combination, all outstanding units of Arisz will separate into their individual components of ARIZ Common Stock, ARIZ Rights and ARIZ Warrants and will cease separate existence and trading.

Upon the consummation of the Business Combination the current equity holdings of the Arisz stockholders shall be exchanged as follows:

(i)      Each share of Arisz’s common stock, par value $0.00001 per share, issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such ARIZ Common Stock, PubCo shall issue to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which shall be fully paid;

(ii)    Each ARIZ Warrant to purchase three-fourths (3/4) of one share of ARIZ Common Stock issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into one warrant to purchase three-fourths (3/4) of one PubCo Class A Ordinary Share (“PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ARIZ Warrants; and

(iii)   The holders of ARIZ Rights (convertible into one-twentieth (1/20) of one share of ARIZ Common Stock) issued and outstanding immediately prior to the effective time of the Redomestication Merger will obtain the right to receive one-twentieth (1/20) of one PubCo Class A Ordinary Share (“PubCo Right”) in exchange for the cancellation of each ARIZ Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

It is anticipated that, upon consummation of the Business Combination, Arisz’s existing stockholders, including the Sponsor (as defined below), will own approximately [•]% of the issued PubCo Ordinary Shares, the PIPE Investors (as defined below) will own approximately [•]% of the issued PubCo Ordinary Shares, Chardan will own approximately [•]% of the issued PubCo Ordinary Shares, and BitFuFu’s current shareholders will own of approximately [•]% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Arisz’s existing public stockholders exercise their redemption rights, as discussed herein and (ii) there is no exercise or conversion of PubCo Warrants. If any of Arisz’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of Arisz’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The ARIZ Units, ARIZ Common Stock, ARIZ Rights and ARIZ Warrants are currently listed on the Nasdaq Stock Market under the symbols “ARIZU,” “ARIZ,” “ARIZR” and “ARIZW,” respectively. PubCo intends to apply to list the PubCo Class A Ordinary Shares and PubCo Warrants and PubCo Rights on the Nasdaq Stock Market under the symbols “FUFU,” “FUFUW” and “[FUFUR]” respectively, in connection with the closing of the Business Combination. Arisz cannot assure you that the PubCo Class A Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

As of [•], 2023, there was approximately $[•] in Arisz’s Trust Account (as defined below). On [•], 2023, the last sale price of ARIZ Common Stock was $[•].

Following the completion of the Business Combination, the issued and outstanding share capital of PubCo will consist of Class A Ordinary Shares and Class B Ordinary shares. Mr. Lu, the founder of BitFuFu and chief executive of the PubCo, will beneficially own all of the issued Class B Ordinary Shares of PubCo and will be able to exercise     % of the total voting power of the issued and outstanding share capital of PubCo immediately following the completion of the Business Combination, assuming that (i) none of Arisz’s existing public stockholders exercise their redemption rights, as discussed herein and (ii) there is no exercise or conversion of PubCo Warrants. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to five votes. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Pursuant to Arisz’s amended and restated certificate of incorporation, Arisz is providing its public stockholders with the opportunity to redeem all or a portion of their shares of ARIZ Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Special Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of ARIZ Common Stock that were sold as part of the ARIZ Units in Arisz’s initial public offering (“IPO”), subject to the limitations described herein.

Arisz estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $10.00 at the time of the Special Meeting. Arisz’s public stockholders may elect to redeem their shares even if they vote for the Redomestication Merger or do not vote at all. Arisz has no specified maximum redemption threshold under Arisz’s amended and restated certificate of incorporation. Holders of outstanding ARIZ Warrants and ARIZ Rights do not have redemption rights in connection with the Business Combination.

Arisz is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Sponsor, which owns approximately [•]% of ARISZ Common Stock as of the record date, has agreed to vote its ARISZ Common Stock in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intends to vote for the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. Arisz’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. And broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Redomestication Merger Proposal and the Acquisition Merger Proposal and no effect on the Adjournment Proposal. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

This proxy statement/prospectus provides you with detailed information about the Merger Agreement and other matters to be considered at the Special Meeting. We encourage you to read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 38 of this proxy statement/prospectus.

Arisz Board has unanimously approved the Merger Agreement, and unanimously recommends that Arisz stockholders vote “FOR” approval of each of the Proposals. When you consider Arisz Board’s recommendation of these Proposals, you should keep in mind that Arisz’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

PubCo will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Leo Lu, the founder of BitFuFu, will hold a majority of the aggregate voting power of PubCo upon the completion of the Business Combination. See “Risk Factors — Risks Related to the PubCo’s Securities — PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders.”

On behalf of the Arisz Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Fang Hindle-Yang Chief Executive Officer Arisz Acquisition Corp.
[•], 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Arisz with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

[•]

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Arisz, PubCo and BitFuFu. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Arisz, PubCo and BitFuFu has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

•        References to “BitFuFu,” “Finfront” and “Company” refer to Finfront Holding Company, an exempted company incorporated in the Cayman Islands, operating under the trade name of BitFuFu, its predecessor entity and its subsidiaries, as the context requires

•        References to “BTC,” “ETH,” “BCH” and “USDT” refer to Bitcoin, Ethereum, Bitcoin Cash and Tether, respectively;

•        References to “Chardan” refer to Chardan Capital Markets, LLC;

•        References to “China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this proxy statement/prospectus only, Taiwan;

•        References to “Class A Ordinary Shares” refer to the Class A Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

•        References to “Class B Ordinary Shares” refer to the Class B Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

•        References to “Closing Date” refer to the date on which the Business Combination is consummated;

•        References to “Combined Company” refer to Arisz after the consummation of the Business Combination.

•        References to “Companies Act” refer to Cayman Islands Companies Act (2022 Revision), as amended;

•        References to “Current Charter” refer to the Amended and Restated Certificate of Incorporation of Arisz Acquisition Corp.;

•        References to “Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

•        References to “hash rate” refer to the processing power of the blockchain network and represents the number of computations that is processed by the network in a given time period;

•        References to “Insider Shares” refer to the 1,725,000 shares of common stock held or controlled by Arisz’s officers, directors, sponsor and any holder of our insider shares;

•        References to “IPO” refer to the initial public offering of 6,000,000 units of Arisz consummated on November 17, 2021 and an additional 900,000 units of Arisz consummated on November 24, 2021, pursuant to the exercise by the underwriters of an over-allotment option.

•        References to “Loeb” refer to Loeb & Loeb LLP;

•        References to “LOI” refer to a letter of intent;

•        References to “Plan of Merger” refer to the statutory plan of merger in respect of either the Redomestication Merger or the Acquisition Merger, as the case may be, (including in relation to the Plan of Merger in respect of the Redomestication Merger the amended and restated Memorandum and Articles of Association of PubCo as the surviving company) in each case to be filed with the Registrar of Companies in the Cayman Islands;

•        References to “Sponsor” refer to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s Chairman and Chief Executive Officer;

•        References to “US Dollars,” “$,” or “US$” refer to the legal currency of the United States;

•        References to “U.S. GAAP” refer to accounting principles generally accepted in the United States; and

•        References to “2020 period” refer the period from December 2, 2020, the date of inception for Finfront Holding Company, to December 31, 2020.

Arisz Acquisition Corp.
c/o MSQ Ventures
12 East 49th Street, 17th Floor
New York, NY, 10017
212-845-9945

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2023

TO THE STOCKHOLDERS OF ARISZ ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Arisz Acquisition Corp., a Delaware corporation (“Arisz”), will be held on            , 2023 at 10:00 AM Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Arisz (the “Arisz Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ [•]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. The Special Meeting will be held for the following purposes:

I.       To approve the merger of Arisz with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the merger. The merger will change Arisz’s place of incorporation from Delaware to the Cayman Islands. We refer to this as the “Redomestication Merger.” This proposal is referred to as the “Redomestication Merger Proposal” or “Proposal No. 1.” Holders of ARIZ Common Stock as of record date are entitled to vote on this proposal.

II.     To approve the authorization for PubCo’s board of directors to complete the merger of Merger Sub with and into BitFuFu, resulting in BitFuFu becoming a wholly owned subsidiary of PubCo. We refer to this as the “Acquisition Merger.” This proposal is referred to as the “Acquisition Merger Proposal” or “Proposal No. 2.” Holders of ARIZ Common Stock as of record date are entitled to vote on this proposal.

III.    To approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 160,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3.”

IV.     To approve the Governance Proposals, which we refer to as the “Governance Proposals” or “Proposal No. 4.”

V.      To approve the adjournment of the Special Meeting in the event Arisz does not receive the requisite stockholder vote to approve any of the above Proposals. This proposal is called the “Adjournment Proposal” or “Proposal No. 5.”

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Redomestication Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that if either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Arisz will not consummate the Business Combination. If Arisz does not consummate the Business Combination and fails to complete an initial business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to dissolve and liquidate, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated.

As of [•], there were [•] shares of ARISZ Common Stock issued and outstanding and entitled to vote. Only Arisz stockholders who hold shares of record as of the close of business on [•] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Arisz stockholders on or about [•]. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ARIZ Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if [•] or more of the ARIZ shares purchased in the IPO demand redemption of their ARIZ Common Stock, then the Business Combination may not be completed. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay to [•] not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to [•], that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Arisz Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Fang Hindle-Yang Chief Executive Officer of Arisz Acquisition Corp
[•], 2023

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[•]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Class A Ordinary Shares to Arisz’s stockholders, (ii) the PubCo Warrants to holders of ARIZ Warrants in exchange for the ARIZ Warrants, (iii) the PubCo Class A Ordinary Shares underlying the PubCo Warrants, and (iv) PubCo Class A Ordinary Shares in exchange for ARIZ Rights, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Arisz’s stockholders will be asked to consider and vote upon the Proposals to approve the Redomestication Merger and the Acquisition Merger.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Arisz files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Arisz’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Arisz’s proxy solicitor, [•], [•], individuals call toll-free at [•] and banks and brokers call at [•].

All information contained in this proxy statement/prospectus relating to Arisz, PubCo and Merger Sub has been supplied by Arisz, and all such information relating to BitFuFu has been supplied by BitFuFu. Information provided by either of Arisz or BitFuFu does not constitute any representation, estimate or projection of the other party.

None of Arisz, PubCo, Merger Sub nor BitFuFu has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Arisz and/or BitFuFu and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Information about BitFuFu.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Arisz and BitFuFu, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Arisz and the following:

•        expectations regarding BitFuFu’s strategies and future financial performance, including BitFuFu’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures, and BitFuFu’s ability to invest in growth initiatives and pursue acquisition opportunities;

•        anticipated trends, growth rates, and challenges in the digital assets industry in general and the markets in which we operate;

•        BitFuFu’s ability to stay in compliance with laws and regulations that currently apply or become applicable to its business in Singapore, the United States and other international markets;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against BitFuFu, Arisz and others following announcement of the Merger Agreement and transactions contemplated therein;

•        the inability to complete the Business Combination due to the failure to obtain Arisz stockholders’ approval;

•        the risk that the proposed Business Combination disrupts current plans and operations of BitFuFu as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by existing holders of ARIZ Common Stock being greater than expected;

•        the management and board composition of PubCo following the proposed Business Combination;

•        the ability to list PubCo’s securities on Nasdaq;

•        limited liquidity and trading of Arisz’s and PubCo’s securities;

•        the possibility that BitFuFu, PubCo and/or Arisz may be adversely affected by other economic, business, and/or competitive factors;

•        litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on BitFuFu’s resources;

•        fluctuations in exchange rates between the foreign currencies in which BitFuFu typically does business and the United States dollar; and

•        the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Arisz, BitFuFu and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to BitFuFu, Arisz, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, BitFuFu and Arisz undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

Q:     What is the purpose of this document?

A:     Arisz is proposing to consummate the Business Combination. The Business Combination consists of the Redomestication Merger and the Acquisition Merger, each of which are described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Redomestication Merger and the Acquisition Merger will each require the affirmative vote of the holders of a majority of the issued and outstanding ARIZ Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if holders of more than [•] shares of ARIZ Common Stock exercise their redemption rights then the Business Combination may not be completed.

Q:     What is being voted on at the Special Meeting?

A:     Below are the Proposals that the Arisz’s stockholders are being asked to vote on:

•        The Redomestication Merger Proposal to approve the Redomestication Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger, the Merger Agreement and such other transactions contemplated by the Merger Agreement;

•        The approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 160,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings (the “Nasdaq Proposal”);

•        The Governance Proposals to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo’s Memorandum and Articles of Association, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Arisz does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding ARIZ Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if holders of more than [•] ARIZ Common Stock exercise their redemption rights then the Business Combination may not be completed. As of the record date, [•] shares held by the initial stockholders, or approximately [•]% of the outstanding ARIZ Common Stock, would be voted in favor of each of the Proposals.

Q:     Are any of the proposals conditioned on one another?

A:     Yes, the Redomestication Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that if either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, Arisz will not consummate the Business Combination. If Arisz does not consummate the Business Combination and fails to complete an initial business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to dissolve and liquidate, unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. The Nasdaq Proposal is conditioned upon the approval of the Redomestication Merger Proposal and the Acquisition Merger Proposal. The Governance Proposals are conditioned upon the approval of the Redomestication Merger Proposal and the Acquisition Merger Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:     Do any of Arisz’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     Arisz’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. On August 5, 2021, our insiders, including our Sponsor, purchased an aggregate of 1,437,500 shares of ARIZ Common Stock for an aggregate purchase price of $25,000. On October 29, 2021, we effected a 1.2-for-1.0 stock split of our common stock, resulting in our Sponsor holding an aggregate of 1,725,000 insider shares, for approximately $0.014 per share. Simultaneously with the closing of the IPO, Arisz consummated a private placement of 253,889 units (the “Private Units”) at a price of $10.00 per Private Unit. Simultaneously with the sale of the over-allotment units in the IPO, Arisz consummated a private sale of an additional 22,500 Private Units to the Sponsor and Chardan. If Arisz does not consummate the Business Combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to dissolve and liquidate (unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated) and the securities held by our initial stockholders, including the Sponsor, will be worthless because the initial stockholders have agreed to waive their rights to any liquidation distributions.

None of Arisz’s officers and directors has any interest in, or affiliation with, the Company or the Purchaser. For a discussion of the fiduciary or contractual obligations that such persons may have to other entities, please see “Directors, Executive Officers, Executive Compensation and Corporate Governance of Arisz — Conflicts of interest.” The exercise of Arisz’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Arisz stockholders’ best interests.

Q:     When and where is the Special Meeting?

A:     The Special Meeting will take place on [•], at 10:00 a.m., Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the Arisz Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ [•]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:     Who may vote at the Special Meeting?

A:     Only holders of record of ARIZ Common Stock as of the close of business on [•] (the record date) may vote at the Special Meeting. As of [•], there were [•] ARIZ Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Special Meeting?

A:     Shareholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. ARIZ Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ARIZ Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the ARIZ Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:     How will the initial stockholders vote?

A:     Arisz’s initial stockholders, who as of the record date, owned [•] shares of ARIZ Common Stock, or approximately [•]% of the issued and outstanding ARIZ Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Redomestication Merger Proposal, Acquisition Merger Proposal and other related proposals. The initial stockholders have also agreed that they will vote any shares they purchase in the open market in or after the IPO in favor of each of the Proposals. While the initial stockholders have agreed to vote their shares in favor of the Proposals, stockholders should consider that our initial stockholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Arisz stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Special Meeting to vote my shares?

A:     No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your ARIZ Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Arisz encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Redomestication Merger and the Acquisition Merger Proposal in order to have my ARIZ Common Stock redeemed?

A:     No. You are not required to vote against the Redomestication Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Arisz redeem your ARIZ Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the ARIZ Common Stock are sometimes referred to herein as “redemption rights”. If the Business Combination is not completed, holders of ARIZ Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their ARIZ Common Stock will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•], 2023 (two business days before the Special Meeting), that Arisz redeem your shares for cash, and (ii) submit your request in writing to Arisz’s transfer agent, at the address listed at the end of this section and deliver your shares to Arisz’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Arisz’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of ARIZ Common Stock as of the record date. Any public stockholder who holds ARIZ Common Stock on or before [•], 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Q:     How can I vote?

A:     If you were a holder of record of ARIZ Common Stock on [•], 2023, the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [•], 2023, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your ARIZ Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Arisz believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your ARIZ Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your ARIZ Common Stock; this indication that a bank, broker or nominee is not voting your ARIZ Common Stock is referred to as a “broker non-vote”. Your bank, broker or other nominee can vote your ARIZ Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your ARIZ Common Stock in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Arisz will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Arisz stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:     What happens if I sell my ARIZ Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your ARIZ Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Arisz’s stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:     Prior to the Business Combination, the Arisz public stockholders who hold shares issued in the IPO own approximately [•]% of Arisz’s issued and outstanding shares of common stock. After giving effect to the Business Combination and to (i) the issuance of the 150,000,000 PubCo Ordinary Shares in the Acquisition Merger, including 15,000,000 PubCo Class A Ordinary Shares and 135,000,000 PubCo Class B Ordinary Shares issued to the current BitFuFu shareholders; (ii) the issuance of up to [•] PubCo Class A Ordinary Shares to the Arisz stockholders in connection with the Redomestication Merger (assuming there are no Arisz stockholders who exercise their redemption rights and an aggregate of [•] PubCo Class A Ordinary Shares are issued upon conversion of the ARIZ Rights, including private rights); (iii) assuming no exercise of the PubCo Warrants; (iv) the issuance of [•] PIPE Shares to the PIPE Investors, (v) the issuance of an aggregate of [•] PubCo Class A Ordinary Shares to Chardan as financial advisor, and (vi) the issuance of an aggregate of [•] PubCo Class A Ordinary Shares to Aqua as financial advisor to BitFuFu, Arisz’s current public stockholders will own approximately [•]% of the issued share capital of PubCo.

The following table summarizes the pro forma ownership of Common Stock upon Closing of the Business Combination, including Common Stock underlying Units, and shares of Common Stock following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

Equity Capitalization Summary	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
	# of Shares	%	# of Shares	%	# of Shares	%
BitFuFu Shareholders	150,000,000	88.6%	150,000,000	90.4%	150,000,000	92.4%
PIPE Investors	7,000,000	4.1%	7,000,000	4.2%	7,000,000	4.3%
Arisz Initial Public Shareholders (including rights shares)	7,245,000	4.3%	3,795,000	2.3%	345,000	0.2%
Arisz Initial Shareholders (included rights shares)	2,015,208	1.2%	2,015,208	1.2%	2,015,208	1.2%
Representative Shares	3,051,750	1.8%	3,051,750	1.9%	3,051,750	1.9%
Total Common Stock	169,311,958	100.0%	165,861,958	100.0%	162,411,958	100.0%

____________

(1)      Under No Redemption Scenario, assumes redemptions of zero shares of Common Stock of Arisz.

(2)      Under Interim Redemption Scenario, assumes a 50% redemptions of 3,450,000 shares of Common Stock of Arisz for aggregate redemption payments of $34.5 million using a per-share redemption price of $10.00.

(3)      Under Max Redemption Scenario, assumes redemptions of 6,900,000 shares of Common Stock of Arisz for aggregate redemption payments of $69.0 million using a per-share redemption price of $10.00.

Potential Impact of Additional Dilution

The table below shows the potential impact of additional dilution owing to shares underlying Arisz Public Warrants, Arisz Sponsor Private Warrants and shares underlying the unit purchase option.

Including Additional Dilution Sources	No Redemption Scenario		Interim Redemption Scenario		Max Redemption Scenario
	# of Shares	%	# of Shares	%	# of Shares	%
BitFuFu Shareholders	150,000,000	85.9%	150,000,000	87.7%	150,000,000	89.5%
PIPE Investors	7,000,000	4.0%	7,000,000	4.1%	7,000,000	4.2%
Arisz Initial Public Shareholders (including rights shares)	7,245,000	4.1%	3,795,000	2.2%	345,000	0.2%
Shares Underlying the Arisz Public Warrants(4)	5,175,000	3.0%	5,175,000	3.0%	5,175,000	3.1%
Arisz Initial Shareholders (included rights shares)	2,015,208	1.2%	2,015,208	1.2%	2,015,208	1.2%
Shares Underlying the Arisz Sponsor Private Warrants(5)	62,816	0.0%	62,816	0.0%	62,816	0.0%
Representative Shares	3,051,750	1.8%	3,051,750	1.8%	3,051,750	1.8%
Shares Underlying the UPO(6)	43,719	0.0%	43,719	0.0%	43,719	0.0%
Total Common Stock	174,593,493	100.0%	171,143,493	100.0%	167,693,493	100.0%

____________

(4)      Assumes BitFuFu’s stock price above $11.50 and warrants are exercised for $11.50 cash. The approximately $79.3 million cash proceeds of warrant exercise are excluded from the pro forma financials.

(5)      Assumes BitFuFu’s stock price at or above $16.50 and private warrants are exercised (cashless) at $11.50.

(6)      Assumes BitFuFu’s stock price at or above $16.50 and options are exercised (cashless) at $11.50; and warrants are then exercised (cashless) at $11.50.

Q:     Are BitFuFu’s shareholders required to approve the Acquisition Merger?

A:     Yes. BitFuFu’s shareholders’ approval of the Acquisition Merger and the Plan of Merger in respect of the Acquisition Merger is required to consummate the Business Combination.

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Arisz, BitFuFu, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your ARIZ Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[•]

Q:     Should I send in my stock certificates now?

A:      Yes. Arisz’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:     When is the Business Combination expected to occur?

A:      Assuming the requisite stockholder approvals are received, Arisz expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the separate Plans of Merger by the Registrar of Companies of the Cayman Islands with respect to each of the Redomestication Merger and the Acquisition Merger and the issuance of a certificate of merger in respect thereof. Pursuant to the terms of Arisz’s amended and restated certificate of incorporation and the trust agreement entered into between Arisz and the transfer agent, in order to extend the time available for Arisz to consummate its initial business combination, Arisz’s insiders or its affiliates or designees, upon five days’ advance notice prior to the applicable deadline, must deposit into the Trust Account $690,000 on or prior to the date of the applicable deadline. On November 9, 2022, Arisz deposited the sum of Six Hundred Ninety Thousand Dollars ($690,000) into the Trust Account thereby extending the time available to Arisz to consummate its initial business combination from November 22, 2022 to February 22, 2023, and on February 9, 2023 Arisz deposited the sum of Six Hundred Ninety Thousand Dollars ($690,000) into the Trust Account thereby extending the time available to Arisz to consummate its initial business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents. On May 11, 2023, at a special meeting of stockholders, Arisz sought and received stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated up to nine (9) times, each such extension for an additional one (1) month period, from May 22, 2023 to February 22, 2024 (the latest such date actually extended being referred to as the “Extended Termination Date”). The amendment to the Current Charter became effective on May 12, 2023 and in connection with the first one (1) month period extension, Arisz Investments LLC, the Company’s sponsor, will deposit $120,000 into Arisz’s trust account prior to May 22, 2023, on behalf of Arisz.

Q:     Who will manage PubCo?

A:     We expect that after the consummation of the Business Combination Mr. Leo Lu will act as our Chief Executive Officer and Chairman of the board of directors, Ms. Calla Zhao will act as our Financial Controller, and Ms. Celine Lu, Mr. Stephen Markscheid, Mr. Xin Li and Ms. Yeeli Hua Zheng will serve as members of the board of directors. For more information on PubCo’s anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:      If the Business Combination is not consummated, Arisz may seek another suitable business combination. If Arisz does not consummate a business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then pursuant to Article 6 of its Current Charter, Arisz’s officers must take all actions necessary in accordance with the General Corporation Law of Delaware to dissolve and liquidate Arisz as soon as reasonably practicable, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. Following dissolution, Arisz will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of ARIZ Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of ARIZ Common Stock would be paid at liquidation would be approximately $[10.00] per share for stockholders based on amounts on deposit in the trust account as of [•], 2023. The closing price of ARIZ Common Stock on Nasdaq as of [•], 2023 was $[•].

The Sponsor and other initial stockholders and Chardan have waived their right to receive distributions with respect to any shares of ARIZ Common Stock held by them upon the liquidation of the Trust Account, if ARIZ is unable to consummate an initial business combination within the required time period and have also waived their redemption rights in connection with the consummation of the Business Combination. No person was paid any consideration in exchange for these waivers.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the closing of the Business Combination, holders of ARIZ Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of [•], 2023, there was approximately $[•] million in the Trust Account. Arisz estimates that approximately $10.00 per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the Combined Company.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:      In the event that a U.S. Holder elects to redeem its ARIZ Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the ARIZ Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such holder exercises his, her, or its redemption rights. If the redemption qualifies as a sale or exchange of the ARIZ Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the ARIZ Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ARIZ Common Stock redeemed exceeds one year. However, it is unclear whether the redemption rights with respect to the ARIZ Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. See the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:     Will holders of ARIZ Common Stock, ARIZ Rights or ARIZ Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Business Combination?

A:      It is intended that the Redomestication Merger qualify as a “reorganization” within the meaning of Section 368 of the Code, and, as a result, a U.S. Holder (as defined below) would not recognize gain or loss on the exchange of ARIZ Common Stock, ARIZ Rights, or ARIZ Warrants for PubCo Class A Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Redomestication Merger. Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the Redomestication Merger. However, Section 367(a) of the Code should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of Arisz securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. The rules under Section 367(a) and Section 368 of the Code, however, are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If the Redomestication Merger does not qualify as a reorganization for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its ARIZ Common Stock, ARIZ Rights, or ARIZ Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Class A Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ARIZ Common Stock, ARIZ Rights, and ARIZ Warrants exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see the section titled “U.S. Federal Income Tax Considerations” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Arisz’s proxy solicitor at:

[•]

You may also obtain additional information about Arisz from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

DELIVERY OF DOCUMENTS TO ARISZ’S sTOCKholders

Pursuant to the rules of the SEC, Arisz and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Arisz has received contrary instructions from one or more of such stockholders. Upon written or oral request, Arisz will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Arisz deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Arisz of their requests by contacting our proxy solicitor as follows:

[•]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A and PubCo’s Memorandum and Articles of Association attached as Annex B. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Arisz’s stockholders.

The Parties to the Business Combination

Arisz Acquisition Corp.

Arisz Acquisition Corp. (“Arisz”) is a blank check company incorporated as a Delaware corporation on July 21, 2021. Arisz was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”). On November 22, 2021 Arisz consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “ARIZ Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, Arisz sold to its Sponsor and to Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886. Each ARIZ Unit consists of one share of common stock (“ARIZ Common Stock”), one right (“ARIZ Right”) and one redeemable warrant (“ARIZ Warrant”). The holders of ARIZ Rights will obtain the right to receive one PubCo Right upon the consummation of a Business Combination. Each whole ARIZ Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of Arisz’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of Arisz’s initial Business Combination or earlier upon redemption or liquidation.

Concurrently, Arisz repaid $105,000 to the Sponsor, under a related party loan evidenced by a promissory note issued on August 5, 2021.

Arisz had granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, Arisz consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

The Private Units are identical to the ARIZ Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Arisz does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of September 30, 2022, Arisz had cash of $173,789 outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO, the sale of the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Arisz’s failure to complete a business combination within the Combination Period.

Arisz’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “ARIZU,” “ARIZ,” “ARIZW” and “ARIZR,” respectively.

BitFuFu

Finfront Holding Company, operating under the trade name of “BitFuFu,” is an exempted company incorporated in the Cayman Islands with limited liability, with subsidiaries in Singapore and the United States. BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu makes available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. BitFuFu procures the right to utilize computing power of mining equipment and other infrastructure services from various suppliers, and repackages and integrates such computing power with other critical services to create a one-stop cloud-mining package for customers. BitFuFu has access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure. See “Information about BitFuFu.”

BitFuFu’s principal executive office is located at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098. BitFuFu’s telephone number is +656-252-4595. After the consummation of the Acquisition Merger, BitFuFu will become a wholly owned subsidiary of PubCo.

PubCo

PubCo is an exempted company incorporated in the Cayman Islands with limited liability on February 16, 2022 for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of BitFuFu following the Business Combination.

Merger Sub

Merger Sub is an exempted company incorporated in the Cayman Islands with limited liability on February 22, 2022, and is a wholly-owned subsidiary of PubCo incorporated for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, BitFuFu pursuant to the Acquisition Merger.

The Business Combination and the Merger Agreement

The Merger Agreement

On January 21, 2022, Arisz entered into that certain Agreement and Plan of Merger (as amended as of April 4, 2022, October 10, 2022, April 24, 2023, and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between Arisz and Finfront Holding Company, a Cayman Islands exempted company, pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“PubCo”), (b) PubCo agreed to form Boundary Holding Company, or Merger Sub, a Cayman Islands exempted company, as its wholly owned subsidiary, (c) Arisz will be merged with and into PubCo (the “Redomestication Merger”), with PubCo surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with BitFuFu surviving the Acquisition Merger as a direct wholly owned subsidiary of PubCo (collectively, the “Business Combination”). Following the Business Combination, PubCo will be a publicly traded company listed on a stock exchange in the United States.

On April 4, 2022, each of PubCo and Merger Sub signed a joinder agreement along with Arisz and BitFuFu, agreeing to be bound by the Merger Agreement as if such parties were parties thereto on the date of its signing. On April 4, 2022, Arisz and BitFuFu entered into Amendment No. 1 to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Islands corporate law matters by mutual agreement. On October 10, 2022, Arisz and BitFuFu entered into Amendment No. 2 to the Merger Agreement, as described below. On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement, as described below.

Consideration

In consideration of the Acquisition Merger, PubCo will issue 150,000,000 Ordinary Shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of BitFuFu. The Aggregate Stock Consideration consists of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares of PubCo.

The Closing

The Merger Agreement provides that the closing of the Business Combination (the “Closing”) shall occur no later than July 31, 2022 (the “Outside Date”) and that the Outside Date may be extended upon the written agreement of Arisz and Finfront. On October 10, 2022, the parties amended the Merger Agreement and extended the Outside Date to August 1, 2023 in order to give the parties more time to consummate the Business Combination.

Representations and Warranties

In the Merger Agreement, BitFuFu makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of BitFuFu and its subsidiaries (together, the “BitFuFu Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (the “Additional Agreements”); (d) absence of conflicts; (e) capital structure of BitFuFu; (f) accuracy of charter documents and corporate records of the BitFuFu Parties; (g) accuracy of the list of all assumed or “doing business as” names used by the BitFuFu Parties; (h) required consents and approvals; (i) financial information; (j) books and records; (k) absence of certain changes or events; (l) title to assets and properties; (m) litigation; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable; (t) prepayments; (u) employees and benefits; (s) employment matters; (t) leases; (u) tax matters; (v) environmental laws; (w) finders’ fees; (x) powers of attorney and suretyships; (y) directors and officers; (z) international trade matters and anti-bribery compliance; (aa) that BitFuFu is not an investment company; (bb) affiliate transactions; (cc) privacy laws; (dd) OFAC; (ee) board approval, (ff) the truthfulness of other information; and (gg) other customary representations and warranties.

In the Merger Agreement, Arisz, on its behalf and also on behalf of PubCo and Merger Sub when formed (together, the “Parent Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and Additional Agreements; (d) absence of conflicts; (e) finders’ fees; (f) issuance of the Aggregate Stock Consideration; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that Arisz is a public reporting company; (l) no market manipulation; (m) board approval; (n) Arisz’s SEC documents and financial statements; (o) absence of litigation; compliance with laws; (p) OFAC; (q) that Arisz is not an investment company; (r) tax matters; (s) PIPE financing; and (t) other customary representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

BitFuFu and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (ii) there not being any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) all consents, approvals and filings required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained; (iv) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of Purchaser; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of the Company; (vii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been made and any applicable waiting period shall have been completed; (viii) as of the closing, PubCo shall have at least $5,000,001 in net tangible assets; and (ix) each of PubCo and Merger Sub shall have been formed and shall have executed a joinder agreement to the Merger Agreement.

BitFuFu’s Conditions to Closing

The obligations of BitFuFu to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        the Parent Parties complying with all of obligations under the Merger Agreement in all material respects;

•        the representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        the Company having received a copy of each of the Additional Agreements to which any Parent Party is a party, duly executed and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than the Parent Parties;

•        the Parent Parties complying with the reporting requirements under the Securities Act and Exchange Act;

•        there having been no material adverse effect to the Parent Parties and

•        PubCo having remained listed on Nasdaq and the additional listing of the Closing Payment Shares shall have been approved by Nasdaq.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        BitFuFu complying with all of the obligations under the Merger Agreement in all material respects;

•        the representations and warranties of BitFuFu being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        there having been no material adverse effect to BitFuFu;

•        the Parent Parties having received copies of all governmental approvals, and no such governmental approval shall have been revoked;

•        the Parent Parties having received duly executed opinions from BitFuFu’s Cayman Islands counsel in form and substance reasonably satisfactory to them;

•        the Parent Parties having received a copy of each of the Additional Agreements to which BitFuFu is a party, duly executed by BitFuFu and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Arisz or BitFuFu;

•        the aggregate cash proceeds available to the Parent Parties from a private placement or other financing to be consummated simultaneously with the closing of the Acquisition Merger (the “PIPE Investment”) being not less than $50,000,000;

•        The Parent Parties having received copies of certain third party consents, and no such consents have been revoked and the listing of the PubCo’s securities shall have been approved by Nasdaq subject to official notice of issuance;

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the shareholders of Arisz, by:

•        mutual written consent of the Parent Parties and BitFuFu;

•        any of the Parent Parties, if any of the representations or warranties of BitFuFu shall not be true and correct, or if BitFuFu has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to BitFuFu, provided that the Parent Parties are not in breach of the Merger Agreement at such time;

•        BitFuFu, if any of the representations or warranties of the Parent Parties shall not be true and correct, or if any Parent Party has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties, provided that the Company is not in breach of the Merger Agreement at such time; or

•        BitFuFu or any Parent Party on or after the Outside Date, (i) if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the terminating party shall not be in breach of the Merger Agreement as of the date of such termination; (ii) if any governmental order preventing the consummation of the Business Combination shall be in effect and shall have become final and non-appealable; or (iii) if any of the matters to be approved by Purchaser’s shareholders in connection with the Business Combination are not so approved;

•        the Parent Parties if the shareholders of BitFuFu fail to approve the Business Combination on or before the date specified in the Merger Agreement; or

•        the Parent Parties, in the event that BitFuFu fails to deliver its audited 2020 and 2021 financial statements to the Parent Parties on or before March 31, 2022.

Amendment No. 2 to Merger Agreement

On October 10, 2022, each of Arisz and BitFuFu entered into that certain Amendment (“Amendment No. 2”) to the Merger Agreement to provide, among other things:

(1)    that until the earlier of (x) termination of the Merger Agreement in accordance with its terms, and (y) forty-five (45) calendar days prior to the Outside Date, neither BitFuFu nor the Parent Parties (as defined in the Merger Agreement) shall participate in discussions, negotiations or related activities with any Person concerning any Alternative Transaction,

(2)    that BitFuFu and Arisz shall cause the amendment and/or termination of certain agreements in order to remove all existing restrictions on four hundred thousand (400,000) Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing;

(3)    for a loan from BitFuFu to Arisz in the amount of Two Million Two Hundred and Twenty Thousand Dollars ($2,220,000) for the purpose of funding any payment due in connection with an extension of the period of time for Arisz to consummate a business combination and for working capital purposes (the “Loan”). The Loan shall be funded in three equal installments on each of October 26, 2022, January 26, 2023 and April 26, 2023, in each case in the amount of Seven Hundred Forty Thousand Dollars ($740,000). Of each such installment, the sum of Six Hundred Ninety Thousand Dollars ($690,000) (the “Extension Funding Amount”) shall be used to cover the extension costs, and the remaining Fifty Thousand ($50,000) shall be used for working capital. In the event that the actual extension costs are less than the Extension Funding Amount, Arisz shall promptly repay the difference between such actual extension costs and the Extension Funding Amount. Arisz shall issue a promissory note for the amount of the Loan in favor of the Company;

(4)    that the Outside Date is extended to August 1, 2023;

(5)    that the Merger Agreement may be terminated (a) by the Parent Parties, in the event that BitFuFu fails to fund any of the installment amounts of the Loan specified in Section 9.8 of the Merger Agreement by the applicable due dates, (h) by the Parent Parties or BitFuFu, in the event that the Parent Parties fail to obtain any extension to the termination date by which time Arisz must cease operations unless a business combination has been consummated and (i) by BitFuFu, in the event that Arisz defaults on the Promissory Note as specified in such Section 9.8, which default remains not cured within ten (10) calendar days; and

(6)    for (i) a Parent breakup fee payable by BitFuFu to Arisz equal to Four Million Dollars ($4,000,000) in cash in the event of the termination of the Merger Agreement by Arisz pursuant to Section 11.1(b) of the Merger Agreement or as a result of BitFuFu’s refusal to consummate the transactions contemplated thereby and (ii) a Company breakup fee payable by Arisz to BitFuFu in the amount of Five Million Dollars ($5,000,000) in the event of the termination of the Merger Agreement by BitFuFu pursuant to Section 11.1(c) of the Merger Agreement or as a result of Arisz’s refusal to consummate the transactions contemplated thereby.

On October 10, 2022, Arisz issued a promissory note for the amount of the Loan in favor of BitFuFu (the “Promissory Note”), pursuant to which Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan, to BitFuFu or its designee as payment of its obligations under the Loan, except in the event that the actual extension costs are less than the Extension Funding Amount, Arisz shall wire such prepayment to such account as designated by BitFuFu.

Amendment No. 3 to Merger Agreement

On April 24, 2023, each of Arisz and BitFuFu entered into that certain Amendment (“Amendment No. 3”) to the Merger Agreement to provide, among other things: 1) to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes and 2) that the third installment of the Loan will be in the amount of $450,000.

Indemnification

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the Closing date.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement which is attached hereto as Annex A.

The Redomestication Merger

Immediately prior to the Acquisition Merger, Arisz will reincorporate to Cayman Islands by merging with and into the PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Arisz. The separate corporate existence of Arisz will cease and PubCo will continue as the surviving corporation. In connection with the Redomestication Merger, all outstanding ARIZ Units will separate into their individual components of ARIZ Common Stock, ARIZ Rights and ARIZ Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Arisz stockholders shall be exchanged as follows:

(i)     Each share of ARIZ Common Stock, issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such ARIZ Common Stock, PubCo shall issue to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which shall be fully paid;

(ii)    Each ARIZ Warrant issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into one PubCo Warrant to purchase three-fourths (3/4) of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ARIZ Warrants; and

(iii)   The holders of ARIZ Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will obtain one PubCo Right in exchange for the cancellation of each ARIZ Right; provided, however, that no fractional shares will be issued, and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Redomestication Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Redomestication Merger surviving company and each PubCo Class B Ordinary Share shall be entitled to five (5) votes on all matters subject to vote at all general meetings of the post-Redomestication Merger surviving company.

The Acquisition Merger

Immediately after and conditional upon the Redomestication Merger, Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into BitFuFu, resulting in BitFuFu being a wholly owned subsidiary of PubCo.

For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The Redomestication Merger Proposal” and “Proposal No. 2 — The Acquisition Merger Proposal.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no Arisz stockholder exercises its redemption, (ii) none of the parties in the chart below purchase Arisz Common Stock in the open market, (iii) an aggregate of 7,000,000 Class A Ordinary Shares of PubCo are issued to the PIPE Investors; and (iv) there are no other issuances of equity by Arisz prior to or in connection with the consummation of the Business Combination. Notwithstanding the foregoing, the ownership percentages set forth do not take into account the exercise of any PubCo Warrants.

Sponsor and Chardan
Arisz Public Stockholders
Finfront Shareholders
[•]%
[•]%
[•]%
BitFuFu Inc.
(Cayman Islands)
100%
Finfront Holding Company
(Cayman Islands)
100%
100%
Ethereal Tech Pte. Ltd.
(Singapore)
Ethereal Tech US Corporation
(United States)

If the actual facts are different than these assumptions, the percentage ownership retained by public stockholders following the Business Combination will be different. The PubCo Warrants and private placement warrants will become exercisable upon the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of five members. All members of the PubCo board of directors will be designated by BitFuFu and a majority of whom will be considered “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Additional Agreements Executed at the Signing of the Merger Agreement

PIPE Subscription Agreements

In connection with the proposed Merger, Arisz and BitFuFu obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A Ordinary Shares of PubCo which will be issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the Subscription Agreements (the “PIPE

Subscription Agreements”), by and among each Subscriber, Arisz and BitFuFu. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Business Combination. The PIPE Shares are identical to Class A Ordinary Shares of PubCo that will be issued to existing public stockholders at the time of the Closing, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the SEC. The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Merger.

Pursuant to the PIPE Subscription Agreements, Purchaser has agreed to file (at Purchaser’s sole cost and expense) a registration statement registering the resale of the shares of common stock to be purchased in the private placement (the “PIPE Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) (i) no later than thirty (30) calendar days following the Closing assuming no additional financial statements are required or desirable to be included at the time of such filing) or (ii) ninety (90) calendar days following the Closing (assuming additional financial statements are required or desirable to be included at the time of such filing). PubCo will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practical but no later than the earlier of (i) the 120th calendar day following the filing date thereof (in the event the SEC notifies PubCo that it will “review” the PIPE Resale Registration Statement) and (ii) the 10th business day after the date PubCo is notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. (The rights set forth above granted to the Subscribers pursuant to the PIPE Subscription Agreements are defined as the “PIPE Registration Rights”).

Each PIPE Subscription Agreement will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the PIPE Subscription Agreements, (iii) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the PIPE Subscription Agreements are not consummated at the PIPE Closing or (iv) the Outside Date (as it may be extended as described therein). Pursuant to the PIPE Subscription Agreements dated January 21, 2022, each of Antdelta Investment Limited and Antpool Technologies BVI Limited has committed to purchase 3,000,000 PubCo Class A Ordinary Shares and 2,000,000 PubCo Class A Ordinary Shares, respectively.

Arisz’s Sponsor paid an aggregate of $25,000 (or approximately $0.0145 per share) for its 1,725,000 Insider Shares and such securities may have a value of $17,250,000 at the time of the Business Combination. Because the merger consideration is based on a deemed price per share of $10.00 a share, Arisz’s Sponsor could make a substantial profit after the initial business combination, even if public investors experience substantial losses.

The PIPE Shares will be sold at a purchase price of $10.00 per share, whereas the private units issued and sold to the Sponsor at the time of the IPO were sold at a purchase price of $10.00 per unit, each unit consisting of (a) one share of common stock, (b) one right to receive one-twentieth (1/20) of one share of common stock upon the consummation of an initial business combination and (c) one redeemable warrant, each warrant entitling the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. None of Arisz’s Sponsor, officers, directors or their affiliates are Subscribers in the PIPE.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement, a copy of which was filed as Exhibit 10.1 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated by reference herein.

Backstop Agreements

On July 14, 2022, each of Arisz, the Company, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares, as specified therein. The Backstop Agreement terminated as per its terms on July 31, 2022.

On October 13, 2022 the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

The foregoing description of the New Backstop Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the New Backstop Agreement, a copy of which was filed as Exhibit 10.2 to Arisz’s Current Report on Form 8-K, filed with the SEC on October 14, 2022 and is incorporated by reference herein.

Amended and Restated Subscription Agreements

Contemporaneously with the execution of the Merger Agreement each of Chardan Capital Markets, LLC (“Chardan”) and the Sponsor executed amendments to the subscription agreements that had been executed by each of them on November 17, 2021 in connection with Arisz’s initial public offering, and filed as Exhibits 10.5 and 10.6, respectively, to the Current Report on Form 8-K filed by Arisz on November 23, 2021 (the “Amended and Restated Subscription Agreements”). Pursuant to the Amended and Restated Subscription Agreements, each of Chardan and Sponsor agreed, among other things not to transfer assign or sell any Private Units, Over-Allotment Units (each as defined in the Amended and Restated Subscription Agreements) or their underlying securities, until the consummation of a business combination involving Arisz.

The foregoing description of the Amended and Restated Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, copies of which was filed as Exhibit 10.6 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated by reference herein.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Arisz common stock entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.2 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of BitFuFu’s Ordinary Shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which was filed as Exhibit 10.3 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, Arisz Investment LLC (the “Sponsor”) and Ethereal Tech Pte. Ltd., a subsidiary of the Company (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of ET Shares has been completed. In addition, on October 10, 2022, the Sponsor and ET, entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of Arisz common stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of Additional ET Shares has not been completed.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited, the financial advisor of BitFuFu (“Aqua”), entered into a stock purchase agreement (the “Aqua Stock Purchase Agreement”), pursuant to which Aqua purchased 200,000 shares of Arisz common stock (the “Aqua Shares”) from the Sponsor for a purchase price of $2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the amount of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of Arisz common stock to 260,000 shares of Arisz common stock, and the purchase price was changed from $2,000,000 to $2,500,000.

Additional Agreements to be Executed at Closing

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Arisz with respect to certain shares, units, private units (and the private shares, private warrants and private rights included therein) to the extent they own at the Closing. The Amended and Restated Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Purchaser Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which was filed as Exhibit 10.5 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022, and is incorporated herein by reference.

Lock-Up Agreements

At the closing of the Business Combination, certain holders of BitFuFu’s ordinary shares will execute lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements such holders shall agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any PubCo Ordinary Shares to be received by them in connection with the Business Combination (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive PubCo Ordinary Shares if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of which was filed as Exhibit 10.4 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Redemption Rights

Pursuant to Arisz’s amended and restated certificate of incorporation, Arisz’s public stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of [•], 2023, this would have amounted to approximately $10.00 per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (x) hold public ARIZ Common Stock or (y) hold public ARIZ Common Stock through ARIZ Units and you elect to separate your ARIZ Units into the underlying public ARIZ Common Stock, public ARIZ Rights and public ARIZ Warrants prior to exercising your redemption rights with respect to the public ARIZ Common Stock; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2023, (a) submit a written request to the transfer agent that Arisz redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding ARIZ Units must separate the underlying ARIZ Common Stock, ARIZ Warrants and ARIZ Rights prior to exercising redemption rights with respect to the ARIZ Common Stock. If ARIZ Units are registered in a holder’s own name, the holder must deliver the certificate for its ARIZ Units to the transfer agent with written instructions to separate the ARIZ Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the ARIZ Common Stock from the ARIZ Units.

If a broker, dealer, commercial bank, trust company or other nominee holds ARIZ Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s ARIZ Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of ARIZ Units to be separated and the nominee holding such ARIZ Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant ARIZ Units and a deposit of an equal number of ARIZ Common Stock, ARIZ Warrants and ARIZ Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the ARIZ Common Stock from the ARIZ Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their ARIZ Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the ARIZ Common Stock.

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made if the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Arisz will promptly return the share certificates to the public stockholder.

The Proposals

At the Special Meeting, Arisz’s stockholders will be asked to vote on the following:

•        the Redomestication Merger Proposal;

•        the Acquisition Merger Proposal;

•        the Nasdaq Proposal;

•        the Governance Proposal; and

•        the Adjournment Proposal.

Please see the section titled “The Special Meeting” on page 90 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [•], 2023, there were [•] shares of ARIZ Common Stock issued and outstanding. Only Arisz’s stockholders who hold shares of ARIZ Common Stock of record as of the close of business on [•], 2023 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ARIZ Common Stock present and entitled to vote at the Special Meeting; provided, however, that if [•] or more of the holders of ARIZ Common Stock exercise their redemption rights then the Business Combination may not be completed.

As of [•], 2023, the initial stockholders and Chardan collectively owned and was entitled to vote [•] shares of ARIZ Common Stock, or approximately 19.38% of Arisz’s outstanding shares. With respect to the Business Combination, the initial stockholders and Chardan, which owns approximately [•]% of Arisz’s outstanding shares as of the record date, has agreed to vote its ARIZ Common Stock in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal, and intends to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting Arisz will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BitFuFu issuing shares for the net assets of Arisz, accompanied by a recapitalization. The net assets of Arisz will be stated at fair value which approximates historical costs as Arisz has only cash and short-term liabilities. No goodwill or other intangible assets relating to the Business Combination will be recorded. Operations prior to the business combination will be those of BitFuFu.

Foreign Private Issuer

PubCo will be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, PubCo will be able to may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of its internal control over financial reporting. Under the JOBS Act, PubCo also does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

PubCo will remain an emerging growth company until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter. Once PubCo ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Leo Lu, the founder of BitFuFu, will hold a majority of the aggregate voting power of PubCo upon the completion of the Business Combination.

Regulatory Approvals

The Redomestication Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plans of Merger with respect to each of the Redomestication Merger and the Acquisition Merger and the issuance of a certificate of merger in respect thereof.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Arisz Board in favor of adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Arisz’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to liquidate, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. In such event, the 1,725,000 shares of ARIZ Common Stock held by the initial stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Common Stock of $[•] on Nasdaq as of [•], 2023;

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated (as described herein), the [•] Private Units purchased by the Sponsor and Chardan for a total purchase price of $[•], will be worthless. Such Private Units had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Units of $[•] on Nasdaq as of [•]; and

•        The exercise of Arisz’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

Recommendations of the Arisz Board to the Arisz Stockholders

After careful consideration of the terms and conditions of the Merger Agreement, the Arisz Board has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Arisz and its stockholders. In reaching its decision with respect to the Redomestication Merger and the Acquisition Merger, the Arisz Board reviewed various industry and financial data and the due diligence and evaluation materials provided by BitFuFu. The Arisz Board did not obtain a fairness opinion on which to base its assessment. The Arisz Board recommends that Arisz’s stockholders vote:

•        FOR the Redomestication Merger Proposal;

•        FOR the Acquisition Merger Proposal;

•        FOR the Nasdaq Proposal;

•        FOR the Governance Proposal; and

•        FOR the Adjournment Proposal.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately $30,000 to approximately $68,000 in 2021, and ranged from approximately $16,000 to approximately $46,000 in 2022, according to Google Finance. During 2022, and more recently, in the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific Inc. (“Core Scientific”), Celsius Network LLC (“Celsius”), Voyager Digital Ltd. (“Voyager Digital”), Three Arrows Capital, BlockFi Lending LLC (“BlockFi”), FTX Trading Ltd. (“FTX”), and Genesis Global Holdco LLC (“Genesis Holdco”). Those bankruptcy proceedings have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. As of the date of this proxy statement/prospectus, aside from (1) the general decrease in the price of Bitcoin and in the stock price of companies engaging in digital asset mining and trading business that may be attributable to recent bankruptcies in the digital asset industry, and (2) the impairment loss on assets held by FTX in the amount of US$9.8 million recorded by BitFuFu in 2022 (remeasured using the carrying value of Bitcoins as of December 31, 2022) in connection with the

FTX bankruptcy proceeding, BitFuFu has not been materially impacted by those bankruptcies and the recent disruption in the digital asset industry. As of the date of this proxy statement/prospectus, other than FTX, BitFuFu has no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the recent disruption in the digital asset industry has not materially affected BitFuFu’s relationship with suppliers or customers. While BitFuFu has not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that its counterparties will not experience liquidity or insolvency issues in the future. For example, prior to December 2022, BitFuFu held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. The digital assets that BitFuFu safeguards for its customers were stored at custodial wallet maintained by Coinbase and Cobo Wallet. In light of the broader market conditions in the digital asset industry, there can be no assurance that other market participants, including Coinbase, Cobo Wallet and hosting facility suppliers will not ultimately be impacted. BitFuFu continues to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom it has potential or ongoing relationships. However, BitFuFu cannot provide any assurance that it will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Risks Factors — Risks Related to BitFuFu’s Industry.”

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 38 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Arisz’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

Risks Related to BitFuFu’s Business

•        BitFuFu’s limited operating history and rapid growth making it difficult to evaluate its business and prospects;

•        BitFuFu’s ability to innovate and provide services and products that meet the expectations of its customers;

•        price fluctuations of digital assets, in particular that of Bitcoin;

•        BitFuFu’s ability to compete effectively against its current and future competitors;

•        BitFuFu’s reliance on a limited number of suppliers to provide it with digital asset mining equipment, hosting facilities, and other products or services critical to its business;

•        BitFuFu’s customer concentration; and

•        risks related to power supply, including increases in power costs and power outage.

Risks Related to BitFuFu’s Operations

•        security breaches, threats and attacks affecting BitFuFu or the digital asset industry;

•        system failure or other service disruptions of BitFuFu’s system;

•        BitFuFu’s ability to maintain relevant licenses and permits;

•        BitFuFu’s reliance on third-party service providers to safeguard and manage certain digital assets;

•        risks related to loss of digital assets;

•        involvement in legal or other disputes;

•        risks related to prepayments and deposits to suppliers and account receivables from customers; and

•        uncertainties with respect to the accounting treatment of digital assets.

Risks Related to BitFuFu’s Industry

•        adverse changes in the regulatory and policy environment of digital assets and relevant industry players in multiple jurisdictions;

•        concerns about greenhouse gas emissions, global climate change and other ESG issues;

•        changes to the method of validating blockchain transactions;

•        increase in mining difficulty and reduced economic returns of digital asset mining activities;

•        reduced demand for blockchain technology, blockchain networks and digital assets; and

•        fraud, hacking or other adverse events to the digital asset networks.

Risks Related to the Regulatory Framework

•        current and future legislation imposing greater restrictions on the digital assets;

•        determination of BitFuFu as an investment company under the 1940 Act and relevant regulatory requirements;

•        requirement to register as money services business or similar compliance requirements;

•        a digital asset’s being determined as a “security” under relevant laws, and the related registration and other compliance requirements; and

•        BitFuFu’s difficulties in securing relationship with financial institutions due to its operations in the digital asset industry.

Risks Related to Arisz and the Business Combination

•        requirement to liquidate the Trust Account if Arisz cannot consummate an initial business combination;

•        a substantial majority of our public stockholders may redeem their Public Shares;

•        redemption of Public Shares may not put a stockholder in a better economic position;

•        the requirement to tender shares in order to seek redemption;

•        third party claims could reduce the proceeds held in the Trust Account;

•        distributions to Arisz’s stockholders could be viewed as an unlawful payment;

•        Arisz’s due diligence investigation of BitFuFu may not be adequate;

•        risks and uncertainties in not going through a traditional underwritten initial public offering;

•        Initial Stockholders will vote in favor of the Proposals, regardless of how public stockholders vote;

•        possibility of expensive stockholder litigation and regulatory inquiries;

•        Initial Stockholders may have a conflict of interest since they will not participate in liquidation distribution;

•        Initial Stockholders may receive a positive return on their investments even if public stockholders experience a negative return;

•        Sponsor, executive officers, directors and certain affiliates may have interests that are different from, or in addition to, your interests as a stockholder;

•        redeeming stockholders must comply with specific requirements;

•        redeeming stockholders may be unable to sell their shares if the Business Combination is not consummated;

•        exercise of existing registration rights could adversely affect the market price of Arisz’s securities;

•        Arisz will not obtain a fairness opinion from an unaffiliated third party;

•        Business Combination’s benefits may not meet the expectations of financial or industry analysts;

•        costs incurred in connection with the Business Combination will reduce the cash available;

•        pro forma financial information may not be indicative of actual financial condition or results of operations;

•        termination of the Merger Agreement could negatively impact Arisz;

•        potential waiver of some conditions to the Business Combination without stockholder approval;

•        having a minority share position may reduce your influence on the management of PubCo; and

•        any purchases of Public Shares by Arisz’s affiliates will increase the likelihood of approval of the Proposals and may affect the market price of Arisz’s securities.

Risks Related to PubCo’s Securities

•        no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares;

•        price volatility of PubCo’s shares;

•        sale or availability for sale of substantial amounts of PubCo’s shares;

•        potential dilution for existing shareholders upon PubCo’s issuance of additional shares;

•        potential treatment of PubCo as a passive foreign investment company;

•        the dual-class structure of the PubCo and impact on relevant shareholders’ ability to influence corporate matters;

•        PubCo’s Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against PubCo’s directors and officers;

•        anti-takeover provisions contained in PubCo’s Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt;

•        exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company;

•        difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo or its management named in the proxy statement/prospectus based on foreign laws;

•        significant redemptions could cause the Ordinary Shares of PubCo to become less liquid;

•        ability to meet the initial listing requirements to be listed on Nasdaq or maintain the listing of its securities on Nasdaq in the future; and

•        exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to PubCo’s status as a “controlled company.”

SELECTED HISTORICAL FINANCIAL INFORMATION

BitFuFu and Arisz are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ARISZ

The following tables set forth summary historical financial data derived from Arisz’s unaudited financial statements as of December 31, 2022 included elsewhere in this proxy statement/prospectus. Such financial information should be read in conjunction with the unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arisz” and Arisz’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

STATEMENT OF OPERATIONS
For Three Months Ended December 31, 2022

Formation and operating costs	$187,618
Franchise tax expense	12,000
Loss from operations	(199,618)
Interest earned on investments held in Trust Account	486,246
Income before income tax expense	286,628
Income taxes provision	99,253
Net income	187,375
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.06
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.11)

BALANCE SHEET DATA
As of December 31, 2022

Total assets	$70,639,796
Total liabilities	$3,761,417
Working capital deficit(1)	$790,056
Total stockholders’ deficit	$(3,584,666)

____________

(1)      Working capital deficit is defined as total current assets minus total current liabilities (excluding income tax and franchise tax payable).

SELECTED HISTORICAL FINANCIAL INFORMATION OF BITFUFU

BitFuFu presents below its summary consolidated financial data for the periods indicated. The following summary consolidated statements of comprehensive income/(loss) data for the 2020 period, 2021 and 2022, summary consolidated balance sheets data as of December 31, 2020, 2021 and 2022, and summary consolidated cash flow data for the 2020 period, 2021 and 2022 have been derived from BitFuFu’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The summary consolidated financial data should be read in conjunction with BitFuFu’s consolidated financial statements and related notes and “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The consolidated financial statements are prepared and presented in accordance with or U.S. GAAP. BitFuFu’s historical results are not necessarily indicative of its results for any future periods.

Summary Consolidated Statements of Comprehensive (Loss)/Income	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Total revenues	102,260	103,043,585	198,198,774
Cost of revenues incurred to a related party	—	(7,007,454)	(83,877,580)
Cost of revenues incurred to third parties	(90,617)	(87,007,158)	(59,954,875)
Cost of revenues – depreciation and amortization	—	—	(18,134,149)
Total cost of revenues	(90,617)	(94,014,612)	(161,966,604)
Gross profit	11,643	9,028,973	36,232,170
Sales and marketing expenses	(3,395)	(1,606,731)	(1,952,111)
General and administrative expenses	(44,931)	(1,421,509)	(2,735,501)
Research and development expenses	(57,616)	(469,931)	(1,564,367)
Credit loss provision for receivables	—	—	(608,188)
Impairment loss on assets held by FTX	—	—	(9,826,600)
Impairment loss on digital assets	—	—	(12,948,969)
Impairment loss on mining equipment	—	—	(11,849,595)
Loss on disposal of subsidiary	—	(64,490)	—
Realized gain on sale of digital assets	1,567	369,200	4,947,841
Realized fair value gain on digital asset borrowings	—	—	4,206,292
Total operating expenses	(104,375)	(3,193,461)	(32,331,198)
Operating profit/(loss)	(92,732)	5,835,512	3,900,972
Interest expense	—	—	(2,517,119)
Interest income	—	135,300	343,188
Other income/(expenses), net	566	(1,118)	49,664
Income/(Loss) before income taxes expenses	(92,166)	5,969,694	1,776,705
Income tax credit/(expense)	—	(1,043,451)	665,929
Net income/(loss) and total comprehensive income/(loss)	(92,166)	4,926,243	2,442,634

Non-GAAP Financial Measures
Adjusted EBITDA(1)	(92,166)	5,837,254	39,576,992

____________

(1)      See “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

	As of December 31,
Summary Consolidated Statements of Balance Sheets Data	2020	2021	2022
	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	—	13,312,086	60,430,786
Digital assets of BitFuFu	1,286,847	3,926,824	8,010,538
Safeguarding assets related to custodian digital assets of customers	38,337	6,391,531	—
Accounts receivables, net	—	12,386,322	6,269,847
Amount due from a related party	—	75,275,000	37,316
Prepayments to suppliers	52,912	4,368,510	13,273,989
Equity securities	—	—	1,250,000
Other current assets	—	583,610	300,777
Total current assets	1,378,096	116,243,883	89,573,253

Non-current assets:
Equipment, net	—	51,336	106,290,963
Deferred tax assets, net	—	—	4,471,142
Total non-current assets	—	51,336	110,762,105
Total assets	1,378,096	116,295,219	200,335,358

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payables	193,164	10,847,707	38,122
Contract liabilities	1,238,761	17,427,032	6,442,873
Customer deposit liabilities	—	75,275,000	—
Taxes payables	—	1,033,384	5,126,203
Safeguarding liabilities related to custodian digital assets of customers	38,337	6,391,531	—
Accrued expenses and other payables	—	414,929	3,291,619
Amount due to related parties	—	71,559	67,162,189
Total current liabilities	1,470,262	111,461,142	82,061,006

Non-current liabilities
Long-term payables	—	—	109,435,141
Total non-current liabilities	—	—	109,435,141
Total liabilities	1,470,262	111,461,142	191,496,147

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 157,894,737 issued and outstanding as of December 31, 2020, 2021 and 2022, respectively)	1,579	1,579	1,579
Subscription receivable	(1,564,000)	(1,564,000)	(1,500)
Additional paid-in capital	1,562,421	1,562,421	1,562,421
(Accumulated deficit)/retained earnings	(92,166)	4,834,077	7,276,711
Total shareholders’ (deficit)/equity	(92,166)	4,834,077	8,839,211
Total liabilities and shareholders’ equity	1,378,096	116,295,219	200,335,358

Summary Consolidated Cash Flow Data:	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Net cash generated from/(used in) operating activities	—	15,926,542	(5,809,410)

Net cash (used in)/generated from investing activities	—	(2,614,456)	54,674,246

Net cash (used in) financing activities	—	—	(1,746,136)

Net change in cash and cash equivalents	—	13,312,086	47,118,700
Cash and cash equivalents at beginning of year	—	—	13,312,086

Cash and cash equivalents at end of year	—	13,312,086	60,430,786

Supplemental non-cash operating activities
Net digital assets generated in operating activities	1,286,281	444,418	86,109,208
Supplemental non-cash investing activities
Net digital assets generated/(used) in investing activities	566	2,195,559	(82,025,494)
Supplemental non-cash financing activities
Purchases of equipment with unpaid costs in long-term payables	—	—	109,435,141
Receivables in relation to the issuance of ordinary shares to shareholders	—	1,564,000	—

Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, BitFuFu uses adjusted EBITDA as an additional non-GAAP financial measure. BitFuFu defines adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items which currently include impairment loss on mining equipment, impairment loss on assets held by FTX due to FTX’s bankruptcy and realized fair value gain on digital asset borrowings. BitFuFu presents this non-GAAP financial measure because its management uses it to evaluate its performance. BitFuFu also believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

This non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to BitFuFu’s data. BitFuFu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of BitFuFu’s adjusted EBITDA to net profit/loss for the periods indicated.

	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Net (loss)/profit	(92,166)	4,926,243	2,442,634
Add: Interest expenses/(income), net	—	(135,300)	2,173,931
Add: Income tax expense/(benefit)	—	1,043,451	(665,929)
Add: Depreciation	—	2,860	18,156,453
Add: Impairment loss on mining equipment	—	—	11,849,595
Add: Impairment loss on assets held by FTX	—	—	9,826,600
Minus: Realized fair value gain on digital asset borrowings	—	—	(4,206,292)
Adjusted EBITDA	(92,166)	5,837,254	39,576,992

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of BitFuFu and Arisz on a stand-alone basis and the unaudited pro forma condensed combined per share data after giving effect to the Business Combination assuming (i) no redemption of ARIZ Common Stock and (ii) maximum redemption of ARIZ Common Stock.

The historical book value per share is computed by dividing total common stockholders’ equity by the number of ARIZ Common Stock outstanding at the end of the period. The pro forma combined book value per Arisz ordinary share is computed by dividing total pro forma common stockholders’ equity by the pro forma number of ARIZ Common Stock outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common stockholders by the pro forma weighted-average number of ARIZ Common Stock outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Arisz and BitFuFu and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Arisz and BitFuFu pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined income(loss) per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Arisz and BitFuFu would have been had the companies been combined during the period presented.

December 31, 2022	BitFuFu	Arisz	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Net (loss)/income and total comprehensive (loss)/income	2,442,634	(76,843)	4,065,116	4,065,116
shareholder’s equity	8,839,211	(3,584,666)	143,517,077	73,054,032
Book value per share – basic and diluted	0.06	(0.40)	0.85	0.45
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	157,894,737	6,900,000	169,571,958	162,671,958
Basic and diluted net income per share, common stock attributable to Arisz Acquisition Corp.	NA	0.04	0.024	0.025
Basic and diluted weighted average shares outstanding, non-redeemable common stock	NA	2,001,389	NA	NA
Basic and diluted net income per share, common stock subject to possible redemption	NA	(0.17)	NA	NA

____________

(1)      Book value per share = total equity/common shares outstanding

Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders

Public shareholders who purchased units as part of Arisz IPO for $10.00 may experience dilution if they elect not to redeem in connection with the Business Combination. The table below shows the effect of proceeds from PIPE Financing and associated expenses assuming (i) no redemptions, (ii) interim redemptions, and (iii) maximum redemptions that may occur and the potential impact on non-redeeming shareholders.

Per Share Analysis	No Redemption Scenario	Interim Redemption Scenario(8)	Maximum Redemption Scenario(9)
Proceeds from Cash in Trust	69,000,000	34,500,000	—
Proceeds from PIPE Investors	70,000,000	70,000,000	70,000,000
Total Proceeds to BitFuFu	$139,000,000	$104,500,000	$70,000,000

PIPE Investors	7,000,000	7,000,000	7,000,000
Arisz Initial Public Shareholders (including rights shares)	7,245,000	3,795,000	345,000
Arisz Initial Shareholders (included rights shares)	2,015,208	2,015,208	2,015,208
Representative Shares	3,051,750	3,051,750	3,051,750
Total Remaining Common Stock	19,311,958	15,861,958	12,411,958
Implied Value Per Share of Arisz Common Stock	$7.20	$6.59	$5.64

____________

(8)      Under Interim Redemption Scenario, assumes a 50% redemptions of 3,450,000 shares of Common Stock of Arisz for aggregate redemption payments of $34.5 million using a per-share redemption price of $10.00.

(9)      Under Max Redemption Scenario, assumes redemptions of 6,900,000 shares of Common Stock of Arisz for aggregate redemption payments of $69.0 million using a per-share redemption price of $10.00.

Cash Value of Arisz Public Warrant Holders
Arisz Public Value Per Warrant as of 05/06/2022	$0.23
Number of Arisz Public Warrants	69,00,000
Arisz Public Warrants Value	$15,870,000

SECURITIES AND DIVIDENDS

Arisz’s units, common stock, warrants and rights are each quoted on the Nasdaq, under the symbols “ARIZU,” “ARIZ,” “ARIZW,” and “ARIZR,” respectively. Each Unit consists of one share of ARIZ Common Stock, one ARIZ Right and one redeemable ARIZ Warrant. The holders of ARIZ Rights will obtain the right to receive one PubCo Right upon the consummation of the Business Combination. Each whole ARIZ Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of Arisz’s initial Business Combination or earlier upon redemption. The Units commenced trading on Nasdaq on November 18, 2021. The ARIZ Common Stock, ARIZ Rights and ARIZ Warrants commenced trading on Nasdaq on December 9, 2021

Arisz has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Arisz’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of the Arisz Board to retain all earnings, if any, for use in its business operations and, accordingly, the Arisz Board does not anticipate declaring any dividends in the foreseeable future.

BitFuFu’s securities are not currently publicly traded. Upon the completion of the Business Combination, PubCo will apply to list the PubCo Class A Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. The value of your investment in BitFuFu Inc. following consummation of the Business Combination will be subject to the significant risks affecting PubCo and BitFuFu. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arisz’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus and before making a decision to invest in BitFuFu Inc.’s securities. The risks associated with BitFuFu, Arisz, the Business Combination and the PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to BitFuFu, Arisz, the Business Combination and the PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of BitFuFu and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of BitFuFu and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and prospects.

Risks Related to BitFuFu’s Business

BitFuFu’s limited operating history and rapid growth may make it difficult to evaluate its business and prospects, and BitFuFu’s historical results may not be indicative of its future performance.

BitFuFu has a short operating history and has experienced rapid growth in terms of revenue, number of customers and total cloud-mining capacity since its establishment in December 2020. In particular, its revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021, and further increased to US$198.2 million in 2022. Because of BitFuFu’s limited operating history and historical data, as well as the limited visibility into future demand trends, BitFuFu’s limited operating history and rapid growth may not be indicative of its future performance, and BitFuFu may not be able to accurately forecast its future performance and growth potentials and budget its costs and operating expenses accordingly.

BitFuFu’s business may be affected by the rapidly evolving the digital asset industry, in particular the fluctuation of Bitcoin price, and the changes in demand or order patterns for its services and products as a result. BitFuFu may not be able to accurately forecast the longer-term development of the digital assets industry, and as result, may experience fluctuations in orders in the future. Its limited historical results of operations could make it difficult to assess the impact of seasonal factors on its business. If BitFuFu is unable to increase its access to computing power and hosting capacities to meet any increases in demand due to seasonality or other factors, its total revenue and profitability and its reputation among customers would be materially and adversely affected.

If BitFuFu fails to continuously innovate and to provide services and products that meet the expectations of its customers, it may not be able to attract new customers or retain existing customers, and hence its business and results of operations may be adversely affected.

The industries in which BitFuFu operates and intends to operate in the future are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new services, products and solutions, and constant emergence of new industry standards and practices. BitFuFu’s success will depend, in part, on its ability to respond to these changes in a cost-effective and timely manner, which requires BitFuFu to anticipate the emergence of new technologies and assess their market acceptance.

Research and development activities are inherently uncertain, and it may be difficult to commercialize the research and development results, which could result in excessive expenses or delays. Given the fast pace with which blockchain has been and will continue to be developed, BitFuFu and its business partners may not be able to timely upgrade its technologies in an efficient and cost-effective manner, or at all. In addition, new developments in blockchain and digital assets could render BitFuFu’s services and products obsolete or unattractive. If BitFuFu is unable to keep up with the technological developments and anticipate market trends, or if new technologies render its technologies, services and products obsolete, customers may no longer be attracted to BitFuFu’s offerings. As a result, BitFuFu’s business, results of operations and financial condition would be materially and adversely affected.

BitFuFu’s results of operations may be significantly impacted by digital asset price fluctuations, and its business, results of operations and financial condition could be materially and adversely affected by a significant drop in the prices of digital assets and Bitcoin in particular.

The demand for, and pricing of, BitFuFu’s services and products are determined primarily by the expected economic return of digital asset mining activities, in particular those of Bitcoin, which in turn is significantly affected by expectations with respect to their prices, among other factors. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. For example, the price of Bitcoin ranged from approximately $30,000 to approximately $68,000 in 2021, and ranged from approximately $16,000 to approximately $46,000 in 2022, according to Google Finance. In 2022 and the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed to further price decreases in Bitcoin and a loss of investor confidence in the digital asset industry, which in turn may materially and adversely affect the demand of BitFuFu’s cloud-mining services and mining equipment, as well as the profitability of its self-mining business.

In light of the significant drop in value of major digital assets during 2022 and the recent disruption in the digital asset industry, BitFuFu cannot assure you that the price of Bitcoin or other digital assets will remain high enough to sustain the demand for its services and products or that their prices will not decline significantly in the future. Various factors, mostly beyond BitFuFu’s control, could impact the price of digital assets, including:

•        the limited use of digital assets as payment currencies, as compared with fiat currencies;

•        government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operations of digital asset transactions;

•        changes in consumer demographics and market trends;

•        the maintenance and development of open-source software protocols or similar digital asset systems;

•        the availability and popularity of other forms or payment methods, including new means of using fiat currencies;

•        general economic conditions and the regulatory environment relating to digital assets; and

•        negative consumer perception of digital assets, in particular Bitcoin.

If the price of digital assets or network transaction fees drop, the expected economic return of mining activities will diminish, resulting in a decrease in demand for BitFuFu’s services and products. BitFuFu may need to adjust its pricing strategy to respond to changes in market demand. The future of digital assets and their prices are subject to a high degree of uncertainty. If transaction fees become too high, users may be discouraged from using digital assets, which will decrease the transaction volume of the digital asset network. In addition, any power shortage due to government control measures or other reasons, or increase in energy costs, would raise the mining costs. These instances could affect BitFuFu’s customers’ expected economic return for mining activities, which in turn, would adversely affect the demand for and pricing of BitFuFu’s services and products.

Furthermore, fluctuations in the price of digital assets may affect the value of BitFuFu’s fixed assets or inventories, which primarily consist of Bitcoin miners, as well as the provision BitFuFu makes to the inventory as it manages inventory level based on, among others, forecasts for sales and service provisions. As BitFuFu may increase its procurement volume for the launch of new services or products or due to expected surge of demand, a significant drop in the price of digital assets can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. A significant drop in the price of digital assets may also subject BitFuFu to impairment loss for digital assets held for its own account. For example, BitFuFu recorded impairment loss on digital assets of US$12.9 million in 2022 when the price of Bitcoin dropped significantly against its carrying value. As a result, any future significant reductions in the price of Bitcoin and other digital assets will likely have a material and adverse effect on BitFuFu’s results of operations and financial condition.

BitFuFu holds stablecoins for its business operations, and is subject to the risks associated with stablecoins.

BitFuFu holds stablecoins, in particular USDT, for its business operations. As of December 31, 2020, 2021 and 2022, the total value of USDT that BitFuFu held for its own account and safeguarding assets related to USDT held for its customers was approximately US$1.3 million, US$4.1 million and US$55,515, respectively. For example, BitFuFu may receive USDT as payments for its cloud mining service, and other digital assets such as BTC and ETH received by BitFuFu as service payments are automatically converted into USDT. Since October 2022, BitFuFu began to convert its USDT into US dollars and deposit them with banking institutions on a daily basis. See “Information About BitFuFu — Digital Assets.” A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like the U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some have also argued that stablecoins may be involved in money laundering. On February 17, 2021, the New York Attorney General entered an agreement with USDT’s operators, requiring them to cease any further trading activity with New York persons and pay US$18.5 million in penalties for false and misleading statements made regarding the assets backing USDT.

Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as crypto asset spot markets, that support stablecoins, could also affect, among others, the value, credentials, exchangeability and liquidity of stablecoins. If any of these events affecting stablecoins BitFuFu holds were to occur, the value of the affected stablecoins BitFuFu holds could materially decline, and BitFuFu may not be able to timely convert digital assets into other viable forms, which could materially and adversely affect BitFuFu’s results of operations, financial condition and future prospects.

BitFuFu may not be able to compete effectively against its current and future competitors, which could have a material adverse effect on its business, financial condition and results of operations.

The digital asset industry is highly innovative, rapidly evolving and characterized by competition, experimentation, frequent introductions of new services and products and uncertain and evolving industry and regulatory requirements. BitFuFu expects competition to further intensify in the future as existing and new competitors introduce new products or enhance existing services and products. BitFuFu competes against numerous developers, owners and operators in the blockchain industry worldwide. Some of its current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to greater and less expensive power than it does. BitFuFu’s current and future competitors may vary in size, service offerings and geographic presence. In addition, many companies in the digital asset industry are consolidating, which could further increase their market shares. If BitFuFu is unable to compete successfully, or if solidifying its competitive advantages requires BitFuFu to incur significant costs, BitFuFu’s business, financial condition and results of operations could be adversely affected.

BitFuFu competes with its competitors in multiple aspects, including pricing, service quality and user experience, reputation, relationship with suppliers, power resources, ability to obtain replacement for miners or hosting facilities, technical and software expertise, and financial resources. Some of BitFuFu’s competitors may be able to:

•        develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or rapidly;

•        adapt to new or emerging technologies and changes in customer requirements more quickly;

•        obtain more favorable terms from the suppliers and procure mining equipment, electricity and other supplies in a more cost-efficient manner;

•        identify and acquire desirable properties that BitFuFu is interested in from developers;

•        offer services at prices below current market rates or below the prices BitFuFu currently charges its customers;

•        take advantage of acquisition and other opportunities more readily; and

•        adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

In addition, BitFuFu may face pricing pressure with respect to its services and products. Prices for its services are affected by a variety of factors, including supply and demand conditions and pricing pressures from its competitors. BitFuFu may be required to lower its prices to remain competitive, which may decrease its profit margins and could have a material adverse effect on its business, financial condition and results of operations.

BitFuFu relies on a limited number of suppliers to provide it with digital asset mining equipment, hosting facilities, and other products or services critical to its business operations. BitFuFu may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on its business, financial condition and results of operations.

BitFuFu relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. Costs attributable to Burdy Technology Limited, BitFuFu’s largest supplier in 2021, accounted for 82% and 32% of BitFuFu’s total cost of revenue in 2021 and 2022, respectively. BitFuFu purchased and leased miners from, and gained access to hosting facilities in a number of regions and countries through collaborations with Bitmain. In 2021 and 2022, costs attributed to agreements with Bitmain, as a percentage of the total cost of revenue, was approximately 7% and 52%, respectively. If BitFuFu is unable to maintain business relationship with its suppliers such as Burdy Technology Limited and Bitmain, its operations could be disrupted, and its business, financial condition and results of operations would be adversely affected. BitFuFu may not be unable to obtain miners and hosting services from other suppliers at commercially reasonable term in a timely manner, or at all. BitFuFu’s ability to meet the increasing demand of its services and products and grow its business is dependent, in large part, on the availability of advanced mining equipment and hosting resources offered to BitFuFu at commercially reasonable prices. The price and availability of such mining equipment fluctuate with the price of Bitcoin or other digital assets. Higher digital asset prices tend to increase the demand for mining equipment and thus increase the cost to acquire or lease such equipment. In addition, as more companies seek to enter the digital asset mining industry, the demand may outpace supply and create shortages, and BitFuFu cannot assure you that such key digital asset mining equipment suppliers will be able to keep pace with any surge in the demand for mining equipment. These key suppliers may also prioritize the order of BitFuFu’s competitors, in which case BitFuFu may experience difficulties in securing miner supply. Further, as these key suppliers typically can determine the terms of supply agreements, BitFuFu has limited bargaining power in negotiating the terms of supply agreements or may have little or no recourse in the event a key miner supplier defaults on its delivery commitments. Defects, malfunctions, errors and breakdown of these miners may occur from time to time, and BitFuFu cannot assure you that it or its suppliers can take remedial measures in a timely manner. Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices on the market. BitFuFu may experience difficulty in obtaining new mining equipment to satisfy the demand of its customers, which may have a material adverse impact on the demand for BitFuFu’s revenue. If BitFuFu is not able to obtain a sufficient number of digital asset mining equipment at favorable prices, its growth expectations, liquidity, financial condition and results of operations will be materially and adversely affected.

BitFuFu also relies on Bitmain to provide the miner hosting services under certain hosting service cooperation arrangements, through which Bitmain sources a limited number of hosting facilities to host miners and provide services related to maintenance and technical support, electricity, network and security. These hosting facilities may demand for upward adjustments of their service fees, including electricity cost, which BitFuFu may not be able to pass on to its customers. BitFuFu cannot assure you that it can continue to maintain cooperation with these hosting facilities, or the services provided by these parties always meet the level of quality, efficiency and timeliness necessary for BitFuFu to render satisfactory hosting services to its customers. Such hosting facilities may experience interruption or other incidents from time to time, and may be unable to provide services to BitFuFu. BitFuFu may not be able to obtain alternative hosting facility supplies in a time manner and/or at commercially viable terms. If BitFuFu is unable to effectively address these risks, its ability to serve customers will be affected, and BitFuFu’s brand image, reputation and financial performance may be materially and adversely affected.

BitFuFu’s self-mining operations utilize third-party mining pools to receive mining rewards from a given network. Mining pools allow mining participants to combine their processing power, which increases the chances of solving a block and receive rewards of a given network. The rewards are distributed by the pool operator, based on BitFuFu’s contribution of hash rate to the pool. BitFuFu is dependent on the accuracy of mining pool operators to accurately record the total processing power provided to the pool for a given Bitcoin or other digital asset mining application in order to assess the proportion of hash rate contributed by BitFuFu. While BitFuFu has internal methods of tracking both its computing power provided, the mining pool operator uses its own record-keeping method to determine BitFuFu’s effective contribution of hash rate. BitFuFu has limited recourse against the mining pool operator if BitFuFu determines the proportion of the reward pay out by a mining pool operator is incorrect. If BitFuFu is unable to consistently obtain accurate proportionate rewards from such mining pool operators, BitFuFu may experience reduced reward for its efforts, which would have an adverse effect on its business and operations.

BitFuFu has derived a substantial portion of its revenue from sales to a limited number of customers, which may expose it to risks relating to customer concentration.

BitFuFu’s customers include both enterprises and individuals. BitFuFu has derived a substantial portion of its revenue from sales to a limited number of customers. In 2021 and 2022, sales to BitFuFu’s largest customer, Chainup Pte. Ltd. and its related parties, accounted for 30% and 17% of its total revenue, respectively, and sales to its top three customer accounted for 51% and 31% of its total revenue, respectively. Although BitFuFu continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes BitFuFu to risks of substantial losses if any of them reduces or ceases business collaboration with BitFuFu. Specifically, any one of the following events, among others, may cause material fluctuations or declines in its revenue, and have a material and adverse effect on BitFuFu’s business, results of operations, financial condition and prospects:

•        a decline in the business of one or more of BitFuFu’s major customers;

•        the decision by one or more of the major customers to shift to BitFuFu’s competitors;

•        the reduction in the price of BitFuFu’s services and products agreed by one or more of its major customers;

•        the failure or inability of any of the major customers to make timely payment to BitFuFu; or

•        regulatory development that may negatively affect the business of one or more of BitFuFu’s major customers or digital asset mining activities in general.

It may not be possible for BitFuFu to accurately predict the future demand from its major customers, and it may fail to maintain relationships with these major customers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and BitFuFu is unable to expand its business with other existing customers or attract new customers in a timely manner or at all, BitFuFu’s business, financial condition, results of operations and prospects may be materially and adversely affected.

Mining digital assets requires significant electric power, and the inability to obtain power resources at commercially viable terms could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu’s operations require a significant amount of electric power to power and cool the mining equipment. Power costs represent a significant component underlying BitFuFu’s cost of revenue. The amount of power required by BitFuFu will increase commensurate with the increase in demand for its services and products and mining equipment it operates for itself and its customers. Power costs and availability are also vulnerable to seasonality, with increased costs primarily in the summer months. BitFuFu also faces risks of outages and power grid damage as a result of inclement weather, animal incursion, and other events out of its control. BitFuFu cannot assure you that the facilities hosting its miners will be able to deliver sufficient power to meet the growing needs of its business on commercially reasonable terms. Currently, BitFuFu’s power costs are covered in its service framework agreement with Bitmain, which may demand for changes to terms of the service framework agreement, including an upward adjustment to the electricity cost. In addition, BitFuFu may incur additional electricity costs based on specific orders under such framework arrangements, which may include periodic price adjustment mechanism with reference to local electricity price index. BitFuFu may not be able to pass on such increase in electricity costs to its customers. Failure by BitFuFu’s counterparty to perform its obligation under the contract terms may affect BitFuFu’s ability to provide services to its customers and disrupt its business operations. Any significant increase in the power costs could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Power outage may result in disruption of BitFuFu’s business.

BitFuFu’s business is vulnerable to disruptions and power outages resulting from weather, animal incursions, accidents, equipment failures, curtailments, acts of war, sabotage and other events. BitFuFu relies on third-party hosting facility providers to host its miners, and cannot assure you that these hosting facilities have backup power generators to maintain BitFuFu’s operations in the event of a power outage. Disruption of BitFuFu’s business could impact BitFuFu’s ability to generate and maintain the power levels necessary to provide cloud-mining services to customers and mine digital assets for itself, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Delays in the expansion of existing facilities or establishment of new facilities, or significant cost overruns could adversely affect BitFuFu’s business.

The equipment used for digital asset mining and transaction processing require the use of facilities with a highly specialized infrastructure and considerable and reliable electric power. BitFuFu expands its business operations by increasing its mining equipment, and expanding cooperation with providers of its the existing facilities to gain access to higher mining capacity. BitFuFu cannot assure you that its hosting facility providers could obtain access to such suitable land to expand its hosting capacity, as such suppliers need to work closely with local governments to obtain necessary permits and local power suppliers for power supplies. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact such hosting facility providers’ construction timelines and budget or result in any new facilities not being completed at all. BitFuFu cannot assure you that it will not experience quality issues in any expansion or upgrades of those facilities. All of these risks could cause BitFuFu to be unable to run its mining operations in a way that is technologically advanced, economical and energy efficient and temperature controlled, which will adversely affect BitFuFu’s business, financial condition and results of operations. If BitFuFu experiences significant delays in the supply of power and facility spaces required to support its expansion, BitFuFu’s ability to deliver services and expand operations will be materially and adversely affected.

The average selling prices of BitFuFu’s services and products may fluctuate from time to time, which may in turn adversely affect BitFuFu’s profitability.

The digital asset industry is characterized by rapid launches of new services and products, continuous technological advancements and changing market trends and customer preferences, all of which may cause fluctuations in the average selling prices of BitFuFu’s services and products over time. BitFuFu may have to significantly lower the average selling prices of its services and products to retain customers. However, such significant decreases in average selling prices may not be offset by a corresponding decrease in the prices of the equipment and properties, and BitFuFu’s profitability may be materially and adversely affected.

Increases in hosting costs, power costs other important cost items may cause BitFuFu to mine digital assets less cost-efficiently, which may reduce BitFuFu’s operating and profit margins, and adversely affect BitFuFu’s business, financial condition and results of operations.

BitFuFu incurred cost of revenue of US$90,617, US$94.0 million and US$162.0 million the 2020 period, 2021 and 2022, respectively, and it realized a gross profit margin of 11.4%, 8.8% and 18.3% in the same periods, respectively. BitFuFu had a net loss of US$92,166 in the 2020 period, and achieved a net profit of US$4.9 million and US$2.4 million in 2021 and 2022, respectively. BitFuFu expects its cost of revenue to continue represents a substantial portion of its total revenue. If BitFuFu does not manage those costs effectively, its operating and profit margins may be reduced, and its business, financial condition and results of operations may be adversely affected.

BitFuFu faces risks associated with the expansion of its operations globally, and if BitFuFu is unable to effectively manage these risks, they could impair BitFuFu’s ability to expand its business abroad.

As BitFuFu continues to grow its business and expand its operations globally, it will continue to sell its services and products into new jurisdictions in which it may have limited or no experience and in which BitFuFu’s brands may be less recognized. The expansion exposes BitFuFu to a number of risks, including, but are not limited to:

•        high cost of investment to establish a presence in a new market and manage international operations;

•        competition from unfamiliar markets, including with competitors who are more dominant and have stronger ties with customers and greater financial and other resources;

•        foreign currency exchange rate fluctuations;

•        regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

•        changes in economic, legal, political or other local conditions in new markets;

•        BitFuFu’s limited customer base and limited sales and relationships with international customers;

•        challenges in providing customer services and support in these markets;

•        difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the international markets in which BitFuFu offers its services and products;

•        difficulty in ensuring that its customers comply with the sanctions imposed by the Office of Foreign Assets Control in the United States and regulators in other countries and regions, on various foreign states, organizations and individuals;

•        inability to obtain, maintain or enforce intellectual property rights;

•        inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions where BitFuFu operates; and

•        governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges.

In particular, a worldwide trend in favor of nationalism and protectionist trade policy, as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of BitFuFu’s products and make BitFuFu less competitive in such countries. If BitFuFu is unable to effectively manage these risks, the ability to expand its business abroad will be impaired, which could have a material and adverse effect on BitFuFu’s business, financial condition, results of operations and prospects.

If BitFuFu fails to accurately estimate the factors for its contract pricing, it may generate lower profit than expected or incur losses on those contracts, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu’s service contracts are generally priced based on various internal and external factors, such as miner costs, the technological contents of our services, costs of hosting miners, market price of digital assets, price of competitors, the expected economic return of digital asset mining, the service and cost recovery model, and the market demand. BitFuFu’s ability to set favorable prices at its desired margins and accurately estimate costs, among other factors, has a significant impact on its profitability. BitFuFu may be unable to maintain its bargaining power, and its profit margin may be driven down by market conditions or other factors. If BitFuFu sees higher pricing pressure due to intensified competition from other competitors, decreases in prices to its customers in the end market or any other reasons, or if BitFuFu otherwise loses bargaining power due to weaker demand for its services and products, BitFuFu may need to reduce its prices and lower its profit margins. Moreover, BitFuFu may not be able to accurately estimate its costs or pass on all or part of any increase in its costs of miner and hosting facilities, to its customers. As a result, BitFuFu’s results of operations and financial condition could be materially and adversely affected.

BitFuFu’s future success depends on its ability to keep pace with rapid technological changes that could make its current or future technologies less competitive or obsolete.

Rapid, significant and disruptive technological changes continue to impact the digital asset industry. Services and products offered by BitFuFu may become less marketable due to demand for new processes and technologies, including, without limitation: (1) customer demand for miners with higher computing power or for new types of digital assets; (2) new processes to deliver power to, or eliminate heat from, miners; (2) customer demand for additional cloud-mining or hosting capacity; (3) new technology that permits higher levels of critical load and heat removal than the facilities are currently designed to provide; (4) limited power supply to support new, updated or upgraded technology; and (5) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect miners managed by BitFuFu to the internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. BitFuFu may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Even if BitFuFu succeeds in adapting to new processes and technologies, there is no assurance that BitFuFu’s use of such new processes or technology would have a positive impact on its financial performance. For example, BitFuFu could incur substantial additional costs if it needs to materially improve the miner fleet engaged through the implementation of new systems or new server technologies that require levels of critical load and heat removal that the current or future facilities hosting are not designed to provide. In addition, BitFuFu’s new services and products could be more superior than its prior services and products, and customers could switch away from BitFuFu’s prior services and products that could have higher revenue or better margins for the new services and products. Therefore, the adaptation to new processes and technologies could result in lower revenue, lower margins and/or higher costs, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

In addition, BitFuFu’s competitors or others might develop technologies that are more effective than BitFuFu’s current or future technologies, or that render BitFuFu’s technologies less competitive or obsolete. Further, many of BitFuFu’s competitors may have superior financial and human resources deployed toward research and development efforts. BitFuFu may not be able to effectively keep pace with relevant technological changes. If competitors introduce superior technologies, and BitFuFu cannot make upgrades to its hardware or software to remain competitive, it could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

If BitFuFu is unable to maintain or enhance its brand recognition, BitFuFu’s business, financial condition and results of operations may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of BitFuFu’s brand are important to BitFuFu’s ability to differentiate its services from and to compete effectively with its peers. BitFuFu’s brand image, however, could be jeopardized if it fails to maintain high service quality, pioneer and keep pace with evolving technology trends, or timely meet the demand for its services. If BitFuFu fails to promote its brand or to maintain or enhance its brand recognition and awareness among its customers, or if BitFuFu is subject to events or negative allegations affecting its brand image or the publicly perceived position of BitFuFu’s brand, BitFuFu’s business, financial condition and results of operations could be adversely affected.

BitFuFu’s business is capital intensive, and failure to obtain the necessary capital when needed may force BitFuFu to delay, limit or terminate BitFuFu’s expansion efforts or other operations, which could have a material adverse effect on its business, financial condition and results of operations.

The costs of operating, maintaining and owning digital asset mining equipment and facilities are substantial. Mining equipment experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond BitFuFu’s control. Additionally, as the technology evolves, BitFuFu may acquire or utilize newer models of mining equipment to remain competitive in the market. Over time, those mining equipment which are no longer functional also needs to be replaced with new mining equipment.

The upgrading process requires substantial investment, and BitFuFu may face challenges in doing so on a timely and cost-effective basis based on availability of new mining equipment and BitFuFu’s access to adequate capital resources. If BitFuFu is unable to obtain adequate numbers of new and replacement mining equipment at scale, BitFuFu may be unable to remain competitive in its highly competitive and evolving industry.

Moreover, BitFuFu needs additional facilities to increase its capacity for more mining equipment. The costs of operating and maintaining facilities and growing BitFuFu’s operations may increase in the future, which may make it more difficult for BitFuFu to expand its business and to operate the facilities while maintaining or improving its profit margin.

BitFuFu will need to raise additional funds through equity or debt financings in order to meet its operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Although BitFuFu currently does not pledge digital assets as collaterals for any loan or financing arrangement, a significant and permanent drop in the value of digital assets, in particular Bitcoin, may cause BitFuFu to lose the ability to do so in the future. In addition, the recent disruption in the digital asset industry may further lower the price of Bitcoin and investor confidence in the digital asset industry, which may materially and adversely impair BitFuFu’s ability to raise capital in the future. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect BitFuFu’s results of operations. Additionally, if this happens, BitFuFu and its customers may not be able to mine digital assets as efficiently or in similar amounts as BitFuFu’s competitors and, as a result, BitFuFu’s business and financial condition and results of operations could suffer.

Any failure of BitFuFu to meet the necessary quality standards of its services and products could adversely affect its reputation, business and results of operation.

The quality of BitFuFu’s services and products is critical to the success of its business and depends significantly on the effectiveness of BitFuFu’s and its suppliers’ quality control. In its efforts to meet new market trends and adopt new technologies, BitFuFu and its suppliers may not have adequate time to go through rigorous quality control and assurance procedures, which could result in instances where its services and products cannot reach the required performance standard. These instances could result in BitFuFu’s customers suffering losses and harm to their experience and continuous engagement with BitFuFu. Defects may also result in additional costs for remediation and rework. As a result, BitFuFu’s reputation, business and results of operations may be materially and adversely affected.

Any global systemic economic and financial crisis could negatively affect the prices of digital assets, and in turn BitFuFu’s business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on BitFuFu’s business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges. The market panics over the global outbreak of COVID-19 has also materially and negatively affected the global economy and financial markets since 2020. See “— Risks Related to BitFuFu’s Business — Continuing coronavirus outbreaks may have a material adverse impact on BitFuFu’s business, liquidity, financial condition and results of operations.” Additionally, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, and concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, all of which have resulted in market volatility. There were and could be in the future a number of domino effects from such turmoil on BitFuFu’s business, including significant decreases in orders from BitFuFu’s customers; insolvency of key suppliers resulting in delays or interruptions of key supplies; inability of customers to finance purchases of BitFuFu’s services and products and/or customer insolvencies; and other counterparty failures negatively impacting BitFuFu’s operations. Any systemic economic or financial crisis could cause revenues for the digital assets industry as a whole to decline dramatically and could materially and adversely affect BitFuFu’s business, results of operations and financial condition.

BitFuFu may engage in acquisitions or strategic alliances in the future that could disrupt BitFuFu’s business, result in increased expenses, and reduce BitFuFu’s financial resources, and such acquisitions or strategic alliances may not be successfully implemented or generate positive results as expected.

Although BitFuFu has limited experience in acquisitions or strategic alliances in the past, BitFuFu may look for potential acquisitions or strategic alliances in the future to expand its business. However, BitFuFu may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into its operations. If BitFuFu does complete such acquisitions, they may still be viewed negatively by customers or investors and they may not enable BitFuFu to strengthen its competitive position or achieve its strategic goals. In addition, any acquisitions that BitFuFu makes could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions or strategic alliances may disrupt BitFuFu’s ongoing operations, divert management from day-to-day responsibilities and increase BitFuFu’s expenses. Future acquisitions or strategic alliances may reduce BitFuFu’s cash available for operations and other uses and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. BitFuFu cannot predict the number, timing or size of future acquisitions or strategic alliances, or their successful implementation or the effect that any such might have on BitFuFu’s results of operations and financial condition.

Risks Related to BitFuFu’s Operations

BitFuFu may be vulnerable to security breaches, or be exposed to cybersecurity threats, which could disrupt its operations, subject it to customers’ claims, and materially and adversely affect its business, financial condition and results of operations.

BitFuFu receives, processes, stores and transmits, often electronically, the data of its customers, much of which is confidential. Unauthorized access to BitFuFu’s computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in its operations. These cyber-security risks increase when it transmits information from one location to another, including over the internet or other electronic networks. Despite the security measures BitFuFu has implemented, its miners, systems and procedures, and those of its third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt its delivery of services or expose the confidential information of its customers. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of its customers or others, whether by BitFuFu or a third party, could subject BitFuFu to civil and criminal penalties, have a negative impact on BitFuFu’s reputation, or expose it to liability to its customers, third parties or government authorities.

A party who is able to compromise the physical security measures protecting the facilities supporting BitFuFu’s operations could cause interruptions or malfunctions in BitFuFu’s operations and misappropriate BitFuFu’s property or the property of its customers. BitFuFu may be required to expend significant capital and resources or replace existing hosting facility suppliers to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, BitFuFu cannot assure you that it or its hosting facility suppliers will be able to implement new security measures in a timely manner or, if and when implemented, these measures would not be circumvented. Any breaches that may occur could expose BitFuFu to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to BitFuFu’s reputation and increases in security costs, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

In addition, any assertions of alleged security breaches or system failures made against BitFuFu or its hosting facility suppliers, whether true or not, could harm BitFuFu’s reputation, cause BitFuFu to incur substantial legal fees to defend against such claims, or otherwise have a material adverse effect on BitFuFu’s business, financial condition and results of operations. Such claims, irrespective of the outcomes or the merits, would likely be time-consuming and costly to defend and could divert significant resources and management attention. BitFuFu could also incur significant payment of damages or expenses, or otherwise be restricted from operating its business. Any such claim or potential litigation, including the resources incurred in connection therewith, could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange market. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm BitFuFu’s business operations or result in loss of BitFuFu’s assets.

Moreover, the threats to network and data security are increasingly diverse and sophisticated. Despite BitFuFu’s efforts and processes to prevent breaches, BitFuFu’s computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with BitFuFu’s computer servers and computer systems. The preventive actions BitFuFu takes to reduce the risk of cyber incidents and protect its information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to BitFuFu’s network, in unauthorized disclosure of confidential information or in a loss of BitFuFu’s digital assets, it could cause significant damage to BitFuFu’s reputation, lead to claims against BitFuFu and ultimately have a material adverse effect on BitFuFu’s business, financial condition and results of operations. Additionally, BitFuFu may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Any failure in BitFuFu’s critical systems could lead to disruptions in its businesses and could harm BitFuFu’s reputation and result in financial penalty and legal liabilities, which would reduce BitFuFu’s revenue and have a material adverse effect on its business, financial condition and results of operations.

The critical systems underlying BitFuFu’s services and products could experience failure, such as a breakdown in critical system, equipment or services, routers, switches or other equipment. The facilities hosting BitFuFu’s miners could experience power supply or network connectivity issues. Such failure, whether or not within BitFuFu’s control, could interrupt its service provision, and adversely affect its customers’ operation and cause equipment damage, all of which could significantly disrupt the normal business operations of BitFuFu, harm its reputation and reduce its revenue. Any such failure or downtime could impact mining rewards generated by BitFuFu and reduce the profitability of BitFuFu’s customers. The total destruction or severe impairment of any of the facilities BitFuFu operates could result in significant service downtime and loss of customer data. Since BitFuFu’s ability to attract and retain customers depends on its ability to provide highly reliable service, even minor interruptions in BitFuFu’s service could harm BitFuFu’s reputation and negatively impact BitFuFu’s revenue and profitability. The services BitFuFu provides are subject to failures resulting from numerous factors, including:

•        power loss;

•        equipment failure;

•        human error or accidents;

•        theft, sabotage and vandalism;

•        failure by BitFuFu or its suppliers to provide adequate service or maintain the equipment;

•        network connectivity downtime and fiber cuts;

•        service interruptions resulting from server relocation;

•        security breaches;

•        improper maintenance;

•        physical, electronic and cybersecurity breaches;

•        animal incursions;

•        fire, earthquake, hurricane, tornado, flood and other natural disasters;

•        extreme temperatures;

•        water damage;

•        public health emergencies; and

•        terrorism.

Moreover, service interruptions and equipment failures may expose BitFuFu to potential legal liability. Any disruption in BitFuFu’s services could result in lost profits of or other indirect or consequential damages to BitFuFu’s customers. Although BitFuFu’s customer contracts typically contain provisions limiting its liability for breach of such agreements, there can be no assurance that a court would enforce any contractual limitations on BitFuFu’s liability in the event that one of its customers brings a lawsuit against BitFuFu as the result of a service interruption that they may ascribe to BitFuFu. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that BitFuFu may not be able to mitigate. In such cases, BitFuFu could be liable for substantial damages, which would as a result have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Any failure to obtain or renew any approvals, licenses, permits or certifications necessary to BitFuFu’s operations could materially and adversely affect BitFuFu’s business, reputation, results of operations and prospects.

In accordance with the laws and regulations in the jurisdictions in which BitFuFu operates, BitFuFu is required to maintain various approvals, licenses, permits and certifications to operate its business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose BitFuFu to liability. In the event of non-compliance, BitFuFu may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if BitFuFu fail to obtain all the necessary approvals, licenses, permits and certifications, it may be subject to fines or the suspension of operations at the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect BitFuFu’s business, reputation, results of operations and prospects. See “Information about BitFuFu — Government Regulation” for further details on the requisite approvals, licenses, permits and certifications necessary for BitFuFu’s business operations.

BitFuFu cannot assure you that it will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in BitFuFu’s favor, or that BitFuFu will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing BitFuFu’s applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If BitFuFu is unable to obtain, or experience material delays in obtaining, necessary government approvals, BitFuFu’s operations may be substantially disrupted, which could materially and adversely affect BitFuFu’s business, financial condition and results of operations.

BitFuFu relies on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact BitFuFu’s business, financial condition and results of operations.

BitFuFu accumulates Bitcoin mined through its self-mining operations, and will exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs. BitFuFu also receives other digital assets, such as BTC, ETH, BCH and USDT, as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT. Since October 2022, BitFuFu began to convert USDT into US dollars and deposit them with banking institutions on a daily basis. Prior to December 2022, BitFuFu held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. As of December 31, 2021 and 2022, the value of safeguarding assets related to digital assets held for its customers was approximately US$6.4 million and nil, respectively.

Digital assets held for customers are stored at custodial wallets maintained by Coinbase and Cobo Wallet, which protect such digital assets through dual authentication security mechanism. Currently, most of digital assets mined by BitFuFu are held in cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. The digital assets temporarily held on customers’ behalf and for BitFuFu’s own account are not insured or guaranteed by any government or government agency.

Since December 2022, BitFuFu no longer temporarily held digital assets for its customers. As of the date of this proxy statement/prospectus, BitFuFu holds 8 Bitcoins and approximately 40,000 USDTs that are to be returned to its customers. To the extent that customers’ digital assets still remain in custodial wallets maintained by Coinbase and Cobo Wallet, BitFuFu relies on such service providers to safeguard such customers’ digital assets. The security measures designed to prevent, detect, and mitigate inappropriate access to these custodial wallets by internal or external threats may not be adequate to protect against loss of digital assets due to theft or security leakage. It is possible that employees or service providers could act contrary to BitFuFu’s policies, or others could circumvent security measures of BitFuFu or its service providers to improperly access BitFuFu’s systems or documents, or the systems or documents of its service providers, and improperly access, obtain, or misuse the digital assets that BitFuFu holds for its customers’ account. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. BitFuFu also faces risks of destruction or loss associated with using offline cold wallet, and may experience difficulties in recovering its digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of BitFuFu’s or its customers’ digital assets could result in substantial costs to BitFuFu and require it to notify, and potentially compensate impacted customers. Such incidents could also subject BitFuFu to litigation, significant financial losses, damage its reputation, and adversely affect its business, financial condition and results of operations.

In addition, BitFuFu or its customers may temporarily lose access to digital assets as a result of software or systems upgrades or maintenance. In this case, BitFuFu or its customers would likely rely on third parties to assist in restoring such access, and BitFuFu cannot provide any assurance that such third parties will be able to restore access on a timely basis, or at all. Any temporary loss for BitFuFu or its customers could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Digital asset transactions are irrevocable and, if stolen or incorrectly transferred, digital assets may be irretrievable. Any loss or destruction of a private key required to access a digital asset is also irreversible.

Typically, digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a digital asset or a theft of a digital asset generally will not be reversible and BitFuFu and its customers may not be capable of seeking compensation for any such transfer or theft. Although transfers of any digital assets BitFuFu or its customers hold will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from them in incorrect amounts or to unauthorized third parties. To the extent that BitFuFu or its customers are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received such digital assets through error or theft, BitFuFu or its customers will be unable to revert or otherwise recover the incorrectly transferred digital assets. Moreover, reversion or other corrective or recovery methods of such digital assets may also take a significant time and may not result in full recovery of the incorrectly transferred digital assets or sufficient compensation the relevant economic loss. To the extent that BitFuFu or its customers are unable to seek redress for such error or theft, such loss could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Digital assets are each accessible and controllable only by the possessor of both the unique public key and private key associated with the digital asset, wherein the public and private keys are held in an offline or online digital wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is available, BitFuFu or its customers will be unable to access the applicable digital asset associated with that private key and the private key cannot be restored. As a result, any digital assets associated with such key could be irretrievably lost. Any loss of private keys relating to digital wallets used to store the applicable digital assets could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu deposits certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, BitFuFu may loss these assets, and its business, financial condition and results of operations may be adversely affected.

Historically, BitFuFu deposited certain fund and digital assets with cryptocurrency exchanges that are not banking institutions. For instance, BitFuFu had deposited cash and digital assets in account maintained at FTX, which filed for bankruptcy in November 2022. BitFuFu currently deposits certain digital assets of its customers in accounts maintained at Coinbase. The ability of a cryptocurrency exchange to safeguard BitFuFu’s fund are dependent on its internal control, operations, liquidity, and financial condition, as well as its proper maintenance, use, and safekeeping of its customers’ fund and assets. Any failure by such cryptocurrency exchange to maintain the necessary controls or to manage its customers’ digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in loss of BitFuFu’s fund. BitFuFu cannot assure you that it can be adequately compensated by such cryptocurrency exchange in the event that BitFuFu suffers loss in its fund deposited with it.

Moreover, to the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, several cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. For instance, in early 2019, the QuadrigaCX trading platform (“Quadriga”) ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotton. Quadriga subsequently filed for creditor protection. Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients. In November 2022, it was reported that the FTX Group cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States, following reports published just days earlier that FTX was facing liquidity challenges. As of the time of such bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoins in its account maintained at FTX. Since the voluntary bankruptcy proceeding of FTX, BitFuFu has suspended its transactions with FTX. In many of aforementioned instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. As a result of the FTX bankruptcy proceeding, BitFuFu recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). In addition, while smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.

BitFuFu may be involved in legal and other disputes from time to time arising out of BitFuFu’s operations, including disputes with BitFuFu’s suppliers, customers, business partners, competitors or employees.

BitFuFu may from time to time be involved in disputes with various parties arising out of its operations, including its suppliers, customers, business partners, competitors or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to BitFuFu’s reputation, substantial costs and diversion of resources and management’s attention from BitFuFu’s core business activities. In addition, BitFuFu may encounter compliance issues with regulatory bodies in the ordinary course of its business operations, and therefore may face legal or administrative proceedings or other unfavorable consequences that may result in liabilities and cause delays to BitFuFu’s production and delivery. Such proceedings or disputes could have a material adverse effect on its business, financial condition, results of operations or cash flows.

The facilities from which BitFuFu provides its services may be located on property whose owner has not obtained the approval of relevant authorities, and BitFuFu may be ordered to relocate from that property.

The landlord of facilities from which BitFuFu provides its services may need to obtain approval from the relevant government authorities for the buildings or other sites. If they fail to do so, such property may be considered to be in violation of relevant zoning laws and the government may order the demolition or relocation. If BitFuFu is evicted from such property, it may need to find alternative properties and relocate to such facilities. Unless BitFuFu is able to make timely alternative arrangements for relocating, BitFuFu may not be able to provide the services a under its agreements with customers and fulfill its contract obligations, which may have a material and adverse effect on BitFuFu’s business, reputation, results of operations and financial condition and incur liabilities.

BitFuFu’s prepayments and deposits to suppliers may subject it to counterparty risk associated with such suppliers and negatively affect its liquidity and cash position.

BitFuFu is generally required to make prepayment for its hash rate supplies in advance and deposits for miner purchases ahead of delivery in order to secure the desired capacity. As such, BitFuFu is subject to counterparty risk exposure to its suppliers. Any failure by those suppliers to perform their contractual obligations in a timely manner and/or in accordance with BitFuFu’s requested standard, quality or quantity may result in BitFuFu not being able to fulfill customers’ demand accordingly. In such event, BitFuFu may not be able to receive the refund of prepayments in a timely manner or at all. Furthermore, such prepayments and deposits may put pressure on BitFuFu’s operating cash flow conditions and if the cash outflows for the prepayments and deposits significantly exceed the cash inflows during any period, BitFuFu’s future liquidity and cash position will also be adversely affected.

If BitFuFu experiences difficulty in collecting its account receivables, its liquidity, financial condition and results of operations would be negatively impacted.

BitFuFu derives its revenues primarily from the sale of services and products to customers and are subject to customer counterparty risks such as its customer’s inability to pay. BitFuFu cannot assure you that it will be able to collect its account receivables on a timely basis, and its account receivable turnover days may increase, which in turn could materially and adversely affect its liquidity, financial condition and results of operations.

Because there has been limited precedent set for financial accounting for Bitcoin and other digital assets, the determinations that BitFuFu have made for how to account for digital assets transactions are subject to change.

Because there has been limited precedent set for the financial accounting for Bitcoin and other digital assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for digital asset transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods BitFuFu currently intends to employ in respect of its anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect BitFuFu’s business, prospects, financial condition and results of operation.

BitFuFu may not be able to adequately protect its intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.

BitFuFu may not be able to obtain adequate protection for all of its existing and future intellectual property and other proprietary rights in every country in which BitFuFu operates. Protecting BitFuFu’s intellectual property rights and other proprietary rights may require significant financial, managerial and operational resources. Moreover, the steps that BitFuFu may take to protect its intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of BitFuFu’s intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation. In addition, despite BitFuFu’s efforts, it may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating BitFuFu’s intellectual property rights and other proprietary rights. BitFuFu may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of its intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in BitFuFu’s favor, could result in significant expense to BitFuFu, and divert the time and attention of BitFuFu’s personnel, which may have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

BitFuFu may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other IP rights held by other parties that may cover some of BitFuFu’s technology, services and products. Patent litigation has increased in recent years owing to increased assertions made by IP licensing entities and increasing competition in BitFuFu’s markets. Additionally, BitFuFu may enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in the development of its services and products. As with any business relationship, BitFuFu may face disputes and lawsuits related to such agreements. As BitFuFu’s operations continue to grow in size and scale, the likelihood of BitFuFu becoming involved in IP related lawsuits and disputes to protect or defend its IP rights and the use of third-party IP rights will increase. In addition, it is extremely difficult for BitFuFu to monitor all of the patent applications that have been filed by others and whether, if such pending patents are granted, such patents would have a material and adverse effect on BitFuFu’s business if BitFuFu’s product and service offering were to infringe upon them.

Other third parties may file claims against BitFuFu alleging that BitFuFu’s services, products, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of BitFuFu’s management and technical personnel.

BitFuFu does not know whether it could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in IP litigation. In addition, BitFuFu may be required to indemnify and defend its customers or other business partners from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm BitFuFu’s relationships with those parties. If any pending or future proceedings result in an adverse outcome, BitFuFu could be required to cease its business operations or provision of its services, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

The loss of any member of BitFuFu’s senior management team, or BitFuFu’s failure to attract, train and retain qualified personnel, especially its R&D and technical personnel, could impair BitFuFu’s ability to grow its business and effectively execute its business strategy.

Since BitFuFu’s inception, the growth and expansion of BitFuFu’s business operations have been dependent upon the business strategies and foresight of BitFuFu’s senior management. BitFuFu’s future success also depends, in large part, on the continued contributions of BitFuFu’s senior management team. In addition, BitFuFu’s future success depends on BitFuFu’s ability to retain, attract and incentivize qualified personnel, especially BitFuFu’s R&D and technical personnel. The process of hiring employees with the combination of skills and characteristics required to implement BitFuFu’s strategy can be extremely competitive and time-consuming. BitFuFu cannot assure you that it will be able to attract adequate personnel as it continues to pursue its business strategies.

Moreover, BitFuFu cannot assure you that BitFuFu will be able to retain key existing employees. The loss of any of BitFuFu’s senior management or R&D team members could harm its ability to implement its business strategies and respond to the rapidly changing market conditions in which BitFuFu operates, or could result in other operating risks. The loss of one or more of BitFuFu’s key employees or its inability to retain, attract and motivate qualified personnel, could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Continuing coronavirus outbreaks may have a material adverse impact on BitFuFu’s business, liquidity, financial condition and results of operations.

COVID-19 has had and continues to have an adverse impact on BitFuFu’s business and operations, particularly as a result of preventive and precautionary measures that BitFuFu, its business partners, customers, and governments are taking, including travel restrictions, border closures, business closures, quarantines, self- and forced isolations, shelter-in-place orders and social distancing. BitFuFu may experience delay in miner delivery from its suppliers and temporary disruption of hosting facilities due to mandatory quarantine measures. The continued impact or a resurgence of COVID-19, including the emergence of variant strains of COVID-19, could have a material impact on BitFuFu’s business, liquidity, financial condition and results of operations.

BitFuFu may be subject to fines and other administrative penalties resulting from its business operations, which could materially and adversely affect its business, financial condition and results of operation.

BitFuFu’s current operations are primarily subject to the regulations in Singapore and the United States. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting BitFuFu’s operations, including the regulation of digital assets and mining operations, as well as tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of BitFuFu’s non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate BitFuFu’s business. If BitFuFu faces administrative fines or penalties concerning its operations or its subsidiaries, it could have a material adverse impact on BitFuFu’s business, financial condition and results of operation.

BitFuFu will grant employees share options or other equity incentives, which could adversely affect BitFuFu’s results of operations.

BitFuFu has adopted the 2022 Share Incentive Plan, and agreed to grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of BitFuFu. The maximum aggregate number of Ordinary Shares that may be issued under the 2022 Share Incentive Plan is 7,894,737 Ordinary Shares. As of the date of this proxy statement/prospectus, BitFuFu has not granted any share options or other share-based awards under the 2022 Share Incentive Plan. BitFuFu may grant share-based compensation in the future, including in the form share options and restricted stock units. BitFuFu will be required to account for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards

Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If BitFuFu grants options or other equity incentives in the future, it could incur significant compensation charges and its results of operations could be adversely affected.

If BitFuFu or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weakness over financial reporting, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s Ordinary Shares may be materially and adversely affected.

Prior to the Business Combination, BitFuFu has been a private company with limited accounting and financial reporting personnel and other resources with which BitFuFu addresses its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of its combined and consolidated financial statements included in this proxy statement/prospectus, BitFuFu identified one material weakness in its internal control over financial reporting. BitFuFu’s independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. The material weakness that has been identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Neither BitFuFu nor its independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in its internal control over financial reporting. To remedy the identified material weakness, BitFuFu has adopted and will adopt further measures to improve its internal control over financial reporting. BitFuFu has implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. BitFuFu plans to recruit staff with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. BitFuFu has also supplemented and enhanced internal training and development programs for financial reporting personnel. Additionally, when entering into complex transactions, BitFuFu will utilize third party consultant for accounting services as additional resources. See “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, BitFuFu cannot assure you that these measures may fully address the material weakness and deficiencies in BitFuFu’s internal control over financial reporting or that BitFuFu may conclude that they have been fully remediated.

Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing the internal control procedures of BitFuFu and PubCo, in order to satisfy the requirements of Section 404, PubCo may identify other weaknesses and deficiencies in PubCo’s internal control over financial reporting. If PubCo fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods. PubCo will incur increased costs as a result of being a public company.

Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting and other expenses. For example, as a result of becoming a public company, PubCo will need meet the applicable requirement of Nasdaq for independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its board of directors or as executive officers.

After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Losses relating to BitFuFu’s business may be uninsured, or insurance may be limited.

BitFuFu’s business is subject to hazards and risks normally associated with the daily operations of the mining digital assets, including the loss of digital assets and miners. Currently, other than general third-party liability insurance and insurance coverage for its miners, BitFuFu does not maintain any other insurance policies for its business, or the assets and other properties utilized in its business operations. As such, BitFuFu’s current lack of insurance protection may result in interruption of BitFuFu’s operations, subject BitFuFu to significant losses or liabilities and damage BitFuFu’s reputation. Additionally, it may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for BitFuFu to obtain insurance of any type that would cover losses associated with BitFuFu’s operations and digital asset portfolio. In general, BitFuFu anticipates that certain losses related to its business will be uninsurable, or the cost of insuring against these losses will not be economically justifiable. If an uninsured loss occurs or a loss exceeds policy limits, it could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu’s operations and those of its business partners and customers are vulnerable to natural disasters, geopolitical tensions, and other events beyond BitFuFu’s control, the occurrence of which may have an adverse effect on BitFuFu’s business, results of operations and financial condition.

BitFuFu’s business operations and those of its suppliers and customers are faced with numerous risks, including those arising from pandemics, capacity constraints, labor strikes, fire, natural disasters (e.g. earthquakes, typhoons), and environmental or occupational disasters. Any of these events could disrupt BitFuFu’s business operations. Facilities supporting BitFuFu’s business operations could suffer significant disruptions due to earthquakes, extreme weather conditions, and other natural disasters or other events beyond BitFuFu’s control. BitFuFu is currently not covered by insurance against such business disruption. The manufacturing facilities of BitFuFu’s suppliers could also be materially and adversely affected by earthquakes, extreme weather conditions, and other natural disasters or other events beyond BitFuFu’s or the suppliers’ control.

BitFuFu’s business could also be adversely affected by epidemics or outbreaks such as COVID-19, avian flu, or H1N1. An outbreak of those pandemics in the human population, or another similar health crisis, could adversely affect the economies and financial markets of entire regions, and cause significant turbulences to the market and supply chain relating to the digital assets. Moreover, any related disruptions to transportation or the free movement of persons could hamper BitFuFu’s operations and force BitFuFu or its suppliers to close the offices and facilities. The occurrence of any of the foregoing or other natural or man-made disasters could affect BitFuFu’s suppliers, customers, other business partners and employees, result in significant delays, shortages or other disruptions of BitFuFu’s services and adversely affect BitFuFu’s business, financial condition, results of operations and prospects.

Risks Related to BitFuFu’s Industry

It may be or become illegal to acquire, own, hold, sell or use digital assets, participate in the digital asset networks, or transfer or utilize digital assets in jurisdictions where BitFuFu operates due to adverse changes in the regulatory and policy environment in such jurisdictions, which could materially and adversely affect our business, financial position and results of operations.

BitFuFu primarily operates in the United States and Singapore and provides cloud-mining services to a global customer base. Changes in policies and laws regarding holding, using and/or mining of digital assets, in particular Bitcoins, in the jurisdictions where BitFuFu provides services and products could impose restrictions on BitFuFu’s operations and cause a decline in customer orders, and adversely affect BitFuFu’s business operations and results of operations. BitFuFu may have to relocate its operations, adjust its business, face legal and other liabilities and experience a material loss of revenue if any jurisdiction where BitFuFu provides services or products or operates its business prohibits or restricts digital asset mining activities.

BitFuFu is subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for black market transactions, money laundering, tax evasion or other illegal activities. Some jurisdictions have introduced restrictions over the uses of digital assets, including the use of digital assets as a medium of exchange, the conversion between digital assets and fiat currencies or between digital assets, the provision of trading and other services related to digital assets by financial institutions and payment channels, and initial coin offerings and other means of capital raising based on digital assets. BitFuFu’s existing policies and procedures against such activities may not completely eliminate instances of money laundering and other illegal or improper activities by other parties utilizing BitFuFu’s cloud-mining services. BitFuFu cannot assure you that there it will be able to detect all instances of money laundering or other illegal or improper activities.

With advances in technology, global digital asset mining industry is likely to undergo significant changes in the future. It remains uncertain whether BitFuFu will be able to cope with, or benefit from, those changes. In addition, as the mining of Bitcoin and other digital assets mining uses sophisticated and high computing power devices that require a significant amount of electricity supply, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where BitFuFu operates may also cause BitFuFu to adjust its business operations and adversely affect the demand for BitFuFu’s services or products. There have been public backlashes surrounding the environmental impacts of Bitcoin and other digital assets mining, particularly the large consumption of electricity, and governments of various jurisdictions have adopted measures, such as limit internet access and power supply to respond. For example, in the United States, certain local governments have discussed measures to address environmental impacts of digital assets mining operations, such as the high electricity consumption of digital assets mining activities. If the public opinion against or government measures restricting or prohibiting digital asset mining activities continue, such development could have a material and adverse effect on BitFuFu’s business, financial condition and results of operations.

Any such government action could also have a deleterious impact on, or result in an increase in the volatility of the price of digital assets and miners. Moreover, BitFuFu may have to adjust its business or to discontinue mining operations, or relocate to other jurisdictions in response to adverse change in regulations or government actions. However, such process would likely result in significant costs and disruption of operations. BitFuFu’s business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants BitFuFu and its hosting facility suppliers may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to BitFuFu, increasing the cost to provide hosting services to its customers. Any enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction in which BitFuFu conducts business, could have a material adverse effect on BitFuFu’s business, financial condition or results of operations.

If there are significant changes to the method of validating blockchain transactions, such changes could harm BitFuFu’s self-mining business and reduce demand for BitFuFu’s cloud-mining and hosting services.

New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on computing power as an advantage to validating blocks. BitFuFu’s transaction processing operations are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, property or hosting) less competitive. As a result of BitFuFu’s efforts to optimize and improve the efficiency of its operations, BitFuFu may be exposed to the risk in the future of losing the benefit of its capital investments and the competitive advantage BitFuFu hopes to gain as a result. Any such change to transaction validating protocols could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Substantial increases in the supply of mining equipment connected to the blockchain network would lead to an increase in network hash rate capacity, which in turn would increase mining difficulty and negatively affect the economic returns of digital asset mining activities, which would decrease the demand for and/or pricing of BitFuFu’s services and products.

The difficulty of digital asset mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for digital asset mining equipment, which in turn affects the demand for BitFuFu’s digital asset mining equipment and services. Digital asset mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the digital asset network. The digital asset algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change, the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the digital asset network, digital asset mining difficulty would increase together with the total computing power available in the digital asset network, which is in turn affected by the number of digital asset mining equipment in operation. Further growth in the total computing power in the blockchain network may drive up the difficulty of digital asset mining and resulting in downward pressure on the expected economic return of digital asset mining and the demand for, and pricing of, BitFuFu’s services and products.

A slowdown in the demand for blockchain technology or blockchain hosting resources, or lack of market acceptance of blockchain networks and digital assets could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Adverse developments in the blockchain and digital asset industry could lead to a decrease in the demand for BitFuFu’s services and products, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations. Additionally, the recent collapse and subsequent insolvency proceedings of FTX also exposes BitFuFu to the contagion risks related to the broader digital asset industry. BitFuFu faces risks including:

•        a decline in the adoption and use of Bitcoin and other similar digital assets within the technology industry or a decline in value of digital assets;

•        increased costs of complying with existing or new government regulations applicable to digital assets and other factors;

•        a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

•        the rapid development of new technologies or the adoption of new industry standards that render BitFuFu’s current services and products obsolete or unmarketable and, in the case of BitFuFu’s customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;

•        a slowdown in the growth of the internet generally as a medium for commerce and communication;

•        availability of an adequate supply of new generation digital asset mining equipment; and

•        the degree of difficulty in mining digital assets and the trading price of such assets.

To the extent that any of these or other adverse conditions exist, they are likely to have an adverse impact on mining rewards and market demand and pricing for BitFuFu’s services, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Additionally, BitFuFu and its customers are affected by general business and economic conditions in the jurisdictions they operate, which in turn affect the market acceptance of blockchain networks and digital assets. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, including the imposition of new tariffs affecting BitFuFu’s or its customers’ services and products, fluctuations in both debt and equity capital markets and broad trends in industry and finance, all of which are beyond BitFuFu’s control. Macroeconomic conditions that affect the economy and the economic outlook could adversely affect BitFuFu’s customers and vendors, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

In light of the recent development in the digital asset industry, certain information included in the financial forecasts presented to the Arisz Board in January 2022 may no longer be accurate.

In connection with the Business Combination, BitFuFu’s management prepared certain forecasted financial information, which was presented to the Arisz Board. The forecasts were based on market information available at the time, and numerous variables and assumptions known to BitFuFu’s management at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond BitFuFu’s or Arisz’s control. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to BitFuFu’s business, industry performance, the competitive environment, changes in technology, and general business and economic conditions. The forecasted financial information reflects assumptions as to certain market conditions that have already changed, and are subject to further change. While BitFuFu believes that the assumptions underlying the forecasted financial information were reasonable when prepared, subsequent developments, including the following, have caused certain of the assumptions to no longer be accurate: (1) the significant drop in value of major digital assets, in particular Bitcoins, during 2022, (2) the collapse of large cryptocurrency companies such as FTX, Voyager Digital and Celsius, and (3) rising interest rates, which caused fund flows out of stablecoins and into other traditional investment products. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on or otherwise predictive of actual future events, and actual results are expected to differ from, and be materially lower than, those in such forecasts.

Recent disruption in the digital asset industry, including multiple bankruptcy proceedings filed by industry participants, may adversely affect development of digital asset industry in general and subject market participants, including BitFuFu, to reputational harm.

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately $30,000 to approximately $68,000 in 2021, and ranged from approximately $16,000 to approximately $46,000 in 2022, according to Google Finance. In 2022 and the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. In particular, negative publicity surrounding the digital asset industry may cause investors and customers to lose confidence and trust in digital asset mining and companies and digital asset exchanges, or the use of digital assets in general. As of the time of FTX’s bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoins in its account maintained at FTX. As a result of the FTX bankruptcy proceeding, BitFuFu recorded impairment loss on assets held by FTX of US$9.8 million (remeasured using the carrying value of Bitcoin as of December 31, 2022) in 2022. Although BitFuFu is not directly connected to these recent market events, BitFuFu may still suffer reputational harm due to its association with the digital asset industry in general and its past transaction with FTX in particular. Such reputational harm may adversely affect BitFuFu’s business, reputation, financial condition and results of operations.

Digital asset exchanges and wallets, and to a lesser extent, the digital asset network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in digital assets, which would decrease the demand for BitFuFu’s services and products.

Digital asset transactions, as with any virtual system, are subject to risks from hackers, malware and operational glitches. Hackers can target digital asset exchanges and transactions to gain access to thousands of accounts and digital wallets where digital assets are stored. Digital asset transactions and accounts are not insured by any type of government program and all digital asset transactions are permanent because there is no third party or payment processor. Digital assets have suffered from hacking and cyber-theft as such incidents have been reported by several digital asset exchanges and miners, highlighting concerns about the security of digital assets and therefore affecting its demand and price. Also, the price and exchange of digital assets may be affected due to fraud risk. While digital asset uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false digital assets. All of the above may adversely affect the operation of the digital asset network which would erode user confidence in digital assets, which would negatively affect demand for BitFuFu’s services and products.

The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks could have a negative impact on BitFuFu’s ability to generate revenue as there may not be adequate incentive to continue transaction processing and transaction processing operations may be ceased altogether, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in BitFuFu’s industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was further reduced to 6.25 Bitcoin. The next halving for Bitcoin is expected in May 2024, when the reward will reduce to 3.125. In addition, other digital asset networks may operate under rules that, or may alter their rules to, limit the distribution of new digital assets. If the reward of digital assets for solving blocks and transaction fees, in particular those for Bitcoins, are not sufficiently high, neither BitFuFu nor BitFuFu’s customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which may significantly reduce demand for BitFuFu’s services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

In addition, the reduction of rewards may reduce BitFuFu’s profit margins, which could result in BitFuFu selling a substantial portion of its digital assets, which are subject to high volatility. If BitFuFu is forced to sell digital assets at low prices, it could have a material adverse effect on its business, financial condition and results of operations.

Malicious actors or botnet may obtain control of more than 50% of the processing power on the Bitcoin or other network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin or other network, it may be able to alter the blockchain on which the Bitcoin or other network and most Bitcoin or other digital asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoin or digital assets or transactions using such control. The malicious actor could “double-spend” its own Bitcoin or digital assets (i.e., spend the same Bitcoin or digital assets in more than one transaction) and prevent the confirmation of others’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin or other network, or the Bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin or other network will increase, which may adversely affect BitFuFu’s business, results of operations and prospects.

Digital assets, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of digital asset settlement may significantly alter the competitive dynamics in the market.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital assets, and particularly Bitcoin, is essential to the widespread acceptance of digital assets as a means of payment, which is necessary to the growth and development of BitFuFu’s business.

Many digital asset networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. In this respect, Bitcoin may be particularly affected as it relies on the “proof of work” validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the digital asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block. For example, the Ethereum network is in the process of implementing software upgrades and other changes to its protocol.

The mechanisms in place or being explored for increasing the scale of settlement of digital asset transactions may not be effective, and it is uncertain how long they will take to become effective or whether such mechanisms will be effective for all digital assets. There is also a risk that any mechanisms of increasing the scale of digital asset settlements, may significantly alter the competitive dynamics in the digital asset market and may adversely affect the value of Bitcoin stock, any of which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

If the reward of new digital assets and/or transaction fees for solving blocks are not sufficiently high to incentivize transaction processors, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of its digital assets and have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

As the number of digital assets rewarded to transaction processors for validating blocks in a network decreases, the incentive for transaction processors to continue contributing processing power to the network may shift toward transaction fees. Such a shift may increase the transaction fees on a network. Higher transaction fees may reduce the utility of a network for an end user, which may cause end users to reduce or stop their use of that network. In such case, the price of the relevant digital asset may decline substantially and could go to zero. Such reduced price and demand for, and use of, the relevant digital asset and network may reduce the customers’ demand for BitFuFu’s cloud-mining services and hosting services, and reduce the return for its self-mining operations, all of which may have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

A soft or hard fork on a network could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

The rules governing a network’s protocol are subject to constant changes and, at any given time, there may be different groups of developers that can modify a network’s protocol. As network protocols are not sold and their use does not generate revenues for their development teams, the core developers are generally not compensated for maintaining and updating the network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop networks and the core developers may lack the resources to adequately address emerging issues with network protocols. Although the Bitcoin and other leading digital asset networks are currently supported by core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin or another network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the networks may be adversely affected.

Any individual can download the applicable network software and make any desired modifications that alter the protocols and software of the network, which are proposed to developers, users and transaction processors on the applicable network through software downloads and upgrades, typically posted to development forums such as GitHub.com. Such proposed modifications can be agreed upon, developed, adopted and implemented by a substantial majority of developers, transaction processors and users, which, in such event, results in a “soft fork” or “hard fork” on the relevant network. A “soft fork” occurs when an updated version of the validating protocol is still “backwards compatible” with previous versions of the protocol. As a result, non-upgraded network participants with an older version of the validating protocol will still recognize new blocks or transactions and may be able to confirm and validate a transaction; however, the functionality of the non-upgraded network participant may be limited. Thus, non-upgraded network participants are incentivized to adopt the updated version of the protocol. The occurrence of a soft fork could potentially destabilize transaction processing and increase transaction and development costs and decrease trustworthiness of a network.

A “hard fork” occurs when the updated version of the validating protocol is not “backwards compatible” with previous versions of the protocol, and therefore, requires forward adoption by network participants in order to recognize new blocks, validate and verify transactions and maintain consensus on the relevant blockchain. Since the updated version of the protocol is not backwards compatible, a hard fork can cause the relevant blockchain to permanently diverge into two separate blockchains on a network. For example, in the case of Bitcoin, a hard fork created two new digital assets: Bitcoin Cash and Bitcoin Gold. The value of a newly created digital asset from a hard fork (“forked digital asset”) may or may not have value in the long-run and may affect the price of other digital assets if interest and resources are shifted away from previously existing digital assets to the forked digital asset. The value of a previously existing digital asset after a hard fork is subject to many factors, including the market reaction and value of the forked digital asset and the occurrence of other soft or hard forks in the future. As such, the value of certain digital assets could be materially reduced if existing and future hard forks have a negative effect on their value.

If a soft fork or hard fork occurs on a network, which BitFuFu or its customers are processing transactions or hold digital assets in, BitFuFu may be required to upgrade its hardware or software in order to continue its operations, and there can be no assurance that BitFuFu will be able to make such upgrades. A soft fork or hard fork in a particular digital asset that BitFuFu deals with could have a negative effect on the value of that digital asset and could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

The supply of Bitcoins available for mining is limited and BitFuFu may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

The total Bitcoin supply is designed to be approximately 21 million, and more than 19.4 million Bitcoins had already been mined as of April 30, 2023, according to CoinGecko.com. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or in the transaction fees may result in a decrease in demand for the cloud-mining and miner hosting services relating to Bitcoin, and the loss of Bitcoin’s dominant position among the digital assets, thereby reducing the demand for BitFuFu’s services and products to the extent they depend on the prospects of Bitcoins. BitFuFu may not be able to quickly adapt to new businesses or expand to other digital assets when all the Bitcoins have been discovered or Bitcoin is replaced by other digital assets as the mainstream digital asset, which will result in a significant negative impact on BitFuFu’s business, financial condition and results of operations.

Risks Related to the Regulatory Framework

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks in a manner that may require BitFuFu to cease certain or all operations, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Recently, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies including FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In addition, local state regulators have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Additionally, the recent bankruptcy filings of FTX and other digital asset companies throughout 2022 have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation may result in additional compliance costs and require BitFuFu and its management to devote increased time and attention to regulatory matters or change aspects of BitFuFu’s business. Increasingly strict legal and regulatory requirements and any regulatory investigation and enforcement action may result in changes to BitFuFu’s business and relationship with customers and service providers, as well as increased costs. For example, the State of New York passed a two-year moratorium that restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel, and the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. As of the date of this proxy statement/prospectus, BitFuFu does not utilize the hosting services from hosting facilities located in New York. Furthermore, although BitFuFu does not currently collaborate with mining facilities in Canada, similar legislation may be adopted by other states and non-U.S. jurisdictions where BitFuFu has operations, which could require BitFuFu to adjust its collaboration with affected mining facilities or temporarily suspend affected operations all together. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, all of which could significantly restrict or eliminate the market for or uses of digital assets in general and Bitcoin in particular.

Additionally, BitFuFu relies on third parties for the supply of the key services and products used in its business operations, and any regulatory restrictions on their practices could significantly reduce demand for BitFuFu’s services and products. Furthermore, it is possible that laws, regulations or directives that affect digital assets, digital asset transaction processing, or mining and hosting activities may change in a manner that may adversely affect its ability to conduct its business and operations in the relevant jurisdiction.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect digital assets, digital asset networks, their users and service providers and suppliers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States and may therefore impede the growth of digital asset use. A number of countries, including India, China, South Korea and Russia, among others, currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries. For example, a number of digital asset transaction processing operators have moved their operations from the restricted jurisdictions to other jurisdictions in order to build in more regulatory certainty in their operations. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use, dispose or trade digital assets or to exchange digital assets for fiat currency. Ownership and disposition of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining to additional regulation. Such tightening regulations could limit the ability of BitFuFu, its customers, end users and other business partners in conducting digital asset-related activities, and in turn have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

If BitFuFu were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for it to continue its business as contemplated.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•        it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•        it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

BitFuFu believes that it is not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and it does not hold itself out as being engaged in those activities. BitFuFu intends to hold itself out as primarily providing cloud-mining services. Accordingly, BitFuFu does not believe that it is an “orthodox” investment company as described in the first bullet point above.

While certain digital assets may be deemed to be securities, BitFuFu does not believe that certain other digital assets, in particular Bitcoin, are securities; therefore, it believes that less than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise digital assets that could be considered investment securities. Accordingly, BitFuFu does not believe that it is an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although it does not believe any of the digital assets it may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see “— BitFuFu faces uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and BitFuFu may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect BitFuFu’s business, financial condition and results of operations.” If certain digital assets, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, BitFuFu could be deemed an inadvertent investment company. Similarly, if BitFuFu were to acquire digital assets deemed investment securities to hold for its own account or to engage in certain transactions, such as loan or repurchase transactions, it could be deemed an inadvertent investment company.

If BitFuFu were to be deemed as an inadvertent investment company, it may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. BitFuFu intends to adopt policies that it expects will work to keep its investment securities held at less than 40% of its total assets, which may include acquiring assets with its cash, liquidating its investment securities or seeking no-action relief or exemptive relief from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to BitFuFu, it would have to keep within the 40% limit for at least three years after it ceases being an inadvertent investment company. This may limit its ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on its earnings. In any event, it does not intend to become an investment company engaged in the business of investing and trading securities.

Finally, BitFuFu believes it is not an investment company under Section 3(b)(1) of the 1940 Act because it is primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. BitFuFu intends to continue to conduct its operations so that it will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause BitFuFu to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on BitFuFu’s capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for BitFuFu to continue its business as currently conducted, impair the agreements and arrangements between and among BitFuFu and its senior management team and materially and adversely affect its business, financial condition and results of operations.

To the extent the SEC Staff publishes new guidance with respect to these matters, BitFuFu may be required to adjust its strategy or assets accordingly. BitFuFu cannot assure you that it will be able to maintain its exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of its seeking to avoid the need to register under the 1940 Act on an ongoing basis, BitFuFu may be limited in its ability to engage in digital asset mining operations or otherwise make certain investments or engage in certain transactions, and these limitations could result in BitFuFu’s holding assets BitFuFu may wish to sell or selling assets BitFuFu may wish to hold, which could materially and adversely affect BitFuFu’s business, financial condition and results of operations.

If BitFuFu is required to register as a money services business (“MSB”) under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”), or otherwise under state laws, BitFuFu may incur significant compliance costs, which may have a material negative effect on BitFuFu’s business and the results of operations.

To the extent that BitFuFu’s activities cause it to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, BitFuFu may be required to comply with FinCEN regulations, including those that would mandate BitFuFu to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that BitFuFu’s activities would cause BitFuFu to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which BitFuFu may operate, BitFuFu may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause BitFuFu to incur extraordinary expenses. Furthermore, BitFuFu may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If BitFuFu is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, BitFuFu may act to dissolve and liquidate.

BitFuFu faces uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and BitFuFu may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect BitFuFu’s business, financial condition and results of operations.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming digital assets illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a digital asset as currency or an asset, and the Internal Revenue Service (“IRS”) considers a digital asset as property and not currency. Further, the IRS has indicated that general tax principles that apply to property transactions should also apply to transactions involving virtual currency, although there is no indication yet whether courts or other tax regulators will follow this classification.

Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of digital assets, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or digital asset (i.e., when it is a security) and when the U.S. Commodity Futures Trading Commission (the “CFTC”) may have jurisdiction (i.e., when it is a commodity). Furthermore, it is uncertain whether cloud mining operations will be deemed as a form of “securities” under the securities laws of the United States or other jurisdictions where BitFuFu has operations.

If regulatory changes or interpretations require the regulation of digital assets and cloud mining operations under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, BitFuFu may be required to register and comply with such regulations, including at a state or local level. To the extent that BitFuFu decides to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to BitFuFu. BitFuFu may also decide to cease certain operations and change BitFuFu’s business model. For example, while BitFuFu does not anticipate engaging in digital asset-denominated loan transactions, BitFuFu would be required to assess the application of, and comply with, federal securities laws in connection with those or similar transactions. Any disruption of BitFuFu’s operations in response to the changed regulatory circumstances may be at a time that is disadvantageous.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, Bitcoin and Ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions BitFuFu may draw based on its assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

BitFuFu has adopted risk-based policies and procedures to analyze whether the digital assets that it mines, holds and sells for its own account could be deemed to be a “security” under applicable laws. BitFuFu’s policies and procedures do not constitute a legal standard, but rather represent its management’s assessment, based on advice of its securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of its conclusions, BitFuFu could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by BitFuFu is a “security” under applicable laws. If the digital assets mined and held by BitFuFu are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. In addition, miners on blockchain networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require BitFuFu or its customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, BitFuFu could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

Furthermore, the SEC may determine that certain digital assets or interests, for example tokens offered and sold in initial coin offerings (“ICO”), may constitute securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although BitFuFu does not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and BitFuFu does not believe BitFuFu’s mining activities would require registration for BitFuFu to conduct such activities and accumulate digital assets, the SEC, CFTC, Nasdaq, IRS or other governmental or quasi-governmental agency or organization may conclude that BitFuFu’s activities involve the offer or sale of “securities,” or ownership of “investment securities,” and BitFuFu may be subject to regulation or registration requirements under various federal laws and related rules. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on BitFuFu’s business and operations. BitFuFu may also face similar issues with various state securities regulators who may interpret BitFuFu’s actions as subjecting BitFuFu to regulation, or requiring registration, under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes BitFuFu to risks.

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, digital assets fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, BitFuFu may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. BitFuFu may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If BitFuFu is required to register with the CFTC or another governmental or self- regulatory authority, the scope of BitFuFu’s business and operations may be constrained by the rules of such authority and BitFuFu may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

The SEC has issued guidance and made numerous statements regarding the application of securities laws to digital assets. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for digital assets, were issued for the purpose of raising funds. The Report concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding digital assets in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of digital assets that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well- established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance form the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for digital assets and reiterated the SEC’s position that many digital assets are unregulated securities.

The SEC has been active in asserting its jurisdiction over ICOs and digital assets and in bringing enforcement cases. The SEC has directed enforcement activity toward digital assets, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. REcoin Group Foundation, LLC, et al., Civil Action NO. 17-cv- 05725 (E.D.N.Y, filed Sept. 29, 2017)). Subsequently, the SEC has filed several orders instituting cease-and-desist proceedings against (1) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (2) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in digital assets as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (3) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and EliL. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)) and (4) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34- 84553 (Nov. 8, 2018)).

On June 4, 2019, the SEC filed a complaint in the U.S. District Court for the Southern District of New York against Kik Interactive, Inc. with respect to its September 2017 offering of Kin. According to articles published by various news outlets, the SEC has allegedly issued numerous subpoenas and information requests to technology companies, advisors and individuals involved in the digital asset space and ICOs, as part of a broad inquiry into the digital asset market.

Recently, a number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. Further, the SEC has yet to approve for listing and trading any exchange-traded products (such as ETFs) holding digital assets. The SEC has taken various actions against persons or entities that have allegedly misused digital assets, engaged in fraudulent schemes (i.e., Ponzi scheme) and/or engaged in the sale of tokens that were deemed securities by the SEC.

Although BitFuFu’s activities are not focused on raising capital or assisting others that do so, the federal securities laws are very broad. BitFuFu cannot provide assurance as to whether the SEC will continue or increase its enforcement with respect to digital assets or ICOs, including taking enforcement action against any person engaged in the sale of unregistered securities in violation of the Securities Act or any person acting as an unregistered investment company in violation of the Investment Company Act. Because the SEC has held that certain digital assets are securities based on the current rules and law, BitFuFu may be required to register and comply with the rules and regulations under federal securities laws.

BitFuFu cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non- recurring expenses, thereby materially and adversely affecting an investment in BitFuFu. If BitFuFu determines not to comply with such additional regulatory and registration requirements, BitFuFu may seek to cease certain or all of its operations. Any such action could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including BitFuFu, to additional regulation and investigation.

Recent enforcement actions by the SEC with respect to digital assets related insider-trading and fraud activities have demonstrated U.S. regulators’ willingness to assert jurisdiction on digital assets and related transaction. For example, the SEC had recently asserted that it had jurisdictions over digital asset trades executed on the Ethereum blockchain as such transactions occurred in the United States, where blockchain validation nodes were clustered. Regulators in other jurisdiction may adopt similar views in the future. Assertion of jurisdiction by U.S. and foreign regulators may subject market participants in the digital asset industry, including BitFuFu, to evolving and complex regulation, and significantly increase their compliance costs. Although BitFuFu currently is not aware of any regulatory proceeding or investigation against its operations, any failure on BitFuFu’s part to comply with applicable regulation, including those asserted by U.S. and foreign regulators in the future, may subject it to regulatory investigation and penalties, potentially across multiple jurisdictions.

BitFuFu may experience difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide BitFuFu with customary financial services and products, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset industry, BitFuFu has in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide BitFuFu with customary leasing and financial services and products, such as bank accounts, lines of credit, insurance and other related services, which are necessary for BitFuFu’s operations. To the extent a significant portion of BitFuFu’s business depends on digital assets and the related mining, processing, hosting or other business activities, BitFuFu may in the future continue to experience difficulty obtaining additional financial services and products on customary terms, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

BitFuFu’s interactions with a blockchain may expose BitFuFu to SDN or blocked persons or cause BitFuFu to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires BitFuFu to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, BitFuFu may inadvertently and without BitFuFu’s knowledge engage in transactions with persons named on OFAC’s SDN list. BitFuFu’s internal policies prohibit any transactions with such SDN individuals, but BitFuFu may not be adequately capable of determining the ultimate identity of the individual with whom BitFuFu transacts or its end customers. In addition, in the future, OFAC or another regulator, may require BitFuFu to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase BitFuFu’s compliance costs, decrease BitFuFu’s anticipated transaction fees and lead to decreased traffic on BitFuFu’s network. Any of these factors, consequently, could have a material adverse effect on BitFuFu’s business, prospects, financial condition and results of operations.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, BitFuFu may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm BitFuFu’s reputation and could have a material adverse effect on BitFuFu’s business, prospects, financial condition and results of operations.

Because there is limited guidance for tax reporting and accounting of Bitcoin and other digital asset transactions, the determinations that BitFuFu has made for how to account for or report the tax treatment of digital asset transactions may be subject to change and challenge by relevant tax authorities in various countries, including the United States. Failure to properly report activity related to digital assets for tax or accounting purposes may have negative regulatory or legal outcomes and harm BitFuFu’s financial condition, results of operations and reputation.

In recent years, the rise of digital asset prices and transaction volume has attracted the attention of tax authorities. As the laws governing digital assets are still evolving, the tax treatment of digital assets in various jurisdictions are subject to change. U.S. federal, state and local non-U.S. jurisdictions could impose, levy or otherwise enforce tax laws against BitFuFu. While some countries intend to or have imposed taxation on digital assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of digital assets, BitFuFu cannot guarantee that digital assets and transactions denominated in digital assets will not be subject to further taxation in the future, including but not limited to additional taxes, interest and penalties. These events could reduce the economic returns of digital assets and increase the holding costs of digital assets, which could materially and adversely affect the economic returns to BitFuFu’s customers as well as to BitFuFu for mining activities, and affect BitFuFu’s business, financial condition and results of operations. Because there has been limited guidance for the tax reporting or accounting of digital assets and limited guidance has been provided by the IRS, it is unclear how digital asset transactions or other actions related to digital assets and related tax consequences should be accounted for or reported for tax purposes.

In 2014, the IRS released Notice 2014-21, IRB 2014-16, or the Notice, discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in real (or fiat) currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that such digital currency is treated as “property,” not “currency” for purposes of the rules relating to foreign currency gain or loss, and may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions,” or the Revenue Ruling & FAQs, that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the Notice and the Revenue Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions including, but not limited to, staking rewards and other digital asset products. Furthermore, the accounting treatment for revenues from cryptocurrency transactions is currently under review and subject to change. Failure to properly account for and report the transactions and other items related to the digital assets to relevant tax authorities, such as the IRS, could have negative outcomes for BitFuFu and harm its reputation with customers and others.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing positions with respect to digital assets in the future or that a court would uphold the treatment set forth in the existing IRS guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital assets markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and non-U.S. tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts BitFuFu’s customers, and could impact BitFuFu’s business.

BitFuFu’s tax information reporting and withholding obligations with respect to transactions involving digital assets are subject to change.

It is unclear whether BitFuFu may be required to file information returns with taxing authorities or withhold any taxes with respect to its cryptocurrency mining operations in any jurisdiction. In BitFuFu’s capacity as the facilitator of a cloud-mining platform, BitFuFu may be deemed to have certain information reporting or withholding obligations to the IRS or another taxing authority. The IRS has provided limited guidance with respect to information reporting obligations for cryptocurrency mining transactions, and, absent future regulatory or administrative guidance, BitFuFu does not expect to file information returns for such transactions. There can be no assurances, however, that the IRS will not take a contrary position with respect to BitFuFu’s information reporting obligations. If the IRS were to successfully challenge BitFuFu’s position with respect to its information reporting obligations or if it were ultimately determined that BitFuFu’s cryptocurrency mining operations are subject to information reporting obligations, BitFuFu could potentially be subject to penalties for any failure to satisfy such information reporting obligations. Additionally, changes in applicable laws and administrative guidance could impose such obligations on BitFuFu. For example, under the recently enacted Infrastructure Investment and Jobs Act of 2021 (Pub. L. 117-58), BitFuFu may be treated as a “broker” with respect to digital assets transactions it facilitates. As a result, BitFuFu may be required to file certain information reports that contain certain information, including customers’ names and addresses, gross proceeds from sales, and any capital gains or losses, with the IRS. The IRS has not yet provided any administrative guidance with respect to the application of this new legislation to companies such as BitFuFu. BitFuFu may also have withholding tax obligations with respect to its cryptocurrency mining operations. If BitFuFu does not comply with such obligations, or if additional withholding obligations are imposed on it, its customers and BitFuFu may be harmed. There can be no assurance that the IRS or other tax authority will not challenge BitFuFu’s position, or that the applicable laws and administrative guidance will not change in a manner requiring BitFuFu to provide additional tax information reporting or withholding on payments to BitFuFu’s customers.

The digital assets held by BitFuFu are not subject to FDIC or SIPC protections.

BitFuFu does not hold its digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”), and to date, neither the FDIC nor the SIPC has extended any such protections to depositors of digital assets. Accordingly, BitFuFu’s digital assets are not subject to the protections by FDIC or SIPC member institutions and any loss of BitFuFu’s digital assets could have a material adverse effect on BitFuFu’s business, financial condition and results of operations.

Risks Related to Arisz and the Business Combination

Arisz will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. In the event of a liquidation, Arisz’s public stockholders are expected to receive $10.00 per share and the ARIZ Warrants will expire worthless.

If Arisz is unable to consummate the Business Combination or an initial business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then and is forced to liquidate, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated, then the per share liquidation distribution is expected to be $10.00. Furthermore, holders of the ARIZ Warrants will not receive any of such funds with respect to their ARIZ Warrants, nor will they receive any distribution from Arisz’s assets held outside of the Trust Account with respect to their ARIZ Warrants. The ARIZ Warrants will expire worthless as a result of Arisz’s failure to consummate the Business Combination or an initial business combination.

We do not have a specified maximum redemption threshold in the Current Charter. The absence of such a redemption threshold may make it possible for us to consummate the Business Combination, in connection with which a substantial majority of our public stockholders may redeem their Public Shares.

The Current Charter does not provide a specified maximum redemption threshold, except that we will not redeem the Public Shares in an amount that would cause Arisz’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination (such that we are not subject to the SEC’s “penny stock” rules).

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of Arisz might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the Combined Company’s common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares of the Combined Company’s common stock in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must tender your shares of Arisz Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your shares of Arisz Common Stock to Continental electronically using the DTC’s DWAC (Deposit / Withdrawal At Custodian) System, in each case, at least two business days before the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once a Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the Business Combination.

If third parties bring claims against Arisz, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by the Arisz’s stockholders may be less than $10.00.

Arisz’s deposit of funds in the Trust Account may not protect those funds from third-party claims against Arisz. Although Arisz has received from many of the vendors and service providers (other than its independent registered public accounting firm) with which it does business and prospective target business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Arisz’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Arisz’s public stockholders. If Arisz liquidates the Trust Account before the consummation of a Business Combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Arisz cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per share distribution from the Trust Account for the Arisz’s stockholders may be less than $10.00 due to such claims.

Additionally, if Arisz is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Arisz’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the Arisz’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Arisz may not be able to return $10.00 to our public stockholders.

Any distributions received by the Arisz’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Arisz was unable to pay its debts as they became due in the ordinary course of business.

The Current Charter provides that Arisz will continue in existence only until 12 months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the Arisz IPO (the “Combination Period”).

If Arisz is unable to consummate the Business Combination or an initial business combination within the Combination Period, upon notice from Arisz, the trustee of the Trust Account will distribute the amount in the Trust Account to the Arisz’s public stockholders. Concurrently, Arisz shall pay, or reserve for payment, from funds not held in the Trust Account, its liabilities and obligations, although Arisz cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor have contractually agreed that, if Arisz liquidates prior to the consummation of the Business Combination or a an initial business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Arisz for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute a waiver in or to any monies held in the Trust Account. However, we may not properly assess all claims that may be potentially brought against us. As such, the Arisz’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the Arisz’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from the Arisz’s stockholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to the Arisz’s public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by the Arisz’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Arisz’s stockholders. In addition, the Arisz Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying the Arisz’s public stockholders from the Trust Account prior to addressing the claims of creditors.

If Arisz’s due diligence investigation of BitFuFu was inadequate, then the Arisz’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Arisz conducted a due diligence investigation of BitFuFu, it cannot be sure that this due diligence uncovered all material issues that may be present inside the company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of BitFuFu and its business and outside of its control will not later arise.

Because the PubCo will become a public reporting company by means other than a traditional underwritten initial public offering, the PubCo’s shareholders may face additional risks and uncertainties.

Because the PubCo will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the Ordinary Shares of PubCo, and, accordingly, PubCo’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling PubCo’s Ordinary Shares, the Arisz’s stockholders must rely on the information included in this proxy statement/prospectus. Although Arisz performed a due diligence review and investigation of BitFuFu in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in PubCo because it may not have uncovered facts that would be important to a potential investor.

In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for PubCo’s Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo’s Ordinary Shares. See “— Risks Related to the PubCo’s Securities — If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about PubCo and BitFuFu, the price and trading volume of PubCo’s securities could decline significantly.”

The Initial Stockholders have agreed to vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Arisz’s public stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by our public stockholders in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of Arisz Common Stock owned by them in favor of the Business Combination Proposals and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Initial Stockholders own [•]% of the issued and outstanding shares of Arisz Common Stock. The Initial Stockholders have agreed to vote any shares of Arisz Common Stock owned by them in favor of the Business Combination Proposals and, accordingly, we would need only [•], or [•]%, of the [•] Public Shares to be voted in favor of the Business Combination Proposals in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Business Combination Proposals and the other Proposals than would be the case if the Initial Stockholders agreed to vote any shares of Arisz Common Stock owned by them in accordance with the majority of the votes cast by our public stockholders. While the Initial Stockholders have agreed to vote their shares in favor of the Business Combination Proposals, stockholders should consider that the Initial Stockholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Arisz’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Arisz, whether or not resolved in Arisz’s favor, could result in substantial costs and divert Arisz’s management’s attention from other business concerns, which could adversely affect Arisz’s business, financial condition and results of operations and the ultimate value the Arisz’s stockholders receive as a result of the consummation of the Business Combination.

The Initial Stockholders who own shares of Arisz Common Stock and Private Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Stockholders owned an aggregate of [•] shares of Arisz Common Stock and [•] Private Units. They have waived their right to redeem these shares of Arisz Common Stock, or to receive distributions with respect to these shares of Arisz Common Stock upon the liquidation of the Trust Account, if Arisz is unable to consummate an initial business combination within the required time period. Based on a market price of $[•] per share of Arisz Common Stock on [•], 2022, the value of these shares was approximately $[•] million. The shares of Arisz Common Stock and Private Units acquired prior to or concurrently with the consummation of the IPO will be worthless if Arisz does not consummate an initial business combination within the required time period. Consequently, our executive officers’ and directors’ discretion in identifying and selecting BitFuFu as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the Arisz’s public stockholders’ best interest.

The Sponsor and Arisz’s directors and executive officers who hold Insider Shares, and/or Private Units may receive a positive return on the Insider Shares and/or Private Units even if Arisz’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Arisz is able to complete a business combination within the required time period, the Sponsor and Arisz’s directors and executive officers who hold Insider Shares and/or Private Units may receive a positive return on their investments which were acquired prior to the IPO, or concurrently with completion of the IPO, even if Arisz’s public stockholders experience a negative return on their investment in Arisz common stock after consummation of the Business Combination.

The Sponsor, Arisz’s executive officers and directors and certain affiliates of Arisz may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, your interests as a stockholder of Arisz.

The Sponsor and Arisz’s executive officers and directors have interests in each of the Proposals that are different from, or in addition to, and which may conflict with, your interest as a stockholder of Arisz. These interests include, among other things:

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to liquidate, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. In such event, the [•] shares of ARIZ Common Stock held by the initial stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Common Stock of $[•] on Nasdaq as of [•], 2023;

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated, then the [•] Private Units purchased by the Sponsor and Chardan for a total purchase price of $[•], will be worthless. Such Private Units had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Units of $[•] on Nasdaq as of [•]; and

•        The exercise of Arisz’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and, in our stockholders’ interest.

The Arisz Board was aware of and considered these interests and facts, among other matters, in evaluating and approving the Business Combination and in recommending to Arisz stockholders that they approve the Business Combination. Nonetheless, these interests may influence the Arisz Board in making its recommendation that you vote in favor of the approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals.

Arisz is requiring the Arisz’s stockholders who wish to redeem their Public Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their redemption rights.

Arisz is requiring the Arisz’s stockholders who wish to redeem their Public Shares to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit / Withdrawal At Custodian) System at least two business days prior to the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is Arisz’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DTC’s DWAC (Deposit / Withdrawal At Custodian) System, we cannot assure you of this fact.

Accordingly, if it takes longer than Arisz anticipates for stockholders to deliver their Public Shares, stockholders who wish to redeem their Public Shares may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

Redeeming Arisz’s stockholders may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Arisz requires public stockholders who wish to redeem their Public Shares in connection with the consummation of a Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and a Business Combination is not consummated, Arisz will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that a Business Combination is not consummated until Arisz has returned their Public Shares to them. The market price for shares of Arisz Common Stock may decline during this time and you may not be able to sell your Public Shares when you wish, even while other stockholders that did not seek redemption may be able to sell their shares of Arisz Common Stock.

If Arisz’s security holders exercise their registration rights with respect to the Insider Shares, the Private Units and the underlying securities, it may have an adverse effect on the market price of Arisz’s securities.

The Initial Stockholders are entitled to make a demand that Arisz register the resale of the Insider Shares, the Private Units and the underlying securities at any time commencing three months prior to the date on which the Insider Shares may be released from escrow. Additionally, the Initial Stockholders are entitled to demand that Arisz register the resale of the shares of Arisz Common Stock underlying any securities the Initial Stockholders may be issued in payment of working capital loans made to us at any time after Arisz consummates the Business Combination. If the Initial Stockholders exercise their registration rights with respect to all of their securities, then there will be an additional [•] shares of Arisz Common Stock eligible for trading in the public market. The presence of these additional shares of Arisz Common Stock trading in the public market may have an adverse effect on the market price of Arisz’s securities.

Arisz will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Arisz’s stockholders.

Arisz is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to Arisz’s public stockholders from a financial point of view. Arisz’s public stockholders therefore must rely solely on the judgment of the Arisz Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Arisz’s securities may decline.

The market price of Arisz’s securities may decline as a result of the consummation of the Business Combination if:

•        Arisz does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of Arisz Common Stock.

Arisz has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Arisz if the Business Combination is not consummated.

Arisz has incurred significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Arisz expects to incur approximately $[•] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Arisz if the Business Combination is not consummated.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Arisz and BitFuFu believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact Arisz.

If the Business Combination is not consummated for any reason, including as a result of the Arisz’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Arisz may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Arisz would be subject to a number of risks, including the following:

•        Arisz may experience negative reactions from the financial markets, including negative impacts on the stock price of Arisz Common Stock, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

•        Arisz will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Merger Agreement restricts the conduct of Arisz’s business prior to consummation of the Business Combination, Arisz may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Arisz Board seeks another business combination, Arisz’s stockholders cannot be certain that Arisz will be able to find another target business or that such other business combination will be consummated. See “Proposal No. 2 — General Description of the Acquisition Merger — Termination.”

Arisz may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Acquisition Merger Proposal.

Arisz may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination, to the extent permitted by applicable laws. The Arisz Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Arisz Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Arisz has the discretion to consummate the Business Combination without seeking further stockholder approval. For example, it is a condition to Arisz’s obligations to consummate the Business Combination that there be no restraining order, injunction or other order restricting BitFuFu’s conduct of its business. However, if the Arisz Board determines that any such order or injunction is not material to the business of the Combined Company, then the Arisz Board may elect to waive that condition without stockholder approval and consummate the Business Combination.

Arisz’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that the Arisz’s current stockholders have on the management of Arisz.

Following the consummation of the Business Combination, assuming no redemptions of the Public Shares for cash the Arisz’s current public stockholders will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares and the Sponsor and Arisz’s current executive officers, directors and affiliates will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares. Assuming redemption by holders of [•] outstanding Public Shares, the Arisz’s current public stockholders will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares and the Sponsor and Arisz’s current executive officers, directors and affiliates will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares. The minority position of the Arisz’s stockholders will give them limited influence over the management and operations of PubCo.

Activities taken by Arisz’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals and may affect the market price of the Arisz’s securities.

The Sponsor or Arisz’s executive officers, directors and advisors, or their respective affiliates, may purchase shares of Arisz Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Arisz’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Arisz’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such Public Shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Arisz’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of Arisz Common Stock by the persons described above would allow them to exert more influence over the approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Arisz’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Arisz’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Arisz or the persons described above have been entered into. Arisz will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Arisz’s executive officers, directors and advisors, or their respective affiliates, that would affect the vote on the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals.

Subsequent to the consummation of the Business Combination, Arisz may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Arisz has conducted due diligence on BitFuFu, Arisz cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Arisz’s or BitFuFu’s control will not later arise. As a result, we may be forced to later write- down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Arisz’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Arisz’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

The Business Combination may be a taxable event for U.S. Holders of ARIZ Common Stock, ARIZ Warrants, and ARIZ Rights.

It is intended that the Redomestication Merger qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined below) would not recognize gain or loss on the exchange of ARIZ Common Stock, the ARIZ Rights, or ARIZ Warrants for PubCo Class A Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination. However, the U.S. Holders may recognize gain (but not loss) as a result of the Redomestication Merger if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder apply to the Redomestication Merger. Section 367(a) of the Code may apply to the Redomestication Merger if PubCo transfers the assets it acquires from Arisz pursuant to the Redomestication Merger to certain subsidiary corporations in connection with the Business Combination. However, Section 367(a) should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of Arisz securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of Arisz securities for PubCo securities.

If the Redomestication Merger does not qualify as a reorganization for a reason other than the application of Section 367(a) of the Code, a U.S. Holder that exchanges its ARIZ Common Stock, ARIZ Rights, or ARIZ Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Class A Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ARIZ Common Stock, ARIZ Rights, and ARIZ Warrants exchanged.

We may not be able to complete the Business Combination since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain of our directors are citizens of countries other than the United States. In addition, Finfront Holding Company, operating under the trade name of “BitFuFu,” is an exempted company incorporated in the Cayman Islands with limited liability, with subsidiaries in Singapore and the United States. While we believe that the nature of Arisz’s business, and the nature of the businesses of BitFuFu should not make the transaction subject to U.S. foreign regulations or review by a U.S. government entity, it is possible that the Business Combination may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination. CFIUS may decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from consummating the Business Combination.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete the Business Combination. If we fail to complete an initial business combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then because the review exceeds such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate, unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. If we liquidate, our public shareholders may only receive $10.00 per share, and our warrants and rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Risks Related to the PubCo’s Securities

Currently, there is no public market for the Class A Ordinary Shares of PubCo. Arisz stockholders cannot be sure that an active trading market will develop for or of the market price of the Class A Ordinary Shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

As part of the Business Combination, the issued and outstanding securities of BitFuFu and Arisz will be converted into the right to receive the corresponding amount of Ordinary Shares of PubCo and PubCo Warrants. For details, see “Summary of the proxy statement/prospectus — the Business Combination and the Merger Agreement.” PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Arisz, BitFuFu and PubCo have agreed to use their best efforts to cause the Class A Ordinary Shares of PubCo to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of Class A Ordinary Shares on the Nasdaq does not ensure that a market for the Class A Ordinary Shares of PubCo will develop or the price at which the Class A Ordinary Shares will trade. No assurance can be provided as to the demand for or trading price of the Class A Ordinary Shares of PubCo following the closing of the Business Combination and the Ordinary Shares of PubCo may trade at a price less than the current market price of the common stock of Arisz.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Class A Ordinary Shares. If a public market for the PubCo Class A Ordinary Shares does not develop, investors may not be able to re-sell their Class A Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the Class A Ordinary Shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the Class A Ordinary Shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Class A Ordinary Shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Class A Ordinary Shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s Class A Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the company or other companies in the digital asset-related industry;

•        changes in economic and financial market conditions;

•        changes in the market valuations of other companies in the digital asset-related industry;

•        announcements by PubCo or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of PubCo’s Class A Ordinary Shares in the public market;

•        the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in financial estimates by research analysts;

•        natural disasters, terrorist acts, acts of war or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of Class A Ordinary Shares of PubCo could adversely affect their market price.

Sales of substantial amounts of the Class A Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the Class A Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The Class A Ordinary Shares to be listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, certain of BitFuFu’s shareholders will exchange the ordinary shares of BitFuFu held by them for PubCo Class A Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Class A Ordinary Shares or securities that can be converted into PubCo’s Class A Ordinary Shares for 180 days after the closing of the Business Combination without the prior written consent of PubCo. Shares of PubCo to be held by certain existing shareholders of PubCo after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be [•] outstanding and issued PubCo Class A Ordinary Shares immediately after the Business Combination. Market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have a material impact on the market price of the Class A Ordinary Shares.

PubCo will issue Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo’s Ordinary Shares in certain circumstances. PubCo’s issuance of additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Class A Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Class A Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, PubCo may be the target of securities class action litigation and investigations. Securities litigation against PubCo could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect PubCo’s business, financial condition and results of operations.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo files annual and current reports with respect to PubCo’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase PubCo’s legal and financial compliance costs and render PubCo’s certain business activities more time-consuming and costly.

Members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo’s board of directors, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, BitFuFu’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, BitFuFu’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in BitFuFu’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on BitFuFu’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Class A Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Class A Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Class A Ordinary Shares. Investors may purchase PubCo Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Class A Ordinary Shares. Speculation on the price of PubCo Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Class A Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Class A Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the Proposed Business Combination.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

PubCo’s board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about PubCo and BitFuFu, the price and trading volume of PubCo’s securities could decline significantly.

The trading market for PubCo Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo and BitFuFu. Securities and industry analysts do not currently, and may never, publish research on PubCo and BitFuFu. If no securities or industry analysts commence coverage of PubCo and BitFuFu, the trading price for PubCo Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its Class A Ordinary Shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

PubCo will be a foreign private issuer under the Exchange Act upon the consummation of the Business Combination. As a foreign private issuer, PubCo will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

(2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, PubCo will publish PubCo’s results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about PubCo than you would receive about a U.S. domestic public company.

PubCo could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (2) more than 50% of PubCo’s assets are located in the United States; or (3) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is a company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

Currently, PubCo does not plan to rely on any exemption offered to foreign private issuers under Nasdaq Stock Market Rules. However, if PubCo relies on any of these exemptions in the future, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Market or Capital Market. PubCo may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Global Market or Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

PubCo is incorporated under the laws of the Cayman Islands. Upon the completion of the Business Combination, PubCo will conduct a majority of its operations and a majority of its directors and executive officers after the completion of the Business Combination will reside outside of the United States. PubCo’s corporate affairs are governed by PubCo’s Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary responsibilities of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against PubCo or against PubCo’s directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of Cayman Islands exempted companies such as PubCo have no general rights under Cayman Islands laws to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under PubCo’s Memorandum and Articles of Association to determine whether or not, and under what conditions, PubCo’s corporate records may be inspected by PubCo’s shareholders, but are not obliged to make them available to PubCo’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo or its management named in the proxy statement/prospectus based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. Upon the completion of the Business Combination, PubCo will conduct a majority of its operations, and a majority of its directors and executive officers after the completion of the Business Combination will reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against PubCo, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

In addition, upon the completion of the Business Combination, there will be one independent director of the PubCo who resides in mainland China. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against an individual who resides in mainland China if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts obtained against an individual who resides in mainland China predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or entertain original actions brought in each respective jurisdiction against an individual who resides in mainland China predicated upon the securities laws of the United States or any state in the United States. For more information regarding the relevant laws applicable to the PubCo, see “Enforceability of Civil Liabilities.”

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If PubCo elects not to opt out of such extended transition period, which means that when a standard is issued or revised and PubCo has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Class A Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Class A Ordinary Shares may be more volatile.

PubCo may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Assuming section 7874 does not apply to treat PubCo as a U.S. corporation for U.S. federal income tax purposes (see the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Business Combination to Arisz and PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes” for a more detailed discussion), if PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of PubCo Class A Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The application of the PFIC rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that PubCo’s Bitcoin mining operations could cause PubCo or one or more of its subsidiaries to become a PFIC by holding digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income, or by holding digital assets that themselves could be treated as passive assets. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2022 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code. Please see the section titled “U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status” for a more detailed discussion with respect to PubCo’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of PubCo securities.

The IRS may not agree with the position that PubCo should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on PubCo’s financial position and results from operations and on non-U.S. holders of PubCo securities.

Although PubCo will be incorporated under the laws of the Cayman Islands, the IRS may assert that PubCo should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because PubCo will be incorporated under the laws of the Cayman Islands, PubCo would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, PubCo would be subject to U.S. federal income tax on its taxable income like any other U.S. corporation and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at the rate of 30% or such lower rate as provided by an applicable treaty. Taxation as a U.S. corporation could also have a material adverse effect on PubCo’s financial position and results from operations.

As more fully described under “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Business Combination to Arisz and PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” PubCo intends to take the position that section 7874 is currently expected to apply in a manner such that PubCo should not be treated as a U.S. corporation for U.S. federal income tax purposes, based on its position that after completion of the Business Combination, former shareholders of Arisz will own, by reason of owning (or being treated as owning) stock of Arisz, less than 80% of the voting power and value of the PubCo securities (the “Ownership Test”). However, PubCo’s position depends in part on the position that the Ownership Test is determined after the Business Combination rather than immediately after the Redomestication Merger for purposes of Section 7874 of the Code. Further, holders are cautioned that the application of section 7874 to PubCo is extremely complex and the applicable Treasury Regulations are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of section 7874 to the facts and circumstances of the proposed transaction are uncertain. In addition, there could be a future change in law under section 7874, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of section 7874 to PubCo. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination or any other matter described in this prospectus/proxy statement. The IRS may not agree with PubCo’s position that it should be treated as a non-U.S. corporation for U.S. federal income tax purposes, and there can be no assurance that, if challenged, such treatment will be sustained by a court.

U.S. Holders that directly or indirectly own 10% or more of PubCo’s equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations (“CFCs”).

Assuming section 7874 does not apply to treat PubCo as a U.S. corporation for U.S. federal income tax purposes (see the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of the Business Combination to Arisz and PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes” for a more detailed discussion), certain of PubCo’s non-U.S. subsidiaries may be classified as CFCs for U.S. federal income tax purposes. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. Certain of PubCo’s non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules that treat PubCo’s U.S. subsidiary as owning the equity of PubCo’s non-U.S. subsidiaries), and it is possible that PubCo may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. Holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. Holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of PubCo’s capital stock entitled to vote or the total value of PubCo’s equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if PubCo were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of PubCo’s applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and PubCo’s earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if PubCo were classified as a CFC, a portion of any gains realized on the sale of PubCo’s Ordinary Shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to PubCo’s subsidiaries that are classified as CFCs and with respect to PubCo (if PubCo were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that PubCo will assist U.S. Holders in determining whether PubCo or any of its subsidiaries are treated as a CFC for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if PubCo, or any of its subsidiaries, is treated as a CFC for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding the CFC rules and whether such U.S. Holder may be a 10% U.S. equityholder for purposes of these rules.

Changes to, or changes in interpretations of, tax laws could have a material adverse effect on the PubCo’s business, financial condition and results of operations.

PubCo is subject to income taxes and non-income taxes in the United States and other countries in which it transacts or conducts business, and such laws and rates vary by jurisdiction. Tax laws and regulations, including at non-U.S. and U.S. federal and local jurisdictions, frequently change, especially in relation to the interpretation of existing tax laws for new and emerging industries, and PubCo cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future tax laws.

Any changes in the taxation of PubCo’s business activities may increase its worldwide effective tax rate and harm its business, financial condition and results of operations. PubCo’s tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions PubCo has taken in prior tax periods. The amount of taxes PubCo pays in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm PubCo’s liquidity and results of operations. For example, various levels of government and international organizations, such as in the United States, the Organization for Economic Co-operation and Development (“OECD”), and the European Union (“EU”), have increasingly focused on tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect PubCo’s effective tax rate. On October 8, 2021, the OECD announced an international agreement with more than 130 countries to implement a new global minimum effective corporate tax rate of 15% for large multinational companies starting in 2023. Additionally, under the agreement, new rules have been introduced that will result in the reallocation of certain profits from large multinational companies to market jurisdictions where customers and users are located. Although the implementation details are being developed and the enactment of these changes has not yet taken effect, PubCo will be monitoring the developments and tax implications of these changes, which may have adverse tax consequences for the Combined Company. On November 18, 2021, the U.S. House of Representatives passed the Build Back Better Act (“BBB Act”), which introduced significant changes to federal corporate income tax rules, including increasing the U.S. income tax rate applicable to corporations from 21% to 28%. Congress may include some or all of these proposals in future legislation. There is uncertainty regarding whether these proposals will be enacted and, if enacted, their scope, when they would take effect, and whether they would have retroactive effect.

All statements contained herein concerning U.S. federal income or other tax consequences are based on existing law and interpretations thereof. The tax regimes to which PubCo is subject or under which PubCo operates, including income and non-income taxes, are unsettled and may be subject to significant change. While some of these changes could be beneficial, others could negatively affect PubCo’s after-tax returns. Accordingly, no assurance can be given that the currently anticipated tax treatment will not be modified by legislative, judicial or administrative changes, possibly with retroactive effect. In addition, no assurance can be given that any tax authority or court will agree with any particular interpretation of the relevant laws.

In the event that a significant number of the Public Shares are redeemed, PubCo’s Ordinary Shares may become less liquid following the consummation of the Business Combination.

If a significant number of the Public Shares are redeemed, Arisz may be left with a significantly smaller number of stockholders. As a result, trading in the shares of PubCo may be limited and your ability to sell your PubCo Class A Ordinary Shares in the market could be adversely affected. PubCo intends to apply to list the Class A Ordinary Shares and PubCo Warrants on the Nasdaq, and Nasdaq may not list the Class A Ordinary Shares or PubCo Warrants on its exchange, which could limit investors’ ability to make transactions in PubCo Class A Ordinary Shares and PubCo Warrants and subject PubCo to additional trading restrictions.

PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

If PubCo fails to meet the continued listing requirements and Nasdaq delists the PubCo Class A Ordinary Shares, PubCo could face significant material adverse consequences, including:

•        a limited availability of market quotations for PubCo Class A Ordinary Shares;

•        a limited amount of news and analyst coverage for PubCo; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

PubCo plans to adopt a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Ordinary Shares.

PubCo plans to adopt a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of PubCo’s Class A Ordinary Shares. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, PubCo’s proposed dual-class share structure may prevent the inclusion of PubCo’s Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about PubCo’s corporate governance practices or otherwise seek to cause PubCo to change its capital structure. Any such exclusion from indices could result in a less active trading market for PubCo’s securities. Any actions or publications by shareholder advisory firms critical of PubCo’s corporate governance practices or capital structure could also adversely affect the value of PubCo’s securities.

PubCo’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

PubCo plans to adopt a dual-class share structure such that PubCo’s Ordinary Shares will consist of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares conditional upon and effective immediately prior to the completion of the Business Combination. In respect of matters requiring the votes of shareholders, each PubCo Class A Ordinary Share is entitled to one vote and each PubCo Class B Ordinary Share is entitled to five votes. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination.

As a result of such dual class share structure and the concentration of ownership, holders of PubCo Class B Ordinary Shares have substantial influence over PubCo’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of PubCo’s assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of PubCo or PubCo’s other shareholders. Such dual-class arrangement may discourage, delay or prevent a change in control of PubCo’s company, which could deprive PubCo’s shareholders of an opportunity to receive a premium for their shares as part of a sale of PubCo’s company and may reduce the price of PubCo Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

PubCo’s Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Class A Ordinary Shares.

PubCo’s Memorandum and Articles of Association will become effective immediately prior to the completion of the Business Combination. PubCo’s Memorandum and Articles of Association will contain provisions which could limit the ability of others to acquire control of PubCo or cause it to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our PubCo in a tender offer or similar transaction. PubCo’s board of directors has the authority, without further action by PubCo’s shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with its Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preferred shares, the price of PubCo’s Class A Ordinary Shares may fall and the voting and other rights of the holders of PubCo’s Class A Ordinary Shares may be materially and adversely affected.

PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders.

Mr. Leo Lu will hold a majority of the aggregate voting power of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. PubCo currently does not intend to rely on these exemptions. However, if PubCo decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

PubCo may adopt share incentive plans in the future, which may adversely affect PubCo’s results of operations.

PubCo may adopt share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of PubCo. If PubCo adopts share-based incentive plan and grant share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If PubCo adopts any such share incentive plan and grant options or other equity incentives in the future, such grants could have dilutive impact on PubCo’s existing shareholders, and cause PubCo to incur significant compensation charges and its results of operations could be adversely affected.

THE SPECIAL MEETING OF ARISZ STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to the Arisz stockholders as part of the solicitation of proxies by the Arisz Board for use at the Special Meeting to be held on [•], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [•], 2023 in connection with the vote on the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [•], 2023 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the Arisz Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ [•]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of ARIZ Common Stock to approve the following Proposals:

•        The Redomestication Merger Proposal to approve the Redomestication Merger;

•        The Acquisition Merger Proposal to approve the Acquisition Merger, the Merger Agreement and such merger transactions contemplated by the Merger Agreement;

•        The approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 160,000,000 PubCo Ordinary Shares in connection with the Business Combination and related financings (the “Nasdaq Proposal”);

•        The Governance Proposals to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the BitFuFu Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Arisz does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Arisz Board

The Arisz Board:

•        has determined that each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals, and the Adjournment Proposal, are fair to, and in the best interests of, Arisz and its stockholders;

•        has approved the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals, and the Adjournment Proposal; and

•        recommends that the Arisz stockholders vote “FOR” each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals, and the Adjournment Proposal.

The Arisz Board members have interests that may be different from or in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [•], 2023, as the record date for determining those Arisz stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [•], 2023, there were [•] shares of ARIZ Common Stock outstanding and entitled to vote. Each holder of ARIZ Common Stock is entitled to one vote per share on each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposals, and the Adjournment Proposal. As of [•], 2023, the initial stockholders and Chardan collectively own and is entitled to vote [•] shares of ARIZ Common Stock, or approximately [•]% of Arisz’s issued and outstanding shares of common stock. With respect to the Business Combination, the Sponsor and Chardan, which owns approximately [•]% of Arisz’s outstanding shares of common stock as of the record date, have agreed to vote their ARIZ Common Stock acquired by them in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Arisz stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person or by proxy. An Arisz stockholder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of ARISZ Common Stock present and entitled to vote at the Special Meeting; provided, however, that if [•] or more of the holders of ARIZ Common Stock exercise their redemption rights then the Business Combination may not be completed. Attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of ARIZ Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of ARIZ Common Stock that you own.

There are two ways to ensure that your shares of ARIZ Common Stock are voted at the Special Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Arisz Board, “FOR” the adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting in a virtual meeting format at http://www.cstproxy.com/ [•]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REDOMESTICATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF

THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, [•], in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting in virtual meeting format, revoke your proxy, and vote your shares, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of ARIZ Common Stock, you may call [•], our proxy solicitor, with individual call toll-free at [•] and banks and brokers call at [•].

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Arisz’s amended and restated certificate of incorporation, a holder of ARIZ Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [•], 2023 (two (2) business days before the Special Meeting), that Arisz redeem your shares into cash; and (ii) submit your request in writing to Arisz’s transfer agent, at the address listed at the end of this section and deliver your shares to Arisz’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the ARIZ Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

•        Delivering certificates representing the shares of ARIZ Common Stock to Arisz’s transfer agent, or

•        Delivering the ARIZ Common Stock electronically through the DWAC system.

Arisz stockholders will be entitled to redeem their ARIZ Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.00 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Arisz’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of ARIZ Common Stock as of the record date. Any public stockholder who holds ARIZ Common Stock on or before [•], 2023 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business

Combination. If you choose to deliver ARIZ Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Arisz’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Arisz’s understanding that Arisz stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Arisz does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Arisz stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Arisz anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Arisz public stockholders, Arisz will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $10.00 per share. If you exercise your redemption rights, you will be exchanging your ARIZ Common Stock for cash and will no longer own the shares. If Arisz is unable to complete the Business Combination by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then it will liquidate and dissolve and public stockholders would be entitled to receive approximately $10.00 per share upon such liquidation, unless Arisz seeks stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated.

The Business Combination will not be consummated if the holders of [•] or more of Arisz’s shares of common stock exercise their redemption rights.

Holders of outstanding ARIZ Units must separate the underlying ARIZ Common Stock, ARIZ Warrants and ARIZ Rights prior to exercising redemption rights with respect to the ARIZ Common Stock. If ARIZ Units are registered in a holder’s own name, the holder must deliver the certificate for its ARIZ Units to the transfer agent with written instructions to separate the ARIZ Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the ARIZ Common Stock from the ARIZ Units.

If a broker, dealer, commercial bank, trust company or other nominee holds ARIZ Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s ARIZ Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of ARIZ Units to be separated and the nominee holding such ARIZ Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant ARIZ Units and a deposit of an equal number of ARIZ Common Stock, ARIZ Warrants and ARIZ Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the ARIZ Common Stock from the ARIZ Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their ARIZ Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

Arisz is requiring the Arisz public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Arisz’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker this cost and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Arisz requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made if the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Arisz will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Arisz Board. This solicitation is being made by mail but also may be made by telephone or in person. Arisz and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. [•], a proxy solicitation firm that Arisz has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Arisz will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Arisz will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1
THE REDOMESTICATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Redomestication Merger Proposal

The purpose of the Redomestication Merger is to establish a Cayman Islands exempted company as the parent entity of BitFuFu that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication Merger, the Arisz stockholders will no longer be stockholders of Arisz and (other than the Arisz stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Redomestication Merger

The Merger Agreement was entered into by and among Arisz, PubCo, Merger Sub, Finfront and certain other parties on January 21, 2022 and amended on April 4, 2022, October 10, 2022 and April 24, 2023. Upon the approval of the Redomestication Merger by the Arisz stockholders, PubCo and Arisz will execute the Plan of Merger relating to the Redomestication Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. On the Closing Date and immediately prior to the Acquisition Merger, Arisz will reincorporate to Cayman Islands by merging with and into the PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Arisz. The separate corporate existence of Arisz will cease and PubCo will continue as the surviving company. In connection with the Redomestication Merger, all outstanding ARIZ Units will separate into their individual components of ARIZ Common Stock, ARIZ Rights and ARIZ Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Arisz stockholders shall be exchanged as follows:

(i)     Each share of ARIZ Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each share of such ARIZ Common Stock, PubCo shall issue to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which shall be fully paid;

(ii)    Each ARIZ Warrant issued and outstanding immediately prior to effective time of the Redomestication Merger will convert into one PubCo Warrant to purchase three-fourths (3/4) of one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ARIZ Warrants; and

(iii)   The holders of ARIZ Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will obtain one PubCo Right in exchange for the cancellation of each ARIZ Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Redomestication Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at all general meetings of the post-Redomestication Merger surviving company and each PubCo Class B Ordinary Share shall be entitled to five (5) votes on all matters subject to vote at all general meetings of the post-Redomestication Merger surviving company.

Differences between PubCo’s Memorandum and Articles of Association and Arisz’s Certificate of Incorporation

Following is a summary of the material differences between the Memorandum and Articles of Association of PubCo to be in effect following the Business Combination and Arisz’s amended and restated certificate of incorporation:

•        The name of the new public entity will be “BitFuFu Inc.” as opposed to “Arisz Acquisition Corp.”;

•        PubCo has [•] Ordinary Shares authorized and an additional [•] shares authorized of such class or classes (however designated) as the board of directors of PubCo may determine in accordance with Memorandum and Articles of Association of PubCo (and which shares may be issued with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as board of directors of Pubco may think appropriate), as opposed to Arisz having 15,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock;

•        PubCo’s corporate existence is perpetual as opposed to Arisz’s corporate existence terminating if a business combination is not consummated by Arisz within a specified period of time; and

•        PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Arisz’s amended and restated certificate of incorporation contains.

Authorized but unissued shares may enable PubCo’s board of directors to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo’s board of directors were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section titled “Comparison of Shareholder’s Rights” on page 217 of this proxy statement/prospectus.

Required Vote

Approval of the Redomestication Merger Proposal requires the affirmative vote of the holders of a majority of the ARIZ Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Redomestication Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Arisz will not consummate the Business Combination.

Recommendation of Arisz’s Board of Directors

After careful consideration, Arisz Board determined that the Redomestication Merger forming part of the Business Combination with BitFuFu is in the best interests of Arisz and its stockholders. On the basis of the foregoing, Arisz Board has approved and declared advisable the Business Combination with BitFuFu and recommends that you vote or give instructions to vote “FOR” adoption of the Redomestication Merger Proposal.

PROPOSAL NO. 2
THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with BitFuFu; Acquisition Merger Consideration

Immediately following and conditional upon the Redomestication Merger, Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo, will be merged with and into BitFuFu with BitFuFu being the surviving company, resulting in BitFuFu being a wholly owned subsidiary of PubCo.

In consideration of the Acquisition Merger, PubCo will issue 150,000,000 Ordinary Shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of BitFuFu. The Aggregate Stock Consideration consists of 15,000,000 Class A Ordinary Shares of PubCo and 135,000,000 Class B Ordinary Shares of PubCo.

At the closing of the Acquisition Merger, the issued and outstanding shares in BitFuFu held by the former BitFuFu shareholders will be cancelled and ceased to exist, and will be automatically converted into a right to receive the applicable number of the Closing Payment Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that BitFuFu will become a wholly owned subsidiary of PubCo.

Upon the closing of the Business Combination, PubCo board of directors will consist of five directors, all of whom will be designated by BitFuFu and a majority of whom will be “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the Memorandum and Articles of Association of PubCo, the authorized share capital of the post-closing company is $[•] divided into [•] shares comprising (i) [•] Class A Ordinary Shares of a par value of US$0.0001 each, (ii) [•] Class B Ordinary Shares of a par value of US$0.0001 each and (iii) [•] shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of PubCo may determine in accordance with Articles of Association of PubCo (and which shares may be issued with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as board of directors of Pubco may think appropriate). After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming (i) there are no redemptions of Arisz’s outstanding shares of Common Stock, (ii) there is no exercise of the PubCo Warrants, and (iii) the PIPE Shares are issued to the PIPE Investors, Arisz’s current public stockholders will own approximately [•]% of the issued share capital of PubCo, Arisz’s current directors, officers and affiliates will own approximately [•]% of the issued share capital of PubCo, the PIPE Investors will own approximately [•]% of the issued share capital of PubCo and BitFuFu’s current shareholders will own approximately [•]% of the issued share capital of PubCo. Assuming redemption by holders of [•] Arisz’s outstanding shares of Common Stock, Arisz’s current public stockholders will own approximately [•]% of the issued share capital of PubCo, Arisz’s current directors, officers and affiliates will own approximately [•]% of the issued share capital of PubCo, the PIPE Investors will own approximately [•]% of the issued share capital of PubCo and current BitFuFu shareholders will own approximately [•]% of the issued share capital of PubCo.

Representations and Warranties

In the Merger Agreement, BitFuFu makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of BitFuFu and its subsidiaries (together, the “BitFuFu Parties”) and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto (the “Additional Agreements”); (d) absence of conflicts; (e) capital structure of BitFuFu; (f) accuracy of charter documents and corporate records of the BitFuFu Parties; (g) accuracy of the list of all assumed or “doing business as” names used by the BitFuFu Parties; (h) required consents and approvals; (i) financial information; (j) books and records; (k) absence of certain changes or events; (l) title to assets and properties; (m) litigation; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable; (t) prepayments; (u) employees and benefits; (s) employment matters; (t) leases; (u) tax matters; (v) environmental laws; (w) finders’ fees; (x) powers of attorney and suretyships; (y) directors and officers; (z) international trade matters and anti-bribery compliance; (aa) that BitFuFu is not an investment company; (bb) affiliate transactions; (cc) privacy laws; (dd) OFAC; (ee) board approval, (ff) the truthfulness of other information; and (gg) other customary representations and warranties.

In the Merger Agreement, Arisz, on its behalf and also on behalf of PubCo and Merger Sub when formed (together, the “Parent Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and Additional Agreements; (d) absence of conflicts; (e) finders’ fees; (f) issuance of the Aggregate Stock Consideration; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that Arisz is a public reporting company; (l) no market manipulation; (m) board approval; (n) Arisz’s SEC documents and financial statements; (o) absence of litigation; compliance with laws; (p) OFAC; (q) that Arisz is not an investment company; (r) tax matters; (s) PIPE financing; and (t) other customary representations and warranties.

Conduct Prior to Closing; Covenants Pending Closing

BitFuFu and the Parent Parties have agreed to operate their respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains customary closing covenants.

Conditions to Closing

General Conditions to Closing

Consummation of the Merger Agreement and the transactions therein is conditioned on, among other things, (i) no provisions of any applicable law and no order prohibiting or preventing the consummation of the closing; (ii) there not being any action brought by a third party that is not an affiliate of the parties thereto to enjoin or otherwise restrict the consummation of the closing; (iii) all consents, approvals and filings required to consummate the transactions contemplated by the Merger Agreement shall have been made or obtained; (iv) the SEC having declared the registration statement with respect to the Business Combination effective, and no stop order suspending the effectiveness of the registration statement or any part thereof having been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of Purchaser; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated thereby, having been duly authorized and approved by the shareholders of the Company; (vii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been made and any applicable waiting period shall have been completed; (viii) as of the closing, PubCo having at least $5,000,001 in net tangible assets; and (ix) each of PubCo and Merger Sub having been formed and having executed a joinder agreement to the Merger Agreement.

BitFuFu’s Conditions to Closing

The obligations of BitFuFu to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        the Parent Parties complying with all of obligations under the Merger Agreement in all material respects;

•        the representations and warranties of the Parent Parties being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        the Parent Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act;

•        there having been no material adverse effect to the Parent Parties and

•        PubCo having remained listed on Nasdaq and the additional listing of the Closing Payment Shares shall have been approved by Nasdaq.

Parent Parties’ Conditions to Closing

The obligations of the Parent Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        BitFuFu complying with all of the obligations under the Merger Agreement in all material respects;

•        the representations and warranties of BitFuFu being true on and as of the date of the Merger Agreement and the closing date of the transactions except as would not be expected to have a material adverse effect;

•        there having been no material adverse effect to BitFuFu;

•        the Parent Parties having received copies of all governmental approvals, and no such governmental approval shall have been revoked;

•        the Parent Parties having received duly executed opinions from BitFuFu’s Cayman Islands counsel in form and substance reasonably satisfactory to them;

•        the Parent Parties having received a copy of each of the Additional Agreements to which BitFuFu is a party, duly executed by BitFuFu and in full force and effect, as well as a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Arisz or BitFuFu;

•        the aggregate cash proceeds available to the Parent Parties from a private placement or other financing to be consummated simultaneously with the closing of the Acquisition Merger (the “PIPE Investment”) being not less than $50,000,000;

•        The Parent Parties having received copies of certain third party consents, and no such consents have been revoked and the listing of the PubCo’s securities shall have been approved by Nasdaq subject to official notice of issuance;

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the shareholders of Arisz, by:

•        mutual written consent of the Parent Parties and BitFuFu;

•        any of the Parent Parties, if any of the representations or warranties of BitFuFu shall not be true and correct, or if BitFuFu has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to BitFuFu, provided that the Parent Parties are not in breach of the Merger Agreement at such time;

•        BitFuFu, if any of the representations or warranties of the Parent Parties shall not be true and correct, or if any Parent Party has failed to perform any covenant which, if capable of being cured is not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties, provided that the Company is not in breach of the Merger Agreement at such time; or

•        BitFuFu or any Parent Party (i) on or after the Outside Date, if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the terminating party shall not be in breach of the Merger Agreement as of the date of such termination; (ii) if any governmental order preventing the consummation of the Business Combination shall be in effect and shall have become final and non-appealable; or (iii) if any of the matters to be approved by Purchaser’s shareholders in connection with the Business Combination are not so approved;

•        the Parent Parties if the shareholders of the Company fail to approve the Business Combination on or before the date specified in the Merger Agreement; or

•        the Parent Parties, in the event that the Company fails to deliver its audited 2020 and 2021 financial statements to the Parent Parties on or before March 31, 2022.

Amendment No. 2 to Merger Agreement

On October 10, 2022, each of Arisz and BitFuFu entered into that certain Amendment (“Amendment No. 2”) to the Merger Agreement to provide, among other things:

(1)    that until the earlier of (x) termination of the Merger Agreement in accordance with its terms, and (y) forty-five (45) calendar days prior to the Outside Date, neither BitFuFu nor the Parent Parties (as defined in the Merger Agreement) shall participate in discussions, negotiations or related activities with any Person concerning any Alternative Transaction,

(2)    that BitFuFu and Arisz shall cause the amendment and/or termination of certain agreements in order to remove all existing restrictions on four hundred thousand (400,000) Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing;

(3)    for a loan from BitFuFu to Arisz in the amount of Two Million Two Hundred and Twenty Thousand Dollars ($2,220,000) for the purpose of funding any payment due in connection with an extension of the period of time for Arisz to consummate a business combination and for working capital purposes (the “Loan”). The Loan shall be funded in three equal installments on each of October 26, 2022, January 26, 2023 and April 26, 2023, in each case in the amount of Seven Hundred Forty Thousand Dollars ($740,000). Of each such installment, the sum of Six Hundred Ninety Thousand Dollars ($690,000) (the “Extension Funding Amount”) shall be used to cover the extension costs, and the remaining Fifty Thousand ($50,000) shall be used for working capital. In the event that the actual extension costs are less than the Extension Funding Amount, Arisz shall promptly repay the difference between such actual extension costs and the Extension Funding Amount. Arisz shall issue a promissory note for the amount of the Loan in favor of the Company;

(4)    that the Outside Date is extended to August 1, 2023;

(5)    that the Merger Agreement may be terminated (a) by the Parent Parties, in the event that BitFuFu fails to fund any of the installment amounts of the Loan specified in Section 9.8 of the Merger Agreement by the applicable due dates, (h) by the Parent Parties or BitFuFu, in the event that the Parent Parties fail to obtain any extension to the termination date by which time Arisz must cease operations unless a business combination has been consummated and (i) by BitFuFu, in the event that Arisz defaults on the Promissory Note as specified in such Section 9.8, which default remains not cured within ten (10) calendar days; and

(6)    for (i) a Parent breakup fee payable by BitFuFu to Arisz equal to Four Million Dollars ($4,000,000) in cash in the event of the termination of the Merger Agreement by Arisz pursuant to Section 11.1(b) of the Merger Agreement or as a result of BitFuFu’s refusal to consummate the transactions contemplated thereby and (ii) a Company breakup fee payable by Arisz to BitFuFu in the amount of Five Million Dollars ($5,000,000) in the event of the termination of the Merger Agreement by BitFuFu pursuant to Section 11.1(c) of the Merger Agreement or as a result of Arisz’s refusal to consummate the transactions contemplated thereby.

On October 10, 2022, Arisz issued a promissory note for the amount of the Loan in favor of BitFuFu (the “Promissory Note”), pursuant to which Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan, to BitFuFu or its designee as payment of its obligations under the Loan, except in the event that the actual extension costs are less than the Extension Funding Amount, Arisz shall wire such prepayment to such account as designated by BitFuFu.

Amendment No. 3 to Merger Agreement

On April 24, 2023, each of Arisz and BitFuFu entered into that certain Amendment (“Amendment No. 3”) to the Merger Agreement to provide, among other things: 1) to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes and 2) that the third installment of the Loan will be in the amount of $450,000.

Indemnification

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the Closing date.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement which is attached hereto as Annex A.

Additional Agreements Executed at the Signing of the Merger Agreement

PIPE Subscription Agreements

In connection with the proposed Merger, Arisz and BitFuFu obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A Ordinary Shares of PubCo which will be issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the Subscription Agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Arisz and BitFuFu. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Business Combination. The PIPE Shares are identical to Class A Ordinary Shares of PubCo that will be issued to existing public stockholders at the time of the Closing, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the SEC. The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Merger.

Pursuant to the PIPE Subscription Agreement Agreements, Purchaser has agreed to file (at Purchaser’s sole cost and expense) a registration statement registering the resale of the shares of common stock to be purchased in the private placement (the “PIPE Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) no later than (i) thirty (30) calendar days following the Closing assuming no additional financial statements are required or desirable to be included at the time of such filing) or (ii) ninety (90) calendar days following the Closing of (assuming additional financial statements are required or desirable to be included at the time of such filing). PubCo will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practical but no later than the earlier of (i) the 120th calendar day following the filing date thereof (in the event the SEC notifies PubCo that it will “review” the PIPE Resale Registration Statement) and (ii) the 10th business day after the date PubCo is notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. (The rights set forth above granted to the Subscribers pursuant to the PIPE Subscription Agreements are defined as the “PIPE Registration Rights”).

Each PIPE Subscription Agreement will terminate upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to the PIPE Subscription Agreements, (iii) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the PIPE Subscription Agreement are not consummated at the PIPE Closing or (iv) the Outside Date (as it may be extended as described therein). Pursuant to the PIPE Subscription Agreements dated January 21, 2022, each of Antdelta Investment Limited and Antpool Technologies BVI Limited has committed to purchase 3,000,000 PubCo Class A Ordinary Shares and 2,000,000 PubCo Class A Ordinary Shares, respectively.

Arisz’s Sponsor paid an aggregate of $25,000 (or approximately $0.0145 per share) for its 1,725,000 Insider Shares and such securities may have a value of $17,250,000 at the time of the Business Combination. Because the merger consideration is based on a deemed price per share of $10.00 a share, Arisz’s Sponsor could make a substantial profit after the initial business combination, even if public investors experience substantial losses.

The PIPE Shares will be sold at a purchase price of $10.00 per share, whereas the private units issued and sold to the Sponsor at the time of the IPO were sold at a purchase price of $10.00 per unit, each unit consisting of (a) one share of common stock, (b) one right to receive one-twentieth (1/20) of one share of common stock upon the consummation of an initial business combination and (c) one redeemable warrant, each warrant entitling the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. None of Arisz’s Sponsor, officers, directors or their affiliates are Subscribers in the PIPE.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the PIPE Subscription Agreement, a copy of was filed as Exhibit 10.1 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is hereto and incorporated by reference herein.

Amended and Restated Subscription Agreements

Contemporaneously with the execution of the Merger Agreement each of Chardan Capital Markets, LLC (“Chardan”) and the Sponsor executed amendments to the subscription agreements that had been executed by each of them on November 17, 2021 in connection with Arisz’s initial public offering, and filed as Exhibits 10.5 and 10.6, respectively, to the Current Report on Form 8-K filed by Arisz on November 23, 2021 (the “Amended and Restated Subscription Agreements”). Pursuant to the Amended and Restated Subscription Agreements, each of Chardan and Sponsor agreed, among other things not to transfer assign or sell any Private Units, Over-Allotment Units (each as defined in the Amended and Restated Subscription Agreements) or their underlying securities, until the consummation of a business combination involving Arisz.

The foregoing description of the Amended and Restated Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, copies of was filed as Exhibit 10.6 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated by reference herein.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Arisz common stock entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of was filed as Exhibit 10.2 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of BitFuFu’s Ordinary Shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of was filed as Exhibit 10.3 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, Arisz Investment LLC (the “Sponsor”) and Ethereal Tech Pte. Ltd., a subsidiary of the Company (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of ET Shares has been completed. In addition, on October 10, 2022, the Sponsor and ET, entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of Arisz common stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of Additional ET Shares has not been completed.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited, the financial advisor of BitFuFu (“Aqua”), entered into a stock purchase agreement (the “Aqua Stock Purchase Agreement”), pursuant to which Aqua purchased 200,000 shares of Arisz common stock (the “Aqua Shares”) from the Sponsor for a purchase price of $2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the amount of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of Arisz common stock to 260,000 shares of Arisz common stock, and the purchase price was changed from $2,000,000 to $2,500,000.

Backstop Agreements

On July 14, 2022, each of Arisz, the Company, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares, as specified therein. The Backstop Agreement terminated as per its terms on July 31, 2022.

On October 13, 2022 the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

The foregoing description of the New Backstop Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the New Backstop Agreement, a copy of which was filed as Exhibit 10.2 to Arisz’s Current Report on Form 8-K, filed with the SEC on October 14, 2022 and is incorporated by reference herein.

Additional Agreements to be Executed at Closing

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of Arisz with respect to certain shares, units, private units (and the private shares, private warrants and private rights included therein) to the extent they own at the Closing. The Amended and Restated Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Purchaser Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which was filed as Exhibit 10.5 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022, and is incorporated herein by reference.

Lock-Up Agreements

At the closing of the Business Combination, certain holders of BitFuFu’s ordinary shares shall execute lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements such holders shall agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of PubCo’s Ordinary Shares to be received by them in connection with the Business Combination (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive PubCo’s Ordinary Shares if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the date of the Closing (the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a form of was filed as Exhibit 10.4 to Arisz’s Current Report on Form 8-K, filed with the SEC on January 26, 2022 and is incorporated herein by reference.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Arisz Board in favor of adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Arisz’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then Arisz will be required to liquidate, unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated. In such event, the 1,725,000 shares of ARIZ Common Stock held by the initial stockholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Common Stock of $[•] on Nasdaq as of [•], 2022;

•        If the proposed Business Combination is not completed by February 24, 2024 (if the Sponsor elects to extend the consummation deadline to that date as described herein), then unless Arisz seeks further stockholder approval to amend the Current Charter to extend the date by which an initial business combination may be consummated, then the [•] Private Units purchased by the Sponsor and Chardan for a total purchase price of $[•], will be worthless. Such Private Units had an aggregate market value of approximately $[•] million based on the closing price of ARIZ Units of $[•] on Nasdaq as of [•]; and

•        The exercise of Arisz’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse merger” in accordance with U.S. GAAP. Under this method of accounting Arisz will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BitFuFu issuing shares for the net assets of Arisz, accompanied by a recapitalization. The net assets of Arisz will be stated at fair value which approximates historical costs as Arisz has only cash and short-term liabilities. No goodwill or other intangible assets relating to the Business Combination will be recorded. Operations prior to the business combination will be those of BitFuFu.

Regulatory Approvals

The Redomestication Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plans of Merger with respect to each of the Redomestication Merger and the Acquisition Merger and the issuance of a certificate of merger in respect thereof.

Background of the Business Combination

Arisz is a blank check company incorporated on July 21, 2021 in Delaware for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On November 22, 2021, Arisz consummated the initial public offering (the “IPO”) of 6,000,000 units at a price of $10.00 per unit, generating a total gross proceeds of $60,000,000. Each unit consists of one share of common stock, $0.0001 par value (“Common Stock”), one right to receive one-twentieth (1/20) of one share of Common Stock upon the consummation of an initial business combination, and one redeemable warrant entitling the holder thereof to purchase three-fourths (3/4) of one share of Common Stock at a price of $11.50 per whole share. Chardan Capital

Markets LLC acted as sole book-running manager of the IPO. Arisz granted Chardan a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at IPO price. Simultaneously with the closing of the IPO, Arisz consummated the private placement (“Private Placement”) with Arisz Investment LLC (the “Sponsor”) and Chardan Capital Markets, LLC of 193,889 units and 60,000 units, respectively (the “Private Units”), generating total proceeds of $2,538,886. Subsequently, on November 22, 2021, the underwriters exercised the over-allotment option in full, and the closing of the issuance and sale of the additional Units (the “Over-Allotment Option Units”) occurred on November 24, 2021. The total aggregate issuance by Arisz of 900,000 Over-Allotment Option Units at a price of $10.00 per unit resulted in total gross proceeds of $9,000,000. On November 24, 2021, simultaneously with the sale of the Over-Allotment Option Units, Arisz consummated the private sale of an additional 13,500 Private Units and 9,000 Private Units to the Sponsor and Chardan Capital Markets, LLC, respectively, generating gross proceeds of $225,000.

Accordingly, a total of $69,000,000 of the net proceeds from the sale of Units in the IPO (including the Over-Allotment Option Units) and the Private Placements on November 22, 2021 and November 24, 2021, was placed in a trust account established for the benefit of Arisz’s public stockholders.

Arisz has until 12 months (or up to 18 months if our time to complete a business combination is extended as described herein) from the closing of its IPO to consummate our initial business combination. Prior to the consummation of its IPO, neither Arisz, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with us.

Following the closing of the IPO, Arisz commenced the process of actively identifying potential targets. In total, Arisz reviewed and evaluated 11 potential targets (including BitFuFu). Of the potential targets evaluated, Arisz conducted several virtual meetings with 11 management teams (including BitFuFu), executed 8 non-disclosure agreements (“NDA”) and submitted non-binding letters of intent (“LOI”) to 3 prospective targets (including BitFuFu). No discussions regarding a potential business combination with any candidate were held prior to the Arisz IPO. The following is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by Arisz, but set forth the discussions and steps that Arisz took in reaching a definitive agreement with BitFuFu.

Target 1: a South Korea-listed clinical stage biotech company. On December 1, 2021, Arisz was introduced to Target 1 by Chardan’s IPO team. A zoom video call was held between Ms. Echo Hindle-Yang and Mr. Marc Estigarribia of Arisz and the executive team of Target 1, including its CEO and chairman of the board. Immediately after the initial introduction, Arisz’s CEO and certain board of directors, reviewed Target 1’s business operations, financial information, business strategy, and corporate finance plans. On December 7, 2021, Arisz presented a preliminary non-binding letter of intent to Target 1. However, Arisz and Target 1 failed to reach an agreement regarding certain key issues including valuation, treatment and repayment of outstanding debt obligations, and future operational focus. On December 14, 2021, Target 1 informed Arisz that its board is no longer considering a Nasdaq listing via a SPAC merger in the near future, and therefore, both parties terminated discussions.

Target 2: a cell therapy company based in the United States. Target 2 was known to the principals of Arisz because of Arisz’s professional network in the life sciences space. On December 3, 2021, Ms. Echo Hindle-Yang and Marc Estigarribia of Arisz socialized the idea of a SPAC merger transaction during a call with Target 2’s chief executive officer. On December 10, 2021, Target 2’s chief executive officer told Arisz that their board is interested in continuing a dialog with Arisz with regard to a potential business combination. On December17, 2021, Arisz presented a preliminary non-binding letter of intent to Target 2. However, Target 2 did not provide any feedback on that letter of intent for several weeks. Meanwhile, as discussed below, Arisz was advancing its negotiation with BitFuFu for a potential business combination. On December 27, 2021, Arisz entered into a letter of intent with BitFuFu and, pursuant to an exclusivity provision, ceased its discussion with Target 2.

Other Targets: Besides BitFuFu, Target 1 and Target 2 are the only targets to which Arisz presented an LOI. Although Arisz’s CEO and other executive team members screened additional potential opportunities in November and December 2021, none of those opportunities managed to advance to the LOI stage. These potential targets operate in various sectors including, but not limited to (i) digital healthcare/telemedicine; (ii) grocery delivery; (iii) fintech; (iv) advanced air mobility and (v) drone technologies. Arisz team members conducted several calls with these other target management teams and conducted due diligence to varying degrees, including, among other things, a review of the business and management, capitalization table, geographical locations, historical capital raises, growth prospects, readiness of audited financials, and/or anchor investor support, in each case to the extent made available, and with or without a non-disclosure agreement in place. Following such reviews, and at various points in time, Arisz determined to discontinue discussions with each of these potential targets, other than BitFuFu (as described below), for various reasons, including business maturity, market acceptance of technological advancements, current, or a near-term path to, revenue and profitability, growth prospects, or valuation expectations. The extent of negotiations with those targets is discussed briefly below.

•        Target 3: a grocery delivery company introduced by Arisz’s Sponsor. On November 23, 2021 Ms. Echo Hindle-Yang conducted an initial call with Target 3’s CEO without an NDA in place. Target 3 explained that they were exploring different fund-raising options and Ms. Hindle-Yang determined that an IPO timeline with Target 3 would not fit with Arisz’s plans. The discussions stopped after the first call.

•        Target 4: a digital health company based in China. The company’s banker approached Ms. Echo Hindle-Yang first and an introduction call was conducted on November 24, 2021 without an NDA in place. Ms. Hindle-Yang determined that the target’s geographic location and service region fall outside of Arisz’s selection criteria, and discussions stopped after the first call.

•        Target 5: a biotech company based in Boston. Target 5 was known to the principals of Arisz because of Arisz’s professional network in the life sciences space. Ms. Echo Hindle-Yang conducted the first call with Target 5’s CEO on November 23, 2021 and then scheduled a second call for December 2, 2021 to include Mr. Jack Liu. An NDA was executed on November 29, 2021. Although Target 5 expressed interest in exploring a SPAC IPO option, the required auditor work would have not begun until February 2022. As the timeline does not fit with Arisz’s expectations, the two companies stopped conversations after the second call.

•        Target 6: a fintech company based in Indonesia, and introduced by Arisz’s Sponsor. An NDA was executed before the introduction call, which was held on December 7, 2021. Target 6 was raising its series D round of financing and intended to use the proceeds to acquire a local digital bank. Arisz management determined that given the risks related to local political stability and Target 6’sutilization if IFRS rather than GAAP accounting standards, Arisz did not pursue further conversations with Target 6.

•        Target 7: a fintech company introduced by Arisz’s Sponsor. Ms. Echo Hindle-Yang held an introduction call with Target 7’s co-founder in San Francisco on December 14, 2021, without an NDA in place. Target 7 was in the process of exploring different fund raising options in order to expand its business and personal. However, without audited financial statements or PIPE money in place, Arisz determined not to pursue further conversations with Target 7.

•        Target 8: an advanced air mobility car company, introduced by Chardan, Arisz’s M&A advisor. On December 14, 2021, Ms. Echo Hindle-Yang and Mr. Jack Liu held an introduction call with Target 8 without an NDA in place. Target 8 indicated that they needed to revert to Arisz in January 2022 for further discussions. Meanwhile, as discussed below, Arisz was advancing its negotiations with BitFuFu and ceased the conversations with Target 8, having determined that Target 8’s timeline is not a good fit for Arisz.

•        Target 9: a U.S.-based biotech company. Target 9’s banker approached Arisz board member Mr. Marc Estigarribia, and an introduction call was held on December 17, 2021 with an NDA in place. The founder of Target 9 indicated that he was in the process of raising corporate funds and that he has previous successful de-SPAC experience and was quite familiar with the process. Target 9 granted VDR access to Arisz for further analysis. Meanwhile, as discussed below, Arisz was advancing its negotiation with BitFuFu for a potential business combination and ceased the conversation with Target 9 accordingly.

•        Target 10: a US based drone company introduced by Arisz’s sponsor. Ms. Echo Hindle-Yang held an introduction call with Target 10’s CEO on December 17, 2021 with an NDA in place. The CEO was relatively new to Target 10 and was exploring his different options for raising capital. He was also in the process of raising Series C capital and planned to close that financing in the first quarter of 2022. Meanwhile, as discussed below, Arisz was advancing its negotiations with BitFuFu for a potential business combination and ceased the conversation with Target 10 accordingly.

The Background of Arisz’s Interactions with BitFuFu

On December 9, 2021, a managing director from Aqua Pursuit International, BitFuFu’s financial advisor, approached Chardan’s SPAC IPO team for potential SPAC introductions and shared a two page non-confidential teaser on BitFuFu. On the same day, Chardan’s IPO team for Arisz forwarded the BitFuFu teaser to Ms. Echo Hindle-Yang, Arisz’s CEO. Ms. Hindle-Yang, after reviewing the preliminary information with the internal team, decided to have an initial call with BitFuFu.

On December 10, 2021, Arisz and BitFuFu management had an introductory zoom video conference call. Ms. Echo Hindle-Yang, CEO of Arisz, Mr. Leo Lu, CEO of BitFuFu, Jack Liu from Chardan, and the managing director from Aqua Pursuit International attended the call. During the call, BitFuFu team shared the company history and highlights and explained how they differentiate from their competitors. BitFuFu also mentioned a strong probability of receiving a PIPE investment commitment from certain strategic investors. The Arisz team shared its relevant transaction experience in the past and both Chardan and Arisz team addressed BitFuFu’s questions on the SPAC merger process. Towards the end of the call, both teams expressed their desire in furthering the discussion. Later during the same day, Arisz sent its NDA to BitFuFu and held a meeting internally to discuss the feasibility of a transaction with BitFuFu and how BitFuFu compares against other potential target opportunities. Arisz management was pleased with the fact that BitFuFu has been cash flow positive and its management team appeared to be confident with their growth projection. On the evening of December 10, 2021, Arisz entered into an NDA with BitFuFu.

Between December 11, 2021 and December 12, 2021, the Arisz team reviewed and studied the publicly available information regarding BitFuFu’s peers. Arisz management, certain Arisz board members and the Chardan team also had held multiple follow up discussions internally to analyze and debate the risks and merits of a potential transaction with BitFuFu. Arisz concluded that it would like to proceed with a letter of intent to BitFuFu.

On December 13, 2021, Arisz submitted a preliminary letter of intent to BitFuFu to acquire 100% of the assets and operation of BitFuFu for $1 billion equity value. In the draft LOI, Arisz required that BitFuFu guarantee a PIPE investment of no less than $25 million from strategic investors. The LOI also proposed a March 15, 2022 deadline for BitFuFu to complete their audited financials for the fiscal years ended 2021 and 2020. With regard to the exclusivity provision, Arisz asked for one-way exclusivity which would restrict BitFuFu, but not Arisz, from discussing with other potential transaction candidates within 20 days of signing the LOI. In addition, the draft LOI also included a breakup fee provision.

On December 14, 2021, BitFuFu returned their comments on the LOI. Among the key negotiation points were (1) increasing the equity valuation to $1.5 billion, (2) removal of the PIPE investment requirement, (3) extending the deadline for completing audited financials to March 31, 2022, (4) changing one-way exclusivity to mutual exclusivity during which neither Arisz nor BitFuFu would be allowed to discuss similar transaction with others, and (5) reduction of the breakup fees.

On December 15, 2021, Arisz reviewed the revised LOI with Chardan. On December 17, 2021 Arisz prepared and submitted a counter proposal to BitFuFu. Among the revisions, Arisz rejected the $1.5 billion valuation ask from BitFuFu but offered to increase its initial offer from $1 billion to $1.15 billion with additional earn-out shares up to $150 million. In addition, Arisz restored the requirements of having no less than $25 million in new investments through backstop arrangements or private placements by investors introduced by BitFuFu, and the requirement that BitFuFu complete its audited financials by March 15, 2022.

On December 19, 2021, Ms. Echo Hindle-Yang, CEO of Arisz, Mr. Leo Lu, CEO of BitFuFu, Jack Liu from Chardan and a managing director from Aqua Pursuit International met during a zoom video call to continue negotiation on the LOI. In addition to reiterating their confidence in achieving 2022 projections, BitFuFu’s team made it clear that its existing stakeholders would support an initial equity valuation of no less than $1.5 billion.

On December 22, 2021, BitFuFu provided further feedback to Arisz in a revised LOI. In the updated LOI, BitFuFu maintained their ask of a $1.5 billion pre-money equity valuation (with no earn-out provisions), however, agreed to increase the minimum PIPE commitment from its strategic investors to $50 million. BitFuFu further stressed that the upsized PIPE commitment, to a large extent, is a strong validation of the transaction valuation. Arisz management agreed that a significant PIPE commitment from bona fide investors would be meaningful to validate a $1.5 billion transaction valuation. Arisz’s management team and certain board member conducted comparative analysis which supports BitFuFu’s pre-money equity valuation at $1.5 billion.

Between December 23 and December 26, 2021, after reaching an agreement on the valuation and minimum PIPE commitment, the Arisz and BitFuFu teams continued their discussion on the remaining issues in the LOI. On the evening of the December 26, 2021, both teams reached an agreement on the key commercial terms, including: (1) a deadline for BitFuFu to complete the audited financials of March 31, 2022, (2) mutual exclusivity applying to both Arisz and BitFuFu immediately starting after signing the LOI, (3) breakup fees at 400,000 shares for Arisz (paid by the Sponsor) and $3,000,000 for BitFuFu.

On December 27, 2021, the LOI was executed by Ms. Echo Hindle-Yang, CEO of Arisz and Mr. Leo Lu, CEO of BitFuFu.

On December 29, 2021, Arisz, BitFuFu, Chardan, Arisz’s counsel, Loeb & Loeb LLP, BitFuFu’s counsel, Wilson Sonsini Goodrich & Rosati LLP, BitFuFu’s M&A advisor, Aqua Pursuit International, held a kick-off call to establish the timeline and responsibilities for the transaction moving forward. Among other topics discussed were an overview of the main transaction terms, the preliminary timetable, audit schedule, disclosures, ongoing diligence procedures, and timing of tasks to be undertaken by each party.

On January 2, 2022, Ms. Echo Hindle-Yang, CEO of Arisz, Mr. Rushi Trivedi, independent director of Arisz, Mr. Leo Lu, CEO of BitFuFu, and the internal financial teams of both BitFuFu and Arisz held a financial diligence call during which the BitFuFu team walked through the BitFuFu financial projection model and discussed key assumptions including, BTC price, customer acquisition cost, and delivery schedule of the mining equipment. During the call, the BitFuFu team further highlighted its strategic relationship with Bitmain.

On January 3, 2022, BitFuFu granted Arisz, Loeb, and Chardan access to the virtual data room (“VDR”) that contained the financial, operational and legal diligence materials regarding BitFuFu. Arisz commenced its business diligence, including assessing BitFuFu’s business model, growth strategy and competitive positioning. Arisz team members, including Rushi Trivedi, one of our independent directors, also reviewed and analyzed BitFuFu’s major suppliers’ contracts and purchase agreements.

On January 4, 2022, Arisz engaged Chardan as its M&A and capital markets advisor. Chardan will receive a business combination advisory fee for introducing BitFuFu to Arisz, which will be paid in cash or in newly issued common stock of the combined company at the closing of the Business Combination and is based on the aggregate value of the Business Combination. In the event the Business Combination is consummated, Arisz will be obligated to pay Chardan a fee of $22.5 million payable in cash or stock at the option of the combined company.

On January 10, 2022, the two teams, including Echo Hindle-Yang, Arisz’s CEO and Rushi Trivedi, one of Arisz’s independent directors and Mr. Leo Lu of BitFuFu held an in-depth discussion on the business model differentiation and advantages of BitFuFu as compared to its peers. During the call, Arisz requested additional diligence materials including material contracts, hash rate capacity, number of mining equipment by the end of 2022, the delivery schedule as well as lists of suppliers and customers. Arisz also requested reference calls with all key vendors and strategic partners including Bitmain.

On January 11, 2022, the draft of ancillary merger documents was provided by Loeb to Arisz and Chardan, and subsequently circulated to BitFuFu and Wilson. The ancillary merger documents include a stock purchase agreement for purchase and sale of Sponsor shares, a lockup agreement; a sponsor support agreement, and a subscription agreement.

On January 12, 2022, Loeb and Wilson held a legal due diligence call to discuss following topics: material agreements; intellectual property and employment.

On January 12, 2022, a draft of the merger agreement was provided by Loeb to Arisz and Chardan, and was subsequently circulated to BitFuFu and Wilson.

Between January 12, 2022 and January 18, 2022, Arisz’s and BitFuFu’s counsels exchanged several rounds of emails, calls and drafts of the merger agreement regarding open legal and business items including diligence questions regarding miner purchase agreements, total hash rate, leased and owned miners; verification of BitFuFu’s business contracts; desired merger structure and tax considerations; and the formation of the merger subsidiaries.

On January 18, 2022, Arisz held a financial diligence call with the BitFuFu finance team to discuss the financial statements, projections and revenue sources.

On the same day, Echo Hindle-Yang also had separately arranged channel check and reference calls with several BitFuFu’s clients and suppliers, including Bitmain.

Between December 29, 2021 and January 21, 2022, the working group, including all team members of Arisz, BitFuFu, Chardan, Loeb, and Wilson, held status update calls every other day to review, discuss and negotiate certain legal and business components of the transaction. Among the key negotiation points were the outside date of the transaction, triggering events for breakup fees, whether to establish a dual class security structure, lock up arrangements for the existing BitFuFu shareholders, and the rights and obligations of potential PIPE investors. On these update calls, both Arisz and BitFuFu also had extensive discussion on the narratives in the deal announcement press release. Also between December 29, 2021 and January 21, 2022, Echo Hindle-Yang conducted update sessions with Arisz independent directors Nick He, Rushi Trivedi and Romain Guerel.

On January 19, 2022, Mr. Leo Lu, CEO of BitFuFu, confirmed a $70 million investment commitment of three investors, including Bitmain. All three investors would enter the PIPE subscription agreement prior to the deal announcement. The actual funding will be completed at the time of the Business Combination.

On January 20, 2022, Arisz management conducted a call with all board of directors of the Arisz during which, among other things, the board discussed updates with respect to the potential transaction with BitFuFu and discussed the merits and risks of completing such transaction (as described below). During the call, Arisz’s management team also discussed BitFuFu’s valuation and its relative multiples compared to its peers (as described below).

On the evening of January 21, 2022, the parties finalized and executed (as applicable) the Merger Agreement, the Arisz and BitFuFu disclosure schedules, the Sponsor Support Agreement, the Shareholder Support Agreement and the forms of the other ancillary agreements included as exhibits to the Merger Agreement.

In parallel with the legal and due diligence discussions, the working group held calls on January 18, 20, 21 and 23 of 2022 to refine and finalize the business presentation and press release of this transaction.

January 25, 2022, Arisz and BitFuFu issued a joint press release announcing the transaction.

On February 16, 2022 and February 22, 2022, respectively, each of PubCo and Merger Sub was incorporated under the laws of the Cayman Islands as an exempted company.

On April 4, 2022, each of PubCo and Merger Sub executed a joinder agreement along with Arisz and BitFuFu, agreeing to be bound by the Merger Agreement as if such parties were parties thereto on the date of its signing. On April 4, 2022, Arisz and BitFuFu entered into Amendment No. 1 to the Merger Agreement which among other things, the parties clarified certain Cayman Islands corporate law matters by mutual agreement.

On July 14, 2022, each of Arisz, the Company, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares, as specified therein.

The Backstop Agreement terminated as per its terms on July 31, 2022.

On October 13, 2022 the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On October 10, 2022 and April 24, 2023, Arisz and BitFuFu entered into Amendment No. 2 to the Merger Agreement and Amendment No. 3 to the Merger Agreement, respectively. For a description of the amended terms please see “— General Description of the Acquisition Merger — Amendment No. 2 to Merger Agreement” and “— General Description of the Acquisition Merger — Amendment No. 3 to Merger Agreement” above.

On November 9, 2022, Arisz deposited the sum of Six Hundred Ninety Thousand Dollars ($690,000) into the Trust Account thereby extending the time available to Arisz to consummate its initial business combination from November 22, 2022 to February 22, 2023, and on February 9, 2023, Arisz deposited the sum of Six Hundred Ninety Thousand Dollars ($690,000) into the Trust Account thereby extending the time available to Arisz to consummate its initial business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension provides Arisz with additional time to complete its proposed business combination with BitFuFu. The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents.

On May 11, 2023, Arisz held a special meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals.

Accordingly, in connection with the first one (1) month period extension, Arisz Investments LLC, the Company’s sponsor, will deposit $120,000 into Arisz’s trust account prior to May 22, 2023, on behalf of Arisz. In connection with the special meeting, 3,745,635 shares of Common Stock were tendered for redemption. As a result, approximately $39.18 million (approximately $10.46 per share) will be removed from the Company’s trust account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company will have 5,155,754 shares of Common Stock outstanding, and approximately $33.02 million will remain in the Company’s trust account.

Arisz’s Board of Director’s Reasons for Approving the Business Combination

Before reaching its decision, the Board of Directors discussed the material results of its management’s due diligence, which included:

•        Extensive calls with BitFuFu’s management regarding the company’s market positioning, products, business plans, operations, valuations and financial projections,

•        Due diligence review relating to business operation, material business contracts and agreements, accounting, investing, legal, tax, shareholders and other matters,

•        Review of financial projections provided by BitFuFu,

•        Review of industry trends and reports,

•        Research on the publicly traded comparable companies.

The Arisz Board also considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the merger agreement, including but not limited to, the following material factors:

•        High-growth market.    Global digital asset market capitalization has exceeded $2 trillion by the end of 2021; Bitcoin mining revenue surpassed $15 billion in 2021.

•        Proven track record of business growth and profitability.    BitFuFu is able to scale business and deliver profitability within a relatively short period time since business inception.

•        Experienced and execution-minded management team.    BitFuFu’s core management team is comprised of members from industry-leading financial institutions, internet giants and blockchain unicorns who are focused on execution and results.

•        Competitive advantages.    BitFuFu has been the only cloud-mining strategic partner of Bitmain to date and is an S-client of Bitmain and entered into a 10-year mining hosting agreement with Bitmain globally including the United States.

•        Continued support by high quality institutional investors.    Arisz Board believes that the continued involvement of the existing investors such as Bitmain Technologies represents a validation of BitFuFu’s business, strategies and management.

•        Strong interest from potential investors.    BitFuFu had held confidential discussions with various potential investors and received strong interest in investing in BitFuFu on the same terms of the transaction pricing prior to or at the time of a business combination. Arisz Board viewed these positive investor feedback as a strong validation of public market perception.

•        Future capital markets strategy.    In addition to organic growth, BitFuFu plans to leverage its management team’s rich M&A experience and selectively pursue strategic acquisitions, partnerships and strategic investments across the world which BitFuFu believes will consolidate its leading position in the cloud-mining space.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Bitcoin price volatility.    The inherent price volatility in Bitcoin will have a direct impact on BitFuFu’s revenue and profitability.

•        Increases in power costs.    The increases in power costs could impact BitFuFu’s ability to mine digital assets efficiently, reduce its operating margins and result in a material adverse effect on its profitability.

•        Delay in the mining equipment delivery.    BitFuFu is highly dependent on a small number of mining equipment suppliers including Bitmain. The suppliers may not be able to meet increasing demand from the customers, including BitFuFu. Any delay in the mining equipment deployment could adversely impact BitFuFu’s ability to retain existing customers and attract potential customers.

•        Regulatory changes.    Regulatory changes or actions of certain geographical locations may restrict the use of digital assets or the operation of digital asset networks in a manner that may require BitFuFu to cease certain or all operations, which could have a material adverse effect on its business, financial condition, operations and growth prospects.

•        Public company experience.    BitFuFu’s management has limited experience in operating a public company. The public company requirements may strain BitFuFu’s resources and divert management’s attention.

•        Fees and expenses.    The legal, accounting, advisory and compliance expenses associated with completing the Business Combination may exceed BitFuFu’s expectations.

•        Liquidation of Arisz.    The risks and costs to Arisz if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Arisz being unable to effect a business combination and force Arisz to liquidate and the warrants and rights to expire worthless.

•        Stockholder vote.    The risk that Arisz’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the Arisz’s control.

Certain Projected Information of BitFuFu

In connection with its consideration of the potential Business Combination, BitFuFu provided Arisz with its internally-prepared operational and financial projections.

The following is a summary of the financial information and projections provided by BitFuFu to Arisz as well as a summary of BitFuFu’s management’s analysis and evaluation of the information and projections. The summary set forth below does not purport to be a complete description of the financial analysis performed or factors considered by Arisz. Except as otherwise noted, market data used in our analysis is based on market data as of January 18, 2022, and is not necessarily indicative of current market conditions.

None of BitFuFu or Arisz’s management, board of directors, affiliates, advisors or other representatives assumes responsibility to update the below information and future results may be materially different from those discussed. Any projections set forth below are not necessarily indicative or predictive of future results or values, which may be significantly more or less favorable. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Certain of the measures included in the projections are non-GAAP financial measures, including Adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by BitFuFu are not reported by all of its competitors and may not be comparable to similarly titled amounts used by other companies.

Operational Projections

	Year ended December 31, 2021	Year ended December 31, 2022
Number of mining equipment
Managed for third parties	33,000	55,000	(1)
Self-owned	—	45,000	(1)
Subtotal	33,000	100,000
Hash rate (EH/s)
Self-owned	—	4.5
Third parties	3.0	5.5
Subtotal	3.0	10.0

____________

(1)      The projections for the increase in mining equipment from 33,000 for the year ended December 31, 2021 to 100,000 for the year ended December 31, 2022 is outlined in the table below.

Financial Projections (in millions USD)

Year ended December 31, 2022
Revenue(2)	$330.9
Adjusted EBITDA(3)	102.5
Adjusted Net Income(4)	50.5

2022 December Annualized Recurring Revenue (ARR)	$464.9

(2)      Revenue is projected assuming an average Bitcoin price at $45,000 during 2022, based on a 30-day average of the close price of BTC (UTC time) of $45,216.4, ended one day prior to the date of the definitive merger agreement. BTC price data is obtained from the latest data available in UTC time on yahoo finance. The projection of BitFuFu is based on BitFuFu’s development strategy and business plan, which is consistent with its main revenue streams in 2021. The pricing and revenue generated from each of BitFuFu’s revenue streams in 2021 are largely affected by the price of Bitcoin. Price fluctuations in Bitcoin will affect demand for Bitcoin, and therefore BitFuFu’s services and products. Bitcoin price is also likely to affect the interest of digital asset enthusiasts, the pricing strategies for BitFuFu and its competitors and the purchase and selling prices of miners. In particular, BitFuFu operates digital asset mining equipment for the purpose of mining Bitcoin. Besides its cloud-mining solutions, BitFuFu mines and accumulates Bitcoin for its current and future financial and operational needs, based on market condition and the prevalent price of Bitcoin. As a result, its revenue from self-mining operations is directly correlated with the price of Bitcoin. For a detailed discussion of factors affecting BitFuFu’s results of operations and revenue, see “BitFuFu’s Management Discussion and Analysis of Financial Condition and Results of Operations — Major Factors Affecting BitFuFu’s Results of Operations.” As the fluctuation of Bitcoin price is expected to affect the purchase and selling prices of miners and the cost of hash rate, a decrease in Bitcoin price will allow BitFuFu to expand its miner fleets and hash rate capacity at reasonable price, which is expected to help BitFuFu compensate potential operating loss associated with a drop in Bitcoin price. The financial projection of BitFuFu in 2022 is subject to risks related to the fluctuation of Bitcoin price and BitFuFu’s ability to execute its expansion plan and procure advanced miners at reasonable costs. For a detailed discussion of such risks, see “Risks Related to BitFuFu’s Business — BitFuFu’s results of operations may be significantly impacted by digital asset price fluctuations, and its business, results of operations and financial condition could be materially and adversely affected by a significant drop in the prices of digital assets and Bitcoin in particular;” “— BitFuFu relies on a limited number of suppliers to provide it with digital asset mining equipment, hosting facilities, and other products or services critical to its business operations. BitFuFu may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on its business, financial condition and results of operations;” and “— BitFuFu’s business is capital intensive, and failure to obtain the necessary capital when needed may force BitFuFu to delay, limit or terminate BitFuFu’s expansion efforts or other operations, which could have a material adverse effect on its business, financial condition and results of operations.”

(3)      Adjusted EBITDA is a non-GAAP financial measure defined as BitFuFu’s net income or (loss), adjusted to eliminate the effect of (i) interest income, interest expense, and other income (expense), net; (ii) provision for income taxes; (iii) depreciation and amortization; (iv) stock-based compensation expense as a result of anticipated equity-based award for incentive purposes; and (v) certain additional non-cash and non-recurring items, that do not reflect our ongoing business operations.

(4)      Adjusted net income is a non-GAAP financial measure defined as BitFuFu’s net income or (loss), adjusted to eliminate the effect of the anticipated stock-based compensation expense as a result of anticipated equity-based award for incentive purposes.

Comparable Company Analysis

In order to establish a valuation range for BitFuFu, we compared certain financial information of BitFuFu to corresponding data and ratios from publicly traded cryptocurrency mining companies that were deemed relevant to our analysis. For purposes of this analysis, we used certain publicly available historical financial data and equity analyst estimates for four selected publicly traded companies: Marathon, Riot Blockchain, Hut 8 Mining and HIVE Blockchain. Arisz then determined the enterprise value to expected 2022 annualized adjusted revenue multiple, enterprise value to expected hash rate, enterprise value to expected number of mining machines, and enterprise value to expected growth adjusted annual recurring revenue for each of Marathon, Riot, Hut 8 Mining and HIVE Blockchain. As set forth in more detail below, these multiples imply a 31%, 26%, 20% and 79% discounts relative to the averages of the four multiples of the four comparable companies.

The companies included in the selected public company analysis are reflected in the chart below.

	Enterprise Value(5) ($ million)	Hashrate(6) (in EH/s) (2022E)	# of Miners(6) (2022E)	2022E Dec. ARR(7) ($ million)	EV/2022E Hash rate	EV/Miner ($/Miner)	EV/2022E Dec. ARR	Growth Adjusted EV/2022E ARR
Marathon Digital	$2,434	13.3	133,000	$708.0	$183.0	$18,300	3.4x	0.01x
Hut 8 Mining	861	3.6	—	190.0	241.2	—	4.5x	0.13x
Riot Blockchain	2,117	9.0	93,150	479.1	235.2	22,726	4.4x	0.04x
HIVE Blockchain	871	4.0	—	212.9	217.8	—	4.1x	0.07x
Average					219.3	20,513.5	4.1x	0.06x

BitFuFu	$1,510	10.0	100,000	$464.9	$151.0	$15,104.8	3.3x	0.01x
Discount to the average					31.1%	26.4%	19.9%	79.2%

(5)      Enterprise value is calculated using $10/share for BitFuFu, assuming no redemptions from the Trust.

(6)      2022 year-end hashrate estimates and number of miners are obtained from the latest IR presentations and official press releases of the comparable companies as of middle of 2022 or 2022 year-end, whichever is available.

(7)      In order to derive the expected 2022 annualized adjusted revenue for each of BitFuFu, Marathon, Riot, Hut 8 Mining and HIVE Blockchain on a like-for-like basis, Arisz used an assumed constant Bitcoin price of $45,000, based on a 30-day average of the close price of BTC (UTC time) of $45,216.4, ending in 1 day prior to the date of the definitive merger agreement. Arisz then determined the enterprise value to expected 2022 annualized adjusted revenue multiple for each of Marathon, Hut 8 Mining, Riot, and HIVE Blockchain. December 2022E annualized adjusted revenue is calculated as (December 2022 Estimated Hashrate / Estimated Network Hashrate of 327 EH/s) x (6.25 BTC Block Rewards + 1.11 BTC Transaction Fee) x (52,560 blocks per year) x $45,000 estimated Bitcoin price. Total 2022 network hash rate estimate is obtained from “2022 Year End Bitcoin Hashpower Estimates, Nudging Down to 327 EH/s on Power, Semi Delivery Schedules, Bitooda, January 6, 2022.” 2022 transaction fee estimate is obtained from “2021 Year End Bitcoin Hashpower Estimates: Raising to 198 EH/s; Updating Cost Curve, Mining Costs and Mining Reserve Estimates, Bitooda, September 16, 2021.”

(8)      BitFuFu’s 2022 December ARR is calculated as December 2022 revenue x 12, assuming a constant Bitcoin price of $45,000.

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of a majority of the ARIZ Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Redomestication Merger Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Arisz will not consummate the Business Combination.

Recommendation of the Arisz Board

After careful consideration, the Arisz Board determined that the Acquisition Merger forming part of the Business Combination with BitFuFu is in the best interests of Arisz and its stockholders. On the basis of the foregoing, the Arisz Board has approved and declared advisable the Business Combination with BitFuFu and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal. Arisz’s directors have interests that may be different from, or in addition to your interests as a stockholder. See the section titled “Proposal No. 2 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL No. 3
THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of Pubco Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Proposal

In consideration of the Acquisition Merger, Purchaser will issue 150,000,000 ordinary shares with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of Finfront. The Aggregate Stock Consideration consists of 15,000,000 Class A ordinary shares and 135,000,000 Class B ordinary shares of Purchaser. See “Proposal No. 2 — The Acquisition Merger Proposal — General Description of the Acquisition Merger — Acquisition Merger with BitFuFu; Acquisition Merger Consideration.” Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Arisz, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

In addition, in connection with the Merger, Arisz and BitFuFu obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A Ordinary Shares of PubCo which will be issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of subscription agreements, by and among each Subscriber, Arisz and BitFuFu. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Business Combination. The PIPE Shares are identical to Class A Ordinary Shares of PubCo that will be issued to existing public stockholders at the time of the Closing, except that the PIPE Shares will not be entitled to any redemption rights and will not be registered with the SEC. The closing of the sale of PIPE Shares will be contingent upon the substantially concurrent consummation of the Merger. Because the PIPE Shares to be issued in connection with the PIPE Investment (1) was at a price that is less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of Arisz Common Stock for the five trading days immediately preceding the signing of the Merger Agreement, and (2) will constitute more than 20% of PubCo’s Ordinary Shares and more than 20% of outstanding voting power prior to such issuance, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, up to an aggregate of 160,000,000 PubCo Ordinary Shares may be issued in connection with the Business Combination, the PIPE Investment and the issuance of an aggregate of 3,000,000 PubCo Ordinary Shares to Chardan and Aqua, as Arisz’s M&A consultants.

The issuance of the shares of Common Stock described above would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Combined Company.

Vote Required for Approval

This Proposal No. 3 will be approved and adopted only if holders of at least a majority of the issued and outstanding shares present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq Proposal.

This Proposal is conditioned upon the approval of the Redomestication Merger Proposal and the Acquisition Merger Proposal. If the Redomestication Merger Proposal and the Acquisition Merger Proposal are not approved, Proposal No. 3 will have no effect even if approved by our shareholders.

Board Recommendation

The Arisz Board recommends a vote “for” adoption of the Nasdaq Proposal.

PROPOSAL No. 4
THE GOVERNANCE PROPOSALS

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the PubCo Memorandum and Articles of Association. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on Arisz or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposals.

Governance Proposals

The following is a summary of the material differences between our Current Charter and the PubCo Memorandum and Articles of Association applicable to the Governance Proposals. This summary is qualified by reference to the complete text of the PubCo Memorandum and Articles of Association, a copy of which is attached to this proxy statement as Annex B. We urge all stockholders to read the PubCo Memorandum and Articles of Association in their entirety for a more complete description of its terms.

Governance Proposal A — The Redomestication Merger

To approve the merger of Arisz with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the merger. The merger will change Arisz’s place of incorporation from Delaware to the Cayman Islands.

Governance Proposal B — The Acquisition Merger

To approve the authorization for PubCo’s board of directors to complete the merger of Merger Sub with and into BitFuFu, resulting in BitFuFu being the surviving company and becoming a wholly owned subsidiary of PubCo.

Governance Proposal C — Authorized Shares of Common Stock

The Current Charter authorizes the issuance of up to 15,000,000 shares of common stock, par value $0.0001 per share, whereas the PubCo’s Memorandum and Articles of Association authorizes [•] PubCo Ordinary Shares, consisting of (1) [•] Class A Ordinary Shares, each is entitled to one vote, (2) [•] Class B Ordinary Shares, each is entitled to five votes, and [•] shares of such class or classes (however designated) as the board of directors of PubCo may determine in accordance with Articles of Association of PubCo.

Governance Proposal D — Provisions Applicable to Blank Check Companies

Under the Current Charter, Article [•] sets forth various provisions related to Arisz’s operation as a blank check company prior to the consummation of an initial business combination, whereas the PubCo’s Memorandum and Articles of Association does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from Arisz’s IPO be held in a trust account until a business combination or liquidation of Arisz and the terms governing the consummation of a proposed business combination are not present in the PubCo Memorandum and Articles of Association.

Governance Proposal E — Voting Threshold for Director Removal

The Current Charter requires the approval of more than 60% of the voting power of Arisz’s then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to remove directors, whereas PubCo’s Memorandum and Articles of Association provides that the removal of directors will require a resolution of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote at a general meeting of PubCo, or a unanimous written resolution of the PubCo shareholders entitled to vote.

Reasons for the Governance Proposals

Governance Proposal A — The Redomestication Merger

The purpose of the Redomestication Merger is to establish a Cayman Islands exempted company as the parent entity of BitFuFu that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication Merger, the Arisz stockholders will no longer be stockholders of Arisz and (other than the Arisz stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. Accordingly, the Arisz Board determined that the Redomestication Merger forming part of the Business Combination with BitFuFu is in the best interests of Arisz and its stockholders.

Governance Proposal B — The Acquisition Merger

The Arisz Board considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement, including but not limited to, the following material factors:

•        High-growth market.    Global digital asset market capitalization has exceeded $2 trillion by the end of 2021; Bitcoin mining revenue surpassed $15 billion in 2021.

•        Proven track record of business growth and profitability.    BitFuFu is able to scale business and deliver profitability within a relatively short period time since business inception.

•        Experienced and execution-minded management team.    BitFuFu’s core management team is comprised of members from industry-leading financial institutions, internet giants and blockchain unicorns who are focused on execution and results.

•        Competitive advantages.    BitFuFu has been the only cloud-mining strategic partner of Bitmain to date and is an S-client of Bitmain and entered into a 10-year mining hosting agreement with Bitmain globally including the United States.

•        Continued support by high quality institutional investors.    Arisz’s board believes that the continued involvement of the existing investors such as Bitmain Technologies represents a validation of BitFuFu’s business, strategies and management.

•        Strong interest from potential investors.    BitFuFu had held confidential discussions with various potential investors and received strong interest in investing in BitFuFu on the same terms of the transaction pricing prior to or at the time of a business combination. Arisz’s board viewed these positive investor feedback as a strong validation of public market perception.

•        Future capital markets strategy.    In addition to organic growth, BitFuFu plans to leverage its management team’s rich M&A experience and selectively pursue strategic acquisitions, partnerships and strategic investments across the world which BitFuFu believes will consolidate its leading position in the cloud-mining space.

After careful consideration, the Arisz Board determined that the Acquisition Merger forming part of the Business Combination with BitFuFu is in the best interests of Arisz and its stockholders. See the section titled “Proposal No. 2 — The Acquisition Merger Proposal — Arisz’s Board of Director’s Reasons for Approving the Business Combination” for additional information.

Governance Proposal C — Authorized Shares of Common Stock

The greater number of authorized shares of capital stock is desirable for PubCo to have sufficient shares to issue the Closing Payment Shares in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of warrants and of equity grants currently outstanding or made under the 2022 Share Incentive Plan. As a result of the dual class share structure and the concentration of ownership, holders of PubCo Class B Ordinary Shares have substantial influence over PubCo’s business. The Board believes that the dual class share structure is prudent because the dual class share structure was negotiated for by BitFuFu’s board of directors in the negotiations with respect to the Business Combination, and enables Mr. Lu, the founder and Chief Executive Officer of BitFuFu to maintain his visionary leadership of BitFuFu and execute on BitFuFu’s long-term strategy while helping alleviate short term market pressure on BitFuFu. Upon consummation of the Business Combination, Mr. Lu will be the sole beneficial owner of PubCo’s Class B Ordinary Shares, and upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by Mr. Lu to any person or entity which is not an affiliate of him, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. This dual class share structure provides Mr. Lu with the ability to control the outcome of matters requiring shareholder approval, which also provides BitFuFu with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining his control.

Governance Proposal D — Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to Arisz’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Memorandum and Articles of Association does not include the requirement to dissolve the Combined Entity after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from Arisz’s IPO be held in the trust account until a business combination or liquidation of Arisz has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Memorandum and Articles of Association.

Governance Proposal E —Voting Threshold for Director Removal

Removal of directors of a company for cause is not a matter that the Arisz Board takes lightly. Such removal can cause disruption to the management of the company, can impact the perception of the company by investors (resulting in reduction in the company’s stock price) and is a powerful tool by which stockholders can effect change in management whether or not the Board believes there is just cause. The Arisz Board believes that the decrease in the voting threshold for stockholders to remove directors is prudent as it provides public shareholders of PubCo more opportunities to effect changes in the management due to the difference in voting powers attached to Class B Ordinary Shares.

Vote Required for Approval

Each of the Governance Proposals, each of which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting vote “FOR” each of the Governance Proposals. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a broker non-vote or an abstention will be considered a vote “AGAINST” each of the Governance Proposals.

As discussed above, the Governance Proposals are advisory votes and therefore are not binding on Arisz or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the PubCo Memorandum and Articles of Association will be the charter of the Combined Company upon consummation of the Business Combination.

The Initial Stockholders have agreed to vote any shares of Arisz Common Stock owned by them in favor of the Governance Proposals.

Board Recommendation

The Arisz Board recommends a vote “for” adoption of each of the Governance Proposals under proposal No. 4.

PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Arisz Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Arisz’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal or the Acquisition Merger Proposal. In no event will the Arisz Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Current Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Arisz’s stockholders, the Arisz Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal or the Acquisition Merger Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by the end of the Combination Period, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Arisz Common Stock represented by virtual attendance or by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” this proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Board Recommendation

The Arisz Board recommends a vote “for” adoption of the Adjournment Proposal.

INFORMATION ABOUT BITFUFU

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu makes available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, BitFuFu has access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure. Leveraging its strategic collaboration with Bitmain Technologies, Ltd. (“Bitmain”), a world-leading cryptocurrency mining hardware manufacturer, BitFuFu is able to secure a stable supply of advanced Antminer S19 miners.

BitFuFu’s innovative technologies are one of the key drivers to ensure its leadership position in the global digital asset mining industry. BitFuFu’s proprietary Aladdin system handles ultra-large scale hash rate management and dispatching, and has the maximum capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash power.

BitFuFu has experienced rapid growth since its inception in December 2020. BitFuFu’s revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021, and further to US$198.2 million in 2022. BitFuFu incurred a net loss of US$92,166 in the 2020 period, and achieved a net profit of US$4.9 million and US$2.4 million 2022, respectively. In 2021 and 2022, BitFuFu’s adjusted EBITDA was US$5.8 million and US$39.6 million, respectively. As of December 31, 2022, BitFuFu has approximately 113,000 miners under management, among which 87,800 were leased miners, 20,600 were BitFuFu’s self-owned miners, and 4,600 were customers’ hosted miners, representing a total hash rate capacity of 11.1 EH/s. In 2022, 32% of the average daily hash rate generated by BitFuFu’s self-owned miners were used for its cloud-mining services, and the rest 68% were used for self-mining operations; 60% of the average daily hash rate generated by the leased miners were used for its cloud mining services, and the rest 40% were used for self-mining operations. The hash rate generated from customers’ hosted miners were used by the customers themselves for their own mining activities, and BitFuFu only provided hosting services to those customers. In addition, BitFuFu had access to approximately 336.1 MW in hosting capacity at 19 mining facilities in the United States as of December 31, 2022.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately $30,000 to approximately $68,000 in 2021, and ranged from approximately $16,000 to approximately $46,000 in 2022, according to Google Finance. During 2022, and more recently, in the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. As of the date of this proxy statement/prospectus, aside from (1) the general decrease in the price of Bitcoin and in the stock price of companies engaging in digital asset mining and trading business that may be attributable to recent bankruptcies in the digital asset industry, and (2) the impairment loss on assets held by FTX in the amount of US$9.8 million recorded by BitFuFu in connection with the FTX bankruptcy proceeding, BitFuFu has not been materially impacted by those bankruptcies and the recent disruption in the digital asset industry. As of the date of this proxy statement/prospectus, other than FTX, BitFuFu has no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the recent disruption in the digital asset industry has not materially affected BitFuFu’s relationship with suppliers or customers. While BitFuFu has not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that its counterparties will not experience liquidity or insolvency issues in the future. For example, prior to December 2022, BitFuFu held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. The digital assets that BitFuFu safeguards for its customers were stored at custodial wallet maintained by Coinbase and Cobo Wallet. In light of the broader market conditions in the digital asset industry, there can be no assurance that other market participants, including Coinbase, Cobo Wallet and hosting facility suppliers will not ultimately be impacted. BitFuFu continues to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom it has potential or ongoing relationships. However,

BitFuFu cannot provide any assurance that it will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Risks Factors — Risks Related to BitFuFu’s Industry.”

Competitive Strengths

BitFuFu believes the following competitive strengths contribute to its success and distinguish it from its competitors:

Fast-growing digital asset mining service and world-leading cloud-mining service provider

BitFuFu’s digital asset mining services are focused on the generation of digital assets, in particular Bitcoin, by solving cryptographic algorithms on specific digital asset blockchains, a process commonly known as “mining.” Since its inception, BitFuFu has made available scalable, reliable and efficient cloud-mining services to customers worldwide. For its cloud-mining services, BitFuFu first procures the right to utilize the computing power of mining equipment and other infrastructure services from various suppliers, and repackages and integrates such computing power with other critical services, and repackages and integrates such computing power with other critical services to create a one-stop cloud-mining package for customers.

As of December 31, 2022, BitFuFu provided its solutions and services through 19 purpose-built mining facilities in the United States, which were optimized for large-scale mining operations and sourced by Bitmain. As of the same date, BitFuFu had access to approximately 336.1 MW in hosting capacity.

As of the date of this proxy statement/prospectus, the aggregate market capitalization of digital assets reached approximately US$1.27 trillion, among which 45.1%, or US$574 billion, could be attributable to Bitcoin, according to CoinGecko. In 2022, the total Bitcoin market capitalization dropped significantly due to recent bankruptcies in the digital asset industry. BitFuFu believes it is one of the largest cloud-mining service providers worldwide in terms of total hosting capacity and hash rate under management in 2022. Leveraging its large business scale, strategic collaboration with leading industry players and flexible business model, BitFuFu believes it is well-positioned to capture the growth potential for the digital asset industry.

Robust industry collaboration network covering Bitmain and AntPool

BitFuFu is committed to fostering close collaboration with world-leading industry players, in particular with Bitmain, a world-leading cryptocurrency mining hardware manufacturer, and AntPool, a major digital asset mining pool. BitFuFu received seed investment from Bitmain in July 2021, and received commitments for further investments from Bitmain and AntPool in January 2022 pursuant to the PIPE Subscription Agreements, demonstrating their continuous support of BitFuFu’s future outlook. As more companies enter into the digital asset industry and compete for higher hash rate, hosting capacity and power supply, BitFuFu believes the strategic collaboration with Bitmain and AntPool enables it to secure access to cost-efficient mining resources, such as miners with effective hash rate to power consumption ratio, stable supply of hash rate and power, hosting facility resources and pooling services at commercially optimal terms, so that BitFuFu can deliver reliable services to its customers and efficiently scale up its customer base.

As of the date of this proxy statement/prospectus, BitFuFu is the only cloud-mining strategic partner of Bitmain. BitFuFu is also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided it with privileges in terms of, among others, miner and hash rate supply and delivery schedule. In addition, BitFuFu has also entered into a ten-year collaboration agreement with Bitmain, pursuant to which BitFuFu can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world.

Flexible business model to weather market volatility

BitFuFu has adopted an efficient and flexible business model, featuring a trio of integrated digital asset services, including cloud-mining, miner hosting and self-mining. Through its hash rate dispatch system and connection with mining pools, BitFuFu can seamlessly deploy the computing power sourced from the suppliers into cloud-mining or self-mining operations according to its business needs, which allows it to optimize its computing power utilization and mining returns. With its ability to secure a stable access to advanced miners, BitFuFu can also strategically allocate such resources between selling miners and mining digital assets to optimize monetization amid highs and lows of the relevant digital asset markets. The complementary deployments of computing power and miner resources procured from the suppliers will allow BitFuFu to effectively adjust its business strategies and reduce risk exposure under volatile market conditions.

By slicing the computing power it procures into units for various renting periods, BitFuFu’s cloud-mining solutions enable customers at all sophistication levels to mine digital assets. Customers can avoid the significant up-front investment in expensive mining hardware and gain access to mining facilities in a number of jurisdictions with stable and economical power supply. BitFuFu offers a matrix of cloud-mining service plans for an affordable service fee, which lowers the entry barrier to digital asset transactions for all. Leveraging its access to a network of miner hosting facilities with professional support, BitFuFu enables its customers to access cost-efficient power supply and the day-to-day operational support for their mining activities.

With its expanding fleet of leased and self-owned miners, BitFuFu has engaged in and capitalized on mining digital assets for its own accounts since February 2022. In 2022, revenue generated from BitFuFu’s self-mining operations was approximately US$60.3 million. Currently, BitFuFu primarily mines Bitcoin and accumulates the relevant digital assets for its current and future financial and operational needs. By diversifying its revenue streams from different income generating models, BitFuFu believes it can better mitigate market volatility.

Visionary management team and R&D professionals with industry insight

BitFuFu’s management team believes that emerging technologies such as cloud computing and blockchain have great potential to drive the digital asset industry into an epoch. They are passionate about leveraging their industry know-how to explore more applications of digital assets. BitFuFu’s visionary management team has formulated a clear strategy to integrate high computing power and data flow efficiency into its solutions.

BitFuFu’s chairman and chief executive officer, Mr. Leo Lu, is a well-recognized leader in the digital asset and blockchain industry with rich industry experience. Prior to founding BitFuFu, Mr. Lu served as a business director of Bitmain and was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. During his time at Bitmain, Mr. Lu was also in charge of the planning and design of the big data center of Internet products, and comprehensive planning and analysis of blockchain and big data technology. BitFuFu’s management team also possesses complementary experiences gained from industry-leading traditional financial institutions, internet giants and blockchain unicorns.

BitFuFu is committed to enhancing its R&D capabilities to strengthen its technology advantages and optimize its solutions to customers. BitFuFu retains an R&D team with profound industry and technology background, such as internet product development, cloud architecture and system design.

Growth Strategy

BitFuFu intends to grow its business using a growth strategy with the following key aspects.

Facilitate industry vertical integration

BitFuFu expects to continuously improve its ability to support market participants in the digital asset industry, including upstream suppliers of hash rate resources, transaction enablers and service providers, and customers ranging from digital enthusiasts to entrepreneurs. BitFuFu intends to maintain and enhance its collaboration with industry leaders to streamline its hash rate supply to customers and contribute to the continuous development of the digital asset industry. By connecting players along the digital asset value chain, BitFuFu strives to promote the orderly development of the services, products, standards, and technologies relating to the digital asset industry.

Scale mining farms with ESG focus

BitFuFu plans to enhance its hosting capability, including facility management, geographic coverage, and power supply efficiency, to achieve superior service quality and enhance profitability. To this end, BitFuFu plans to strengthen its relationships with existing mining facility suppliers and explore alternative collaboration methods, such as establishing direct communication with utility suppliers to negotiate for alternative power supply, such as wind, hydro and other clean energy, at more favorable terms. BitFuFu will also selectively explore collaboration opportunities with new partners who have sufficient hosting capacities to enhance its operating efficiency and expand its geographic reach to jurisdictions with favorable regulatory policy and economical power supply.

Upgrade service capabilities

BitFuFu endeavors to provide integrated, transparent and intelligent solutions tailored to its customers’ demand and continuously optimize the resources and technologies underlying its offerings. BitFuFu also strives to upgrade its service capabilities by continuously focusing on related technologies, including blockchain, big data and artificial intelligence technologies. BitFuFu also plans to share the breakthrough of computing power slicing technologies, build support for new and novel features of blockchain, and promote the standardized development of the secure and compliant blockchain infrastructure.

Business Model

Self-mining operations

Specialized computers, or “miners,” power and secure blockchains by solving complex cryptographic algorithms to validate transactions on specific digital asset networks. In order to add blocks to the blockchain, a miner must map an input data set consisting of the existing blockchain, plus a block of the most recent digital asset transactions and an arbitrary number called a “nonce,” to an output data set of a predetermined length using the cryptographic hash algorithm. Solving these algorithms results in a reward of digital assets, such as Bitcoin. These rewards of digital assets can be sold for fiat currency. The underlying cost of mining generally consists of the cost of mining hardware, the cost of the electrical power to operate the machine, and other facility costs to house and operate the equipment.

BitFuFu has engaged in and capitalized on mining digital assets for its own accounts since February 2022. In 2022, revenue generated from BitFuFu’s self-mining operations was approximately US$60.3 million. BitFuFu operates mining hardware that performs computational operations in support of blockchain network measured in “hash rate,” which refers to the rate at which a miner is capable of solving such computations per second. The efficiency of a mining hardware is measured by the hash rate of such miner. Miners with higher rated hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward.

Currently, the likelihood that an individual mining participant acting alone will solve a block and be awarded a digital asset is extremely low. As a result, to maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the computing power of each pool participant is coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically as much as 2% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of digital assets earned by participants.

Through its collaboration with third-party hosting facility suppliers and a fleet of advanced miners, BitFuFu operates digital asset mining equipment for the purpose of mining Bitcoin. BitFuFu mines and accumulates Bitcoins for its current and future financial and operational needs, based on market condition and the prevalent price of Bitcoin.

BitFuFu’s self-mining operations utilize third-party mining pools, such as AntPool, Foundry and Poolin, to receive mining rewards from a given network. BitFuFu maintains its own account in each of the mining pools that supports its self-mining operations. Under the Full-Pay-Per-Share method, which BitFuFu has selected as its mining pool payout method, the mining pool will confirm the Bitcoin payout to be received by BitFuFu at 24:00 UTC each day in exchange for the hash rate submitted by BitFuFu to the mining pool in the previous 24 hours. Such payout is calculated using the fair value of the Bitcoins measured using the daily quoted average of U.S. dollar spot rate of Bitcoin on the day the Bitcoins are earned. BitFuFu is entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain.

BitFuFu’s results of operations for its self-mining operations are affected by fluctuations and long-term trends in the value of Bitcoin, blockchain difficulty, the cost of mining equipment or hash rate, and the cost of hosting services (in particular the cost of electricity). Cost of revenues for self-mining operations mainly consists of hosting expenses, depreciation expenses of mining equipment and cost of hash rate. BitFuFu measures the breakeven point for its self-mining operations by dividing the sum of cost of revenue and operating expenses by the number of Bitcoins actually mined from self-mining operations during the relevant period. In 2022 and the three months ended March 31, 2023, BitFuFu mined 2,825 and 1,239 Bitcoins, respectively, and the breakeven point for BitFuFu’s self-mining operations was approximately US$21,500 and US$23,000, respectively. During the same periods, the average Bitcoin price was approximately US$26,300 and US$22,900, respectively, according to Coinbase. The slight increase in the breakeven point of BitFuFu’s self-mining operations from 2022 to the three months ended March 31, 2023 was primarily due to the combined effect of (1) the decrease in the number of mined Bitcoins per unit hash rate, which is attributed to the increase in blockchain difficulty; and (2) the decrease in costs of hash rate, which decreased as a result of a decline in Bitcoin price through the second half of 2022.

As of the date of this proxy statement/prospectus, BitFuFu’s digital assets are mined to and stored in offline cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such cold wallet requires separate authentication from different authorized individuals.

Cloud-mining services

BitFuFu’s cloud-mining services provide a one-stop solution that enables customers at all levels to purchase hash rate and earn digital asset mining rewards on its cloud-based platform. BitFuFu’s cloud-mining services also enable customers to save the usually high up-front investment in purchasing expensive miners. Instead, customers can select from a suite of cloud-mining service plans on BitFuFu’s platform, based primarily on different digital asset types and plan duration. BitFuFu adjusts the pricing of cloud-mining products from time to time based on the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types. However, the fee rate of an order placed by customers on BitFuFu’s platform is fixed at time of placing, consisting of an upfront service fee, and subsequent service fees charged at more flexible intervals before they are incurred. Currently, the cloud-mining solutions primarily support the mining of Bitcoin. BitFuFu receives digital assets, such as BTC, ETH, BCH and USDT, as payments for its cloud mining and hosting services. Such digital assets would be automatically converted into USDT. Since October 2022, BitFuFu began to convert USDT into US dollars and deposit them with banking institutions on a daily basis.

BitFuFu’s results of operations for cloud-mining services are affected by the value of Bitcoin, expected blockchain difficulty, the cost of mining equipment or hash rate, and the cost of hosting services (in particular the cost of electricity), as well as the pricing and duration of BitFuFu’s cloud-mining solutions. Cost of revenues for cloud-mining services mainly consists of hosting expenses, depreciation expenses of mining equipment, cost of hash rate and system maintenance costs. In the 2020 period, 2021 and 2022, the breakeven point for BitFuFu’s cloud-mining services was US$38,700, US$37,300 and US$24,000, respectively. During the same periods, the average Bitcoin price was US$21,700, US$47,400 and US$28,200, respectively. BitFuFu operated at loss in the 2020 period due to the significant start-up expenses required to launch its business. For the three months ended March 31, 2023, the breakeven point for BitFuFu’s cloud-mining services was US$21,000. The decrease in the breakeven point in 2022 and the three months ended March 31, 2023 was primarily due to the drop in Bitcoin price through the second half of 2022, which also lowered the cost of hash rate.

To provide cloud-mining services to its customers, BitFuFu initially procures the right to utilize the computing power of mining equipment owned by its suppliers, or use the computing power of its own mining equipment, and further renders such mining equipment operational and remotely accessible by procuring data center rack space, electricity supply, network connectivity, hardware maintenance, and other infrastructure services from the same or other suppliers. BitFuFu then repackages computing power from its own mining equipment or mining equipment of various suppliers, and integrates them with other critical services such as performance monitoring, hash rate stabilizing, and connection with mining pools. Thus, BitFuFu creates a one-stop mining capability that can be sold in the form of hash rate. BitFuFu then sub-divides and sells hash rate to its customers by transferring the control of the sub-divided hash rate. For the computing power procured by BitFuFu that is not subscribed for by any customer, BitFuFu may deploy it in its self-mining.

BitFuFu’s cloud-mining services are user friendly and highly transparent to customers. Customer can register an account on its platform to mine their desired type of digital assets. BitFuFu’s cloud-mining plans are efficient in obtaining mining block rewards. Currently, it is becoming less likely for individual miners with relatively low computing power to successfully solve blockchain without pooling resources together with other miners or operate within a mining pool, where miners can contribute their hash rate to collectively solve a blockchain transaction. When BitFuFu’s customers subscribe for its cloud-mining services, they are simultaneously connected to a mining pool with greater computing power, thus allowing them to pool computing power and mine more efficiently. As a result of pool of resources, customers are more likely to beat other participants to generate a winning hash to earn a Bitcoin. While customers need not procure, transport, install, manage or maintain the underlying mining hardware or software by themselves, they monitor the hash rate procedure and output in real time on BitFuFu’s platform.

For BitFuFu’s cloud-mining business, customers may connect hash rate bought by them to a selection of mining pools, including AntPool and F2Pool, through BitFuFu’s platform. BitFuFu could assist customers in connecting hash rate to other mining pools at customers’ election if it is technically feasible and commercially reasonable. After a customer places an order for cloud-mining solutions with BitFuFu, BitFuFu helps customer create a separate account with the designated mining pool, and bind the customer’s digital asset wallet to such account. BitFuFu will then connect the hash rate bought by the customer to his or her account in the mining pool, and the pool operator will directly distribute the mining rewards to the digital asset wallet associated with customer’s account. BitFuFu does not charge any fees or receive any income from the mining pool with respect to its cloud-mining business, and the mining pool is neither a supplier nor a customer of BitFuFu with respect to its cloud-mining business. To the extent that BitFuFu’s cloud-mining customers choose the same mining pools that support BitFuFu’s self-mining operations, the hash rate used for BitFuFu’s self-mining operations and the hash rate bought by BitFuFu’s customers are separately connected to the mining pool through different accounts, and the mining rewards are distributed and paid by the mining pool operator to the respective accounts of BitFuFu and its customers.

Cloud mining service agreements with BitFuFu’s largest customer in 2021

BitFuFu’s business operations and financial performance have relied significantly upon its cloud-mining services since its inception, in particular those offered to its major customers. For instance, revenue from BitFuFu’s largest customer in 2021 and 2022, Chainup Pte. Ltd. (the “Major Customer”), accounted for 30% and 17% of its total revenue, respectively, and revenue from BitFuFu’s top three customers accounted for 51% and 31% of its total revenue in the same periods, respectively.

BitFuFu and the Major Customer would enter into a cloud mining service agreement each time the Major Customer places an order on BitFuFu’s platform. Pursuant to the cloud mining service agreement, BitFuFu is responsible for providing the Major Customer with cloud mining services as displayed on its platform, or specially customized for the Major Customer, the details of which shall be subject to the specific order, and shall display operation status and outputs of the cloud mining services in the Major Customer’s account. BitFuFu shall ensure the quality of its service, such as maintaining the daily average executed hash rate to be no less than 95% of the declared hash rate in the order, and extending the service period as stipulated in the order or refunding unexecuted hash rate and service fees if BitFuFu is unable to provide services due to force majeure events or reasons not attributable to BitFuFu. The Major Customer undertakes to comply with BitFuFu’s term of services and privacy policy as stipulated in its website, if any, and to provide true, accurate and complete personal/corporate data and information for the purpose of registering an account and using the services provided on BitFuFu’s platform. The Major Customer also agrees to decide the mining pool to which the hash rate purchased from BitFuFu will be connected. Once a mining pool is selected, the Major Customer agrees that it has read and accepted the service agreement of the mining pool. To the fullest extent permitted by law, BitFuFu disclaims liabilities for any loss or damage arising out of, or in connection with, the use of the services to be provided by the mining pool. BitFuFu may unilaterally terminate the cloud mining service agreement and cease to provide its services if the use of such services violates the laws and regulations of the Major Customer’s country, or if the Major Customer fails to pay in full the hash rate fee and service fees pursuant to this agreement. There was no minimum purchase amount commitment other than the purchase amount stipulated in the order.

Miner hosting services

BitFuFu began to provide hosting services to customers of its cloud-mining business and other digital asset enthusiasts in July 2021. BitFuFu’s miner hosting services provide customers with miner deployment, monitoring, troubleshooting, optimization and maintenance, as well as necessary electrical power, repair and other infrastructure services necessary to operate, maintain and efficiently mine digital assets. Customers entrust BitFuFu to deploy the miners in the cloud mining IT rooms in the premises of hosting facility suppliers of BitFuFu. BitFuFu’s customers retain the right to use the miners, and will pay BitFuFu a set of service fees.

To provide miner hosting services to its customers, BitFuFu obtains data center rack space, electricity, network connection, hardware maintenance and other infrastructure services from various hosting facilities sourced by Bitmain and other suppliers. BitFuFu then integrates these services with its own services, such as performance monitoring and stability optimization, into a combined hosting service package, and sells the combined hosting service package to its customer. BitFuFu bears the risk of losses that may arise from the difference between the actual costs incurred by BitFuFu and the selling price to the customers. As of December 31, 2022, BitFuFu provided hosting services through three mining facilities in the United States (including South Carolina, Montana and Georgia), all of which were sourced through hosting service cooperation arrangements with Bitmain. See “— Suppliers — Hosting service cooperation arrangements.”

Electricity capacity and cost

Mining digital assets requires intensive computations, and the generation of the hash rate used in such computations requires large amounts of electricity. As of December 31, 2022, BitFuFu had access to approximately 336.1 MW in electricity capacity at 19 mining facilities in the United States through Bitmain. Electricity cost is charged by hosting operators for actual power consumption incurred for operating miners, which is then paid by BitFuFu to hosting facility suppliers, including Bitmain, as part of hosting fees. The average electricity cost for 2022 was approximately US$0.0686/kwh, representing an increase of approximately 11.5% from the average electricity cost of US$0.0615/kwh in 2021. The increases in average electricity cost were mainly because BitFuFu began to expand its operations into the United States, and switched to hosting facilities in the United States in 2022, which tend to have a higher electricity fee rate compared with non-U.S. hosting facilities.

Suppliers

Digital asset mining is dependent on specialized digital asset mining hardware, most predominantly utilizing ASIC chips. Almost all of these miners are produced outside of the United States, mostly in Asia. Currently, the largest of miner manufacturer is Bitmain with its industry leading Antminer S19 series. BitFuFu entered into supply agreements for most of the miners it operated or acquired for its mining operations in 2021 and 2022, with certain suppliers, including Bitmain, which also provided BitFuFu with relevant maintenance and repair services. With respect to its cloud-mining business, BitFuFu may need to make a significant amount of prepayments for its hash rate supplies, and for its miner purchases, BitFuFu is typically required to pay deposits to its miner suppliers in advance of delivery. If the market value of digital assets has increased, the demand for the newest, most efficient miners will also increase, leading to scarcity in the supply, and thereby a resulting increase in the price of hash rate and miner supplies. BitFuFu’s business is highly dependent upon suppliers providing an adequate supply of efficient digital asset mining resources at economical prices to enable profitable mining by BitFuFu and by third-party customers intending to purchase BitFuFu’s solutions.

Antminer purchase arrangements

In the ordinary course of its business, BitFuFu entered into a number of purchase agreements for digital asset miners of Antminer S19 series with certain suppliers, including Bitmain. Such purchase agreements do not contain exclusivity clauses that prohibit either party thereto from selling or purchasing miners from other third parties. Suppliers have the right to discontinue the sale of their miners and/or to make changes thereto at any time without prior approval from or notice to BitFuFu. In addition, suppliers retain the intellectual property rights to such miners. Each agreement will remain in effect for as long as one or more shipping orders are outstanding thereunder, and may be terminated upon either party’s uncured material breach or upon insolvency proceedings against BitFuFu. The agreements with Bitmain for digital asset miners are governed by the laws of Hong Kong.

The foregoing description of the Antminer purchase arrangements with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements. The Antminer purchase agreement with Bitmain, as amended and supplemented, is filed as Exhibit 10.20 hereto and incorporated by reference herein.

Hash rate server cooperation arrangements

BitFuFu entered into hash rate server cooperation arrangements with its suppliers, pursuant to which they will lease the servers that generate hash rate to BitFuFu. BitFuFu makes procurement order before the beginning of each month and is subject to a minimum purchase amount based on its quarterly business plan and these suppliers’ server availability. Procurement orders shall be placed on a monthly basis, and may not be automatically renewed. After the suppliers lease the hash rate to BitFuFu, BitFuFu will use its Aladdin system to control the servers, standardize and dispatch the hash rate of the servers, and make the cloud-mining solutions available on its platform to different customers. BitFuFu will be responsible for the services provided through the servers. BitFuFu will also take necessary technical measures to ensure the normal operations of the servers and remedial measures against security risks. These agreements are generally automatically renewed, subject to prior written notice of termination, and are governed by the laws of Hong Kong or Singapore.

Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain

Pursuant to the Service Framework Agreement with Bitmain dated as of December 20, 2021, as amended, BitFuFu can obtain 300 MW hosting capacity under the hosting service cooperation arrangements with Bitmain, which will source available hosting facilities and is responsible for storing miners, providing on-site IT consulting, maintenance and repair, power supply, cooling and other services. Bitmain typically has access to large-scale computing infrastructures that provide digital asset mining colocation services and handle the management of BitFuFu’s mining equipment. BitFuFu generally makes payment under the Service Framework Agreement and the related service orders on a monthly basis, based on the number of miners under management and the amount of electricity consumed. The hosting service fee rate between BitFuFu and Bitmain under the Service Framework Agreement is based on electricity cost actually consumed by miners under management at the respective hosting facilities, plus a fixed fee, which may be amended by mutual consent by BitFuFu and Bitmain. In addition, BitFuFu may incur additional electricity costs based on specific orders under the Service Framework Agreement, which may include periodic price adjustment mechanism with reference to local electricity price index. The Service Framework Agreement has a term of 10 years, and may be extended by mutual written agreement by Bitmain and BitFuFu. The Service Framework Agreement may be terminated by mutual agreement between the parties, or by either party upon the material breach of the agreement, bankruptcy, dissolution, or revocation of business license of the counterparty. If BitFuFu unliterally terminates the Service Framework Agreement or any service order thereunder, BitFuFu shall be liable for ten-day’s hosting fees. The Service Framework Agreement is governed by the laws of Hong Kong.

The foregoing description of the Service Framework Agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.19 hereto and incorporated by reference herein.

Supply agreements with BitFuFu’s largest supplier in 2021

Costs attributable to BitFuFu’s largest supplier in 2021, Burdy Technology Limited (the “Major Supplier”), represented 82% and 32% of BitFuFu’s total cost of revenue in 2021 and 2022, respectively. The Major Supplier is a miner and mining service provider with broad miner access in the United States, Canada, Europe and Southeast Asia. The major terms of BitFuFu’s material supply agreements with the Major Supplier are set forth as follows.

Server purchase and hosting service framework agreement

According to the server purchase and hosting service framework agreement between BitFuFu and the Major Supplier dated June 25, 2021, as amended on October 20, 2021 and October 30, 2021, BitFuFu commits to purchase a minimum number of Antminer S19 series from the Major Supplier at the specified price per miner between July 1, 2021 and December 31, 2021. The Major Supplier has the right to discontinue the sale of its miners and/or to make changes thereto at any time without prior approval from or notice to BitFuFu. The Major Supplier will deliver and install the miners at the facilities designated by BitFuFu. After the products are delivered and the receipts are confirmed by both parties, the ownership of the miners will be transferred to BitFuFu. BitFuFu owns all rights, interests and renumeration related to its ownership, and BitFuFu will have the Major Supplier provide the subsequent hosting and maintenance services for those miners and pay relevant fees. The Major Supplier may terminate the hosting and maintenance services if, among other events, the output of the relevant mining activities is insufficient to pay for the hosting fees during a 30-day period, or if there is a facility outage over 180 days. BitFuFu may terminate this agreement if there is a delay of 10 days in miner deployment due to facility issues. When the hosting service is terminated, BitFuFu may choose to entrust the Major Supplier to sell the products at the market price or repossess the physical products by itself. The server purchase and hosting service framework agreement is governed by the laws of Hong Kong.

The foregoing description of the server purchase and hosting service framework agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.14, 10.15 and 10.16 hereto and incorporated by reference herein.

Hash computer server cooperation agreement

According to the hash computer server cooperation agreement between BitFuFu and the Major Supplier dated June 15, 2021, as amended on October 30, 2021, the Major Supplier will lease the servers that generate hash rate to BitFuFu. BitFuFu makes procurement order at the beginning of each month and is subject to a quarterly minimum purchase amount based on its quarterly business plan and the Major Supplier’s server availability. The parties will sign a minimum commitment of lease amount for next quarter upon confirmation. The Major Supplier reserves the right to adjust the rental price from time to time. After the Major Supplier leases the servers to BitFuFu, BitFuFu will use its system to control the servers, standardize and dispatch the hash rate of the servers, and make the cloud-mining solutions available on its platform to its customers. BitFuFu will be responsible for the services provided through the servers. BitFuFu will also take necessary technical measures to ensure the normal operations of the servers and remedial measures against security risks. BitFuFu may terminate the agreement if, among other events, the Major Supplier fails to rectify within 48 hours after BitFuFu’s request for rectification of substandard services. The Major Supplier may terminate the agreement if, among other events, BitFuFu fails to pay the relevant fees more than 15 days after the due date. This agreement has an initial term of two years, and will be automatically renewed subject to prior written notice of termination. The hash computer server cooperation agreement is governed by the laws of Hong Kong.

The foregoing description of the hash computer server cooperation agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.13 and 10.16 hereto and incorporated by reference herein.

Digital Assets

BitFuFu accumulates Bitcoin mined through its self-mining operations and will exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs. BitFuFu also receives other digital assets, such as BTC, ETH, BCH and USDT, as payments for its cloud mining service. Digital assets that are received as service payments would be converted into USDT. Since October 2022, BitFuFu began to convert USDT into US dollars and deposit them with banking institutions. Prior to December 2022, BitFuFu held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf in separate wallets, if such customers do not have their own digital asset wallets. BitFuFu is required to release safeguarded digital assets upon customers’ instruction. As of December 31, 2022, BitFuFu ceased to offer such temporary custodian services.

As of December 31, 2022, the total value of Bitcoin and USDT held by BitFuFu for its own account was US$7.9 million and US$55,515, respectively. Bitcoin is the only digital asset that accounted for more than 1.0% of BitFuFu’s total digital assets as of December 31, 2022. BitFuFu keeps Bitcoins mined by its self-mining operations in offline cold wallet and holds the private key. BitFuFu’s management is responsible for overseeing the digital assets and their transfers. BitFuFu’s internal policy requires each employee holding the required credentials to obtain corporate approval prior to any transfer of its digital assets. The digital assets held for BitFuFu’s own account are not insured or guaranteed by any government or government agency. BitFuFu relies on service providers to safeguard its digital assets, and may experience difficulties in recovering its digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of BitFuFu’s digital assets could result in substantial costs to BitFuFu. Such incidents could also subject BitFuFu to litigation, significant financial losses and damage its reputation. See “Risk Factors — Risks Related to BitFuFu’s Operations — BitFuFu relies on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact BitFuFu’s business, financial condition and results of operations.”

BitFuFu is subject to risk associated with depositing fund and digital assets with such third-party cryptocurrency exchanges and may experience loss of fund and digital assets if such exchanges fail to manage BitFuFu’s fund or digital assets appropriately and in compliance with applicable regulatory requirement. For example, BitFuFu has not been able to recover the fund and digital assets deposited with FTX at the time of its bankruptcy filing. As a result, BitFuFu recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). Since the voluntary bankruptcy proceeds of FTX, BitFuFu has suspended its transactions with FTX. See “Risk Factors — Risks Related to BitFuFu’s Operations — BitFuFu deposits certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, BitFuFu may loss these assets, and its business, financial condition and results of operations may be adversely affected.”

BitFuFu does not engage in the trading of, or investing in, digital assets that may be deemed as “securities.” BitFuFu intends to mine digital assets that are generally not deemed as “securities.” The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. In accordance with a framework for analyzing whether a given digital assets is a security, published by the SEC’s Strategic Hub for Innovation and Financial Technology in April 2019, BitFuFu would need to determine whether each of the digital assets acquired and held by it is an “investment contract,” as well as other instruments such as stocks, bonds, and transferable shares.

BitFuFu intends to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin and Ethereum, in order to avoid inadvertently dealing in a digital asset which may be deemed a security. BitFuFu anticipates that, should it consider mining a digital asset other than those that are generally not considered as “securities,” it will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Risk Factors — Risks Related to the Regulatory Framework — BitFuFu faces uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and BitFuFu may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect BitFuFu’s business, financial condition and results of operations.” BitFuFu recognizes that whether a digital asset is a security is a complex and evolving legal issue. For that reason, it has no plan in the foreseeable future to mine anything other than digital assets that are generally not considered as “securities.” However, if BitFuFu’s compliance procedures and legal reviews prove to be incorrect, it may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

Technology

BitFuFu designed and implemented the Aladdin system to handle ultra-large scale hash rate management and dispatching. The Aladdin system has the maximum capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash power.

The Aladdin system consists of three major components, including (1) the miner monitoring system, namely FuFu Sentry, (2) the hash rate slicing system, namely FuFu Proxy System, and (3) the hash rate dispatching engine, namely FuFu Dispatcher Engine. FuFu Sentry provides real-time monitoring, system alerts, data insights and automated operation functions, which allow its users to efficiently control the hash rate status and facilitate their decision-making. FuFu Proxy System connects the miners and mining pools and is able to accurately submit the hash rate of each miner to the mining pool, which enhances the precision of hash rate slicing and transparency of hash rate distribution. FuFu Dispatcher Engine distributes the protocols that apply the hash rate and ensures the stable operation of the protocols.

Sales and Marketing

BitFuFu markets its cloud-mining and hosting solutions primarily through word of mouth, press releases of its solutions and major collaboration with leading industry participants. BitFuFu also advertises its available solutions and hosting capacity on its website, which is updated periodically for product launches, available mining and hosting capacity and other trend and development of the digital asset industry. BitFuFu also maintains an active presence on social media in order to raise awareness of its brand. BitFuFu has not relied heavily on sales force for advertising and marketing of its cloud-mining and hosting solutions, as most of its customers approach it proactively.

Compliance Infrastructure

Risk Management Procedure

BitFuFu is subject to various anti-money laundering and counter-terrorist financing laws in the United States and jurisdictions where it operates. BitFuFu’s compliance infrastructure is designed to prevent its platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. BitFuFu has developed, implemented, and maintained a know-your-customer (“KYC”) procedure and a risk-based anti-money laundering program, including internal policies that require its employees to report suspicious activities and transactions, comply with reporting and recordkeeping requirements, and collect and maintain information about BitFuFu’s customers.

When a new customer first places an order on BitFuFu’s platform, such customer is required to go through the KYC procedure and to submit certain authentication information. For individual customers, BitFuFu will collect personal identification information, such as name, nationality and address, to verify the identity of individual customers. BitFuFu collects identification documents, including valid national identity card, passport or driver license with a photo issued by the relevant local government, and confirm the identification with a photo of the individual customer with the identification documents provided by such customer. BitFuFu also verifies that submitted documents are not tampered with by photoshop and performs background checks by using the Refinitiv system, which is a world-check intelligence database that delivers accurate and reliable information and offers tools to help meet due diligence obligations, including meeting requirements under KYC screening and anti-money laundering.

For corporate customers, BitFuFu will collect information such as corporate registration records, business license and business address, among others, and conduct background search for corporate customers’ major shareholders. Corporate customers must provide a valid certificate of incorporation & incumbency, and valid shareholders’ identity documents if any shareholders have equal to or more than 20% shareholding in the corporate customers. Based on the documents provided by such corporate customers, BitFuFu will check the existence of the customer on the relevant local government website to verify the authenticity of the documents provided. Similar to individual customers, BitFuFu also performs KYC check for individual shareholders that have equal to or more than 20% shareholding in its corporate customers.

BitFuFu’s customer services team would review this information, and report any suspicious activities in accordance with applicable regulations. Only after the KYC procedure has been completed by BitFuFu will customers be able to use BitFuFu’s services. BitFuFu has designated employees to be responsible for monitoring and reporting global sanctions information, updating and operating KYC and anti-money laundering procedure, and regularly checking and updating risk control rules. BitFuFu will report suspicious, questionable transactions and corporate/personal information to regulatory authorities in accordance with regulatory requirements in the place where BitFuFu operates. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. BitFuFu continuously monitors its compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

BitFuFu does not provide cloud computing services to customers located in countries and regions that are subject to OFAC sanctions. Due to local regulatory policies and taxation considerations, BitFuFu also currently does not accept order for its cloud mining services from customers in mainland China, the United States and Singapore. Before customers can use its products and services, BitFuFu requires customers to confirm that the use of the services provided by BitFuFu is legal in their country/region of residents. However, BitFuFu may still be subject to investigation and enforcement action by regulators in these jurisdiction, to the extent that such regulators assert jurisdiction on digital assets and related transactions. See “Risk Factors — Risks Related to the Regulatory Framework — Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including BitFuFu, to additional regulation and investigation.”

Related Party Transaction Policy

The board of directors of Finfront has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of Finfront’s and its subsidiaries’ related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which BitFuFu is a participant, in which the amount involved exceeds $120,000 in any fiscal year and a related person (including any director, executive officer or shareholder holding 5% of Finfront or its subsidiaries’ equity interest) has a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by BitFuFu of a related person. In reviewing and approving any such transactions, the board of directors of Finfront is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. In accordance with its related party transaction policy, the board of directors of Finfront reviewed and approved the agreements between BitFuFu, Bitmain and Computing Inactive Beijing Technology Ltd., an entity controlled by Mr. Lu, and the loan between Mr. Lu and BitFuFu. Mr. Lu, an interested director of transactions between BitFuFu and Computing Inactive Beijing Technology Ltd., was involved in reviewing and approving such transactions after declaring his interests in the transactions to the board of directors and the shareholders of Finfront. Prior to the consummation of the Business Combination, the board of directors of Finfront does not have directors appointed or designated by Bitmain. As such, no interested directors were involved in reviewing and approving transactions between BitFuFu and Bitmain, which is a 5% shareholder of BitFuFu prior to the consummation of the Business Combination. As BitFuFu believes the terms of its related party transaction are on terms consistent with prevalent market terms, there has not been any material changes to agreements with Bitmain and other related parties in light of the current crypto asset market disruption. Following the Business Combination, related party transactions will be reviewed and approved by an audit committee consisting entirely of independent directors. See “PubCo’s Directors and Executive Officers after the Business Combination — Committees of PubCo’s Board of Directors — Audit Committee.”

BitFuFu’s Relationship with Bitmain

Bitmain is a world-leading cryptocurrency mining hardware manufacturer and a 5% shareholder of BitFuFu prior to consummation of the Business Combination. In January 2022, Bitmain entered into the PIPE Subscription Agreement for the purchase of 3,000,000 PubCo Class A Ordinary Shares upon the consummation of the Business Combination. Upon the consummation of the Business Combination, the maximum potential beneficial ownership of PubCo that Bitmain will own or have the right to acquire is 10,500,000 PubCo Class A Ordinary Shares, representing 6.5% of the beneficial ownership of outstanding PubCo ordinary shares, assuming maximum redemption scenario.

As of the date of this proxy statement/prospectus, BitFuFu is the only cloud-mining strategic partner of Bitmain. BitFuFu is also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided it with certain transaction privileges. BitFuFu relies on Bitmain in the provision of its hosting services. BitFuFu has entered into a ten-year Service Framework Agreement with Bitmain, pursuant to which BitFuFu can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world. As of December 31, 2022, BitFuFu provided hosting services through three mining facilities in the United States (including North Carolina, South Carolina, Montana and Georgia), all of which were sourced by Bitmain under its hosting service cooperation arrangements with BitFuFu. In the 2020 period, 2021 and 2022, the aggregate consideration paid to, or to be paid to, Bitmain under the service cooperation arrangements was approximately nil, US$7.0 million and US$89.7 million, respectively. In the 2020 period, 2021 and 2022, costs attributed to the abovementioned agreements with Bitmain, as a percentage of the total cost of revenue, was approximately nil, 7% and 52%, respectively. BitFuFu also purchased 2,088 unit or 10% of its own miners from Bitmain, which is the manufacturer of Antminers. BitFuFu purchased 16,362 Antminers directly from Bitmain and its affiliate under an Antminer purchase agreement, and subsequently resold to third parties as part of BitFuFu’s sourcing services for the sales of mining equipment in 2022. The aggregate consideration paid to Bitmain for the acquisition of miners were US$89.1 million, none of which was accounted for as cost of revenue of BitFuFu, because the prepayment paid to Bitmain and the deposit received from the customer in the sourcing service transaction of BitFuFu was offset with each other upon the delivery of the equipment to the customer and only a net amount was recognized as sourcing commission revenue. See “Certain Transaction — Transactions of BitFuFu — Transactions with Bitmain and its affiliates.” As of December 31, 2022, all 19 hosting facilities utilized by BitFuFu were sourced by Bitmain. In 2021 and 2022, hosting cost (including electricity cost) attributed to Bitmain accounted for 11% and 95% of all hosting cost, respectively. BitFuFu procured miners from Burdy during 2022 and has begun to develop other hosting facility suppliers since 2023. However, BitFuFu currently relies on Bitmain to source substantially all of its hosting facilities. See “Risk Factors — Risks Related to BitFuFu’s Business — BitFuFu relies on a limited number of suppliers to provide it with digital asset mining equipment, hosting facilities, and other products or services critical to its business operations. BitFuFu may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on its business, financial condition and results of operations.”

Competition

The digital asset industry in which BitFuFu operates is competitive, with an increasing number of participants in and new technologies introduced to the digital asset industry.

BitFuFu’s cloud-mining operations compete with other hash rate service providers that allow users to rent or subscribe a fraction of larger digital asset mining capacities for a fee and enjoy the proportionate mining rewards, also known as hash rate sharing services. BitFuFu competes with other industry participants primarily on the plan design, pricing, anticipated return, quality and availability of cloud-mining services, and the stability and sufficiency of various supplies and resources supporting the provision the cloud-mining services.

For its hosting services, BitFuFu competes with other industry participants primarily on hosting space and power supply and cost.

BitFuFu’s self-mining operations compete with mining operations throughout the world to complete new blocks in the blockchain and earn the reward in the form of an established unit of a digital asset. BitFuFu competes with other industry participants on the basis of the total hash rate contributed by miners used for its self-mining business, the degree of mining difficulty, the efficiency of its mining operations, the fiat value of the mining reward, and obtain access to facilities for location of mining operations.

A significant percentage of mining equipment is manufactured by a single supplier and almost all mining equipment is provided by a small number of manufacturers. While miners of digital assets historically range from individual enthusiasts and entrepreneurs to large public company mining operations and large company mining hosting operations with dedicated mining facilities, the vast majority of mining is now undertaken and further trending towards large-scale, industrial mining farms. A mining pool is created when mining participants pool the processing power of their miners over a network and mine transactions together. Rewards are then distributed proportionately to the pool participants based on the work/hash power contributed to solving a block.

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered competitors to BitFuFu:

•        Argo Blockchain PLC;

•        Bit Digital, Inc.;

•        Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd);

•        Hive Blockchain Technologies Inc.;

•        Hut 8 Mining Corp.;

•        Marathon Digital Holdings, Inc.; and

•        Riot Blockchain, Inc.;

The digital assets industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect BitFuFu’s competitiveness in the future. Other market participants in the digital assets industry include investors and speculators, retail users transacting in digital assets, and service companies that provide a variety of services including buying, selling, payment processing and storing of digital assets. To continue to be successful, BitFuFu will require sufficient additional capital to secure access to additional facilities, new available mining equipment and related infrastructure.

Intellectual Property

Intellectual property is an important aspect of BitFuFu’s business, and BitFuFu seek protection for its intellectual property as appropriate. To establish and protect its proprietary rights, BitFuFu relies upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.

BitFuFu currently has filed four patent applications in various jurisdictions, including the United States, relating to technologies such as blockchain computing power supply, blockchain server computing capability allocation, hash rate slicing and allocation, and hash rate pricing and adjustment. BitFuFu maintains a policy requiring its employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to its proprietary information. These laws, procedures and restrictions provide only limited protection, and any of its intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and BitFuFu therefore may be unable to protect its proprietary technology in certain jurisdictions. Moreover, its platform incorporates software components licensed to the general public under open-source software licenses. BitFuFu obtains many components from software developed and released by contributors to independent open-source components of its platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute those open-source components of its platform. As a result, open-source development and licensing practices can limit the value of its software copyright assets.

BitFuFu continually reviews its development efforts to assess the existence and patentability of new intellectual property. BitFuFu is in the process of registering its domain names and trademarks in the United States and in certain locations outside the United States to protect its brand.

Seasonality

BitFuFu’s current business is not generally subject to seasonality. However, the value of digital assets generated from its mining operations may vary depending on its total hash rate at a given point in time relative to the total hash rate of the Bitcoin network.

Employees

All aspects of BitFuFu’s business require specialized knowledge and technical skill. Such knowledge and skills include the areas of blockchain technology, research and development, digital asset marketing and operations, human resource management, data privacy, as well as legal compliance, finance and accounting. BitFuFu believes that it has adequate personnel and resources with the specialized skills required to carry out its operations successfully. As of the date of this proxy statement/prospectus, BitFuFu has 26 full-time employees, who have been engaged by Ethereal Tech Pte. Ltd. And primarily work in Singapore during employment terms.

None of BitFuFu’s employees are represented by a labor union or covered by collective bargaining agreements, and BitFuFu has not experienced any work stoppages.

The remuneration payable to BitFuFu’s employees includes salaries and allowances. BitFuFu determines employee remuneration based on factors primarily including industry standard, department operation requirement and work performance. In order to maintain the quality, knowledge and skills of its employees, BitFuFu appreciates the importance of training to employees. BitFuFu provides regular trainings to its employees, which include orientation training for new employees and continuing on-the-job training for existing employees. BitFuFu believes BitFuFu offers its employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, BitFuFu has been able to attract and retain talented personnel and maintain a stable core management team.

BitFuFu enters into standard labor and confidentiality agreements with all employees and non-compete agreements with its core employees. The non-compete restricted period typically expires six months after the termination of employment.

Facilities

BitFuFu’s corporate headquarters is located at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098, where BitFuFu leases approximately 1,489 square feet of commercial office space pursuant to operating leases that expire in January 2024. BitFuFu leases all of its facilities and believe that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of its operations.

In addition, BitFuFu stores miners in and has access to third-party facilities located at several states in the United States, including North Carolina, South Carolina, Texas, North Dakota, among others. In aggregate, BitFuFu had access to approximately 336.1 MW power capacity in facilities primarily located in the United States as of December 31, 2022.

Insurance

BitFuFu provides pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. BitFuFu also maintains general third-party liability insurance and insurance coverage for its miners that it believes are in line with the industry practice. BitFuFu currently does not maintain business interruption insurance, product liability insurance or key-man insurance.

Legal Proceedings

From time to time, BitFuFu may be involved in legal proceedings or be subject to claims arising out of its operations. BitFuFu is not presently a party to any litigation the outcome of which, it believes, if determined adversely to it, would individually or taken together have a material adverse effect on its business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees. BitFuFu may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Government Regulation

Due to the relatively short history of digital assets, and their emergence as a new asset class, government regulation of blockchain and digital assets has been constantly evolving worldwide, with increased interest expressed by the United States and other international government regulators. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report titled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department’s view with respect to digital assets and the tools at the Department’s disposal to deal with threats posed by digital assets. In March 2021, the nominee for Chair of the U.S. Securities and Exchange Commission expressed the need for investor protection along with promotion of innovation in the digital asset space.

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect digital assets, digital asset networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States, and may therefore impede the growth of digital assets. A number of Eastern European and Asian countries currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries.

Any restrictions imposed by a foreign government could force BitFuFu to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm BitFuFu’s profitability, or even cause BitFuFu to cease operations in the applicable jurisdiction. Digital asset is a recent technological innovation and the regulatory schemes to which mining and trading digital asset may be subject have not been fully explored or developed by foreign jurisdictions. Thus, BitFuFu’s operations face an uncertain regulatory landscape in many foreign jurisdictions.

United States

Government regulation of blockchain and digital assets is under active consideration by the United States federal government via its agencies and regulatory bodies. State and local regulations also may apply to BitFuFu’s activities and other activities in which BitFuFu may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or digital asset businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain digital assets as “securities” subject to regulation by the SEC. In addition, the state of New York passed a two-year moratorium in 2022, which restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel.

BitFuFu has placed Bitcoin miners in third-party hosting facilities in several states in the United States, including North Carolina, South Carolina and Texas, among others. BitFuFu is not aware of any state specific regulations applicable to digital assets that affect its operations in the United States. Currently, BitFuFu does not believe any U.S. or State regulatory body has taken any action or position adverse to its main digital asset, Bitcoin, with respect to its production, sale, and use as a medium of exchange. As the regulatory and legal environment evolves, BitFuFu may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect its mining and other activities.

The effect of any regulatory change, either by the Federal, state, local or foreign governments or any self-regulatory agencies on BitFuFu’s operations is impossible to predict, but such change could be substantial and may have a material adverse effect on BitFuFu’s business, financial condition and results of operations. While BitFuFu is unaware of significant adverse governmental or regulatory action adverse to Bitcoin or Ethereum mining in the United States, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to BitFuFu’s business is possible.

Singapore

Singapore generally has embraced digital assets and sought to create a permissive environment for their operations largely to attract foreign operators to its market. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law, and provided case studies as examples of tokens that do and do not constitute securities. However, an exchange platform facilitating secondary trading of cryptocurrency securities must be an approved exchange or market operator by the MAS.

In this regard, the MAS regulates seven payment services provided to consumers or merchants under the licensing framework of the Payment Services Act (Act 2 of 2019) (“PSA”). Entities that buy or sell Digital Payment Tokens (“DPT”), or establish or operate a DPT exchange are regulated under the PSA. Schedule 1 of the PSA states that a “digital payment token service” and “e-money issuance service” are both considered payment service under the PSA. Further, “digital payment tokens” include digital tokens that, among others, “is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.” MAS has provided the following examples in its “A Guide to Digital Token Offerings” (the “MAS Guide”): (1) digital tokens used to pay for, for example, the provision of crowd-sourced computing power on a platform will not be considered a “digital payment token”; (2) digital tokens that can be traded on a secondary market alone does not result in the digital token being construed as capital markets products under the SFA, but may be considered a “digital payment token” under the PSA if it is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt; and (3) digital tokens issued to raise funds for the development of products and services by the issuer may be considered a “digital payment token,” if this token is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.

Under section 5 of the PSA, providers of “digital payment token services” would, among others, require a license as a “payment service provider,” with such “payment service providers” to be licensed, where applicable as a “standard payment institution” or “major payment institution.” In particular, section 6(4) of the PSA states that a person must have in force a Standard Payment Institution License (“SPI”) or Major Payment Institution License (“MPI”) to be entitled to carry on a business of providing “digital payment token service.” In May 2020, the MAS updated its MAS Guide, stating that in general, the MAS “will examine the structure and characteristics of, including the rights attached to, a digital token in determining if the digital token is a type of capital markets products under the SFA,” and that offers or issues of digital tokens may be regulated by MAS if the digital tokens are “capital markets products” as defined under the Securities and Futures Act (Cap 289) (“SFA”), which includes, among others, “securities” or units in a “collective investment scheme.”

The following general observations, among others, were made in the MAS Guide regarding an offer of digital tokens that constitute “capital markets products” as defined under the SFA: (1) unless otherwise exempted, such offer must be made in or accompanied by a prospectus that is prepared in accordance with the SFA and is registered with MAS; (2) where an offer is made in relation to units in a collective investment scheme (“CIS”) as defined under the SFA, the CIS may be subject to authorization or recognition requirements under Singapore securities laws. In this respect, an “authorized” or a “recognized” CIS under the SFA must comply with certain investment restrictions and business conduct requirements; and (3) with respect to intermediaries who facilitate offers or issues of such digital tokens, such persons may be required to hold a license to the extent that such activities are regulated by the SFA or the Financial Advisers Act (Chapter 110 of Singapore). Non-exhaustive examples of such persons include: (1) a person who operates a platform on which one or more offerors of such digital tokens may make primary offers or issues of such digital tokens; (2) a person who provides financial advice in respect of such digital tokens; and (3) a person who operates a platform at which such digital tokens are traded.

Further, a “payment service provider” will require a MPI if (1) it carries on a business of providing one or more of the listed payment services, which includes “account issuance service” (other than an e-money account issuance service), “cross-border money transfer service,” or “digital payment token service”; and (2) the average, over a calendar year, of the total value of all payment transactions that are accepted, processed or executed by such payment service provider in one month exceeds (a) S$3 million (or its equivalent in a foreign currency), for any one of the payment services it provides, or (b) S$6 million (or its equivalent in a foreign currency) for two or more payment services, in the event such payment service provider provides more than one payment service.

With regards to e-money, in a MAS Consultation Paper issued in December 2019 titled “Consultation on PSA: Scope of E-Money and DPT,” “Money” is defined under the PSA “to include e-money but not DPTs.” MAS noted that as e-money has fiat currency as its unit of account, there is a tight nexus between e-money and the predominant forms of money in the economy today (i.e. physical cash and bank deposits), and took the position that e-money is congruent with how money is traditionally viewed, while DPTs are new forms of payment instruments unable to fulfil the three main functions of money.

On March 7, 2022, the MAS updated its FAQ on PSA, in which the MAS stated that single currency stablecoins (“SCS”) which satisfy certain characteristics are not considered to be pegged by its issuer to a currency and as such, are not considered “e-money” for the purposes of the PSA. Such characteristics include: (1) where the exchange rate of the SCS to the currency it references may vary, when used, traded or offered by third-party service providers; and (2) holders of the SCS need not have a contractual relationship or an account with the issuer of the SCS, to use the SCS.

Other types of stablecoins that are not considered “e-money” for the purposes of the PSA include stablecoins whose values reference a basket of multiple currencies or other assets and stablecoins which aim to maintain stable values through algorithms that adjust the supply of the stablecoins in response to changes in demand. However, the MAS has cautioned that although such stablecoins may not meet the definition of “e-money” under the PSA, they may meet the definition of a “digital payment token” instead.

On July 21, 2020, the MAS issued a “Consultation Paper on the New Omnibus Act for the Financial Sector” proposing, among others, that entities in Singapore providing “digital token services” outside of Singapore require licensing under a new omnibus Act for the regulation of ML/CFT risks in the Singapore financial sector. Such licensing regime, if passed and brought into force, may require issuers of tokens or providers of “digital token services” based in Singapore to be licensed or exempted as “digital token service providers” under the proposed Omnibus Act, notwithstanding that they may be providing such “digital token services” solely to persons outside of Singapore.

BitFuFu believes that the existing law governing the mining, licensing and transactions of digital assets may continue to evolve in Singapore.

Canada

The Canadian Securities Administrators (“CSA”) has and BitFuFu believes will continue to regulate the offering and exchange of digital assets to the public and BitFuFu believes that Canadian securities and derivatives laws apply to coin offerings. Canada has labeled Bitcoin as a digital or virtual currency, distinct from fiat currency. Canada has experimented with a digital version of its currency called CAD-COIN, intended to be used exclusively for interbank payment. On August 24, 2017, the CSA published a staff position on the proposal (or offering) of cryptographic tokens to the public. The CSA staff’s position indicated that there is an increasing trend in the offers of cryptographic tokens to the public, including the offerings of cryptographic tokens which are characterized as securities or derivatives, and therefore in these cases the Canadian securities and derivatives laws apply to coin offerings. Regarding the question of whether cryptographic tokens are securities, the CSA position stated that many of the coin offerings that were examined found that the tokens issued were securities, including in light of the fact that they were considered as “investment contract.” In January 2020, the CSA issued new guidance to assist operators of digital asset trading platforms determine how Canadian securities laws apply to their activities. In addition, the CSA declared that cryptocurrencies are taxable as commodities rather than currencies. On the CSA’s website, the agency maintains that any good bought using digital currency must, for tax purposes, be included in the seller’s income tax. In February 2018, the Ontario Securities Commission approved a blockchain exchange-traded fund for launch on the Toronto Stock Exchange and in August 2020, the CSA approved the launch of Canada’s first regulated crypto platform. In March 2019, the Financial Transactions and Reports Analysis Center of Canada announced that it will implement anti-money laundering and counter-terrorist financing regulations and expand its regulatory mandate regarding offshore crypto companies, resulting in additional reporting requirement. In December 2022, the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. As of the date of this proxy statement/prospectus, BitFuFu no longer has any operations in Canada.

BitFuFu’s Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Overview

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu makes available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, BitFuFu has access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

BitFuFu has experienced rapid growth since its inception in December 2020. BitFuFu’s revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021, and further to US$198.2 million in 2022. BitFuFu realized a gross profit margin of 11.4%, 8.8%, and 18.3% in the 2020 period, 2021 and 2022, respectively. BitFuFu had net loss of US$92,166 in the 2020 period, and achieved net profit of US$4.9 million and US$2.4 million in 2021 and 2022, respectively. In 2021 and 2022, BitFuFu’s adjusted EBITDA was US$5.8 million and US$39.6 million, respectively. As of December 31, 2022, BitFuFu has approximately 113,000 miners under management, among which 87,800 were leased miners, 20,600 were BitFuFu’s self-owned miners, and 4,600 were customers’ hosted miners, representing a total hash rate capacity of 11.1 EH/s. In 2022, 32% of the average daily hash rate generated by BitFuFu’s self-owned miners were used for its cloud-mining services, and the rest 68% were used for self-mining operations; 60% of the average daily hash rate generated by the leased miners were used for its cloud mining services, and the rest 40% were used for self-mining operations. The hash rate generated from customers’ hosted miners were used by the customers themselves for their own mining activities, and BitFuFu only provided hosting services to those customers. In addition, BitFuFu had access to approximately 336.1 MW in hosting capacity at 19 mining facilities in the United States as of December 31, 2022.

Major Factors Affecting BitFuFu’s Results of Operations

The growth and success of BitFuFu’s business as well as its financial condition and results of operations have been, and will continue to be affected by a number of factors, including:

Price and market volatility of digital assets

Substantially all of BitFuFu’s business is related to the mining of Bitcoin. BitFuFu’s revenue primarily comprises (1) service fees for cloud-mining solutions, (2) service fees for miner hosting services, (3) to the extent that BitFuFu engages in the sales and leasing of the mining equipment, the sales and lease income of the mining equipment and sourcing commission, and (4) proceeds from Bitcoin self-mining operations. As such, BitFuFu’s results of operations and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other digital assets. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, with the high or low prices having little or no relationship to identifiable market forces. The value of digital assets is also subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Digital assets, in particular Bitcoin, may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand. The recent bankruptcy proceedings in the digital asset industry have contributed, at least in part, to further price decreases in Bitcoin. A significant and prolonged drop in Bitcoin price may reduce the demand for BitFuFu’s cloud-mining services and adversely affect its profitability.

The fluctuations and longer-term trends in the value of Bitcoin and other digital assets also affect the price of miners and hash rate that BitFuFu purchase or lease from its suppliers. A decrease in Bitcoin price is expected to allow BitFuFu to expand its miner fleets and hash rate capacity at reasonable price, which may help BitFuFu compensate potential operating loss associated with a drop in Bitcoin price. However, such hedging practice may not generate expected return. To the extent that BitFuFu decides to monetize its digital asset holdings, its earning from the sale of digital assets is expected to be affected by the then prevailing market price of and demand for the relevant digital assets. A significant drop in the price of digital assets may also subject BitFuFu to impairment loss for digital assets held for its own account. For example, BitFuFu recorded impairment loss on digital assets of US$12.9 million in 2022 when the price of Bitcoin dropped significantly against its carrying value. The market for digital assets is relatively new, rapidly evolving and subject to regulatory, tax, political and market factors beyond BitFuFu’s control, which makes it difficult for BitFuFu to predict the market trend of its digital assets.

Capacity and efficiency of miners

BitFuFu’s financial condition and profitability are affected by the capacity and efficiency of miners BitFuFu leases from its suppliers or owns to mine digital assets. Increases in hash rate of blockchain network of digital assets, especially that of Bitcoin, resulting from the growth in the overall quantity and quality of miners working to solve blocks on the blockchain, will generally lead to increases in mining difficulty, which would reduce the mining proceeds of the equipment proportionally, and eventually require miners to be upgraded to remain profitable. Further, reward rates for digital assets are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining digital assets. BitFuFu expects to invest in system and miner upgrades to maintain its mining efficiency, which is expected to cause BitFuFu to incur relevant costs and expenditure in the future.

Cost of revenues

BitFuFu’s ability to operate in a cost-efficient manner also depends on its access to stable supply of power on commercially reasonable terms. Cost of revenues, which is in line with the above revenue streams, mainly includes cost of hash rate, outsourcing fee, electricity, platform technology fee and cloud storage fee, salaries and other allocated overhead, purchase cost of mining equipment and lease expense of mining equipment. Mining digital assets requires a significant amount of electricity, and increases in power costs and disruption of power supply will decrease BitFuFu’s operating margins.

As the market value of digital assets has increased, the demand for the newest, most efficient miners has also increased, leading to scarcity in the supply of and thereby resulting increase in the price of miners. As a result, the cost of new equipment can be unpredictable, and could also be significantly higher than BitFuFu’s historical cost for new miners. BitFuFu may have to obtain miners and other hardware from suppliers at higher prices than expected. In addition, BitFuFu relies on a limited number of suppliers for their provision of hash rate, miners and hosting facilities, and such suppliers could increase their pricings due to factors beyond BitFuFu’s control. Higher cost will adversely affect BitFuFu’s profit margin if it is unable to pass the additional cost to its customers.

Ability to improve customer acquisition and retention and compete effectively

BitFuFu’s success also depends on its ability to retain and develop opportunities with existing customers and attract new customers. BitFuFu’s relationship with its major customers is critical to its success, as sales to BitFuFu’s largest customer, Chainup Pte. Ltd. and its related parties, accounted for 30% and 17% of its total revenue, and sales to its top three customer accounted for 51% and 31% of its total revenue in 2021 and 2022, respectively. BitFuFu’s ability to maintain its existing customers and attract new customers is determined by a number of factors, including its pricing strategies, mining efficiencies, customer services and brand recognition. In addition, BitFuFu competes with other companies that focus all or a portion of their operations on mining activities at scale for customers. BitFuFu faces significant competition in every aspect of its business, including, but not limited to, the acquisition of mining resources at reasonable costs, the ability to raise capital, access to energy sites with reliable sources of power, and technology capacity.

Regulatory environment

BitFuFu’s financial prospects and continued growth depend in part on its ability to continue to operate in a compliant manner with all rules and regulations. BitFuFu’s business is subject to the oversight of numerous regulatory agencies in Singapore, the United States, Canada and other jurisdictions where it currently develops or may develop business operations in the future. BitFuFu is subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets in these jurisdictions. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for illegal transactions. Some jurisdictions have introduced restrictions over the uses of digital assets and the conversion between digital assets and fiat currencies or between digital assets. BitFuFu plans to continue to invest in its finance, legal, compliance, and security functions in order to comply with applicable regulations and remain at the forefront of digital asset regulatory trends. As the industry matures, BitFuFu may experience fluctuations in its results of operations as a result of changes in the law and regulations that are applicable to its business, which may limit its ability to and offer solutions and services to customers across jurisdictions.

Impact of COVID-19

In March 2020, the World Health Organization declared the global outbreak of COVID-19 as a pandemic. BitFuFu continues to closely monitor the impact of COVID-19 on its business and operations. COVID-19 has had and continues to have an adverse impact on BitFuFu’s business and operations, particularly as a result of preventive and precautionary measures that BitFuFu, its business partners, customers, and governments are taking. In particular, BitFuFu experienced delay in miner delivery from its suppliers and temporary disruption of hosting facilities due to mandatory quarantine measures in 2021 and 2022.

BitFuFu is unable to predict the full impact that the COVID-19 pandemic, including variant strains of COVID-19, will have on its future results of operations, liquidity and financial condition due to numerous uncertainties, including government authorities in Singapore, the United States and Canada may re-implement quarantine measures in the future. However, COVID-19, including variant strains of COVID-19, is not expected to result in any significant changes in BitFuFu’s financial condition going forward. BitFuFu will continue to monitor the performance of its business and assess the impacts of COVID-19 and the emergence of new variant strains of COVID-19, including potential constraints on the supply of new miners and access to hosting facilities.

Selected Operating Metrics of BitFuFu

BitFuFu has experienced rapid growth since its business inception in late 2020. BitFuFu has referred to the following operating metrics in evaluating its business performance.

Miner fleet

BitFuFu has continued upgrading and expanding the miner fleets retained since its business inception. While BitFuFu primarily relied on Antminer S17 series in early 2021, it began to replace those with more advanced Antminer S19 series starting from the second quarter of 2021. As of December 31, 2022, all of the miners under BitFuFu’s management are from Antminer S19 series, more than 80% of which were from the Antminer S19j pro series, one of the most advanced miner series on the market. Antminer S19 series are equipped with 7nm ASIC chips and can reach an energy efficiency of 29.5 J/T, which outperform Antminer S17 series with a general energy efficiency of 40 J/T or 50 J/T. Starting from November 2022, BitFuFu also began to implement Antminer S19 XP series, which is a more advanced series that can reach an energy efficiency of 21.5J/T. As of December 31, 2022, BitFuFu has approximately 113,000 miners under management, among which 87,800 were leased miners, 20,600 were BitFuFu’s self-owned miners, and 4,600 were customers’ hosted miners, representing a hash rate capacity of 11.1 EH/s.

Cloud-mining plan duration and customer retention

BitFuFu primarily offers cloud mining plans with a duration of 90, 120 or 180 days to differentiate itself from its competitors. These plans accounted for approximately 70% and 83% of BitFuFu’s total cloud mining revenue in 2021 and 2022, respectively. In 2021 and 2022, BitFuFu’s recuring revenue for its cloud mining service, defined as revenue attributable to customers placing orders more than once in a year, was approximately US$73.4 million and US$96.6 million, respectively, accounting for 96.8% and 97.3% of its total cloud mining revenue in the same periods, respectively. BitFuFu had realized a net dollar retention rate of 87.2% for 2022, calculated by dividing the amount of recurring revenue in 2022 by the amount of revenue in 2021.

Key Components of Results of Operations

Revenues

BitFuFu currently generates revenue primarily from the provision of cloud-mining service to individual and institutional customers, and to a lesser extent, from self-mining and miner hosting services. In July 2021, BitFuFu started to provide miner hosting services, and it started self-mining operations for its own account in February 2022. BitFuFu also selectively engaged in the sales and leasing and sourcing services for the sales of mining equipment in 2021 and 2022.

In the 2020 period, 2021 and 2022, BitFuFu’s revenues were US$102,260, US$103.0 million and US$198.2 million, respectively. In 2021, BitFuFu generated approximately 17% and 12% of its revenues from mainland China and Hong Kong, respectively. In 2022, BitFuFu generate approximately 1% and 5% of its revenue from mainland China or Hong Kong for sales orders made within 2021 and continuously executed in 2022. BitFuFu does not expect to generate revenues from mainland China and Hong Kong after the completion of the Business Combination. As BitFuFu continues to expand its business globally, it does not expect the ceases of service offerings to customers in mainland China and Hong Kong would have a material adverse impact on its business, financial condition and results of operations. The following table sets forth the breakdown of BitFuFu’s revenues by business line both in absolute amount and as a percentage of the total revenues in the periods indicated.

	2020 period		Year ended December 31,
			2021		2022
	US$	%	US$	%	US$	%
Cloud-mining solutions	102,260	100.0	75,855,841	73.6	99,391,592	51.1
Bitcoin self-mining operations	—	—	—	—	60,290,623	30.4
Sales of mining equipment	—	—	18,176,401	17.6	10,400,000	5.2
Leasing of mining equipment	—	—	7,290,904	7.1	1,335,706	0.7
Sourcing services for mining equipment sales	—	—	780,342	0.8	18,791,519	9.5
Hosting services and others	—	—	940,097	0.9	7,989,334	4.0
Total	102,260	100.0	103,043,585	100.0	198,198,774	100.0

•        Revenue from cloud-mining solutions.    Revenue from cloud mining solutions is generally based on standard service agreements with BitFuFu’s customers, including institutional customers and individual digital asset enthusiasts. Customers are generally charged an upfront service fee upon their subscription of services. BitFuFu will charge customers subsequent service fees during the period of subscription, which can be paid at more flexible intervals before they are incurred. To provide cloud-mining services, BitFuFu first procures the right to utilize the computing power of mining equipment and other infrastructure services from various suppliers, and repackages such computing power and integrates it with other critical services, so that it creates a one-stop mining capability that can be sold to various customers in the form of hash rate sub-divided by BitFuFu. For details, see “Information about BitFuFu — Business Model — Cloud-mining services.”

•        Revenue from Bitcoin self-mining operations.    Revenue from Bitcoin self-mining operations represents BitFuFu’s mining rewards distributed by the pool operators in exchange for the hash rate submitted by BitFuFu to the mining pool. Under the Full-Pay-Per-Share method, which BitFuFu has selected as its mining pool payout method, the mining pool will confirm the Bitcoin payout to be received by BitFuFu at 24:00 UTC each day in exchange for the hash rate submitted by BitFuFu to the mining pool in the previous 24 hours. Such payout is calculated using the fair value of the Bitcoins measured using the average of daily quoted U.S. dollar spot rate of bitcoin on the day the Bitcoins are earned. BitFuFu is entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain. For details, see “Information about BitFuFu — Business Model — Self-mining operations.”

•        Revenue from sales of mining equipment.    Revenue from sales of mining equipment represents BitFuFu’s sales income of the mining equipment that it first purchases from its suppliers and then sells to its customers.

•        Revenue from leasing of mining equipment.    Revenue from the leasing of mining equipment represents BitFuFu’s lease income for the mining equipment that it first leases from its suppliers and then leases to its customers. BitFuFu recognizes the lease revenue over the lease term.

•        Revenue from sourcing services for mining equipment sales.    BitFuFu acts as an agent for facilitating the sales and purchase of the mining equipment, for which it charges a sourcing commission as a percentage of the purchase price of the mining equipment or as the net amount of consideration that BitFuFu retains after paying the suppliers the consideration received from the customer in exchange for the mining equipment.

•        Revenue from hosting services and others.    Customers can entrust BitFuFu to deploy the miners they own on the premises of hosting facility suppliers of BitFuFu. BitFuFu’s customers retain the right to use the miners, and will pay BitFuFu a set of service fees. BitFuFu purchases data center rack space, electricity, network connection, hardware maintenance and other infrastructure services from various suppliers, integrates these services with its own services such as performance monitoring and stability optimization into a combined hosting service, and sells the combined hosting service to its customer for service fees. Revenue from hosting services and others primarily consists of such service fees charged by BitFuFu. For details, see “Information about BitFuFu — Business Model — Miner hosting services.”

Cost of revenue

In the 2020 period, 2021 and 2022, BitFuFu’s cost of revenue was US$90,617, US$94.0 million and US$162.0 million, respectively. The following table sets forth the breakdown of BitFuFu’s cost of revenue by business line both in absolute amount and as a percentage of total cost of revenue in the periods indicated.

	2020 period		Year ended December 31,
			2021		2022
	US$	%	US$	%	US$	%
Cloud-mining solutions	90,617	100.0	68,048,725	72.4	79,057,545	48.8
Bitcoin self-mining operations	—	—	—	—	59,277,976	36.6
Sales of mining equipment	—	—	17,031,791	18.1	10,142,028	6.3
Leasing of mining equipment	—	—	7,879,378	8.4	797,173	0.5
Sourcing services for mining equipment sales	—	—	432,500	0.5	4,909,822	3.0
Hosting services and others	—	—	622,218	0.6	7,782,060	4.8
Total	90,617	100.0	94,014,612	100.0	161,966,604	100.0

Gross profit

BitFuFu’s gross profit was US$11,643, US$9.0 million and US$36.2 million in the 2020 period, 2021 and 2022, respectively. BitFuFu’s gross profit margin was 11.4%, 8.8% and 18.3% in the same periods, respectively. The following table sets forth a breakdown of BitFuFu’s gross profit and gross profit margin by business line in the periods indicated.

	2020 period		Year ended December 31,
			2021		2022
	Gross profit (US$)	Gross profit margin (%)	Gross profit (US$)	Gross profit/ (loss) margin (%)	Gross profit/(loss) (US$)	Gross profit margin (%)
Cloud mining solutions	11,643	11.4	7,807,116	10.3	20,334,047	20.5
Bitcoin self-mining operations	—	—	—	—	1,012,647	1.7
Sales of mining equipment	—	—	1,144,609	6.3	257,972	2.5
Leasing of mining equipment	—	—	(588,474)	(8.1)	538,533	40.3
Sourcing services for mining equipment sales	—	—	347,842	44.6	13,881,697	73.9
Hosting services and others	—	—	317,880	33.8	207,274	2.6
Total	11,643	11.4	9,028,973	8.8	36,232,170	18.3

Operating expenses

The following table sets forth BitFuFu’s operating expenses, both in absolute amount and as a percentage of its total operating expenses, for the periods indicated.

	2020 period		Year ended December 31,
			2021		2022
	US$	%	US$	%	US$	%
Sales and marketing expenses	3,395	3.3	1,606,731	50.3	1,952,111	6.0
General and administrative expenses	44,931	43.0	1,421,509	44.5	2,735,501	8.5
Research and development expenses	57,616	55.2	469,931	14.7	1,564,367	4.8
Loss on disposal of subsidiary	—	—	64,490	2.0	—	—
Realized fair value gain on digital asset borrowings	—	—	—	—	(4,206,292)	(13.0)
Credit loss provision for receivables	—	—	—	—	608,188	1.9
Impairment loss on assets held by FTX	—	—	—	—	9,826,600	30.4
Impairment loss on mining equipment	—	—	—	—	11,849,595	36.7
Impairment loss on digital assets	—	—	—	—	12,948,969	40.1
Realized gain on sales of digital assets	(1,567)	(1.5)	(369,200)	(11.5)	(4,947,841)	(15.3)
Total	104,375	100.0	3,193,461	100.0	32,331,198	100.0

Sales and marketing expenses

BitFuFu’s sales and marketing expenses were US$3,395, US$1.6 million and US$2.0 million in the 2020 period, 2021 and 2022, respectively, primarily representing (1) referral fees incurred in BitFuFu’s sales and promotional activities; (2) compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions; and (3) advertising and promotion fees to reach more customers.

General and administrative expenses

BitFuFu’s general and administrative expenses were US$44,931, US$1.4 million and US$2.7 million in the 2020 period, 2021 and 2022, respectively, primarily representing (1) compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions; and (2) professional service expenses representing audit fees, consulting fees and legal fees.

Research and development expenses

BitFuFu’s research and development expenses were US$57,616, US$0.5 million and US$1.6 million in the 2020 period, 2021 and 2022, respectively, primarily representing compensation paid to its research and development staff, and other personnel performing related functions.

Realized fair value gain on digital asset borrowings

BitFuFu entered into loan agreements with a third party to borrow 300 Bitcoins in total at an annual interest rate of 1% in February and March 2022, which were primarily used to supplement its working capital. The loans were due in June 2022. BitFuFu fully repaid the Bitcoins in June 2022, and recognized a fair value gain on digital asset borrowings of US$4.2 million in 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed.

Credit loss provision for receivables

BitFuFu’s accounts receivables balance consists of amounts due from its cloud mining rewards and mining equipment sales income. BitFuFu makes provision for potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions, such as the age of the balance, collection history, and current economic trends.

Impairment loss on assets held by FTX

In November 2022, it was reported that the FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoin (with an equivalent value of US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022) in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, BitFuFu has reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances.

Impairment loss on mining equipment

BitFuFu recognizes impairment of mining equipment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. During the year ended December 31, 2022, BitFuFu’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by BitFuFu in its business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the mining equipment was less than their net carrying value as of December 31, 2022 and an impairment charge of US$11.9 million was recognized, decreasing the net carrying value of BitFuFu’s mining equipment to their estimated fair value.

Impairment loss on digital assets

BitFuFu recognizes impairment loss on digital assets in relation to Bitcoins held for its own account once an identical digital asset is bought and sold in the principal market at a price below BitFuFu’s carrying value. BitFuFu recorded impairment loss on digital assets of US$12.9 million in 2022, because the price of Bitcoin dropped significantly against its carrying value in 2022, and it did not record impairment loss on digital assets in the 2020 period or 2021.

Realized gain on sales of digital assets

BitFuFu recognized realized gain on sales of digital assets of US$1,567, US$0.4 million and US$4.9 million in the 2020 period, 2021 and 2022, respectively. The realized gain on sales of digital assets was primarily derived from BitFuFu’s operating activities.

The realized gain for the 2020 period and 2021 was primarily related to BitFuFu’s cloud-mining operations. When customers make payments by digital assets, such as Bitcoin and Ethereum, BitFuFu converts those digital assets to USDT on third-party cryptocurrency exchanges. The fluctuation in the price of digital assets at the time of receipts and conversion is recorded as gain or loss accordingly.

The realized gain for 2022 was primarily attributable to BitFuFu’s self-mining operations starting from February 2022, as BitFuFu may, from time to time, dispose its Bitcoins from self-mining operations according to its working capital demand or the management’s judgement on the short-term trends of market price of Bitcoin.

Taxation

BitFuFu did not recognize income tax expense in the 2020 period, as it still had a loss before taxation. BitFuFu recorded income tax expenses of US$1.0 million in 2021, and income tax credit of US$665,929 in 2022.

Cayman Islands

Finfront Holding Company is an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to BitFuFu levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

BitFuFu’s headquarters is located in Singapore and one of its subsidiary, Ethereal Tech Pte. Ltd. (“Ethereal Singapore”) is incorporated in Singapore. Ethereal Singapore is subject to Singapore profits tax rate of 17% for the year ended December 31, 2021 and 2022. Under the Income Tax Act (Cap. 134 of Singapore) (“ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (“YA”).

Under section 43(1) of the ITA, every company will be taxed at the rate of 17% of chargeable income for each YA unless, amongst others, the company falls under: (a) the partial tax exemption in section 43(6A) of the ITA applicable to all companies save for Qualifying Companies (defined below) (“Partial Tax Exemption”); or (b) the tax exemption for “qualifying company[ies]” in section 43(6C) of the ITA (“Qualifying Companies”) in their first three YAs, provided such YAs fall on or after YA 2008 (“Qualifying Company Tax Exemption”).

Ethereal Singapore had been a dormant company from its incorporation in May 2018 to November 2021. From November 2021 onwards, Ethereal Singapore is subject to the 17% corporate income tax rate for each fiscal year, unless it falls within the aforementioned Partial Tax Exemptions or Qualifying Company Tax Exemption.

Under Singapore tax laws, BitFuFu is exempted from Singapore income tax on its foreign sourced dividend income received in Singapore, provided that (1) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received at the time the income is received in Singapore; (2) at the time the income is received in Singapore, the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (3) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

United States

One of BitFuFu’s subsidiary, Ethereal Tech US Corporation (“Ethereal US”) was incorporated in Delaware in December 2021 and started operations in February 2022. Ethereal US is subjected to U.S. federal, state and local income taxes, if any. We evaluate our ability to recognize our deferred tax assets quarterly by considering all positive and negative evidence available as proscribed by the FASB under its general principles of ASC 740, Income Taxes.

Internal Control over Financial Reporting

Prior to the Business Combination, BitFuFu has been a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting. BitFuFu’s independent registered public accounting firm has not conducted an audit of its internal control over financial reporting.

In the preparation of its consolidated financial statements as of and for the 2020 period and years ended December 31, 2021 and 2022, BitFuFu identified one material weakness in its internal control over financial reporting as of December 31, 2021 and 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in BitFuFu’s consolidated financial statements in the future. Prior to preparing for the Business Combination, neither BitFuFu nor its independent registered public accounting firm had undertaken a comprehensive assessment of BitFuFu’s internal control for purposes of identifying and reporting the material weakness and other control deficiencies in BitFuFu’s internal control over financial reporting. Had it performed a formal assessment of internal control over financial reporting or had BitFuFu’s independent registered public accounting firm performed an audit of BitFuFu’s internal control over financial reporting, additional deficiencies may have been identified.

To remedy BitFuFu’s identified material weakness, BitFuFu has begun to, and will continue to, improve its internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

The implementation of these measures, however, may not fully address the material weakness identified in BitFuFu’s internal control over financial reporting, and BitFuFu cannot conclude that such material weakness has been fully remedied. See “Risk Factors — Risks Related to BitFuFu’s Operations — If BitFuFu or PubCo fails to implement and maintain an effective system of internal controls to remediate its material weakness over financial reporting, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s ordinary shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for its last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

BitFuFu prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing BitFuFu’s financial statements, you should consider its selection of critical accounting policies, judgments and other uncertainties affecting its applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. BitFuFu believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with its consolidated financial statements and other disclosures included in this proxy statement/prospectus.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if BitFuFu’s performance:

(i)     provides all of the benefits received and consumed simultaneously by the customer; or

(ii)    creates and enhances an asset that the customer controls as BitFuFu performs; or

(iii)   does not create an asset with an alternative use to BitFuFu and BitFuFu has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration, before BitFuFu transfers a good or service to the customer, BitFuFu presents the contract liability when the payment is made. A contract liability is BitFuFu’s obligation to transfer goods or services to a customer for which BitFuFu has received consideration from the customer.

Cloud-mining solutions

BitFuFu sells to customer one-stop cloud-mining solutions so that the customer can earn mining rewards in the form of digital assets by using the hash rate purchased from BitFuFu. The cloud mining service that BitFuFu promises to provide to a customer is to provide specified amount of running hash rate (“Purchased Hashrate”) during the agreed service period to a customer by connecting Purchased Hashrate to the customer’s account with the designated mining pool and ensuring the Purchased Hashrate is running stably and continuously for an agreed service period. Service period is measured in a minimum time interval of one second. If in any particular second, the hash rate falls under required quality standard, that second will not be counted towards the service period. The management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

Initially, BitFuFu procures the right to utilize the computing power of mining equipment owned by its suppliers, or use the computing power of mining equipment owned by the Company itself, and further renders the mining equipment operational and remotely accessible by procuring data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. BitFuFu then repackages computing power from a number of mining equipment of various suppliers and BitFuFu itself and integrate it with other critical services such as performance monitoring, hash rate stabilizing, and connection with mining pools. Thus, BitFuFu creates a one-stop mining capability that can be sold in the form of hash rate. BitFuFu then sub-divides and sells hash rate to its customers by transferring the control of the sub-divided hash rate. BitFuFu accounts for the sale of hash rate using the gross method as BitFuFu acts as a principal who procures the right to utilize computing power of mining equipment from suppliers, integrates the computing power with other critical services provided by itself and other suppliers to form a combined service that is the hash rate, and transfers control of the hash rate to its customers. When BitFuFu delivers the Purchased Hashrate by connecting to the mining pool designated by the customer, the control of such hash rate has been transferred to the customer. In accordance with the mining service agreement between BitFuFu and its customers, BitFuFu is not responsible for the output of the mining pool or the act of mining pool operator. In addition, BitFuFu does not have any explicit or implicit repurchase agreement with customers.

BitFuFu transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by BitFuFu’s performance as it performs. Therefore, BitFuFu satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. BitFuFu’s system records the amount of hash rate and its service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Hosting services

BitFuFu provides hosting services to customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miner”). When the Miners are hosted, the customers retain the right to ownership of the Miners and are entitled to all the rights and benefits generated by the Miners. The customer entrusts BitFuFu to deploy, operate and manage the customer’s Miners. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure BitFuFu’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

By providing the above services, BitFuFu charges a hosting service fee on a consumption basis equal to “power consumption * unit service price”. BitFuFu typically receives payment upfront for such services and records them to contract liabilities as deferred revenue, or BitFuFu deducts service fee daily from the customer’s digital asset deposit in accordance with the hosting agreement.

In addition, when the value of the cumulated net miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying miners, BitFuFu will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net miner outputs. The percentage of the additional net miner outputs varies depending on different customers. Considering the value of future mining output of the hosted miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of bitcoins, which are not under BitFuFu’s control, it cannot be estimated when the cost of the customer’s miner is recovered and how much output sharing fees BitFuFu can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During the 2020 period, 2021 and 2022, BitFuFu didn’t share in the payout earned by its customers from hosting services.

BitFuFu’s performance obligation related to the hosting service is satisfied over time. BitFuFu recognizes revenue for hosting services that are performed on a consumption basis.

Leasing of mining equipment

BitFuFu leases mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than six months. Without meeting any criteria of sales-type lease or direct financing lease, the leasing arrangement of BitFuFu, which acts as a lessor, is classified as an operating lease under ASC 842, Leases.

Management determines that there is a single performance obligation when BitFuFu leases mining equipment to customers. Revenue is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as unearned revenue within contract liabilities and recognized straight line to revenue over the contract lease term.

Sale of mining equipment

BitFuFu also sells mining equipment to customers. Before BitFuFu receives an order from customers, it has entered into purchase agreements with the suppliers and placed purchase orders with the suppliers. The mining equipment is usually delivered to BitFuFu one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to BitFuFu. BitFuFu has neither an explicit nor implicit repurchase right or obligation for the mining equipment sold. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and will be kept in the inventory. Since there is no guarantee of any sales orders, BitFuFu takes inventory risk before equipment is sold to customers. BitFuFu doesn’t have an explicit or implicit obligation to repurchase the mining equipment. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue is recognized at a point of time when the control of mining equipment is transferred from BitFuFu to customers, evidenced by documentation of delivery and customer acceptance. BitFuFu may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or BitFuFu may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

BitFuFu acts as an agent between its customers and mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. BitFuFu matches the demand of its customers with the products of a viable supplier, and helps customers to negotiate procurement price, payment, and other contractual terms, and coordinates the logistics for delivery of the mining equipment to customers. The mining equipment is directly delivered from the supplier’s factory to customers. BitFuFu has no control over the mining equipment prior to delivery to customers and has no risk and obligation toward those mining equipment. BitFuFu merely recognizes commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance, among which the purchased value of mining equipment are accounted for as customer deposit liabilities, and the prepaid sales commissions are accounted for as contract liability until delivery, at which point the balance of customer deposit liabilities are offset with the prepayment to the supplier and the prepaid sales commission is recognized to revenue.

Cryptocurrency self-mining revenue

BitFuFu entered into framework agreements with mining pool operators, which set forth general terms of the rights and obligations of the parties, but without quantifying BitFuFu’s performance obligation, i.e., the quantity and duration of hash rate to be submitted by BitFuFu. The contracts are terminable at any time by either party and BitFuFu’s enforceable right to compensation only begins when it provides hash rate to the mining pool operator.

The obligation of mining pool to make payments to pool participant begins when pool participants contribute hash rate to the mining pool and submit valid shares to the mining pool. After BitFuFu’s initial account setup on a mining pool operator’s website and selecting the mining pool payout method, which in BitFuFu’s case is the Full-Pay-Per-Share method, the mining pool confirms the Bitcoins payout to be received by BitFuFu each day at 24:00 UTC in exchange for the hash rate submitted by BitFuFu to the mining pool in the previous 24 hours. BitFuFu is entitled to a consideration at an amount that approximates the total Bitcoins could have been mined using the valid hash rate submitted by BitFuFu over the previous 24 hours period every day, based upon the then current blockchain difficulty. BitFuFu is entitled to compensation regardless of whether the mining pool operators successfully record a block to the bitcoin blockchain. Providing hash rate, essentially computing power, in mining services is an output of BitFuFu’s ordinary activities. Providing such hash rate is the only performance obligation in BitFuFu’s arrangements with mining pool operators.

As consideration for BitFuFu’s submission of hash rate to the respective mining pools, BitFuFu will receive certain Bitcoins, which is a non-cash consideration, from each mining pool in which it participates. The non-cash consideration is determinable when BitFuFu can reliably estimate its compensation, which is at 24:00 UTC each day, based on the actual amount of hash rate that BitFuFu provided over the last 24 hours. At that point, BitFuFu determined its revenue is highly probable, can be reliably measured, and any reversal of revenue is highly unlikely. BitFuFu recognized its revenue when it satisfied its performance obligation of providing hash rate to the respective mining pools.

In exchange for BitFuFu’s hash rate in the last 24 hours, and upon the verification of these hash rate by the respective mining pool operators, the mining pool operators will settle the Bitcoin payout and transfer these Bitcoins to BitFuFu’s digital wallet on daily basis, within the same day once verified by all parties. The Bitcoins fair value is measured using the average of daily quoted U.S. dollar spot rate of Bitcoin on the day the bitcoins are earned. This accounting convention does not result in materially different revenue recognition from using the fair value of the Bitcoin earned at contract inception and has been consistently applied in all periods presented. BitFuFu would also perform impairment assessment on a daily basis, on the following day after the Bitcoins payout have been received from the mining pool operators. If there is indicator of impairment, BitFuFu would recognize the impairment loss based on the intra-day low price of Bitcoin. BitFuFu had no self-mining activities in 2020 and 2021.

Digital assets

Digital currencies are included in current assets in the consolidated balance sheets as an indefinite lived intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. BitFuFu recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets or for cash consideration using a first-in first-out method of accounting.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and BitFuFu recognized an impairment loss in an amount equal to that excess. BitFuFu monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. BitFuFu recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Results of Operations

The following table presents a condensed statement of operations for the periods indicated.

	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Total revenues	102,260	103,043,585	198,198,774
Cost of revenues incurred to a related party	—	(7,007,454)	(83,877,580)
Cost of revenues incurred to third parties	(90,617)	(87,007,158)	(59,954,875)
Cost of revenues – depreciation and amortization	—	—	(18,134,149)
Total costs of revenues	(90,617)	(94,014,612)	(161,966,604)
Gross profit	11,643	9,028,973	36,232,170
Sales and marketing expenses	(3,395)	(1,606,731)	(1,952,111)
General and administrative expenses	(44,931)	(1,421,509)	(2,735,501)
Research and development expenses	(57,616)	(469,931)	(1,564,367)
Credit loss provision for receivables	—	—	(608,188)
Impairment loss on assets held by FTX	—	—	(9,826,600)
Impairment loss on digital assets	—	—	(12,948,969)
Impairment loss on mining equipment	—	—	(11,849,595)
Loss on disposal of subsidiary	—	(64,490)	—
Realized gain on sales of digital assets	1,567	369,200	4,947,841
Realized fair value gain on digital asset borrowings	—	—	4,206,292
Total operating expenses	(104,375)	(3,193,461)	(32,331,198)
Operating profit/(loss)	(92,732)	5,835,512	3,900,972
Interest expense	—	—	(2,517,119)
Interest income	—	135,300	343,188
Other income/(expense), net	566	(1,118)	49,664
Income/(Loss) before income taxes expenses	(92,166)	5,969,694	1,776,705
Income tax credit/(expense)	—	(1,043,451)	665,929
Net income/(loss) and total comprehensive (loss)/income	(92,166)	4,926,243	2,442,634

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

BitFuFu’s revenues increased significantly from US$103.0 million in 2021 to US$198.2 million in 2022, primarily due to the significant increase in the revenue from cloud-mining and self-mining operations.

Revenue from cloud-mining solutions increased significantly from US$75.9 million in 2021 to US$99.4 million in 2022, primarily due to the business expansion of BitFuFu’s cloud-mining solutions.

Revenue from self-mining operations increased from nil in 2021 to US$60.3 million in 2022, as BitFuFu started to engage in self-mining operations from February 2022. As of December 31, 2022, BitFuFu obtained 2,825 Bitcoins from mining pool operators in connection with its self-mining operations, as consideration for its hash rate contributed to the mining pools. Such contributed hash rate was generated from BitFuFu’s self-owned miners and leased miners from BitFuFu’s suppliers.

Revenue from sales of mining equipment decreased from US$18.2 million in 2021 to US$10.4 million in 2022, as because BitFuFu strategically reduced its sales of mining equipment as a result of declining price of Bitcoins in 2022, which caused a decrease in the market price of miners.

Revenue from leasing of mining equipment decreased from US$7.3 million in 2021 to US$1.3 million in 2022, primarily due to the adjustment of business focus from leasing service to cloud mining solutions and hosting services.

Revenue from sourcing services for mining equipment sales increased from US$0.8 million in 2021 to US$18.8 million in 2022, as BitFuFu recognized commission of sourcing services at the time of equipment delivery, and it delivered more miners to customers in 2022 as compared to 2021.

Revenue from miner hosting services and others increased significantly from US$0.9 million in 2021 to US$8.0 million in 2022, as BitFuFu started to provide miner hosting services from July 2021 and expanded its hosting services in 2022.

Cost of revenues

BitFuFu’s cost of revenues increased significantly from US$94.0 million in 2021 to US$162.0 million in 2022, primarily due to the significant increase in cost of revenues attributable to cloud-mining services and self-mining operations.

Cost of revenues from cloud-mining solutions increased significantly from US$68.0 million in 2021 to US$79.1 million in 2022, primarily due to the expansion of its cloud-mining operations and the associated costs in 2022.

Cost of revenues from self-mining operations increased from nil in 2021 to US$59.3 million in 2022, as BitFuFu did not have any self-mining operations in 2021. The cost of revenues from self-mining operations mainly consists of depreciation of miners, rental cost of miners and electricity fees.

Cost of revenues from sales of mining equipment decreased from US$17.0 million in 2021 to US$10.1 million in 2022, primarily because fewer miners were sold in 2022 due to the volatile condition of the digital asset market.

Cost of revenues from leasing of mining equipment decreased from US$7.9 million in 2021 to US$0.8 million in 2022, primarily due to the decrease in leasing transactions due to the adjustment on business focus.

Cost of revenues from sourcing services for mining equipment sales increased from US$0.4 million in 2021 to US$4.9 million in 2022, because more miners were delivered in 2022, and BitFuFu recognized revenue and the associated cost of revenues for sourcing services at the time of delivery.

Cost of revenues from miner hosting services and others increased significantly from US$0.6 million in 2021 to US$7.8 million in 2022, which was in line with the revenue growth in its hosting services in 2022.

Gross profit

BitFuFu’s gross profit increased significantly from US$9.0 million in 2021 to US$36.2 million in 2022 due to its business expansion. BitFuFu’s gross profit margin increased from 8.8% in 2021 to 18.3% in 2022, due to the increase in gross profit margin of cloud-mining solutions and the increase in the revenue proportion of the sourcing services for mining equipment transaction business, which had higher gross profit margin in 2022. The gross profit margin of cloud mining solutions increased from 10.3% in 2021 to 20.5% in 2022, primarily due to the decrease in the monthly purchase price of hash rate in 2022 in line with the decline of Bitcoin price, while the revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022, when the Bitcoin price was relatively higher. In addition, BitFuFu achieved a higher profit margin of 74% for its sourcing services, and the percentage of revenue contributed by its sourcing services increased from 0.8% in 2021 to 9.5% in 2022, which as a whole had a positive impact on BitFuFu’s gross margin.

Sales and marketing expenses

BitFuFu’s sales and marketing expenses increased from US$1.6 million in 2021 to US$2.0 million in 2022, which was in line with BitFuFu’s business growth, and primarily due to the increase in compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions of US$0.4 million, as BitFuFu increased its sales and marketing efforts in 2022.

General and administrative expenses

BitFuFu’s general and administrative expenses increased significantly from US$1.4 million in 2021 to US$2.7 million in 2022, primarily due to the increases in (1) compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions of US$0.5 million, (2) professional services expenses of US$0.5 million, as BitFuFu incurred consulting fees and legal fees related to the preparation of the Business Combination, and (3) other miscellaneous expenses of US$0.3 million.

Research and development expenses

BitFuFu’s research and development expenses increased significantly from US$469,931 in 2021 to US$1.6 million in 2022, primarily due to the increases in compensation to its research and development staff, and other personnel performing related functions of US$1 million.

Impairment loss on assets held by FTX

As of the time of FTX’s bankruptcy filing in November 2022, BitFuFu deposited US$2.1 million and 480 units of Bitcoin in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, BitFuFu reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances, and recognized impairment loss on assets held by FTX of US$9.8 million in 2022.

Impairment loss on digital assets

Impairment loss on digital assets in 2021 is nil, as BitFuFu’s digital assets in 2021 were primarily related to the service fees from its cloud-mining customers, which were automatically converted into USDT every 10 minutes after receipt and the difference between their carrying value and fair value was therefore insignificant. Impairment loss on digital assets increased to US$12.9 million in 2022, as BitFuFu began its self-mining operations from February 2022, under which BitFuFu held the Bitcoins obtained from self-mining operations in its accounts, and recognized impairment loss for 2022 when the price of Bitcoin dropped significantly against its carrying value.

Impairment loss on mining equipment

In 2022, BitFuFu’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by BitFuFu in its business operations experienced significant declines from previous levels. As a result, BitFuFu recognized an impairment loss on mining equipment of US$11.9 million in 2022, and no such impairment loss was recognized in 2021.

Realized fair value gain on digital asset borrowings

BitFuFu recorded US$4.2 million realized gain for the fair value changes of digital asset borrowings for 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. BitFuFu did not record similar gain or losses for 2021, as it did not have such digital asset borrowings during that period.

Realized gain on sales of digital assets

Realized gain on sales of digital assets increased significantly from US$369,200 in 2021 to US$4.9 million in 2022, primarily because BitFuFu began its self-mining operations from February 2022 and converted the Bitcoins derived thereof into US dollars, under which BitFuFu recognized gains from sales when the carrying value of the Bitcoins was lower than the conversion price.

Year ended December 31, 2021 compared to the 2020 period

Revenues

BitFuFu’s revenues increased significantly from US$102,260 in the 2020 period to US$103.0 million in 2021, primarily due to the significant increase in the revenue from cloud-mining.

Revenue from cloud-mining solutions increased significantly from US$102,260 in the 2020 period to US$75.9 million in 2021, primarily due to BitFuFu’s business expansion in 2021 from its inception in December 2020.

Revenue from each of Bitcoin self-mining operations, sales of mining equipment, leasing of mining equipment, sourcing services for mining equipment sales, and miner hosting services and others was nil in the 2020 period, as BitFuFu did not provide such services in the 2020 period.

Cost of revenues

BitFuFu’s cost of revenues increased significantly from US$90,617 in the 2020 period to US$94.0 million in 2021, primarily due to the significant increase in cost of revenues attributable to cloud-mining services.

Cost of revenues from cloud-mining solutions increased significantly from US$90,617 in the 2020 period to US$68.1 million in 2021, primarily due to the expansion of its cloud-mining operations and the associated costs in 2021.

Cost of revenues from each of Bitcoin self-mining operations, sales of mining equipment, leasing of mining equipment, sourcing services for mining equipment sales, and miner hosting services and others was nil in the 2020 period, as BitFuFu did not provide such services in the 2020 period.

Sales and marketing expenses

BitFuFu’s sales and marketing expenses increased significantly from US$3,395 in the 2020 period to US$1.6 million in 2021, which was in line with BitFuFu’s business growth and primarily due to the increase in referral fees incurred in BitFuFu’s sales and promotional activities of US$1.0 million to third parties, compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions of US$0.3 million, and advertising and promotion fees of US$0.2 million, as BitFuFu increased its sales and marketing efforts in 2021.

General and administrative expenses

BitFuFu’s general and administrative expenses increased significantly from US$44,931 in the 2020 period to US$1.4 million in 2021, which was in line with BitFuFu’s business growth and primarily due to the increases in compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions of US$0.9 million, and professional services expenses of US$0.3 million as BitFuFu incurred consulting fees and legal fees in 2021.

Research and development expenses

BitFuFu’s research and development expenses increased significantly from US$57,616 in the 2020 period to US$0.5 million in 2021, primarily due to the increases in compensation to its research and development staff, and other personnel performing related functions of US$0.4 million.

Realized gain on sale/exchange of digital assets

Gain on sale/exchange of digital assets increased from US$1,567 in the 2020 period to US$369,200 in 2021, primarily because BitFuFu received and subsequently converted more digital assets into stablecoins or US dollars as its business grew in 2021.

Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, BitFuFu uses adjusted EBITDA as an additional non-GAAP financial measure. BitFuFu defines adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items which currently include impairment loss on mining equipment, impairment loss on assets held by FTX due to FTX’s bankruptcy and realized fair value gain on digital asset borrowings. BitFuFu presents this non-GAAP financial measure because its management uses it to evaluate its performance. BitFuFu also believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

This non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to BitFuFu’s data. BitFuFu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of BitFuFu’s adjusted EBITDA to net profit/loss for the periods indicated.

	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Net (loss)/profit	(92,166)	4,926,243	2,442,634
Add: Interest expenses/(income), net	—	(135,300)	2,173,931
Add: Income tax expense/(benefit)	—	1,043,451	(665,929)
Add: Depreciation	—	2,860	18,156,453
Add: Impairment loss on mining equipment	—	—	11,849,595
Add: Impairment loss on assets held by FTX	—	—	9,826,600
Minus: Realized fair value gain on digital asset borrowings	—	—	(4,206,292)
Adjusted EBITDA	(92,166)	5,837,254	39,576,992

Liquidity and Capital Resources

To date, BitFuFu has financed its operations primarily through cash generated from operations and equity and debt financing. BitFuFu continues to have access to several sources of liquidity to supplement cash flow from operations, including private debt and equity capital markets, secured borrowing, equipment financing and digital asset-based financing. In the near term, BitFuFu expects to continue to ramp up investing activities as it expands its miner fleets and scales up its operations. Proceeds from the SPAC transaction is expected to fortify BitFuFu’s balance sheet. Upon closing of the IPO of Arisz, a total of $69.0 million ($10.00 per Unit) was placed in a U.S.-based trust account Trust Account with Continental Stock Transfer& Trust acting as trustee. Ultimate cash inflow to the PubCo from the SPAC transaction will depend on investor redemptions which would reduce cash proceeds to PubCo should they occur.

As of December 31, 2022, BitFuFu held cash and cash equivalents of US$60.4 million, 99% of which were held at commercial banks in Singapore. The remaining 1% of cash and cash equivalents were held at a commercial bank in United States. BitFuFu is not aware of any regulatory restrictions under the laws of Singapore that would limit its ability to transfer cash to its overseas operating entities. BitFuFu believes that its existing cash and cash equivalents, anticipated cash flows from operating and financing activities and cash inflow from the SPAC transaction will be sufficient to meet its anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the completion of the Business Combination. It may, however, requires additional cash resources due to changing business conditions or other future developments, including purchase of new miners. If BitFuFu’s existing cash resources are insufficient to meet its requirements, BitFuFu may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict BitFuFu’s operations. BitFuFu cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If BitFuFu is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. See “Risk Factors — Risks Related to BitFuFu’s Operations — BitFuFu’s business is capital intensive, and failure to obtain the necessary capital when needed may force BitFuFu to delay, limit or terminate BitFuFu’s expansion efforts or other operations, which could have a material adverse effect on its business, financial condition and results of operations.”

The following table sets forth a summary of BitFuFu’s cash flows for the periods indicated.

	2020 period	Year ended December 31,
		2021	2022
	US$	US$	US$
Net cash generated from/(used in) operating activities	—	15,926,542	(5,809,410)
Net cash (used in)/generated from investing activities	—	(2,614,456)	54,674,246
Net cash (used in) financing activities	—	—	(1,746,136)
Net change in cash and cash equivalents	—	13,312,086	47,118,700
Cash and cash equivalents at beginning of year/period	—	—	13,312,086
Cash and cash equivalents at end of year/period	—	13,312,086	60,430,786

Supplemental non-cash operating activities
Net digital assets generated in operating activities	1,286,281	444,418	86,109,208
Supplemental non-cash investing activities
Net digital assets generated (used) in investing activities	566	2,195,559	(82,025,494)
Supplemental non-cash financing activities
Purchases of equipment with unpaid costs in long-term payable	—	—	109,435,141
Receivables in relation to the issuance of ordinary shares to shareholders	—	1,564,000	—

Operating activities

BitFuFu’s net cash used in operating activities was US$5.8 million in 2022, primarily due to its net income of US$2.4 million, as adjusted by certain non-cash items, including (1) net income received or to be received by digital assets of US$101.0 million, realized fair value gain on digital asset borrowings of US$4.2 million, and realized gain on sales of digital assets of US$4.9 million; (2) impairment loss on assets held by FTX of US$9.8 million, impairment loss on mining equipment of US$11.8 million, impairment loss on digital assets of US$12.9 million and depreciation of mining equipment of US$18.1 million; and (3) changes in operating assets and liabilities that positively affected its cash flows, primarily consisted of an increase in amount due to a related party of US$132.8 million and tax payables of US$4.1 million, partially offset by an increase in customer deposit liabilities of US$75.3 million and contract liabilities of US$8 million.

BitFuFu’s net cash generated from operating activities was US$15.9 million in 2021, primarily due to its net income of US$4.9 million, as adjusted by certain non-cash items, including net income received or to be received by digital assets of US$3.8 million, and changes in operating assets and liabilities that positively affected its operating cash flows, primarily consisted of an increase in contract liabilities of US$10.9 million and advance from customers of US$75.3 million; and partially offset by certain changes in operating assets and liabilities that negatively affected its operating cash flows, primarily due to a decrease in amount due from a related party of US$75.3 million.

BitFuFu’s net cash generated from operating activities was nil in the 2020 period.

Investing activities

BitFuFu’s net cash generated from investing activities was US$54.7 million in 2022, primarily due to net proceeds from sales of digital assets of US$71.4 million representing the exchange from USDT and BTC to US dollars, partially offset by (1) the purchase of digital assets of US$10.8 million in connection with exchange from US dollars to USDT, (2) the purchase of equipment of US$3.9 million, and (3) prepayment and purchase of US$2.0 million relating to the ET Shares.

BitFuFu’s net cash used in investing activities was US$2.6 million in 2021, primarily consisted of (1) the purchase of digital assets of US$2.6 million, and (2) the purchase of property and equipment of US$54,916 related to office devices.

BitFuFu’s net cash used in investing activities was nil in the 2020 period.

Financing activities

BitFuFu’s net cash used in financing activities was US$1.7 million in 2022, primarily due to subscription proceeds from issuance of ordinary shares of US$1.6 million, partially offset by (1) payment for deferred transaction expenses related to business combination of US$1.7 million, and (2) payment for US$1.6 million for interest in connection with unpaid installment due to suppliers for the purchase of mining equipment.

Capital Expenditure

BitFuFu’s capital expenditures are incurred primarily in connection with purchase of equipment. BitFuFu’s capital expenditures in cash were nil, US$54,916 and US$3.9 million in the 2020 period, 2021 and 2022, respectively.

In 2022, BitFuFu purchased miners from Burdy Technology Limited and its affiliate in installments. The purchase agreements are dominated in US dollars and BitFuFu can elect to pay in USDT. In 2022, BitFuFu paid 20% of the total purchase price, part of which was paid in USDT, which amounted to US$21.5 million and was presented in the non-cash investing activities of the consolidated cash flows; and part of which was paid in US Dollars, which amounted to US$3.9 million and was presented in the investing activities of the consolidated cash flows. The unpaid balance was included in the non-cash financing activities of the consolidated cash flows. BitFuFu expects to fund its future capital expenditures with its existing cash balance, equity and debt financing, and proceeds from the SPAC transaction, as well as digital assets where feasible.

Off-Balance Sheet Arrangements

BitFuFu has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, BitFuFu has not entered into any derivative contracts that are indexed to its securities and classified as shareholders’ equity or that are not reflected in its consolidated financial statements. Furthermore, BitFuFu does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, it does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with BitFuFu.

BitFuFu does not currently have any outstanding off-balance sheet arrangements or commitments. It has no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Quantitative and Qualitative Disclosure about Market Risk

Financial instruments that potentially expose BitFuFu to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. BitFuFu places the cash and cash equivalents with financial institutions with high credit ratings and quality. BitFuFu conducts credit evaluations of customers, and generally do not require collateral or other security from its customers. BitFuFu establishes an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, refer to the current expected credit loss policy.

BitFuFu holds digital assets for its own and for its customers. The following table sets forth the balance of BitFuFu’s digital assets as of the dates indicated.

	As of December 31,
	2020	2021	2022
	US$	US$	US$
USDT	1,251,806	3,902,428	55,515
Bitcoin	34,970	9,117	7,938,439
Others	71	15,279	16,584
	1,286,847	3,926,824	8,010,538

The following table sets for the balance of safeguarding assets related to custodian digital assets of customers as of the dates indicated.

	As of December 31,
	2020	2021	2022
	US$	US$	US$
USDT	1,169	168,488	—
Bitcoin	35,555	6,193,582	—
Others	1,613	29,461	—
	38,337	6,391,531	—

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to BitFuFu’s business, refer to Note 2(v) to the consolidated financial statements of BitFuFu.

ARISZ’S BUSINESS

Arisz Acquisition Corp.is a blank check company incorporated as a Delaware corporation on July 21, 2021. Arisz was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”).

On November 22, 2021 Arisz consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “ARIZ Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, Arisz sold to its Sponsor and Chardan Capital Markets LLC (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886. Each Public Unit consists of one share of common stock (“ARIZ Common Stock”), one right (“ARIZ Right”) and one redeemable warrant (“ARIZ Warrant”). The holders of ARIZ Rights will obtain the right to receive one PubCo Right upon the consummation of a Business Combination. Each whole ARIZ Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of Arisz’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of Arisz’s initial Business Combination or earlier upon redemption or liquidation.

Concurrently, Arisz repaid $105,000 to the Sponsor, under a related party loan evidenced by a promissory note issued on August 5, 2021.

Arisz had granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, Arisz consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

The Private Units are identical to the ARIZ Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Arisz does not complete a business combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of March 31, 2022, cash of $264,054 were held outside of the Trust Account and is available for working capital purposes.

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer& Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial business combination and the liquidation due to Arisz’s failure to complete a business combination within the Combination Period.

Arisz’s units, shares, warrants and rights are each quoted on Nasdaq, under the symbols “ARIZU,” “ARIZ,” “ARIZW” and “ARIZR,” respectively.

Effecting Initial Business Combination

We have until 12 months (or up to 18 months if our time to complete a business combination is extended as described herein) from the closing our IPO to consummate our initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination within 12 months, we may, by resolution of our board if requested by our sponsor, extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 18 months to complete a business combination), subject to the sponsor depositing additional funds into the trust account as set out below (such 12 month period, as it may be so extended, the “Combination Period”). Pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement entered into between us and Continental Stock Transfer & Trust Company at the time of our IPO, in order for the time available for us to consummate our initial business combination to be extended, our sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account $690,000 ($0.10 per unit, up to an aggregate of $1,380,000) on or prior to the date of the applicable deadline, for each three month extension. In the event that we receive notice from our sponsor five days prior to the applicable deadline of its wish for us to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. If we are unable to consummate our initial business combination within the Combination Period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. In the event of our dissolution and liquidation, the rights and warrants included in the private units will expire and will be worthless.

We are seeking stockholder approval of the Business Combination at the Special Meeting, at which stockholders may seek to convert their shares, regardless of whether they vote or vote for or against the Business Combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable).

The initial per public share redemption or conversion price will be $10.00 per share. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders.

Pursuant to the rules of the Nasdaq Stock Market, our initial business combination must occur with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any deferred underwriter’s fees and taxes payable on the income earned on the trust account), which we refer to as the 80% test, at the time of the agreement to enter into the initial business combination. If we are no longer listed on Nasdaq, we will not be required to satisfy the 80% test.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period until we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Conversion Rights

At any meeting called to approve an initial business combination, any public stockholder, whether voting or voting for or against such proposed business combination, will be entitled to demand that his, her or its shares of common stock be converted for a full pro rata portion of the amount then in the trust account (initially $10.00 per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. Alternatively, we may provide our public stockholders with the opportunity to sell their shares of our common stock to us through a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, net of taxes payable.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking conversion rights with respect to 15% or more of the shares of common stock sold in our IPO. Such a public stockholder would still be entitled to vote against a proposed business combination with respect to all shares of common stock owned by him or her, or his or her affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. By not allowing a stockholder to convert more than 15% of the shares of common stock sold in our IPO, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

None of our insiders will have the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to amend the provisions of our certificate of incorporation relating to stockholders’ rights or pre-business combination activity with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to our IPO or purchased by them in the IPO or in the aftermarket.

We require public stockholders who wish to convert, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. Accordingly, a stockholder would have from the time the stockholder received this proxy statement/prospectus through the vote on the business combination to deliver his or her shares if he or she wishes to seek to exercise his or her conversion rights. Under Delaware law and our bylaws, we are required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a public stockholder would have to determine whether to exercise conversion rights.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a cost and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders to deliver their shares prior to the vote on the business combination in order to exercise conversion rights. This is because a holder would need to deliver shares to exercise conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders to deliver their shares prior to the vote on the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, the company would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the conversion price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the conversion rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “continuing” right surviving past the consummation of the business combination until the holder delivered its certificate.

The requirement for physical or electronic delivery prior to the meeting ensures that a holder’s election to convert his or her shares is irrevocable once the business combination is approved.

Any request to convert such shares once made may be withdrawn at any time up to the vote on the proposed business combination. Furthermore, if a holder of a public share delivered his or her certificate in connection with an election of their conversion and subsequently decides prior to the vote on the proposed business combination not to elect to exercise such rights, he or she may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

If we do not complete a business combination within 12 months (or up to 18 months if our time to complete a business combination is extended as described herein) from the closing of our IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the rights will expire and holders of the rights will receive nothing upon a liquidation with respect to such rights, and the rights will be worthless.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible following the 12th (or 15th or 18th, as applicable) month from the closing of our IPO and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage after our IPO) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. The underwriters in our IPO executed such a waiver agreement. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third-party who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our IPO offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, our sponsor will not be responsible to the extent of any liability for such third-party claims. However, our sponsor may not be able to satisfy its indemnification obligations, as we have not required our sponsor to retain any assets to provide for its indemnification obligations, nor have we taken any further steps to ensure that the sponsor will be able to satisfy any indemnification obligations that arise. Moreover, our sponsor will not be liable to our public stockholders and instead will only have liability to us. None of our officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.00.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Facilities

We currently maintain our principal executive offices at c/o MSQ Ventures, 12 East 49th Street, 17th Floor, New York, NY, 10017. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 10 years preceding the date of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARISZ

The following discussion and analysis of Arisz’s financial condition and results of operations should be read in conjunction with the unaudited interim condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Management’s Discussion and Analysis of Financial Statements

References to the “Company,” “Arisz,” “our,” “us” or “we” refer to Arisz Acquisition Corp. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited interim condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

Management’s Discussion and Analysis of Financial Statements

References to the “Company,” “Arisz,” “our,” “us” or “we” refer to Arisz Acquisition Corp. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited interim condensed financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

We are a blank check company formed under the laws of the State of Delaware on July 21, 2021. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination.

On January 21, 2022, Arisz entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and between Arisz and Finfront Holding Company, a Cayman Islands exempted company (“BitFuFu”), pursuant to which (a) Arisz will form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser”), (b) Purchaser will form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with BitFuFu surviving the Acquisition Merger as a direct wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. On April 4, 2022, each of Arisz and the Company entered into that certain Amendment to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Island corporate law matters by mutual agreement.

In consideration of the Acquisition Merger, Purchaser will issue 150,000,000 ordinary shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of BitFuFu. The Aggregate Stock Consideration consists of 7,500,000 Class A ordinary shares and 142,500,000 Class B ordinary shares of Purchaser.

The Merger Agreement provides that the closing of the Business Combination shall occur no later than July 31, 2022 (the “Outside Date”) and that the Outside Date may be extended upon the written agreement of Arisz and BitFuFu.

On July 14, 2022, each of Arisz, BitFuFu, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, and 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023.

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan to the BitFuFu or its designee on or prior to the October 26, 2023 in lieu of paying all outstanding principal under this Note.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On October 24, 2022, Arisz received $740,000, the first installment of the Loan, from BitFuFu.

On November 9, 2022, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023.

On January 20, 2023, Arisz received $740,000, the second installment of the Loan, from BitFuFu.

On February 7, 2023, the Company notified the trustee of its intent to extend the time available to the Company to consummate a business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents. On February 9, 2023, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until May 22, 2023.

On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement to provide, among other things: 1) to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes and 2) that the third installment of the loan will be in the amount of $450,000.

On April 25, 2023, Arisz received $450,000, the third installment of the Loan, from BitFuFu.

On May 11, 2023, Arisz held a special meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals. Accordingly, in connection with the first one (1) month period extension, Arisz Investments LLC, the Company’s sponsor, will deposit $120,000 into Arisz’s trust account prior to May 22, 2023, on behalf of Arisz.

In connection with the special meeting, 3,745,635 shares of Common Stock were tendered for redemption. As a result, approximately $39.18 million (approximately $10.46 per share) will be removed from the Company’s trust account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company will have 5,155,754 shares of Common Stock outstanding, and approximately $33.02 million will remain in the Company’s trust account.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2022 were organizational activities and those necessary to prepare for our initial public offering (“IPO”), and, after our IPO, searching for a target business to acquire. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended December 31, 2022, we had a net income of $187,375, which consists of loss of approximately $199,618 derived from general and administrative expenses of approximately $187,618 and franchise tax expense of $12,000, offset by interest earned on marketable securities of approximately $486,246. Income tax expense for the three months ended December 31, 2022 was $99,253.

For the three months ended December 31, 2021, we had a net loss of $95,390, which consists of loss of approximately $99,796 derived from general and administrative expenses of approximately $47,396 and franchise tax expense of $52,400, offset by interest earned on marketable securities of approximately $4,406.

Liquidity and Going Concern

As of December 31, 2022, we had marketable securities held in the Trust Account of $70,463,045 consisting of securities held in a treasury trust fund that invests in United States government treasury bills, bonds or notes with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through December 31, 2022, we did not withdraw any interest earned on the Trust Account to pay our taxes. We intend to use substantially all of the funds held in the Trust Account, to acquire a target business and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect a Business Combination, the remaining funds held in the Trust Account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our Business Combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of December 31, 2022, we had cash of $165,606 outside of the Trust Account and working capital deficit of $790,056 (excluding income tax and franchise tax payable). The Company has 15 months from the closing of the IPO to consummate a Business Combination (unless further extended as described herein). It is uncertain that we will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

Until consummation of the Business Combination, we intend to use the funds held outside the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination. If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. In this event, our officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we consummate an initial Business Combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us upon consummation of the Business Combination. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. The terms of such loans by our initial shareholders, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

We expect to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, unless the Company seeks and obtains stockholder approval to amend its Amended and Restated Certificate of Incorporation to extend the date by which an initial business combination may be consummated, the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination (within 15 months from the closing of IPO) will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Upon closing of a Business Combination, the underwriters will be entitled to a deferred fee of $0.375 per public share, or $2,587,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 51,750 common shares, to be issued if the Company closes a Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Offering Costs

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A - “Expenses of Offering”. Offering costs are allocated between public shares and public rights based on the estimated fair values of public shares and public rights at the date of issuance.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus

Introduction

Arisz is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Arisz has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Bitfufu and Arisz have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet combines the unaudited balance sheet of Arisz as of December 31, 2022, with the audited consolidated balance sheet of BitFuFu as of December 31, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2022, combines the unaudited condensed statement of operations of Arisz for the period ended December 31, 2022 with the historical audited consolidated statements of comprehensive (loss) income for the year ended December 31, 2022 of BitFuFu, giving effect to the Business Combination as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

•        BitFuFu’s audited consolidated balance sheet as of December 31, 2022, as included elsewhere in this proxy statement; and

•        Arisz’s unaudited balance sheet as of December 31, 2022, as included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, has been prepared using the following:

•        BitFuFu’s historical audited consolidated statement of comprehensive (loss) income for the year ended December 31, 2022, as included elsewhere in this proxy statement; and

•        Arisz’s unaudited condensed statement of operations of Arisz for the twelve month period ended December 31, 2022

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BitFuFu,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arisz” and other financial information included elsewhere in this prospectus/proxy statement.

Description of the Business Combination

The Business Combination is being made pursuant to the terms of the Merger Agreement by and among Arisz, Finfront and the other parties named therein, pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser” or “PubCo”), (b) Purchaser would form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into the Company (the “Acquisition

Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. In consideration of the Acquisition Merger, Pubco will issue 150,000,000 ordinary shares (the “Closing Payment Shares”) with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of BitFuFu. The Aggregate Stock Consideration consists of 15,000,000 Class A ordinary shares and 135,000,000 Class B ordinary shares of Pubco. For more information about the Business Combination, please see the section entitled “Proposal No. 1 Redomestication Merger Proposal” and “Proposal No.2 The Acquisition Proposal.” A copy of the Merger Agreement is attached to the accompanying proxy statement as Annex A.

In connection with the proposed Merger, Arisz and the Company obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A ordinary shares of Purchaser which will be issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”).

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Arisz will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of BitFuFu having a majority of the voting power of the post-combination company, BitFuFu senior management comprising all of the senior management of the post-combination company, the relative size of BitFuFu compared to Arisz, and BitFuFu operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BitFuFu issuing stock for the net assets of Arisz, accompanied by a recapitalization. The net assets of Arisz will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BitFuFu.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. BitFuFu and Arisz have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of the shares of Arisz Common Stock:

•        Scenario 1 — Assuming No Redemptions into Cash:    no Arisz shareholders exercise their redemption rights, all Arisz shares previously subject to redemption for cash amounting to $69 million would be transferred to permanent equity; and

•        Scenario 2 — Assuming Maximum Redemptions into Cash:    the maximum number of Arisz shares are redeemed for cash by Arisz shareholders, $70,463,045 would be paid out in cash. The $70,463,045, which is the amount required to redeem 6,900,000 Arisz shares, represents the maximum redemption amount to leave a minimum of $5.0 million of net tangible assets, including the cash to be released from Arisz’s Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination on December 31, 2022.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 150,000,000 ordinary shares to be issued to BitFuFu shareholders in connection with the Merger Agreement under Scenarios 1 and 2.

As a result of the Business Combination and immediately following the closing of the Business Combination, assuming no Arisz shareholders elect to redeem their shares for cash, Finfront will own approximately 88.4% of the outstanding Arisz ordinary shares, the former shareholders of Arisz will own approximately 5.5% of the outstanding Arisz ordinary shares (in each case, not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

If 6,900,000 ordinary shares are redeemed for cash, which assumes the maximum redemption of Arisz ordinary shares and providing for a minimum net tangible asset value of $5,000,001 after giving effect to payments of estimated transaction expenses and payments to redeeming shareholders, Finfront will own approximately 92.2% of the outstanding Arisz ordinary shares, Arisz former shareholders will own approximately 1.5% of the outstanding Arisz ordinary shares (in each case, not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

PRO FORMA COMBINED CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 2022
(UNAUDITED)

	(A) Arisz	(B) Bitfufu		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
Account			Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Cash and cash equivalents	165,606	60,430,786	60,596,392	70,463,045	(1)	196,049,442	(70,463,045)	(4)	125,586,397
				(2,809,482)	(2)
				(2,200,513)	(3)
				70,000,000	(5)
Digital assets of the Company	—	8,010,538	8,010,538	—		8,010,538	—		8,010,538
Safeguarding assets related to custodian digital assets of customers	—	—	—	—		—	—		—
Accounts receivables, net	—	6,269,847	6,269,847	—		6,269,847	—		6,269,847
Amount due from a related party	—	37,316	37,316	—		37,316	—		37,316
Prepayments to suppliers	—	13,273,989	13,273,989	—		13,273,989	—		13,273,989
Equity Securities	—	1,250,000	1,250,000	—		1,250,000	—		1,250,000
Other current assets	—	300,777	300,777	—		300,777	—		300,777
Prepaid expenses	11,145	—	11,145	—		11,145	—		11,145
Total current assets	176,751	89,573,253	89,750,004	135,453,050		225,203,054	(70,463,045)		154,740,009
Equipment, net	—	106,290,963	106,290,963	—		106,290,963	—		106,290,963
Deferred tax asset, net	—	4,471,142	4,471,142	—		4,471,142	—		4,471,142
Investments held in Trust Account	70,463,045	—	70,463,045	(70,463,045)	(1)	—	—		—
Total non-current assets	70,463,045	110,762,105	181,225,150	(70,463,045)		110,762,105	—		110,762,105
Total assets	70,639,796	200,335,358	270,975,154	64,990,005		335,965,159	(70,463,045)		265,502,114

Liabilities
Accounts payables	221,982	38,122	260,104	(221,982)	(2)	38,122	—		38,122
Contract liabilities	—	6,442,873	6,442,873	—		6,442,873	—		6,442,873
customer deposit liabilities	—	—	—	—		—	—		—
Promissory note – Bitfufu	740,000	—	740,000	—		740,000	—		740,000
Interest payable	4,825	—	4,825	—		4,825	—		4,825
Taxes payables	207,110	5,126,203	5,333,313	—		5,333,313	—		5,333,313
Safeguarding liabilities related to custodian digital assets of customers	—	—	—	—		—	—		—
Accrued expenses and other payables	—	3,291,619	3,291,619	—		3,291,619	—		3,291,619
Amount due to a related party	—	67,162,189	67,162,189	—		67,162,189	—		67,162,189
Total current liability	1,173,917	82,061,006	83,234,923	(221,982)		83,012,941	—		83,012,941
Deferred underwriting fee payable	2,587,500	—	2,587,500	(2,587,500)	(2)	—	—		—
Long-term payables	—	109,435,141	109,435,141	—		109,435,141	—		109,435,141
Deferred tax liabilities	—	—	—	—		—	—		—
Total non-current liabilities	2,587,500	109,435,141	112,022,641	(2,587,500)		109,435,141	—		109,435,141
Total Liability	3,761,417	191,496,147	195,257,564	(2,809,482)		192,448,082	—		192,448,082

Common stock subject to possible redemption,6,900,000 shares at conversion value of $10.21 per share	70,463,045	—	70,463,045	(70,463,045)	(4)	—	—		—

Equity:

Common Stock	200	1,579	1,779	700	(5)	15,900.00	—		15,900.00
				15,000	(6)
				(1,579)	(6)
Subscription receivable	—	(1,500)	(1,500)	—		(1,500)	—		(1,500)
Additional paid-in capital	—	1,562,421	1,562,421	70,463,045	(4)	139,810,832	(70,463,045)	(4)	69,347,787
				69,999,300	(5)
				(13,421)	(6)
				(2,200,513)	(3)
Retained earnings	(3,584,866)	7,276,711	3,691,845			3,691,845	—		3,691,845.00
Total Equity	(3,584,666)	8,839,211	5,254,545	138,262,532		143,517,077	(70,463,045)	(4)	73,054,032
Total liabilities and equity	70,639,796	200,335,358	270,975,154	64,990,005		335,965,159	(70,463,045)		265,502,114

____________

(A)     Derived from Arisz’s unaudited balance sheets of December 31, 2022

(B)     Derived from BitFuFu’s audited consolidated balance sheet as of December 31, 2022

(1)      Reflects the release of cash from marketable securities held in the Trust Account.

(2)      Reflects the payments of Arisz’s accounts payable and deferred underwriting fee payable. Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer

(3)      Reflect the transaction fees of $2.2 million represents preliminary estimated transaction costs expected to be incurred by Arisz, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination. None of these fees has been incurred as of the pro forma balance sheet date. The estimated transaction costs exclude the deferred underwriting commissions included in (2) above.

(4)      In Scenario 1, which assumes no Arisz shareholders exercise their redemption rights, all Arisz shares previously subject to redemption for cash amounting to $70 million would be transferred to permanent equity. In Scenario 2, which assumes the same facts as described in Items 1, 2 and 3 above, but also assumes the maximum number of Arisz shares are redeemed for cash by Arisz shareholders, $70,463,045 would be paid out in cash. The $70,463,045 which is the amount required to redeem 6,900,000 Arisz shares, represents the maximum redemption amount to leave a minimum of $5.0 million of net tangible assets, including the cash to be released from Arisz’s Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination on December 31, 2022.

(5)      To reflect the issuance of Arisz shares in connection with the merger for the PIPE investors

(6)      To reflect recapitalization of BitFuFu through (a) the contribution of all share capital in BitFuFu to Arisz, (b) the issuance of 150,000,000 Arisz shares in connection with the Business Combination.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2022
(UNAUDITED)

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
Account	(A) Arisz	(B) Finfront	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Total revenues	—	198,198,774	—		198,198,774	—		198,198,774
Cost of revenue – depreciation and amortization	—	18,134,149	—		18,134,149	—
Cost of revenue – incurred to a related party	—	83,877,580	—		83,877,580	—
Cost of revenues – incurred to third parties	—	59,954,875	—		59,954,875	—		59,954,875
Gross profit	—	36,232,170	—		36,232,170	—		36,232,170
Sales and marketing expenses	—	(1,952,111)	—		(1,952,111)	—		(1,952,111)
General and administrative expenses	(684,379)	(2,735,501)	2,128,100	(1)	(1,291,780)	—		(1,291,780)
Research and development expenses	—	(1,564,367)	—		(1,564,367)	—		(1,564,367)
Credit loss provision for receivables	—	(608,188)	—		(608,188)	—		(608,188)
Impairment loss on assets held by FTX	—	(9,826,600)	—		(9,826,600)	—		(9,826,600)
Impairment loss on digital assets	—	(12,948,969)	—		(12,948,969)	—		(12,948,969)
Impairment loss on mining equipment	—	(11,849,595)	—		(11,849,595)	—		(11,849,595)
Realized gain on sales of digital assets	—	4,947,841	—		4,947,841	—		4,947,841
Realized fair value gain on digital asset borrowings	—	4,206,292	—		4,206,292	—		4,206,292
Francise tax expenses	(12,794)	—	—		(12,794)	—		(12,794)
Total operating expenses	(697,173)	(32,331,198)	2,128,100		(30,900,271)	—		(30,900,271)
Operating profit/(loss)	(697,173)	3,900,972	2,128,100		5,331,899	—		5,331,899
Interest expense	—	(2,517,119)	—		(2,517,119)	—		(2,517,119)
Interest income	768,640	343,188	(768,640)	(2)	343,188	—		343,188
Other income	—	49,664	—		49,664	—		49,664
Other expenses	—	—	—		—	—		—
Income/(Loss) before income taxes	71,467	1,776,705	1,359,460		3,207,632	—		3,207,632
Income tax credit/(expense)	(148,310)	665,929	339,865	(3)	857,484	—		857,484
Net (loss)/income and total comprehensive (loss)/income	(76,843)	2,442,634	1,699,325		4,065,116	—		4,065,116

____________

(A)     Derived from Arisz’s unaudited condensed statement of operations of Arisz for the period from January 1, 2022 to December 31, 2022.

(B)     Derived from BitFuFu’s historical audited consolidated statements of comprehensive (loss) income for the year ended December 31, 2022.

(1)      Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of BitFuFu and Arisz in the amount of $2,000,037 and $128,063 respectively for the twelve months ended December 31, 2022.

(2)      Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in the Trust Account.

(3)      To record the tax effect of the pro forma adjustments applied at BitFuFu’s normalized blended statutory income tax rate of 25.0%.

(4)      The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following presents the calculation of basic and diluted weighted average shares outstanding assuming two alternative levels of conversion for the period ended December 31, 2022.

	Scenario 1 (Assuming No Redemptions into Cash)	Scenario 2 (Assuming Maximum Redemptions into Cash)
Weighted average shares calculation, basic and diluted
Arisz Public Shares	6,900,000	—
Arisz Public Right (20 for 1 common share)	345,000	345,000
Arisz Shares held by Insider (founders/Sponsor initial share)	1,725,000	1,725,000
Arisz Private Placement Shares	276,389	276,389
Arisz shares underlying Rights included as part of the Private Placement	13,819	13,819
Arisz Shares held by Chardan Capital Markets, LLC after successful completion of business combination	51,750	51,750
Arisz Shares held by Chardan Capital Markets, LLC as Arisz’s M&A Consultant ($10/share)	2,250,000	2,250,000
Arisz Shares held by Aqua Pursuit International Limited as BitFuFu’s M&A Consultant	1,010,000	1,010,000
Arisz Shares held by PIPE Investors	7,000,000	7,000,000
Arisz Shares issued to BitFuFu in Business Combination	150,000,000	150,000,000
Weighted average shares outstanding	169,571,958	162,671,958
Percent of shares owned by existing BitFuFu holders	88.4%	92.2%
Percent of shares owned by existing holders of Arisz shares	5.5%	1.5%
Percent of shares owned by PIPE Investors	4.1%	4.3%
Percent of shares owned by Chardan MA Advisor	1.4%	1.4%
Percent of shares owned by Aqua MA Advisor	0.6%	0.6%
	100.00%	100.00%

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Arisz and BitFuFu, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under two scenarios:

•        Scenario 1 — Assuming No Redemptions into Cash:    no Arisz shareholders exercise their redemption rights, all Arisz shares previously subject to redemption for cash amounting to $69 million would be transferred to permanent equity; and

•        Scenario 2 — Assuming Maximum Redemptions into Cash:    the maximum number of Arisz shares are redeemed for cash by Arisz shareholders, $69 million would be paid out in cash. The $69 million, which is the amount required to redeem 6,900,000 Arisz shares, represents the maximum redemption amount to leave a minimum of $5.0 million of net tangible assets, including the cash to be released from Arisz’s Trust Account, after giving effect to payments for estimated transaction expenses and payments to redeeming shareholders based on a consummation of the Business Combination on March 31, 2022.

This information is only a summary and be read in conjunction with the historical financial statements of Arisz and BitFuFu and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Arisz and BitFuFu is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined income(loss) per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Arisz and BitFuFu would have been had the companies been combined during the period presented.

December 31, 2022	BitFuFu	Arisz	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Net (loss)/income and total comprehensive (loss)/income	2,442,634	(76,843)	4,065,116	4,065,116
shareholder’s equity	8,839,211	(3,584,666)	143,517,077	73,054,032
Book value per share – basic and diluted	0.06	(0.4 0)	0.85	0.45
Basic and diluted weighted average shares outstanding, common stock attributable to Arisz Acquisition Corp.	157,894,737	6,900,000	169,571,958	162,671,958
Basic and diluted net loss per share, common stock attributable to Arisz Acquisition Corp.	NA	0.04	0.024	0.025
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	NA	2,001,389	NA	NA
Basic and diluted net income per share, common stock subject to possible redemption	NA	(0.17)	NA	NA

____________

(1)      Book value per share = total equity/common shares outstanding

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE of ARISZ

Directors and officers

Our current directors and executive officers are as follows:

Name	Age	Title
Echo Hindle-Yang	46	Chairman of the Board and Chief Executive Officer
Marc Estigarribia	53	Chief Financial Officer
Rushi Trivedi	37	Director
Romain Guerel	51	Director
Nick He	40	Director

Echo Hindle-Yang has been our Chief Executive Officer since inception and the chairwoman of our board of directors. Ms. Hindle-Yang has more than 20 years of extensive experience of leading complex organizations, managing transactions for fortune 500 global companies and founding new ventures to resolve unmet market needs. More recently, Ms. Hindle-Yang’s focus has largely been within the healthcare industry, where she has advised global pharmaceutical and medical device companies in North America and Europe on their corporate strategy endeavors, financing paths, portfolio optimization and acquisition opportunities. In 2016, Ms. Hindle-Yang founded M.S.Q. Ventures, a New York-based advisory firm that focuses on integration for emerging life sciences companies. From 2011 to 2015, Ms. Hindle-Yang served as Chief Operation Officer at Playbutton LLC where she managed the company’s business strategy, marketing, finance operations including IPO’s and acquisitions. In 2010, Ms. Hindle-Yang joined Gerber Scientific Inc. as director of global strategy and operations in charge of leading a brand-new global team to focus on overseas expansion and operations. Ms. Hindle-Yang holds an MBA from Duke University with a health sector management certificate. Currently Ms. Hindle-Yang is serving on the Duke NY Board.

Marc Estigarribia has been our Chief Financial Officer since inception. Mr. Estigarribia has been the Managing Director and Head of Origination and Engagement at MSQ Ventures since May 2016, where he has led the company’s client origination and engagement effort in the life science industry. Mr. Estigarribia maintains a deep network of global relationships with strategic partners and investors within the life science industry. Between September 2015 and April 2016, Mr. Estigarribia served as vice president senior research analyst at Chardan. Mr. Estigarribia was responsible for equity stock coverage of the Technology, TMT industry with a main vertical focus on Internet of Things (IOT/ M2M) Machine-to-Machine Communications (M2M) including Robotics, Artificial Intelligence and Semiconductors. Between March 2013 and August 2015, Mr. Estigarribia served as senior investment banking associate at Wellington Shields. Mr. Estigarribia worked with both public and private growth companies to help provide capital raising, merger & acquisition, and strategic financial advisory services in all facets of the capital structure — Private Equity, Senior Debt, Mezzanine Debt, Unitranche, Equity, IPOs, Secondary Offerings, and Private Placements. Between April 2011 and March 2013, Mr. Estigarribia served as CFO at Rubin Singer, a start-up company in the Luxury Goods Fashion industry where Mr. Estigarribia managed cash flow, capital formation and investment advisory for this start-up company in the Luxury Goods Fashion industry. Mr. Estigarribia also maintained constant communication flow with both existing and prospective equity and debt investors, and internal management board-team, while enhancing strategic relationships. Between July 1996 and March 2011, Mr. Estigarribia served as a sell-side Equity Research Analyst at Citigroup. Mr. Estigarribia’s responsibilities covered 70% of the teams’ total coverage for telecommunication services and media companies in Latin America. Mr. Estigarribia initiated and launched the numerous reports within the wireless and media sectors between 2000 and 2003. Through these roles, Mr. Estigarribia has developed and maintained relationships with top tier institutional investors. Mr. Estigarribia obtained his MBA degree in 1995 from NYU Stern School of Business and his BS in Economics from Binghamton University, State University of New York.

Nick He has been a member of our board of directors since November 17, 2021. Since January 2017, Mr. He has been the Founder and the Chief Executive Officer of GPS Renting, a privately held real estate investment firm with brokerage and property management services which brings cutting-edge mobile technology, strategic planning, and extensive real estate experience to serve clients. Between April 2012 and November 2016, Mr. He started as a strategy and product planer and became the senior program manager lead when he left Microsoft. Mr. He was responsible for product strategies, including, but not limited to Market opportunity & Business Plan, Growth strategy, Turnaround Strategy at Microsoft. Between May 2008 and September 2008, Mr. He served as summer associate consultant at

McKinsey & Co. where Mr. He led the Financial Analysis and Planning project which analysis of technology spending and recommended a 5-year investment strategy. Mr. He obtained his MBA degree focusing on strategy and marketing in 2009 from Duke University Fuqua School of Business.

Rushi Trivedi, PhD has been a member of our board of directors since November 17, 2021. Since 2019, Dr. Trivedi has been founder of RepliGene Life Sciences, a company that specializes in the production of Cell and Gene Therapy adducts. Dr. Trivedi focuses on unmet clinical needs and assists in bringing the next generation Cell and Gene Therapies to the market. Between June 2015 and April 2019, Dr. Trivedi served as strategy consultant at McKinsey & Company where Dr. Trivedi gained extensive experience in M&A, business development, due diligence, portfolio management and asset integration while drawing heavily from his background in oncology and drug development to serve clients in these topics across pharma, medical technology tech, and private equity. Dr. Trivedi has published widely in leading peer-reviewed journals. Dr. Trivedi obtained his Doctor of Philosophy in Biochemistry and Molecular Biology from Stowers Institute of Medical Research and University of Kansas Medical Center in 2015, and his MS in Medicinal and Pharmaceutical Chemistry from University of Kansas in 2009, and his BS in Pharmaceutical Sciences from Purdue University in 2007.

Dr. Romain Guerel has been a member of our board of directors since November 17, 2021. Since March 2020, Dr. Guerel is the founder and CEO of MSolution Consulting. The consulting company provides project management consultancy for European and North American companies. Starting March 2019, Dr. Guerel has been elected as an executive board member of a French International School where he has in charge with other 7 board members of all administrative and strategic decisions on behalf of the parent’s committee. From September 2012 to February 2020, Dr. Guerel worked as a director for Century 3 Project Management Company where he was in charge on multiple management projects for Fortune 500 companies. From 2001 to 2012, Dr. Guerel was the co-founder and Managing Director of Capital Resources where he was in charge of raising funds for high-end real estate projects. Dr. Guerel obtained his Doctor of Philosophy in Management from HKUST Business School in 2011, and has Master of Laws degrees in Commercial French law and International law from the Law School of Nice Sophia Antipolis.

Number, terms of office and appointment of officers and directors

Our board of directors has five members, three of whom are deemed “independent” under SEC and Nasdaq rules. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Romain Guerel, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Nick He and Rushi Trivedi, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Echo Hindle-Yang and Marc Estigarribia, will expire at our third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officer may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Commencing on the date of the prospectus that we issued in connection with our IPO through the completion of our initial business combination with a target business, we will pay to Arisz Investment LLC, a fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, pursuant to the terms of such agreement, our sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our initial business combination. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s fees, consulting fees and other similar fees, will be paid to our insiders or any of the members of our management team, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Global Market we have at least three independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors had determined that each of Rushi Trivedi, Romain Guerel and Nick He is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Audit Committee

We have established an audit committee of the board of directors, which consists of Rushi Trivedi, Romain Guerel and Nick He, each of whom is an independent director. Nick He serves as chairman of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Nick He qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation Committee

We have established a compensation committee of the board of directors consisting of Rushi Trivedi, Romain Guerel and Nick He, each of whom is an independent director. Rushi Trivedi serves as chairman of the compensation committee.

We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers and reviewing and making recommendations with respect to all non-executive officer compensation;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and will be directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by Nasdaq and the SEC.

Director nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Rushi Trivedi, Romain Guerel and Nick He will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders

Director Compensation

No director will receive cash compensation for serving on our board. Prior to the closing of the offering, the sponsor transferred an aggregate of 57,500 insider shares to the directors.

Compensation Committee Interlocks and Insider Participation

We may not have a compensation committee in place prior to the completion of our initial business combination. Any executive compensation matters that arise prior to the time we have a compensation committee in place will be determined by our independent directors. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of ethics

We adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of interest

Investors should be aware of the following potential conflicts of interest:

•        None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•        Unless we consummate our initial business combination, our officers, directors and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

•        The insider shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their insider shares or private units. Furthermore, Arisz Investment LLC has agreed that the private units will not be sold or transferred by it until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 12 months (or up to 18 months if our time to complete a business combination is extended as described herein) from the date of the prospectus that we issued in connection with our IPO. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

Our Current Charter provides that to the extent allowed by law, the doctrine of corporate opportunity, shall not apply with respect to Arisz or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of such doctrine would conflict with any fiduciary duties or contractual obligations they may have, except in the circumstances that any officer or director learns of, or was offered a, corporate opportunity solely in their capacity as a director or officer of Arisz. This provision in our Current Charter had no impact on Arisz’s search for an acquisition target.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers and directors:

Individual	Entity	Entity’s Business	Affiliation
Echo Hindle-Yang	MSQ Ventures	Healthcare Advisory Firm	Chief Executive Officer
Marc Estigarribia	MSQ Ventures	Healthcare Advisory Firm	Managing Director
Rushi Trivedi	RepliGene Life Sciences	Cell Therapy and Gene Therapy Development	Founder
Romain Guerel	Lycée Français	Education Institution	Board Member
Nick He	GPS Renting	Real Estate Investment	Co-Founder

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(1)      Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

(2)      Each individual listed has a fiduciary duty with respect to each of the listed entities opposite from his name.

Our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their insider shares and private shares if we are unable to complete our initial business combination within the required time frame. If they purchased shares of common stock in our IPO or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to convert such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or other insiders, unless we have obtained (i) an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). In no event will our insiders or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described elsewhere in this proxy statement/prospectus. We entered into indemnity agreements with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Position
Leo Lu	42	Chief Executive Officer and Chairman of the board of directors
Calla Zhao	38	Financial Controller
Celine Lu*	39	Director Nominee
Stephen Markscheid*	68	Independent Director Nominee
Xin Li*	45	Independent Director Nominee
Yeeli Hua Zheng*	51	Independent Director Nominee

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*        Each of Ms. Celine Lu, Mr. Stephen Markscheid, Mr. Xin Li and Ms. Yeeli Hua Zheng [has] accepted appointment as our director, effective upon the consummation of the Business Combination.

Mr. Leo Lu will serve as the chief executive officer and the chairman of the board of PubCo upon consummation of the Business Combination. Mr. Lu is the founder of BitFuFu and has served as its executive officer since its inception. Prior to joining BitFuFu, Mr. Lu was a business director of Bitmain from July 2018 to November 2019, where he was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. From November 2015 to July 2018, Mr. Lu was the general manager of information service department of the China Financial Assets Exchange (CFAE.cn). Mr. Lu received dual bachelor’s degrees of computer science and technology and literature from University of Electronic Science and Technology of China.

Ms. Calla Zhao will serve as the financial controller of PubCo upon consummation of the Business Combination. Ms. Zhao has served as the financial controller of BitFuFu since September 2021. Prior to joining BitFuFu, Ms. Zhao served as the financial controller and head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021. She worked as an auditor at KPMG Huazhen LLP from 2005 to 2011. Ms. Zhao graduated from Peking University with a bachelor’s degree in accounting.

Ms. Celine Lu [has] agreed to serve as a director of PubCo upon consummation of the Business Combination. Ms. Lu has served as the senior director of blockchain department of Bitmain since 2018. Ms. Lu is the founder of Great Chiliocosm World Pisces (Tianjin) Enterprise Management Co. and has served as the general manager since January 2021. From April to August 2020, Ms. Lu served as a senior director of wealth management operations at JD Digits Technology Holdings Co. Ltd., a financial platform operating under JD.com Inc. (Nasdaq: JD; HKEx: 9618). From September 2018 to March 2020, Ms. Lu worked at Bitmain, where she founded and was responsible for Bitmain’s digital assets mining service business. From January 2011 to September 2018, Ms. Lu served as the managing director of gaming business of 360 Security Technology Inc. (SHEx: 601360), where she oversaw its strategic investments, business operations and project innovations. From July 2004 to December 2009, Ms. Lu served at several positions at Tencent Holdings Ltd. (HKEx: 700), including strategic analyst, operational analyst and product development officer. Ms. Lu received a bachelor’s degree of computer science and technology with a dual degree in international economics from the University of Electronic Science and Technology of China.

Mr. Stephen Markscheid [has] agreed to serve as an independent director of PubCo upon consummation of the Business Combination. Mr. Markscheid has been the chief financial officer of Childwise, a company specializing in early childhood and education training since 2020. He has also been the chairman of Still Waters Green Technology, a United Kingdom-based renewable energy developer, since 2019. He is a member of the board of directors of Fanhua Inc. (Nasdaq: FANH), Jinko Solar, Inc. (NYSE: JKS), Xiaobai Maimai Inc. (Nasdaq: AHG), and ZZ Capital International Limited (HKEx: 8295). He is also a trustee emeritus of Princeton-in-Asia, a nonprofit social service organization affiliated with Princeton University. He acted as a director, interim chief executive officer and chief financial officer of Fellazo Inc. in 2020. From 2014 to 2017, he was a partner of Wilton Partners, a boutique investment bank. From 2007 to 2011, he was the chief executive officer of Synergenz BioScience, Inc., a genomics company. Prior to that, Mr. Markscheid was the chief executive officer of HuaMei Capital Company, Inc., an investment advisory firm from 2006 to 2007. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University, a master’s degree in international affairs and economics from the School of Advanced International Studies at Johns Hopkins University, and an MBA degree from Columbia University.

Mr. Xin Li [has] agreed to serve as an independent director of PubCo upon consummation of the Business Combination. Mr. Li Xin has extensive experience in the management of companies and connections in the investment sector. He served as the chief financial officer of ECMOHO Limited (Nasdaq: MOHO) from May 2021 to January 2022, and of Airnet Technology Inc. (Nasdaq: ANTE) from March 2019 to March 2021.Prior to that, Mr. Li was an assistant to president and the CFO of Grass Green Group, where he led several investment and M&A projects. Before joining Grass Green Group, Mr. Li was a managing director of CICFH Fund Management Co., Ltd. (the “CICFH”) and concurrently served as CFO of the fund’s portfolio company in 2016 and 2017. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received an MBA degree from Duke University and a bachelor’s degree in international finance and accounting from Tsinghua University.

Ms. Yeeli Hua Zheng [has] agreed to serve as an independent director of PubCo upon consummation of the Business Combination. Ms. Zheng had been the head of NASDAQ Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on NASDAQ. Prior to NASDAQ, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining in NYSE in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee under its board of directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee.    PubCo’s audit committee will consist of Mr. Xin Li, Ms. Yeeli Hua Zheng and Mr. Stephen Markscheid, chaired by Mr. Xin Li. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that Mr. Xin Li qualifies as an “audit committee financial expert.” The audit committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

•        reviewing and recommending to PubCo’s board of directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•        obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its board of directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to PubCo’s board of directors; and

•        such other matters that are specifically delegated to PubCo’s audit committee by PubCo’s board of directors from time to time.

Compensation Committee.    PubCo’s compensation committee will consist of Ms. Yeeli Hua Zheng, Ms. Celine Lu and Mr. Stephen Markscheid, chaired by Ms. Yeeli Hua Zheng. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting periodically to PubCo’s board of directors; and

•        such other matters that are specifically delegated to the compensation committee by PubCo’s board of directors from time to time.

Nominating and Corporate Governance Committee.    PubCo’s nominating and corporate governance committee will consist of Mr. Xin Li, Mr. Leo Lu and Ms. Yeeli Hua Zheng, chaired by Mr. Xin Li. PubCo has determined that each of them satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to PubCo’s board of directors for election or re-election to PubCo’s board of directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s board of directors;

•        reviewing periodically with PubCo’s board of directors the current composition of PubCo’s board of directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to PubCo’s board of directors such criteria with respect to nomination or appointment of members of its board of directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        recommending to PubCo’s board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of PubCo’s board of directors in its performance and effectiveness as a whole.

Terms of Directors and Officers

PubCo’s directors may be elected by a resolution of its board of directors, or by an ordinary resolution of PubCo’s shareholders, pursuant to the memorandum and articles of association of PubCo effective immediately prior to completion of the Business Combination. PubCo’s directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by PubCo to be or becomes of unsound mind, (3) resigns his office by notice in writing to PubCo, (4) without special leave of absence from PubCo’s board, is absent from three consecutive board meetings and PubCo’s board of directors resolve that his office be vacated; or (5) is removed from office pursuant to any other provision of the memorandum and articles of association of PubCo. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, PubCo’s directors owe to PubCo fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to it a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with the memorandum and articles of association of PubCo, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. PubCo company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. See “Description of PubCo’s Securities” for additional information on PubCo’s standard of corporate governance under Cayman Islands law.

PubCo’s board of directors has all the powers necessary for managing, and for directing and supervising, PubCo’s business affairs. The functions and powers of PubCo’s board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office and its responsibilities of the officers;

•        exercising the borrowing powers of PubCo and mortgaging the property of PubCo; and

•        approving the transfer of shares in PubCo, including the registration of such shares in PubCo’s share register.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

BitFuFu’s Executive Officers Compensation

For the years ended December 31, 2021 and 2022, BitFuFu paid aggregate cash compensation of approximately US$0.15 million and US0.3 million, respectively, to its directors and executive officers as a group. BitFuFu does not pay or set aside any amounts for pensions, retirement or other benefits for its directors and executive officers. BitFuFu did not incur or pay any share-based payments to its directors and executive officers in the 2020 period, 2021 or 2022.

Employment Agreements

BitFuFu has entered into employment agreements with each of BitFuFu’s executive officers for a specified time period provided that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by prior written notice. BitFuFu may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as bankruptcy, act of dishonesty or fraud, conviction of criminal offence, breach of law or misconduct or negligence in the discharge of duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of BitFuFu, any proprietary information, technical data, trade secrets and know-how of BitFuFu’s company or the confidential or proprietary information of any third party, including BitFuFu’s subsidiaries and clients, received by BitFuFu. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment.

2022 Share Incentive Plan

On March 9, 2022, BitFuFu’s board of directors adopted the 2022 share incentive plan (“2022 Share Incentive Plan”) to motivate attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of BitFuFu’s business. Under the 2022 Share Incentive Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is 7,894,737, or the award pool, which constitutes 5% of the total issued and outstanding shares of BitFuFu on a fully-diluted basis as of the date of adoption. KASTLE LIMITED, a company incorporated in Hong Kong (“Trustee”), was engaged as the trustee of employee benefit trusts to administer share awards to be granted under the 2022 Share Incentive Plan. As of the date of this proxy statement/prospectus, BitFuFu has not granted any award under the 2022 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.

Types of awards.    The 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by BitFuFu’s board of directors or compensation committee of the board, or the committee.

Plan administration.    BitFuFu’s board of directors or the committee administers the 2022 Share Incentive Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.    Awards granted under the 2022 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and BitFuFu’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    BitFuFu may grant awards to its employees, directors and consultants.

Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.    The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to BitFuFu or its subsidiaries, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or BitFuFu’s executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.    Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years. BitFuFu’s board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of ARIZ Common Stock as of the Record Date prior to the consummation of the Business Combination (pre-Business Combination) and of the Ordinary Shares of PubCo immediately following the consummation of the Business Combination (post-Business Combination), assuming that no Public Shares are redeemed and, alternatively, that the maximum number of Public Shares is redeemed, by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Arisz to be the beneficial owner of more than 5% of shares of ARIZ Common Stock or of PubCo’s Ordinary Shares (assuming no redemptions);

•        each of Arisz’s current executive officers and directors and all of Arisz’s current executive officers and directors as a group; and

•        each person who will (or is expected to) become an executive officer or director of PubCo following the consummation of the Business Combination and all executive officers and directors of PubCo as a group following the consummation of the Business Combination.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Arisz believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately following the consummation of the Business Combination, sole voting and investment power with respect to all shares of ARIZ Common Stock (or Ordinary Shares of PubCo, as the case may be) that they beneficially own, subject to applicable community property laws.

Any shares of ARIZ Common Stock subject to options or warrants exercisable within 60 days following the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of ARIZ Common Stock prior to the consummation of the Business Combination (pre-Business Combination) is based on [8,901,389] issued and outstanding shares of ARIZ Common Stock as of the Record Date. The expected beneficial ownership of PubCo ordinary shares following the consummation of the Business Combination (post-Business Combination), assuming none of our Public Shares are redeemed has been determined based upon the following: (i) the issuance of 15,000,000 Class A Ordinary Shares of PubCo and 135,000,000 Class B Ordinary Shares of PubCo to the shareholders of BitFuFu, (ii) the conversion of each share of ARIZ Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued PubCo Class A Ordinary Share, (iii) the conversion of each ARIZ Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one PubCo Class A Ordinary Share, (iv) the issuance of 7,000,000 PubCo Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,250,000 PubCo Class A Ordinary Shares to Chardan, and (vi) the issuance of 750,000 PubCo Class A Ordinary Shares to Aqua. Assuming the above, there would be [169,311,958] Ordinary Shares of PubCo issued and outstanding.

The expected beneficial ownership of PubCo ordinary shares following the consummation of the Business Combination (post-Business Combination), assuming the maximum of Public Shares have been redeemed has been determined based on the following: (i) the ARIZ stockholders (other than the ARIZ stockholders listed in the table below) have exercised their redemption rights with respect to [6,900,000] Public Shares, (ii) the issuance of 15,000,000 Class A Ordinary Shares of PubCo and 135,000,000 Class B Ordinary Shares of PubCo to the shareholders of BitFuFu, (iii) the conversion of each share of ARIZ Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued PubCo Class A Ordinary Share, (iv) the conversion of each ARIZ Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one PubCo Class A Ordinary Share, (v) the issuance of 7,000,000 PubCo Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (vi) the issuance of 2,250,000 PubCo Class A Ordinary Shares to Chardan, (vi) the issuance of 750,000 PubCo Class A Ordinary Shares to Aqua, and (v) the issuance of [125,000] shares pursuant to the Backstop Agreement. Assuming the above, there would be [162,411,958] ordinary shares of

PubCo issued and outstanding. The total potential ownership interest of the Sponsor and its affiliates in PubCo, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond 60 days is [            ] PubCo ordinary shares, or [        ]%, assuming maximum redemptions.

	Pre-Business Combination		Post Business Combination
	Common Stock		Assuming No Redemption				Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of Shares	% of Outstanding Shares	Class A Ordinary Shares	Class B Ordinary Shares	% of PubCo Ordinary Shares	% of voting power	Class A Ordinary Shares	Class B Ordinary Shares	% of PubCo Ordinary Shares	% of voting power
Directors and Executive Officers of Arisz:
Echo Hindle-Yang(2)	1,579,294	17.74	1,579,294	—	1.01	*	1,579,294	—	[•]	*
Marc Estigarribia	10,000	*	10,000	—	*	*	10,000	—	[•]	*
Rushi Trivedi	2,500	*	2,500	—	*	*	2,500	—	[•]	*
Romain Guerel	2,500	*	2,500	—	*	*	2,500	—	[•]	*
Nick He	2,500	*	2,500	—	*	*	2,500	—	[•]	*
All officers and directors as a group (5 individuals)	1,596,794	17.93	1,596,794	—	1.02	*	1,596,794	—	[•]	*

Holders of 5% or more of our common stock:
Arisz Investment LLC(3)	1,579,294	17.74	1,579,294	—	*	*	1,579,294	—	[•]	*
Shaolin Capital Management LLC(4)	725,000	8.1
Lighthouse Investment Partners, LLC(5)	474,400	5.3
Saba Capital Management, L.P.(6)	484,741	5.4
Weiss Asset Management LP(7)	739,919	8.3
Polar Asset Management Partners Inc.(8)	634,174	7.1
Mizuho Financial Group, Inc.(9)	507,400	5.7
Directors and Executive Officers of Combined Company After Consummation of Business Combination:
Leo Lu(10)(11)	—	—	—	135,000,000	79.7	[•]	—	135,000,000	83.1	[•]
Calla Zhao(10)	—	—	—	—	—	—	—	—	—	—
Celine Lu(10)	—	—	—	—	—	—	—	—	—	—
Stephen Markscheid(10)	—	—	—	—	—	—	—	—	—	—
Xin Li(10)	—	—	—	—	—	—	—	—	—	—
Yeeli Hua Zheng(10)	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers of Combined Company as a group	—	—	—	135,000,000	79.7	[•]	—	135,000,000	83.1	[•]
Five Percent Holders of Combined Company After Consummation of the Business Combination:
Leo Lu(10)(11)	—	—	—	135,000,000	79.7	[•]	—	135,000,000	83.1	[•]
Antdelta Investment Limited(12)	—	—	10,500,000	—	6.2	[•]	10,500,000	—	6.5	[•]

____________

*        Less than one percent.

(1)      Unless otherwise indicated, the business address of each of the following entities or individuals is c/o MSQ Ventures, 12 East 49th Street, 17th Floor, New York, NY, 10017.

(2)      Includes shares owned Arisz Investment LLC, over which Echo Hindle-Yang has voting and dispositive power. Ms. Hindle-Yang disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

(3)      Our Chairman and Chief Executive Officer has voting and dispositive power over the shares owned by Arisz Investment LLC. Arisz Investment LLC may assign its rights and obligations under the Backstop Agreement to another entity.

(4)      Pursuant to a Schedule 13G filed on February 14, 2023. The address for the Reporting Person is 230 NW 24th Street, Suite 603, Miami, FL 33127. The report does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The report is signed by Anthony Giraulo, Chief Financial Officer.

(5)      Pursuant to a Schedule 13G filed on February 14, 2023. The address for the Reporting Person is 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410. The report does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The report is signed by Robert P. Swan, Vice President.

(6)      Pursuant to a Schedule 13G filed on February 14, 2023. The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174. Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), and Mr. Boaz R. Weinstein (together, the “Reporting Persons”) share voting and dispositive power over the shares.

(7)      Pursuant to a Schedule 13G filed on February 10, 2023.The address of the reporting persons is 222 Berkeley St., 16th floor, Boston, Massachusetts 02116. The reporting persons are Weiss Asset Management LP, a Delaware limited partnership, WAM GP LLC, a Delaware limited liability company, and Andrew M. Weiss, Ph.D., a United States citizen, who share voting and dispositive power over the shares.

(8)      Pursuant to a Schedule 13G filed on February 9, 2023. The principal business office is at 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6. The report does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The report is signed by Andrew Ma, Chief Compliance Officer.

(9)      Pursuant to a Schedule 13G filed on February 14, 2022. The principal business office is 1 – 5 – 5, Otemachi, Chiyoda — ku, Tokyo 100 — 8176, Japan. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary. The report does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The report is signed by Shigeru Umekawa, Managing Director.

(10)    Unless otherwise indicated, the business address of each of the following individuals is 111 North Bridge Road,
#15-01 Peninsula Plaza, Singapore 179098.

(11)    Represents 135,000,000 PubCo Class A Ordinary Shares to be issued to Chipring Technology Limited, a company wholly owned by Mr. Leo Lu. The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(12)    Represent the sum of (i) 7,500,000 PubCo Class A Ordinary Shares to be issued pursuant to the Merger Agreement and (ii) 3,000,000 PubCo Class A Ordinary Shares to be issued pursuant to the PIPE Subscription Agreement, in each case to Antdelta Investment Limited, a company wholly owned by BitMain Technologies Holding Company, The registered address of Antdelta Investment Limited is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands.

CERTAIN TRANSACTIONS

Certain Transactions of Arisz

Insider Shares

On August 5, 2021, Arisz issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000. On October 29, 2021, Arisz effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share, of which, up to 225,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of Arisz’s issued and outstanding shares after the IPO. As the over-allotment option was fully exercised on September 22, 2021, no portion of the Insider Shares are subject to forfeiture.

In connection with the execution of the Merger Agreement, the Sponsor and Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of ET Shares has been completed. In addition, on October 10, 2022, the Sponsor and ET, entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of Arisz common stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. As of the date of this proxy statement/prospectus, the transfer of Additional ET Shares has not been completed.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, Arisz completes a liquidation, merger, stock exchange or other similar transaction which results in all of Arisz’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On August 5, 2021, the Sponsor agreed to loan Arisz up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the earlier of March 31, 2022 or the closing the IPO. Concurrently with the IPO, the Company repaid the outstanding balance of $105,000 to the Sponsor.

Administrative Services

Arisz entered into an administrative services agreement with the Sponsor pursuant to which Arisz pays a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or liquidation, Arisz will cease paying these monthly fees. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination.

Backstop Agreements

The Backstop Agreement terminated as per its terms on July 31, 2022.

On July 14, 2022, each of Arisz, the Company, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares, as specified therein.

October 13, 2022 the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

The foregoing description of the New Backstop Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the New Backstop Agreement, a copy of which was filed as Exhibit 10.2 to Arisz’s Current Report on Form 8-K, filed with the SEC on October 14, 2022 and is incorporated by reference herein.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our insiders, officers or directors unless we have obtained an opinion from an independent investment banking firm and the approval of a majority of our disinterested and independent directors (if we have any at that time) that the business combination is fair to our unaffiliated stockholders from a financial point of view. In no event will our insiders, or any of the members of our management team be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

Certain Transactions of BitFuFu

Transactions with shareholders

In the 2020 period, 2021 and 2022, Computing Inactive Beijing Technology Ltd (“Computing Inactive”), an entity controlled by Mr. Lu, provided services in relation to management consultancy, research and development and marketing efforts to BitFuFu, with a transaction amount of US$102,547, US$906,939 and nil, respectively. In addition, Mr. Lu paid for certain of BitFuFu’s operating expenses at the inception of BitFuFu’s business, and as of December 31, 2021, the amount due to Mr. Lu for these payments was US$24,993, which has been repaid as of December 31, 2022. In 2022, amount due from Mr. Lu was US$37,316 in connection with advance payment to Mr. Lu for business trip expenses.

Transactions with Bitmain and its affiliates

In 2021 and 2022, BitFuFu purchased mining equipment related to its sourcing service from Bitmain Technologies Holding Company and its affiliates (“Bitmain Group”), which were related parties of Bitmain’s shareholders. As of December 31, 2021, the outstanding amount due from Bitmain Group was US$75.3 million, which represented BitFuFu’s prepayment for mining equipment related to the sourcing services of mining equipment transactions. The mining equipment was delivered in several batches and fully utilized as of December 31, 2022. In addition, Bitmain Group provided mining equipment rental and hosting service to BitFuFu in 2021 and 2022, with a transaction amount of US$7.0 million and US$83.9 million, respectively. As of December 31, 2021 and 2022, the amount due to Bitmain Group was US$46,566 and US$67.2 million, respectively, which represented the unpaid service fees to Bitmain Group.

Employment Agreements

See section headed “PubCo’s Directors and Executive Officers after The Business Combination — Employment Agreements.”

Share Incentive Plans

See section headed “PubCo’s Directors and Executive Officers after The Business Combination — 2022 Share Incentive Plan.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences (i) of the exercise of redemption rights by U.S. Holders (defined below) of ARIZ Common Stock, (ii) of the Redomestication Merger to U.S. Holders of ARIZ Common Stock (excluding any redeemed shares), ARIZ Rights, and ARIZ Warrants (collectively, the “Arisz securities”), and (iii) of the subsequent ownership and disposition of PubCo Class A Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to Arisz and PubCo.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Arisz securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former citizens or long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        any holder that is not a U.S. Holder;

•        holders of PubCo Class B Ordinary Shares;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received shares of ARIZ Common Stock or PubCo Class A Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of ARIZ Common Stock, or, after the Business Combination, the issued PubCo Class A Ordinary Shares (excluding treasury shares);

•        holders holding Arisz securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•        controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation section 1.367(b)-3(b)(1)(ii); or

•        the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Arisz securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Arisz securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because ARIZ Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a ARIZ Unit should be treated as the owner of the underlying component Arisz securities for U.S. federal income tax purposes. The discussion below with respect to Arisz securities should also apply to holders of ARIZ Units (as the deemed owner of the underlying component Arisz securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ARIZ SECURITIES AND, AFTER THE BUSINESS COMBINATION, PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ARISZ STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING

THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its ARIZ Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the ARIZ Common Stock under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the ARIZ Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the ARIZ Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ARIZ Common Stock redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the ARIZ Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gain realized by a non-corporate U.S. Holders is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of ARIZ Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Arisz’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ARIZ Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the ARIZ Common Stock. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the ARIZ Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of ARIZ Common Stock treated as held by the U.S. Holder (including any ARIZ Common Stock constructively owned by the U.S. Holder as a result of owning ARIZ Warrants or ARIZ Rights) relative to all of the shares of ARIZ Common Stock outstanding both before and after the redemption. The redemption of ARIZ Common Stock generally will be treated as a sale or exchange of the ARIZ Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Arisz or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only ARIZ Common Stock actually owned by the U.S. Holder, but also shares of ARIZ Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include ARIZ Common Stock which could be acquired pursuant to the exercise of the ARIZ Warrants or ARIZ Rights. In order to meet the substantially disproportionate test, (i) the percentage of Arisz’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of ARIZ Common Stock must be less than 80% of the percentage of Arisz’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of Arisz’s outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of Arisz’s stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the ARIZ Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the ARIZ Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other ARIZ Common Stock. The redemption of the ARIZ Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Arisz. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Arisz will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ARIZ Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining ARIZ Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its ARIZ Warrants or possibly in other ARIZ Common Stock constructively owned by it.

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders

If the Redomestication Merger Qualifies as a Reorganization

The following discussion, “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders,” constitutes the opinion of Loeb & Loeb, counsel to Arisz, as to the material U.S. federal income tax consequences of the Redomestication Merger to U.S. Holders of Arisz securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

It is intended that the Redomestication Merger qualify as a “reorganization” within the meaning of Section 368 of the Code. However, U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Redomestication Merger qualifies as a reorganization, and that none of Arisz, PubCo or the Company has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Business Combination. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. persons to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of Arisz securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from Arisz pursuant to the Redomestication Merger to certain subsidiary corporations in connection with the Business Combination. If the indirect stock transfer rules apply, then the requirements under Section 367(a) of the Code generally would require U.S. Holders to recognize gain, but not loss, in the Redomestication Merger. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of Arisz securities for PubCo securities.

Because it is intended that the Redomestication Merger qualify as a reorganization under the provisions of Section 368 of the Code and provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its Arisz securities pursuant to the Business Combination should not recognize gain or loss on the exchange of Arisz securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Class A Ordinary Shares received as a result of the Business Combination should equal the aggregate adjusted tax basis of the ARIZ Common Stock and the ARIZ Rights surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the ARIZ Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the Arisz securities surrendered in the exchange. If Section 367(a) of the Code applies to the Redomestication Merger, as described above, a U.S. Holder may be required to recognize gain (but not loss) as a result of the Redomestication Merger.

If the Redomestication Merger Does Not Qualify as a Reorganization

If the Redomestication Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder that exchanges its Arisz securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the Arisz securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Arisz securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Arisz securities for PubCo securities pursuant to the Business Combination, the qualification of the Redomestication Merger as a reorganization, and the potential application of Section 367(a) to the Redomestication Merger.

Certain U.S. Federal Income Tax Consequences of the Business Combination to Arisz and PubCo

The following discussion is a summary of certain U.S. federal income tax consequences of the Business Combination to Arisz and PubCo.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally is considered a resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, PubCo, which is a Cayman Islands-incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, PubCo would be liable for U.S. federal income tax on its income like any other U.S. corporation, and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at the rate of 30% or such lower rate as provided by an applicable treaty. As a result, taxation as a U.S. corporation could have a material adverse effect on PubCo’s financial position and results from operations. The Section 7874 rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

In the Business Combination, PubCo will directly acquire all of Arisz’s assets through Arisz merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity. As a result, the determination of whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on the application of the substantial business activities test and the Ownership Test. PubCo is not expected to satisfy the substantial business activities test based on its activities in the Cayman Islands after the completion of the Business Combination. Accordingly, PubCo must determine whether the Ownership Test has been met.

Based on the complex rules for determining share ownership under Section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, PubCo expects to take the position that after completion of the Business Combination, former shareholders of Arisz will own, by reason of owning (or being treated as owning) stock of Arisz, less than 80% of the voting power and value of the PubCo securities. Therefore, PubCo is not expected to satisfy the Ownership Test, and PubCo is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, PubCo’s position depends in part on the position that the Ownership Test is determined after the Business Combination rather than immediately after the Redomestication Merger for purposes of Section 7874 of the Code.

No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination. If the IRS were to apply Section 7874 of the Code immediately after completion of the Redomestication Merger, but before the Business Combination, then Section 7874 of the Code is generally expected to treat PubCo as a U.S. corporation for U.S. federal income tax purposes.

The application of the Ownership Test is extremely complex, and the applicable Treasury Regulations relating to the Ownership Test are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of the Ownership Test to the facts and circumstances of the proposed transactions are uncertain. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect PubCo’s status as a non-U.S. corporation for U.S. federal income tax purposes. Accordingly, PubCo’s expectation that Section 7874 of the Code will not apply to treat PubCo as a U.S. corporation for U.S. federal income tax purposes is subject to challenge, and there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

Gain Recognized by Arisz as a Result of the Redomestication Merger

Although corporations generally do not recognize gain or loss on the transfer of assets pursuant to a reorganization under Section 368 of the Code, Section 367 of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. corporations to recognize gain (but not loss) with respect to certain transfers to foreign corporations in certain cross-border reorganizations.

Even if the Redomestication Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code, as a result of Section 367 of the Code, Arisz will recognize gain (but not loss) on the transfer of its assets to PubCo, to the extent that the fair market value of such assets exceeds Arisz’s adjusted basis in such assets.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination, assuming PubCo is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Distribution on PubCo Class A Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income any distribution of cash or property paid on PubCo Class A Ordinary Shares that is treated as a dividend for U.S. federal income tax purposes. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of

PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by PubCo will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq (on which PubCo intends to apply to list the PubCo Class A Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the PubCo Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the spot exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

To the extent that the amount of any distribution made by PubCo on the PubCo Class A Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Class A Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of PubCo Class A Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Class A Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Class A Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Class A Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Class A Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, and subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Class A Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo Class A Ordinary

Share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo Class A Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of warrants are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Class A Ordinary Shares received generally would equal the holder’s basis in the PubCo Warrants exchanged therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the PubCo Class A Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant and will not include the period during which the U.S. Holder held the PubCo Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Class A Ordinary Share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of PubCo Warrants with a fair market value equal to the exercise price for the number of PubCo Warrants deemed exercised. For this purpose, the number of warrants deemed exercised would be equal to the amount needed to receive on exercise the number of PubCo Class A Ordinary Shares issued pursuant to the cashless exercise. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the PubCo Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the PubCo Warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the PubCo Warrants. In this case, a U.S. Holder’s tax basis in the PubCo Class A Ordinary Shares received would equal the sum of the fair market value of the PubCo Warrants deemed surrendered and the U.S. Holder’s tax basis in the PubCo Warrants deemed exercised. A U.S. Holder’s holding period in the PubCo Class A Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if PubCo, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The application of these rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that PubCo’s Bitcoin mining operations could cause PubCo to hold digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income. Further, the digital assets themselves could be treated as passive assets.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Class A Ordinary Shares and how, and how quickly,

PubCo uses liquid assets and cash obtained in the Business Combination may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2022 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code.

If PubCo were determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of PubCo securities and, in the case of PubCo Class A Ordinary Shares, the U.S. Holder did not make a valid “mark-to-market” election, such U.S. Holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. Holder on the sale or other disposition of PubCo securities and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the PubCo Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for PubCo securities;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of PubCo’s first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Although a determination as to PubCo’s PFIC status will be made annually, an initial determination that PubCo is a PFIC will generally apply for subsequent years to a U.S. Holder who held PubCo securities while PubCo was a PFIC, whether or not PubCo meets the test for PFIC status in those subsequent years.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) PubCo Class A Ordinary Shares and for which PubCo is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its PubCo Class A Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its PubCo Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Class A Ordinary Shares over the fair market value of its PubCo Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its PubCo Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Class A Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its PubCo Class A Ordinary Shares and for which PubCo is treated as a PFIC. Currently, a mark-to-market election may not be made with respect to PubCo Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which PubCo intends to list the Class A Ordinary Shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minims quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard with respect to the Class A Ordinary Shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of PubCo Class A Ordinary Shares under their particular circumstances.

If PubCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if PubCo were to receive a distribution from, or dispose of all or part of PubCo’s interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo securities should consult their own tax advisors concerning the application of the PFIC rules to PubCo securities under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends (including constructive dividends) received by U.S. Holders of PubCo Class A Ordinary Shares, and the proceeds received on the disposition of PubCo Class A Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of ARIZ Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders who are required to report specified foreign financial assets on IRS Form 8938 and/or foreign bank and financial accounts on FinCEN Report 114 and fail to do so may be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, by filing the appropriate claim for refund and timely providing the required information to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Shares

According to the Memorandum and Articles of Association of PubCo, the authorized share capital of the PubCo is $50,000 divided into (i) [•] PubCo Ordinary Shares of par value of $0.0001 each, comprised of (a) [•] PubCo Class A Ordinary Shares of par value of US$0.0001 each, and (b) [•] PubCo Class B Ordinary Shares of par value of $0.0001 each, and (ii) [•] shares of a par value of US$[•] each of such class or classes (however designated) as the board of directors of PubCo may determine in accordance with the Articles of Association of PubCo (and which shares may be issued with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as board of directors of Pubco may think appropriate). All of the PubCo Ordinary Shares issued in connection with the Redomestication Merger will be freely transferable by persons other than PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below.

The PubCo Ordinary Shares issued in connection with the Acquisition Merger will also be registered at the Closing, but will be subject to the Lock-up Agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and the PubCo Memorandum and Articles of Association, the fully paid-up PubCo Ordinary Shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

At the closing of the Business Combination, certain holders of Company Ordinary Shares shall execute Lock-up Agreements, pursuant to which such holders shall agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares held by them, (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) for the duration of the six month Lock-Up Period.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction”

if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal [•] equity shares (not including the PIPE Shares); or

•        the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act, any of PubCo’s employees, directors, officers, consultants or advisors, other than PubCo’s affiliates, who purchased shares from PubCo in connection with a qualified compensatory stock plan or other written agreement in compliance with Rule 701 before the effective date of a registration statement under the Securities Act is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144. An affiliate of PubCo can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of PubCo can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about PubCo.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Registration Rights

PubCo has agreed to give holders of certain restricted securities, including Ordinary Shares, the Private Shares, and the shares purchased in the PIPE Financing, registration rights to facilitate the resale of such restricted securities. Additional details of these rights can be found under the section titled “Proposal 2 — The Acquisition Merger Proposal — Amended and Restated Registration Rights Agreement and — PIPE Subscription Agreements.”

DESCRIPTION OF ARISZ’S SECURITIES

General

The following description summarizes all of the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement that we filed in connection with our IPO.

Units

Each unit consists of one share of common stock, one right and one redeemable warrant. Each right entitles the holder thereof to receive one-twentieth (1/20) of a share of common stock upon consummation of our initial business combination. We will not issue fractional shares in connection with an exchange of rights. As a result, you must hold rights in multiples of 20 in order to receive shares for all of your rights upon closing of a business combination. Each redeemable warrant entitles the registered holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per full share, subject to adjustment as described in this proxy statement/prospectus, and shall expire five years after the completion of an initial business combination, or earlier upon redemption. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only warrants in multiples of four may be exercised at any given time by a warrant holder. For example, if a warrant holder holds one warrant to purchase three-fourths (3/4) of one share, such warrant shall not be exercisable. If a warrant holder holds four warrants, such warrants will be exercisable for one share. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware law.

The common stock, rights and warrants comprising the units began separate trading on December 9, 2021 Holders have the option to continue to hold units or separate their units into the component pieces. Holders will need to have their brokers contact our transfer agent in order to separate the units into shares of common stock, rights and warrants.

Private Units

The private units are identical to the units sold in the IPO except that (a) the private units and their component securities will not be transferable, assignable or salable until after the completion of our initial business combination except to permitted transferees, and (b) the private warrants, so long as they are held by our sponsor or its permitted transferees, will be entitled to registration rights, and (iv) with respect to the private units held by Chardan, for so long as they are held by the underwriters, will not be exercisable more than five years from the effective date of the registration statement that we fled in connection with our IPO in accordance with FINRA Rule 5110(g)(8)(A).

Common Stock

Holders of record of our common stock are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our insiders, officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to our IPO, including both the insider shares and the private shares, and any shares acquired in the IPO or following the IPO in the open market, in favor of the proposed business combination.

We will consummate our initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause our net tangible assets to be less than $5,000,001 and, assuming a quorum is present at the meeting, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting are voted in favor of the business combination.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our amended and restated certificate of incorporation, if we do not consummate our initial business combination within 12 months (or up to 18 months if our time to complete a business combination is extended as described herein) from the closing of the IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the trust account, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our insiders have agreed to waive their rights to share in any distribution with respect to their insider shares and private shares.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if the Business Combination is completed. If we hold a stockholder vote to amend any provisions of our certificate of incorporation relating to stockholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a business combination), we will provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the trust account promptly following consummation of the business combination or the approval of the amendment to the certificate of incorporation. If the business combination is not consummated or the amendment is not approved, stockholders will not be paid such amounts

Preferred Stock

There are no shares of preferred stock outstanding. Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement that we entered into in connection with our IPO prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on our initial business combination. We may issue some or all of the preferred stock to effect our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

Rights included as part of Units

Except in cases where we are not the surviving company in a business combination, each holder of a right will automatically receive one-twentieth (1/20) of a share of common stock upon consummation of our initial business combination, even if the holder of a public right converted all shares of common stock held by him, her or it in connection with the initial business combination or an amendment to our certificate of incorporation with respect to our pre-business combination activities. In the event we will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-twentieth (1/20) of a share underlying each right upon consummation of the business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional shares of common stock upon consummation of an initial business combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours). If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

The rights are issued in registered form under a rights agreement between Continental Stock Transfer & Trust Company, as rights agent, and us. The rights agreement provides that the terms of the rights may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding rights in order to make any change that adversely affects the interests of the registered holders.

We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware law. As a result, you must hold rights in multiples of 20 in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Additionally, in no event will we be required to net cash settle the rights. Accordingly, the rights may expire worthless.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the rights agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. We note, however, that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Warrants

Each whole warrant entitles the registered holder to purchase three-fourths of a share of common stock at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an initial business combination and 12 months from the date of the prospectus we issued in connection with our IPO. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years after the completion of an initial business combination at 5:00 p.m., Eastern time, or earlier upon redemption or liquidation.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the volume weighted average trading price of our shares of common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the Market Price.

The private warrants are identical to the public warrants underlying the units sold in the IPO, except that such private warrants are subject to transfer restrictions and entitled to registration rights.

We may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price that is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average trading price of our common stock for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors, including the price of our shares of common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the shares of common stock are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.99% of the shares of common stock issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying shares of common stock and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in shares of common stock, or by a split up of the shares of common stock or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. We note, however, that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the offering pursuant to Rule 462(b) under the Securities Act, in which case we will effect a stock dividend immediately prior to the consummation of the offering in such amount as to maintain the number of insider shares at 20.0% of our issued and outstanding shares of our common stock upon the consummation of the IPO. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent, Rights and Warrant Agent

The transfer agent for our common stock, rights agent for our rights and warrant agent for our warrants is Continental Stock Transfer & Trust Company, One State Street, 30 Floor, New York, New York 10004.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

We are subject to the provisions of Section 203 of Delaware General Corporation Law, or the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Staggered board of directors

Our certificate of incorporation provides that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by resolution of the board of directors, or by the Chairman or the Chief Executive Officer.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Exclusive forum for certain lawsuits

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, or any claim for aiding and abetting any such alleged breach, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the federal securities laws, including the Securities Act as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. Notwithstanding the foregoing, the inclusion of such provision in our amended and restated certificate of incorporation will not be deemed to be a waiver by our stockholders of our obligation to comply with federal securities laws, rules and regulations, and the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

DESCRIPTION OF PUBCO’S SECURITIES

General

PubCo is an exempted company incorporated in the Cayman Islands with limited liability, and its affairs are governed by its Memorandum and Articles of Association, and the laws of the Cayman Islands.

As of the date of this proxy statement/prospectus, the authorized share capital of the PubCo is $50,000 divided into 500,000,000 PubCo Ordinary Shares of par value of US$0.0001 each, with one Ordinary Share issued and outstanding.

Upon the completion of the Business Combination, the authorized share capital of the PubCo will be US$50,000 divided into (i) [•] PubCo Ordinary Shares of par value of US$0.0001 each, comprised of (a) [•] PubCo Class A Ordinary Shares of par value of US$0.0001 each and (b) [•] PubCo Class B Ordinary Shares of par value of $0.0001 each, and (ii) [•] shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of PubCo may determine in accordance with the Articles of Association of PubCo (and which shares may be issued with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as board of directors of Pubco may think appropriate).

Following the completion of the Business Combination, PubCo will have [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding (assuming no redemption), or [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding (assuming maximum redemption). All of the PubCo Ordinary Shares issued and outstanding, and all of its Ordinary Shares to be issued pursuant to the Redomestication Merger and Acquisition Merger will be issued as fully paid.

The following includes a summary of the material provisions of the memorandum and articles of association of the PubCo after the completion of the Redomestication Merger and Cayman Islands law in so far as they relate to the material terms of PubCo’s Ordinary Shares. Immediately prior to the consummation of the Redomestication Merger, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association.” The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.

Ordinary Shares.    The PubCo’s Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of PubCo’s Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings. PubCo’s Ordinary Shares are issued in registered form and are issued when registered in its register of members.

Conversion.    Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time at the option of the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of PubCo Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of PubCo Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such PubCo Class B Ordinary Shares shall be automatically and immediately converted into the same number of PubCo Class A Ordinary Shares.

Dividends.    The holders of Ordinary Shares are entitled to such dividends as may be declared by the board of directors of PubCo or declared by PubCo’s shareholders by ordinary resolution (provided that no dividend may be declared by PubCo’s shareholders which exceeds the amount recommended by its directors). PubCo’s Memorandum and Articles of Association provide that dividends may be declared and paid out of PubCo’s lawfully available funds. Under the laws of the Cayman Islands, PubCo may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in PubCo being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights.    Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to five (5) votes, voting together as one class on all matters submitted to a vote by PubCo’s shareholders at any general meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the Memorandum and Articles of Association. PubCo’s shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders.    As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that it may (but is not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by PubCo’s directors.

Shareholders’ general meetings may be convened by the chairperson of the board of directors of PubCo or a majority of its board of directors (acting by a resolution of the board of directors). Advance notice of at least ten (10) calendar days is required for the convening of the annual general shareholders’ meeting (if any) and any other general meeting of PubCo’s shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder present in person or by proxy, representing not less than one-third of all votes attaching to PubCo’s issued and outstanding shares entitled to attend and vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. PubCo’s Memorandum and Articles of Association provide that upon the requisition of any one or more of shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of PubCo entitled to attend and vote at general meetings, the board of directors of PubCo will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, PubCo’s Memorandum and Articles of Association do not provide PubCo’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of her or his Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by PubCo’s board of directors.

PubCo’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo’s board of directors may also decline to register any transfer of any Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to us in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as PubCo’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation.    On the winding up of PubCo, if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares.    PubCo’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares.    PubCo may issue shares on terms that such shares are subject to redemption, at its option or at the option of the holders of these shares, on such terms and in such manner as may be determined by PubCo’s board of directors or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares on such terms and in such manner as have been approved by PubCo’s board of directors or by an ordinary resolution of its shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if PubCo can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares.    If at any time, PubCo’s share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares.    PubCo’s Memorandum and Articles of Association authorize its board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

PubCo’s Memorandum and Articles of Association also authorize its board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

PubCo’s board of directors may issue preferred shares without action by its shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of books and records.    Holders of PubCo’s Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or our corporate records (save for PubCo’s register of mortgages and charges, its Memorandum and Articles of Association and special resolutions of its shareholders). However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-takeover provisions.    Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that:

•        authorize PubCo’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by PubCo’s shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under PubCo’s Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

Exempted company.    PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

PubCo Warrants

Set forth below is also a description of the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Warrant Agreement, dated as of November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company, which was filed as Exhibit 4.2 to the Current Report on Form 8-K, filed by Arisz on November 23, 2021.

The PubCo Warrants will have the same terms as the ARIZ Warrants. Each PubCo Warrant entitles the holder thereof to purchase three-fourths (3/4) of one PubCo Class A Ordinary Share at a price of $11.50 per full share. PubCo will not issue fractional shares. As a result, a warrant holder must exercise its PubCo Warrants in multiples of four, at a price of $11.50 per full share, subject to adjustment, to validly exercise the PubCo Warrants. The PubCo Warrants will become exercisable on the later of the completion of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

•        if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price, so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants; however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding. Historical trading prices for our common stock have not exceeded the $16.50 per share threshold at which the public warrants would become redeemable. However, this could occur in connection with or after the closing of the Business Combination.

In the event we determined to redeem the public warrants, holders of redeemable warrants will be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via posting of the redemption notice to DTC.

PubCo Rights

Set forth below is also a description of the PubCo Rights that will be issued and outstanding upon the consummation of the Business Combination. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Rights Agreement, dated as of November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company, which was filed as Exhibit 4.1 to the Current Report on Form 8-K, filed by Arisz on November 23, 2021 (the “Rights Agreement”).

The PubCo Rights will have the same terms as the ARIZ Rights. Each holder of a right will receive one-twentieth (1/20) of one share PubCo Class A Ordinary Share upon consummation of the Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering of Arisz. Upon the consummation of the Business Combination, the holders of the PubCo Rights will be required to affirmatively covert their rights in order to receive 1/20 PubCo Class A Ordinary Share underlying each right (without paying additional consideration) as per the terms of the Rights Agreement. The PubCo Class A Ordinary Shares issuable upon conversion of the PubCo Rights will be freely tradable (except to the extent held by affiliates of the Company).

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of Arisz’s common stock will become shareholders of PubCo and their rights will be governed by the Cayman Islands law and the Memorandum and Articles of Association. Currently, the rights of Arisz stockholders are governed by the laws of the State of Delaware and Arisz’s amended and restated certificate of incorporation.

This section describes the material differences between the rights of Arisz stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between Arisz’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and Arisz’s and PubCo’s organizational documents. For information on Arisz’s amended and restated certificate of incorporation see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

	Cayman Islands	Delaware
Title of organizational documents	Memorandum and Articles of Association	Certificate of Incorporation and Bylaws
Duties of directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purposes of which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of the company and its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Limitations on personal liability of directors

The Companies Act has no equivalent provision to Delaware law regarding the limitation of director’s liability.

However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director for money damages to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith or that involve intentional

	Cayman Islands	Delaware
fraud, dishonesty, willful default or willful neglect in the fulfilment of fiduciary duties.

misconduct or a knowing violation of law, unlawful payment of dividends or unlawful stock repurchase or redemption. In addition, an exculpatory provision with terms described in the previous sentence cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

Indemnification of directors, officers, agents and others

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

PubCo’s Memorandum and Articles of Association provide that PubCo shall indemnify and secure harmless its directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such officers and directors, other than by reason of such officer’s or director’s own dishonesty, willful default or fraud, in or about the conduct of its business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such officer and director in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PubCo’s directors, officers or persons controlling PubCo under the foregoing provisions, PubCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is or is threatened to be made a party to an action, suit or proceeding who acted in good faith and in a manner they believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct would be unlawful, against amounts actually and reasonably incurred. Additionally, under the Delaware General Corporation Law, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Interested directors

Under PubCo’s Memorandum and Articles of Association, directors who are in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction must declare the nature of their interest at a meeting of the board of directors. Subject to the applicable Nasdaq Listing Rules and disqualification by the chairperson of the relevant board meeting, a

Under Delaware law, a transaction in which a director has an interest is not void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction

	Cayman Islands	Delaware

director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding such director’s interest, and if such director has properly disclosed his or her interest, such director’s vote shall be counted, and such director may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders; or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee of the board, or the stockholders. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting requirements

As a matter of Cayman Islands law, certain matters must be approved by special resolution of the shareholders, including amending or adopting memorandum or articles of association of a Cayman Islands company, reduction of share capital, change of name, authorization of a plan of merger, voluntary winding up of the company or the recalling of the voluntary liquidation of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds, or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. PubCo’s Memorandum and Articles of Association require that a special resolution be passed by a majority of not less than two-thirds of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. PubCo’s Memorandum and Articles of Association provide that an ordinary resolution is a resolution (1) passed by a simple majority of such shareholders as, being entitled to do so, vote in person (or, where proxies are allowed, by proxy) at a general meeting. Where a poll is taken, regard shall be had in computing a majority to the number of votes to which each shareholder is entitled or (2) approved in writing by all of the shareholders entitled

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date, unless otherwise provided in a corporation’s certificate of incorporation. Except as otherwise provided under the Delaware General Corporation Law or by the corporation’s certificate of incorporation or bylaws, under Delaware law, all matters brought before a meeting of stockholders at which a quorum is present (other than the election of directors) require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at that meeting. Certain matters for stockholder approval, including the approval of certain merger agreements, certain amendments to the certificate of incorporation, and the sale, lease, or exchange of all or substantially all of the corporation’s assets will require approval of the holders of a majority of the outstanding capital stock. The certificate of incorporation may also include a provision requiring supermajority approval by the directors or stockholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested stockholders of publicly traded corporations may require approval by a supermajority of the non-interested stockholders.

	Cayman Islands	Delaware

to vote at a general meeting in one or more instruments each signed by one or more of the shareholders. The effective date of the resolution so adopted shall be the date on which the instrument (or the last of such instruments, if more than one) is executed.

Voting for directors

PubCo’s Memorandum and Articles of Association provide that PubCo’s directors may be appointed by an ordinary resolution of its shareholders, or by the affirmative vote of a simple majority of the remaining directors, to fill a casual vacancy on the board of directors or as an addition to the board of directors.

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Cumulative voting	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands. PubCo’s Memorandum and Articles of Association do not provide for cumulative voting.	Under the Delaware law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.
Directors’ powers regarding bylaws	PubCo’s Memorandum and Articles of Association may only be amended by a special resolution of the shareholders of the company.	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.
Nomination and removal of directors and filling vacancies on board

Nomination and removal of directors and filling of board vacancies are governed by the provisions of PubCo’s Memorandum and Articles of Association which provide that directors may be removed with or without cause, by an ordinary resolution of its shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has vacated office earlier) at the next or a subsequent annual general meeting, or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision.

In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind or dies; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and our board resolves that his or her office be vacated; or (5) is removed from office pursuant to any other provisions of our post-offering memorandum and articles of association.

Stockholders may generally nominate directors if they comply with any applicable advance notice provisions and other procedural requirements in company bylaws.

Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting.

Unless otherwise provided for in the certificate of incorporation or bylaws, directorship vacancies may be filled by a majority of the directors elected or then in office, or by the stockholders.

	Cayman Islands	Delaware
Mergers and similar arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or

Cayman Islands	Delaware

consolidation is entitled to payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•   the statutory provisions as to the required majority vote have been met;

•   the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•   the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the

	Cayman Islands	Delaware

expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder suits

In principle, PubCo will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, PubCo to challenge:

•   an act which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit a winning plaintiff to recover attorneys’ fees incurred in connection with such action.

	Cayman Islands	Delaware
(g) Inspection of corporate records

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of the register of members or other corporate records (other than the PubCo’s Memorandum and Articles of Association, the register of mortgages and charges, the register of directors and officers and any special resolutions of PubCo’s shareholders) of the company. However, these rights may be provided in the PubCo’s Memorandum and Articles of Association and PubCo’s directors are empowered to allow its shareholders to inspect the list of shareholders and to receive annual audited financial statements.

Under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of lists of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation. A complete list of the stockholders entitled to vote at a stockholders’ meeting generally must be available for stockholder inspection at least 10 days before the meeting.

Shareholder proposals and calling of special shareholder meetings least 10 days before the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. PubCo’s Memorandum and Articles of Association allow its shareholders holding in aggregate not less than one-third (1/3) of all votes attached to all issued and outstanding shares that as of the date of the deposit carry the right to vote at the general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, other than this right to requisition a shareholders’ meeting, PubCo’s Memorandum and Articles of Association do not provide its shareholders with any other right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but is not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by PubCo’s directors.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Approval of corporate matters by written consent

Cayman Islands law and PubCo’s Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, stockholders may take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

	Cayman Islands	Delaware
Dissolution; winding up

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under Delaware law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. A Delaware corporation may also be dissolved by decree or judgment of a Delaware court in certain circumstances.

Variation of rights of shares

Under PubCo’s Memorandum and Articles of Association, if PubCo’s share capital is divided into more than one class of shares, PubCo may materially and adversely vary the rights attached to any class only with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of such class.

Under Delaware law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Dividends and stock repurchase

The holders of PubCo’s Ordinary Shares are entitled to such dividends as may be declared by PubCo’s board of directors. In addition, PubCo’s shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by its directors. PubCo’s Memorandum and Articles of Association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, PubCo may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in PubCo being unable to pay its debts as they fall due in the ordinary course of business.

The Delaware General Corporation Law provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year, and Delaware common law also imposes a solvency requirement with respect to the payment of dividends. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

Furthermore, applicable Delaware statutory and common law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation and only if the corporation is solvent at the time of the redemption or repurchase, and the redemption or repurchase would not render the corporation insolvent.

	Cayman Islands	Delaware
Transactions with interested shareholders

Cayman Islands law has no comparable statute. As a result, PubCo cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

PubCo was incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

PubCo’s Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, its officers, directors and shareholders, be arbitrated.

Upon the completion of the Business Combination, a majority of PubCo’s operations will be conducted outside the United States, and a majority of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint [•] as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Travers Thorp Alberga, PubCo’s counsel as to Cayman Islands law, have advised PubCo that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of United States courts obtained against PubCo or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against PubCo or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga has informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, as a matter of common law, recognize a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment: (1) is final; (2) is not in respect of taxes, a fine or a penalty; and (3) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

In general, the judgment creditor is responsible for enforcing the order or judgment in all civil claims under Singapore law, and the Singapore Courts will not be responsible for the commencement of enforcement proceedings. A judgment creditor may enforce an order or judgment through writ of possession, writ of seizure and sale, writ of delivery and garnishee proceedings. If a party subject to a judgment does not comply with a court order, the Singapore court may commence committal proceedings, through which the court can determine penalties against such party. Where a foreign judgment is obtained in a court of law outside of Singapore, the party seeking enforcement may have to register the foreign judgment with the High Court of Singapore before it can be enforced in Singapore.

With respect to the registration of a foreign judgment, it is noted that Singapore does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with United States. Further, it is unclear if extradition treaties currently in effect between the United States and Singapore would permit enforcement of criminal penalties of U.S. federal securities laws. In this case, the judgment creditor may be required to commence an action for the recovery of judgment debt in the Singapore courts under common laws to recognize and enforce the judgment.

As a general matter, the interpretation and enforcement of laws and regulations in Singapore involve a certain degree of uncertainty. As local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that BitFuFu and its subsidiaries may enjoy in the locations that they operate in. Moreover, the local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect BitFuFu and its subsidiaries’ judgment on the relevance of legal requirements and their ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to exact payments or benefits from BitFuFu and its subsidiaries.

PRC

Upon the completion of the Business Combination, there will be one independent director of the PubCo who resides in mainland China. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts obtained against an individual who resides in mainland China predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or entertain original actions brought in each respective jurisdiction against an individual who resides in mainland China predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments.

In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against an individual who resides in mainland China if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants to acquire PubCo Ordinary Shares will be passed upon by Travers Thorp Alberga, Cayman Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. Counsel respectively.

EXPERTS

The combined and consolidated financial statements of BitFuFu as of and for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021 included in this registration statement have been audited by WWC, P.C. Certified Public Accountants, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Arisz Acquisition Corp. for the period from July 21, 2021 (inception) through September 30, 2021 included in this registration statement have been audited by Friedman LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this registration statement, and are included in reliance on such report given upon such firm as experts in auditing and accounting. The financial statements of Arisz Acquisition Corp. for the year ended September 30, 2022 included in this registration statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, thereon, appearing elsewhere in this registration statement, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Arisz knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Arisz and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Arisz’s proxy statement/prospectus. Upon written or oral request, Arisz will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Arisz deliver single copies of such documents in the future. Shareholders may notify Arisz of their requests by calling or writing Arisz at its principal executive offices at c/o MSQ Ventures, 12 East 49th Street, 17th Floor, New York, NY, 10017, Attn: Echo Hindle-Yang.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Arisz is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Arisz, PubCo nor BitFuFu has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Arisz stockholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

ARISZ ACQUISITION CORP.

FINFRONT HOLDING COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-45
Consolidated Balance Sheets as of December 31, 2020, 2021 and 2022	F-46
Consolidated Statements of Comprehensive (Loss) Income for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-47
Consolidated Statements of Shareholders’ (Deficit) Equity for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-48
Consolidated Statements of Cash Flows for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-49
Notes to the Consolidated Financial Statements	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Arisz Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arisz Acquisition Corp. (the “Company”) as of September 30, 2022, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of September 30, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

New York, NY
December 6, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Arisz Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arisz Acquisition Corp. (the “Company”) as of September 30, 2021 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from July 21, 2021 (inception) through September 30, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and the results of its operations and its cash flows for the period from July 21, 2021 (inception) through September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, its business plan is dependent on the completion of a financing and the Company’s cash and working capital as of September 30, 2021 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We have served as the Company’s auditor since 2021.

New York, NY
October 15, 2021

ARISZ ACQUISITION CORP.
BALANCE SHEETS

	September 30, 2022	September 30, 2021
Assets
Current assets:
Cash	$173,789	$75,000
Deferred offering costs	—	75,000
Prepaid expenses	16,836	—
Total current assets	190,625	150,000
Investments held in Trust Account	69,286,800	—
Total Assets	$69,477,425	$150,000

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$103,063	$20,490
Franchise tax payable	46,800	—
Income tax payable	49,057	—
Promissory note – related party	—	105,000
Total current liabilities	198,920	125,490
Deferred underwriting fee payable	2,587,500	—
Total Liabilities	2,786,420	125,490

Commitments and Contingencies

Common stock subject to possible redemption, 6,900,000 shares at conversion value of $10.04 per share	69,286,800	—

Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 6,900,000 shares subject to possible redemption) issued and outstanding at September 30, 2022 and 1,725,000(1) issued and outstanding at September 30, 2021	200	172
Additional paid-in capital	—	24,828
Accumulated deficit	(2,595,995)	(490)
Total Stockholders’ Equity (Deficit)	(2,595,795)	24,510
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	$69,477,425	$150,000

____________

(1)      Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the year ended September 30 2022	For the period from July 21, 2021 (inception) through September 30, 2021
General and administrative expenses	$544,157	$490
Franchise tax expenses	53,194	—
Loss from Operations	(597,351)	(490)

Other income:
Interest earned on investment held in Trust Account	286,800	—

Loss before income taxes	(310,551)	(490)

Income taxes provision	49,057	—
Net loss	$(359,608)	$(490)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,893,151	—
Basic and diluted net income per share, common stock subject to possible redemption	$0.55	—
Basic and diluted weighted average shares outstanding, non-redeemable common stock	1,961,132	1,500,000
Basic and diluted net loss per share, non-redeemable common stock	$(1.85)	$(0.00)

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the year ended September 30, 2022

	Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ Equity/(deficit)
	Shares	Amount
Balance, September 30, 2021	1,725,000	$172	$24,828	$(490)	$24,510
Sale of public units in initial public offering	6,900,000	690	68,999,310	—	69,000,000
Sale of private placement units	276,389	28	2,763,858	—	2,763,886
Sale of unit purchase option to underwriter	—	—	100	—	100
Underwriter commissions	—	—	(4,312,500)	—	(4,312,500)
Offering costs	—	—	(425,383)	—	(425,383)
Reclassification of common stock subject to redemption	(6,900,000)	(690)	(59,614,295)	—	(59,614,985)
Allocation of offering costs to common stock subject to redemption	—	—	4,760,749	—	4,760,749
Accretion of common stock to redemption value	—	—	(12,196,667)	(2,235,897)	(14,432,564)
Net loss for the year	—	—	—	(359,608)	(359,608)
Balance as of September 30, 2022	2,001,389	$200	$—	$(2,595,995)	$(2,595,795)

For the period from July 21, 2021 (inception) through September 30, 2021

	Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ equity/(deficit)
	Shares	Amount
Balance – July 21, 2021 (Inception)	—	$—	$—	$—	$—
Common stock issued to initial stockholders(1)	1,725,000	172	24,828	—	25,000
Net loss	—	—	—	(490)	(490)
Balance as of September 30, 2021	1,725,000	$172	$24,828	$(490)	$24,510

____________

(1)      Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the year ended September 30, 2022	For the period from July 21, 2021 (inception) through September 30, 2021
Cash flows from operating activities:
Net loss	$(359,608)	$(490)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investment held in Trust Account	(286,800)	—
Changes in operating assets and liabilities:
Prepaid expenses	(16,836)	—
Accounts payable and accrued expenses	82,573	(490)
Income tax payable	49,057	—
Franchise tax payable	46,800
Net cash used in operating activities	(484,814)	—

Cash Flows from Investing Activities:
Purchase of investment held in Trust Account	(69,000,000)	—
Net cash used in investing activities	(69,000,000)	—

Cash Flows from Financing Activities:
Proceeds from promissory note- related party	—	105,000
Proceeds from issuance of shares of common stock to initial stockholders		25,000
Proceeds from sale of public units through public offering	69,000,000	—
Proceeds from sale of private placement units	2,763,886	—
Proceeds from sale of unit purchase option	100
Repayment of promissory note to related party	(105,000)	—
Payment of underwriters’ commissions	(1,725,000)	—
Payment of deferred offering costs	(350,383)	(55,000)
Net cash provided by financing activities	69,583,603	75,000

Net change in cash	98,789	75,000
Cash, beginning of the year	75,000	—
Cash, end of the year	$173,789	$75,000

Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$59,614,985	$—
Deferred underwriting fee	$2,587,500	$—
Accretion of common stock to redemption value	$14,432,564	$—

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation

Arisz Acquisition Corp. (“Arisz” or the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company has selected September 30 as its fiscal year end.

As of September 30, 2022, the Company had not commenced any operations. All activities through September 30, 2022 have been limited to organizational activities as well as activities related to the Initial Public Offering (“IPO” as defined below in Note 3). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

The Company’s sponsor is Arisz Investments LLC (the “Sponsor”), a Delaware limited liability company affiliated with the Company’s Chairman and Chief Executive Officer.

On January 21, 2022, Arisz entered into a merger agreement with Finfront Holding Company, a Cayman Islands exempted company (the “BitFuFu”), pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser” or “PubCo”), (b) Purchaser would form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. On April 4, 2022, each of Arisz and BitFuFu entered into that certain Amendment to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Island corporate law matters by mutual agreement.

On July 14, 2022, each of Arisz , BitFuFu, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, and 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023, and 3) extend the Outside Date to August 1, 2023.

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Financing

The registration statement for the Company’s IPO became effective on November 17, 2021. On November 22, 2021 the Company consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Public Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886, which is described in Note 4.

Concurrently, the Company repaid $105,000 to the Sponsor, under related party loan evidenced by promissory note issued on August 5, 2021.

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

Transaction costs amounted to $5,587,733, consisting of $1,725,000 of underwriting fees, $2,587,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,275,233 of other offering costs.

Trust Account

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer& Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders and Chardan have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares, Underwriter Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 15 months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the IPO to consummate a Business Combination. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 15 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 18 months to complete a business combination) (the “Combination Period”).

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or underwriters acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Going Concern Consideration

As of September 30, 2022, cash of $173,789 and a working capital of $87,562 (excluding income tax and franchise tax payable). The Company has 15 months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the IPO to consummate a Business Combination. It is uncertain that we will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

On November 9, 2022, the Company deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023. It is uncertain that the Company will be able consummate a Business Combination by this date. If a Business Combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination within 15 months from the closing of the IPO, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has not been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

At this time, it has been determined that none of the IR Act tax provisions have an impact to the Company’s fiscal 2022 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $173,789 and $75,000 in cash as of September 30, 2022 and September 30, 2021, respectively. The Company did not have any cash equivalents for both fiscal years.

Investments held in Trust Account

At September 30, 2022, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to- maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A–“Expenses of Offering”. Offering costs $5,587,733 consisting primarily of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of September 30, 2022, shares of common stock subject to possible redemption are presented at redemption value of $10.04 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution and money market funds held in the Trust Account. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of September 30, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the year ended September 30, 2022	For the period from July 21, 2021 (inception) to September 30, 2021
Net Loss	$(359,608)	$(490)
Accretion of common stock to redemption value	(14,432,564)	—
Net loss including accretion of common stock to redemption value	$(14,792,172)	$(490)
	For the year ended September 30, 2022
	Redeemable shares	Non- redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$(11,098,722)	$(3,693,450)
Accretion of common stock to redemption value	14,145,764	—
Allocation of net income (loss)	$3,333,842	$(3,693,450)

Denominators:
Weighted-average shares outstanding	5,893,151	1,961,132
Basic and diluted net income/(loss) per share	$0.57	$(1.88)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

	For the period from July 21, 2021 (inception) to September 30, 2021
	Redeemable shares	Non- redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$—	$(490)
Accretion of common stock to redemption value	—	—
Allocation of net income (loss)	$—	$(490)

Denominators:
Weighted-average shares outstanding	—	1,500,000
Basic and diluted net income/(loss) per share	$—	$(0.00)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and the State of New York as its only “major” tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on November 22, 2021, the Company sold 6,000,000 Units at $10.00 per Public Unit, generating gross proceeds of $60,000,000. The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Each Public Unit consists of one share of common stock (“Public Share”), one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-twentieth (1/20) of one share of common stock upon the consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 15 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

All of the 6,900,000 Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of September 30, 2022, the shares of common stock reflected on the balance sheets are reconciled in the following table.

As of September 30, 2022
Gross proceeds	$69,000,000
Less:
Proceeds allocated to Public Warrants	(6,658,288)
Proceeds allocated to Public Rights	(2,726,727)
Offering costs of Public Shares	(4,760,749)
Plus:
Accretion of carrying value to redemption value	14,432,564
Class A Common stock subject to possible redemption	$69,286,800

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 253,889 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,538,886 in a private placement. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Insider Shares

On August 5, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share, of which, up to 225,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO. As the over-allotment option was fully exercised on November 24, 2021, no portion of the Insider Shares are subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On August 5, 2021, the Sponsor agreed to loan the Company up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the earlier of March 31, 2022 or the closing the IPO. Concurrently with the IPO, the Company repaid the outstanding balance of $105,000 to the Sponsor.

Administrative Services Agreement

The Company entered into an administrative services agreement with the Sponsor pursuant to which the Company pays a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or liquidation, the Company will cease paying these monthly fees. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. For the year ended September 30, 2022 and the period from July 21 (inception) to September 30, 2021, the Company incurred $100,000 and none, respectively, in fees for these services, of which $100,000 and none are included in accounts payable and accrued expenses in the accompanying balance sheets September 30, 2022 and September 30, 2021, respectively.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has not been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the insider shares, the private units, securities underlying the Unit Purchase Option and any units that may be issued upon conversion of working capital loans or extension loans (and any securities underlying the private units or units issued upon conversion of the working capital loans or extension loans) will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

The Company has granted Chardan for a period of 24 months after the date of the consummation of the Company’s Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, for any and all future public and private equity and debt offerings.

Underwriting Agreement

The Company has granted Chardan, the representative of the underwriters, a 45-day option from the date of this prospectus to purchase up to 900,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $1,725,000. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $2,587,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 0.75% of the gross proceeds of the IPO in the form of common stock of the Company at a price of $10.00 per share, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (the “Unit Purchase Option”) to purchase 115,000 units (as the over-allotment option was fully exercised on November 24, 2021) exercisable at $11.50 per Unit (or an aggregate exercise price of $1,322,500) commencing on the later of six months from the effective date of the registration statement related to the IPO and the consummation of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the IPO. The Units issuable upon exercise of the Unit Purchase Option are identical to those offered in the IPO. The Company accounts for the Unit Purchase Option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to stockholders’ equity. The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies Risks and Uncertainties (cont.)

and selected dealer participating in the IPO and their bona fide officers or partners. The Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the Unit Purchase Option.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share. At September 30, 2022, there were 2,001,389 shares of common stock issued and outstanding (excluding 6,900,000 shares subject to possible redemption).

Rights — Each holder of a right will receive one-twentieth (1/20) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive 1/20 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per full share and will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination, and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

•        if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination except to permitted transferees.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	September 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trust Account – U.S. Treasury Securities Money Market Fund	$69,286,800	$69,286,800	—	—

Note 9 — Income Taxes

The Company’s net deferred tax assets are as follows:

September 30, 2022
Deferred tax asset
Net operating loss carryforward	$—
Startup/Organization Expenses	20,396
Total deferred tax asset	20,396
Valuation allowance	(20,396)
Deferred tax asset, net of allowance	$—

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Income Taxes (cont.)

The income tax provision consists of the following:

For the Year ended September 30, 2022
Federal
Current	$49,057
Deferred	(20,294)
State
Current	$—
Deferred	—
Change in valuation allowance	20,294
Income tax provision	$49,057

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

For the Year ended September 30, 2022
Income at U.S. statutory rate	21.00%
State taxes, net of federal benefit	0.00%
Transaction costs	(30.26)%
Change in valuation allowance	(6.53)%
(15.80)%

As of September 30, 2022, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The change in the valuation allowance was $20,294 for the year ended September 30, 2022.

The provisions for U.S. federal and state income taxes were $49,057 and $0 for the year ended September 30, 2022 and for the period from July 21, 2021 (inception) to September 30, 2021, respectively. The Company’s tax returns for the year ended September 30, 2022 and 2021 remain open and subject to examination.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through December 6, 2022 when the financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023, and 3) extend the Outside Date to August 1, 2023.

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On October 24, 2022, Arisz received $740,000, the first installment of the Loan, from BitFuFu.

On November 9, 2022, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023.

ARISZ ACQUISITION CORP.
UNAUDITED CONDENSED BALANCE SHEETS

	December 31, 2022	September 30, 2022 (Audited)
Assets
Current assets:
Cash	$165,606	$173,789
Prepaid expenses	11,145	16,836
Total current assets	176,751	190,625

Investments held in Trust Account	70,463,045	69,286,800
Total Assets	$70,639,796	$69,477,425

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$221,982	$103,063
Interest payable	4,825	—
Franchise tax payable	58,800	46,800
Income tax payable	148,310	49,057
Promissory note – Bitfufu	740,000	—
Total current liabilities	1,173,917	198,920

Deferred underwriting fee payable	2,587,500	2,587,500
Total Liabilities	3,761,417	2,786,420

Commitments and Contingencies

Common stock subject to possible redemption, 6,900,000 shares at conversion value of $10.21 per share	70,463,045	69,286,800

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389(1) shares (excluding 6,900,000 shares subject to possible redemption) issued and outstanding	200	200
Additional paid-in capital	—	—
Accumulated deficit	(3,584,866)	(2,595,995)
Total Stockholders’ Deficit	(3,584,666)	(2,595,795)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$70,639,796	$69,477,425

____________

(1)      Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
General and administrative expenses	$187,618	$47,396
Franchise tax expenses	12,000	52,400
Loss from Operations	(199,618)	(99,796)

Other income:
Interest earned on investment held in Trust Account	486,246	4,406

Income (loss) before income taxes	286,628	(95,390)

Income taxes provision	99,253	—

Net income (loss)	$187,375	$(95,390)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	2,905,435
Basic and diluted net income per share, common stock subject to possible redemption	$0.06	1.87
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	1,841,676
Basic and diluted net loss per share, non-redeemable common stock	$(0.11)	$(3.00)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Three Month Ended December 31, 2022

	Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholder’ deficit
	Shares	Amount
Balance as of September 30, 2022	2,001,389	$200	$—	$(2,595,995)	$(2,595,795)
Additional amount deposited into trust	—	—	—	(690,000)	(690,000)
Accretion of common stock to redemption value	—	—	—	(486,246)	(486,246)
Net income	—	—	—	187,375	187,375
Balance as of December 31, 2022	2,001,389	$200	$—	$(3,584,866)	$(3,584,666)

For the Three Month Ended December 31, 2021

	Common stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ deficit
	Shares	Amount
Balance, September 30, 2021	1,725,000	$172	$24,828	$(490)	$24,510

Sale of public units in initial public offering	6,900,000	690	68,999,310	—	69,000,000
Sale of private placement units	276,389	28	2,763,858	—	2,763,886
Sale of unit purchase option to underwriter	—	—	100	—	100
Underwriter commissions	—	—	(4,312,500)	—	(4,312,500)
Offering costs	—	—	(425,383)	—	(425,383)
Reclassification of common stock subject to redemption	(6,900,000)	(690)	(59,614,295)	—	(59,614,985)
Allocation of offering costs to common stock subject to redemption	—	—	4,760,749	—	4,760,749
Accretion of common stock to redemption value	—	—	(12,196,667)	(1,949,097)	(14,145,764)
Net loss	—	—	—	(95,390)	(95,390)
Balance as of December 31, 2021	2,001,389	$200	$—	$(2,044,977)	$(2,044,777)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
Cash flows from operating activities:
Net income (loss)	$187,375	$(95,390)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investment held in Trust Account	(486,246)	(4,406)
Changes in operating assets and liabilities:
Prepaid expenses	5,691	(92,598)
Accounts payable and accrued expenses	118,919	(5,402)
Interest payable	4,825	—
Income tax payable	99,253	—
Franchise tax payable	12,000	52,400
Net cash used in operating activities	(58,183)	(145,396)

Cash Flows from Investing Activities:
Cash deposited in trust account	(690,000)	—
Purchase of investment held in Trust Account	—	(69,000,000)
Net cash used in investing activities	(690,000)	(69,000,000)

Cash Flows from Financing Activities:
Proceeds from promissory note to Bitfufu	740,000	—
Proceeds from sale of public units through public offering	—	69,000,000
Proceeds from sale of private placement units	—	2,763,886
Proceeds from sale of unit purchase option	—	100
Repayment of promissory note to related party	—	(105,000)
Payment of underwriters’ commissions	—	(1,725,000)
Payment of deferred offering costs	—	(350,383)
Net cash provided by financing activities	740,000	69,583,603

Net change in cash	(8,183)	438,207
Cash, beginning of the year	173,789	75,000
Cash, end of the year	$165,606	$513,207
Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$—	$59,614,985
Deferred underwriting fee	$2,587,500	$2,587,500
Allocation of offering costs to common stock subject to redemption	—	$4,760,749
Accretion of common stock to redemption value (including additional amount deposited into trust account)	$1,176,246	$14,145,764

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation

Arisz Acquisition Corp. (“Arisz” or the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company has selected September 30 as its fiscal year end.

As of December 31, 2022, the Company had not commenced any operations. All activities through December 31, 2022 are related to the Company’s formation and the Initial Public Offering (“IPO” as defined below in Note 3) and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

The Company’s sponsor is Arisz Investments LLC (the “Sponsor”), a Delaware limited liability company affiliated with the Company’s Chairman and Chief Executive Officer.

On January 21, 2022, Arisz entered into a merger agreement with Finfront Holding Company, a Cayman Islands exempted company (the “BitFuFu”), pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser” or “PubCo”), (b) Purchaser would form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. On April 4, 2022, each of Arisz and BitFuFu entered into that certain Amendment to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Island corporate law matters by mutual agreement.

On July 14, 2022, each of Arisz, BitFuFu, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, and 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023, and 3) extend the Outside Date to August 1, 2023.

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan to the BitFuFu or its designee on or prior to the October 26, 2023 in lieu of paying all outstanding principal under this Note.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On October 24, 2022, Arisz received $740,000, the first installment of the Loan, from BitFuFu.

On November 9, 2022, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

On January 20, 2023, Arisz received $740,000, the second installment of the Loan, from BitFuFu.

On February 7, 2023, the Company notified the trustee of its intent to extend the time available to the Company to consummate a business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents.

On February 9, 2023, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until May 22, 2023.

Financing

The registration statement for the Company’s IPO became effective on November 17, 2021. On November 22, 2021 the Company consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Public Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886, which is described in Note 4.

Concurrently, the Company repaid $105,000 to the Sponsor, under related party loan evidenced by promissory note issued on August 5, 2021.

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

Transaction costs amounted to $5,587,733, consisting of $1,725,000 of underwriting fees, $2,587,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,275,233 of other offering costs.

Trust Account

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders and Chardan have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares, Underwriter Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 15 months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the IPO to consummate a Business Combination. In addition, if the Company anticipates that it may not be able to consummate initial business combination within 15 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 18 months to complete a business combination) (the “Combination Period”).

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, unless the Company seeks and obtains stockholder approval to amend its Amended and Restated Certificate of Incorporation to extend the date by which an initial business combination may be consummated, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or underwriters acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Going Concern Consideration

As of December 31, 2022, cash of $165,606 and a working capital deficit of $790,056 (excluding income tax and franchise tax payable). The Company has 15 months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the IPO to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

On November 9, 2022, the Company deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023. On February 7, 2023, the Company notified the trustee of its intent to extend the time available to the Company to consummate a business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents. On February 9, 2023, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until May 22, 2023. It is uncertain that the Company will be able consummate a Business Combination by the extended date (May 22, 2023). If a Business Combination is not consummated by the required date, unless the Company seeks stockholder approval to amend its Amended and Restated Certificate of Incorporation to extend the date by which an initial business combination may be consummated, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination within 18 months from the closing of the IPO, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has not been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

At this time, it has been determined that none of the IR Act tax provisions have an impact to the Company’s fiscal 2022 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended December 31, 2022 are not necessarily indicative of the results that may be expected for the year ending September 30, 2023 or any future period.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $165,606 in cash and did not have any cash equivalents as of December 31, 2022.

Investments held in Trust Account

At December 31, 2022, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to- maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering”. Offering costs $5,587,733 consisting primarily of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2022, shares of common stock subject to possible redemption are presented at redemption value of $10.21 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution and money market funds held in the Trust Account. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the three months ended December 31, 2022	For the three months ended December 31, 2021
Net income (loss)	$187,375	$(95,390)
Accretion of common stock to redemption value	(1,176,246)	(14,145,764)
Net loss including accretion of common stock to redemption value	$(988,871)	$(14,241,154)

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

	For the three months ended December 31, 2022
	Redeemable shares	Non-redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$(766,533)	$(222,338)
Accretion of common stock to redemption value	1,176,246	—
Allocation of net income (loss)	$409,713	$(222,338)

Denominators:
Weighted-average shares outstanding	6,900,000	2,001,389
Basic and diluted net income/(loss) per share	$0.06	$(0.11)
	For the three months ended December 31, 2021
	Redeemable shares	Non-redeemable shares
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including accretion of common stock	$(8,716,196)	$(5,524,958)
Accretion of common stock to redemption value	14,145,764	—
Allocation of net income (loss)	$5,429,568	$(5,524,958)

Denominators:
Weighted-average shares outstanding	2,905,435	1,841,676
Basic and diluted net income/(loss) per share	$1.87	$(3.00)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company’s effective tax rate was 34.63% and 0.00% for the three months ended December 31, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months ended December 31, 2022 and 2021, due to non-deductible M&A costs.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through December 31, 2022.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and the State of New York as its only “major” tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on November 22, 2021, the Company sold 6,000,000 Units at $10.00 per Public Unit, generating gross proceeds of $60,000,000. The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Each Public Unit consists of one share of common stock (“Public Share”), one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-twentieth (1/20) of one share of common stock upon the consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 15 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 3 — Initial Public Offering (cont.)

All of the 6,900,000 Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2022, the shares of common stock reflected on the balance sheets are reconciled in the following table.

As of December 31, 2022
Gross proceeds	$69,000,000
Less:
Proceeds allocated to Public Warrants	(6,658,289)
Proceeds allocated to Public Rights	(2,726,727)
Offering costs of Public Shares	(4,760,749)
Plus:
Additional amount deposited into trust	690,000
Accretion of carrying value to redemption value	14,918,810
Class A Common stock subject to possible redemption	$70,463,045

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 253,889 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,538,886 in a private placement. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, unless the Company seeks and obtains stockholder approval to amend its Amended and Restated Certificate of Incorporation to extend the date by which an initial business combination may be consummated, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

Insider Shares

On August 5, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share, of which, up to 225,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO. As the over-allotment option was fully exercised on November 24, 2021, no portion of the Insider Shares are subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On August 5, 2021, the Sponsor agreed to loan the Company up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the earlier of March 31, 2022 or the closing the IPO. Concurrently with the IPO, the Company repaid the outstanding balance of $105,000 to the Sponsor.

Administrative Services Agreement

The Company entered into an administrative services agreement with the Sponsor pursuant to which the Company pays a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or liquidation, the Company will cease paying these monthly fees. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. For the three months ended December 31, 2022 and December 31, 2021, the Company incurred $30,000 and $10,000, respectively, in fees for these services, of which $30,000 and $10,000 are included in accounts payable and accrued expenses in the balance sheets December 31, 2022 and December 31, 2021, respectively.

Note 6 — Commitments and Contingencies Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s future financial position, results of its operations and/or search for a target company, there has not been a significant impact as of the date of these financial statements. The financial statements do not include any adjustments that might result from the future outcome of this uncertainty.

Registration Rights

The holders of the insider shares, the private units, securities underlying the Unit Purchase Option and any units that may be issued upon conversion of working capital loans or extension loans (and any securities underlying the private units or units issued upon conversion of the working capital loans or extension loans) will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to two

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies Risks and Uncertainties (cont.)

demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

The Company has granted Chardan for a period of 24 months after the date of the consummation of the Company’s Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, for any and all future public and private equity and debt offerings.

Underwriting Agreement

The Company has granted Chardan, the representative of the underwriters, a 45-day option from the date of the IPO to purchase up to 900,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $1,725,000. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $2,587,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 0.75% of the gross proceeds of the IPO in the form of common stock of the Company at a price of $10.00 per share, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (the “Unit Purchase Option”) to purchase 115,000 units (as the over-allotment option was fully exercised on November 24, 2021) exercisable at $11.50 per Unit (or an aggregate exercise price of $1,322,500) commencing on the later of six months from the effective date of the registration statement related to the IPO and the consummation of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the IPO. The Units issuable upon exercise of the Unit Purchase Option are identical to those offered in the IPO. The Company accounts for the Unit Purchase Option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to stockholders’ equity. The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the Unit Purchase Option.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share. At December 31, 2022, there were 2,001,389 shares of common stock issued and outstanding (excluding 6,900,000 shares subject to possible redemption).

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

Rights — Each holder of a right will receive one-twentieth (1/20) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive 1/20 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per full share and will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination, and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

•        if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination except to permitted transferees.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

ARISZ ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trust Account – U.S. Treasury Securities Money Market Fund	$70,463,045	$70,463,045	—	—

Note 9 — Promissory Note to BitFuFu

Pursuant to the Merger Agreement, on October 10, 2022, the Company issued an unsecured promissory note to BitFuFu up to an aggregate amount of $2,220,000 (see Note 1) at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan to the BitFuFu or its designee on or prior to the October 26, 2023 in lieu of paying all outstanding principal under this Note. As of December 31, 2022, $740,000 of the Note was outstanding with an accrued interest of approximately $4,825.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through February 13, 2022 when the financial statements were issued. Based on the review as further disclosed in the footnotes and except as disclosed below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On January 20, 2023, Arisz received $740,000, the second installment of the Loan, from BitFuFu.

On February 7, 2023, the Company notified the trustee of its intent to extend the time available to the Company to consummate a business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents. On February 9, 2023, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until May 22, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Stockholders of

Finfront Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Finfront Holding Company and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2021.
San Mateo, California

May 12, 2023

FINFRONT HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2022	2021
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		60,430,786	13,312,086
Digital assets of the Company	3	8,010,538	3,926,824
Safeguarding assets related to custodian digital assets of customers	4	—	6,391,531
Accounts receivables, net	5	6,269,847	12,386,322
Amount due from a related party	17	37,316	75,275,000
Prepayments to suppliers		13,273,989	4,368,510
Equity securities	6	1,250,000	—
Other current assets	7	300,777	583,610
Total current assets		89,573,253	116,243,883

Non-current assets:
Equipment, net	8	106,290,963	51,336
Deferred tax assets, net	12	4,471,142	—
Total non-current assets		110,762,105	51,336

Total assets		200,335,358	116,295,219

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables		38,122	10,847,707
Contract liabilities	10	6,442,873	17,427,032
Customer deposit liabilities	11	—	75,275,000
Taxes payables		5,126,203	1,033,384
Safeguarding liabilities related to custodian digital assets of customers	4	—	6,391,531
Accrued expenses and other payables	13	3,291,619	414,929
Amount due to related parties	17	67,162,189	71,559
Total current liabilities		82,061,006	111,461,142

Non-current liabilities:
Long-term payables	9	109,435,141	—
Total non-current liabilities		109,435,141	—

Total liabilities		191,496,147	111,461,142

Commitments and contingencies		—	—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 157,894,737 issued and outstanding as of December 31, 2022 and 2021)		1,579	1,579
Subscription receivable		(1,500)	(1,564,000)
Additional paid-in capital		1,562,421	1,562,421
Retained earnings		7,276,711	4,834,077
Total shareholders’ equity		8,839,211	4,834,077

Total liabilities and shareholders’ equity		200,335,358	116,295,219

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	Notes	2022	2021
		US$	US$	US$
Total revenues	14	198,198,774	103,043,585	102,260

Cost of revenues
Cost of revenue incurred to a related party	17	(83,877,580)	(7,007,454)	—
Cost of revenues incurred to third parties		(59,954,875)	(87,007,158)	(90,617)
Cost of revenue – depreciation and amortization		(18,134,149)	—	—
Total cost of revenues		(161,966,604)	(94,014,612)	(90,617)

Gross profit		36,232,170	9,028,973	11,643

Operating expenses
Sales and marketing expenses		(1,952,111)	(1,606,731)	(3,395)
General and administrative expenses		(2,735,501)	(1,421,509)	(44,931)
Research and development expenses		(1,564,367)	(469,931)	(57,616)
Credit loss provision for receivables	5	(608,188)	—	—
Impairment loss on assets held by FTX	7	(9,826,600)	—	—
Impairment loss on digital assets	3	(12,948,969)	—	—
Impairment loss on mining equipment	8	(11,849,595)	—	—
Loss on disposal of subsidiary		—	(64,490)	—
Realized gain on sales of digital assets	15	4,947,841	369,200	1,567
Realized fair value gain on digital asset borrowings	16	4,206,292	—	—
Total operating expenses		(32,331,198)	(3,193,461)	(104,375)

Operating profit/(loss)		3,900,972	5,835,512	(92,732)

Interest expense		(2,517,119)	—	—
Interest income		343,188	135,300	—
Other income		49,664	632	566
Other expenses		—	(1,750)	—
Income/(Loss) before income taxes		1,776,705	5,969,694	(92,166)
Income tax credit/(expense)	12	665,929	(1,043,451)	—
Net income/(loss) and total comprehensive income/(loss)		2,442,634	4,926,243	(92,166)

Earnings (Loss) per share:
Ordinary shares – basic and diluted	19	0.02	0.03	—

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	19	157,894,737	157,894,737	157,894,737

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Note	Ordinary shares		Subscription receivable	Additional paid-in capital	(Accumulated deficit)/retained earnings	Total shareholders’ (deficit)/equity
		Shares	Amount
			US$	US$	US$	US$	US$
Balance as of December 2, 2020 (inception)		—	—	—	—	—	—
Issuance shares for the reorganization and recapitalization	1	157,894,737	1,579	(1,564,000)	1,562,421	—	—
Net loss		—	—	—	—	(92,166)	(92,166)
Balance as of December 31, 2020		157,894,737	1,579	(1,564,000)	1,562,421	(92,166)	(92,166)
Net income		—	—	—	—	4,926,243	4,926,243
Balance as of December 31, 2021		157,894,737	1,579	(1,564,000)	1,562,421	4,834,077	4,834,077
Receipt of subscription proceeds from a shareholder for the issuance of ordinary shares		—	—	1,562,500	—	—	1,562,500
Net income		—	—	—	—	2,442,634	2,442,634
Balance as of December 31, 2022		157,894,737	1,579	(1,500)	1,562,421	7,276,711	8,839,211

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	Notes	2022	2021
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)		2,442,634	4,926,243	(92,166)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Loss on disposal of a subsidiary		—	64,490	—
Net income received or to be received by digital assets	3	(100,980,973)	(3,422,161)	(10,382)
Impairment loss on digital assets		12,948,969	—	—
Credit loss provision for receivables		608,188
Impairment loss on assets held by FTX	7	9,826,600
Impairment loss on mining equipment	8	11,849,595
Realized fair value gain on digital asset borrowings		(4,206,292)	—	—
Realized gain on sale/exchange of digital assets		(4,947,841)	(369,200)	—
Depreciation of equipment:	8
– Servers, computers, and network equipment		22,304	2,860	—
– Mining equipment		18,134,149	—	—
Interest expenses		2,517,119	—	—
Deferred income tax	12	(4,471,142)	—	—

Changes in operating assets and liabilities:
Prepayments to suppliers		(481,378)	2,491,784	—
Amount due to a related party		132,799,111	(75,275,000)	—
Other current assets		(2,368,589)	(148,100)	—
Accounts payables		25,214	—	102,548
Customer deposit liabilities		(75,275,000)	75,275,000	—
Contract liabilities		(8,075,000)	10,947,311	—
Taxes payables		4,092,819	1,033,384	—
Accrued expenses and other payables		(269,897)	399,931	—
Net cash (used in)/generated from operating activities		(5,809,410)	15,926,542	—

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	3	71,354,362	13,131,775	—
Purchase of digital assets	3	(10,824,901)	(15,692,035)	—
Purchases of equipment		(3,855,215)	(54,196)	—
Prepayment for equity securities		(750,000)	—	—
Purchase of equity securities		(1,250,000)	—	—
Net cash generated from/(used in) investing activities		54,674,246	(2,614,456)	—

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	Notes	2022	2021
		US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Subscription proceeds for the issuance of ordinary shares		1,562,500	—	—
Payment of deferred transaction costs related to pending business combination		(1,674,037)	—	—
Interest paid		(1,634,599)	—	—
Net cash used in financing activities		(1,746,136)	—	—

Net change in cash and cash equivalents		47,118,700	13,312,086	—
Cash and cash equivalents at beginning of year		13,312,086	—	—
Cash and cash equivalents at end of year		60,430,786	13,312,086	—

Supplemental non-cash operating activities
Net digital assets generated from operating activities	3	86,109,208	444,418	1,286,281

Supplemental non-cash investing activities
Net digital assets (used in)/generated from investing activities	3	(82,025,494)	2,195,559	566

Supplemental non-cash financing activities
Receivables in relation to the issuance of ordinary shares to shareholders		—	1,564,000	—
Purchases of equipment with unpaid costs in long-term payable		109,435,141	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION

Nature of operations

Finfront Holding Company (‘‘Finfront’’ together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. Ethereal Tech Pte. Ltd. (“Ethereal”, formerly named as Platinum Innovation Technology Pte. Ltd.”) was incorporated in Singapore on May 8, 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of the Company in connection with a corporate reorganization. Ethereal Tech US Corporation (“Ethereal US”), a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware on December 15, 2021. The Company is principally engaged in the provision of cloud mining business (“Principal Business”).

The Company operates under the trade name of “BitFuFu”, is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. BitFuFu maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

Reorganization

In preparation of its business combination with a special purpose acquisition company (“SPAC”) in the United States, the Company underwent a series of reorganization arrangements in prior year and the following transactions were undertaken to reorganize the legal structure.

(1)    Finfront was established by Sertus Nominees (Cayman) Limited on July 22, 2021. The issued ordinary share of Finfront was 1 share with par value at US$0.00001 when established. The issued 1 ordinary share was then transferred to Chipring Technology Limited (“Chipring”) and additional 149,999,999 ordinary shares with par value at US$0.00001 was allotted to Chipring on the same date of incorporation. The ultimate shareholder of Chipring was Mr. Liang Lu, who also held 100% equity interest of FuFu Technology Limited (“FUFU HK”), a company which was established in Hong Kong, before July 2021.

(2)    In August 2021, the ordinary shares of FUFU HK were increased from 1,000,000 shares with par value at HK$1 to 10,000,000 shares with par value at HK$1. The increased 9,000,000 shares were issued to Finfront. After the capital injection, Finfront held 90% equity interest of FUFU HK and Mr. Liang Lu held the rest 10% equity interest.

(3)    In October 2021, Mr. Liang Lu transferred the rest 10% equity interest in FUFU HK to Finfront and FUFU HK then became a wholly-owned subsidiary of Finfront.

(4)    In December 2021, Finfront issued additional 7,894,737 shares to Antdelta Investment Limited (“Antdelta”).

(5)    In January 2022, the Company entered into an equity transfer agreement with Sky Summit Ventures Limited for the transfer of all its 10,000,000 equity shares held in FUFU HK. The equity transfer was closed on January 26, 2022. Prior to the transfer, all business and main assets of FUFU HK has been transferred to Ethereal since November 2021. Therefore, the transfer did not have impact on the business of the Company.

(6)    In March 2022, Chipring transferred 7,894,737 shares to Fufu ESOP Limited (“FUFU ESOP”). As of December 31, 2022, Finfront was held by three shareholders, Chipring, Antdelta and FUFU ESOP, which hold 90%, 5% and 5% of equity interest of Finfront, respectively.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION (cont.)

After the series reorganization arrangements, Finfront has become the ultimate primary beneficiary of the Company. Since all entities involved in the reorganization arrangements are under common control of Mr. Liang Lu before and after the reorganization, the reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

As of the date of this report, there have been no new developments or changes to the reorganization arrangement, and it remains in place. Therefore, the Company’s financial statements continue to reflect the accounting treatment and consolidation of entities resulting from the reorganization arrangement, as described above.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Ethereal Tech Pte. Ltd. (“Ethereal”)	October 22, 2021	Singapore	100%	Provision of cloud mining services, miner hosting services, mining equipment sales and lease and sourcing services for mining equipment sales
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities
Lonshi Tech Canada Limited (“Lonshi”)	November 22, 2022	Canada	100%	Dormant

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company include the financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

The accompanying consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated. The non-controlling interests in combined and consolidated subsidiaries are shown separately in the consolidated financial statements.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of equipment and assessment for impairment of long-lived assets. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in Singapore and United States (“US”) is also US$. The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2022 and 2021, the Company had cash equivalents of approximately US$60.43 million and US$13.31 million, respectively.

Accounts receivable and allowance for doubtful accounts

The Company’s accounts receivable balance consists of amounts due from its cloud mining rewards and mining equipment sales income. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions.

Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.

Digital assets of the Company

Digital assets are included in current assets in the consolidated balance sheets as an indefinite lived intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets or for cash consideration using a first-in first-out method of accounting. Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in the consolidated cash flow of the Company.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. The Company monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

is indicative of a potential impairment. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Safeguarding assets and safeguarding liabilities related to custodian digital assets of customers

The safeguarding liability and corresponding safeguarding asset of the Company presents the customers’ digital assets that are custodian in the Company’s accounts which are opened under the Company’s name in digital asset exchange and wallet. The Company has an obligation to use necessary means to safeguard those digital assets and to return the digital assets to the customers whenever they require. The Company is responsible for any associated risk. The Company’s loss exposure is based on the significant risks associated with safeguarding the digital assets held for its customers. We recognize and present an asset and a liability simultaneously on the consolidated balance sheets related to those safeguarding digital assets and corresponding obligations.

The Company applies Securities and Exchange Commission’s Staff Accounting Bulletin No. 121, dated March 31, 2022. The safeguarding liability and corresponding safeguarding asset related to custodian digital assets of customers are recognized at initial recognition and each reporting date at the fair value of the digital assets that the Company is responsible for holding for its platform users. The Company classifies the assets as current based on their purpose and availability to fulfill its direct obligation due to customers.

Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Equity securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

There was no impairment charge recognized for the period from December 2, 2020 (the inception date) to December 31, 2020, and for the year ended December 31, 2021. However, an impairment charge of approximately US$11.85 million was recognized for the year ended December 31, 2022.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election.

As the lessee, there was no lease assets included on our consolidated balance sheets for leased equipment as of December 31, 2021 and 2022, since all the leases of the Company are less than 12 months, and the Company employed the practical expedient for leases with terms for less than 12 months and did not account for such leases as right of use assets with corresponding lease obligations.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivables, deposits and other receivables, accounts payables, other payables and long-term payables.

As of December 31, 2021 and 2022, the carrying values of these financial instruments approximated their fair values.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)     provides all of the benefits received and consumed simultaneously by the customer; or

(ii)    creates and enhances an asset that the customer controls as the Company performs; or

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(iii)   does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Cloud mining solutions

The Company sells to customer one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

•        Contract with customers:    The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash rate they purchased will be connected; (b) to get the purchased hash rate connected to the designated mining pool; and (c) to obtain the stably operated hash rate during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

•        Identifying performance obligations:    The cloud mining service that the Company promises to provide to a customer is to provide specified amount of running hash rate (“Purchased Hash rate”) during the agreed service period to a customer by connecting Purchased Hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

•        Determining the transaction price:    In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash rate * agreed service period”. The “unit price of cloud mining service fees” is a fixed price during the agreed service period denominated in US$ and determined based on internal pricing model of the Company. The “amount of Purchased Hash rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in US$ or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the US$ equivalent at the then spot rate for the US$ to the digital asset at the moment of settlement. The Company does not bear any risk regarding variation in the spot rate of US$ to digital assets. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fee are recorded as deferred revenue under contract liabilities and recognizes to revenue as the performance obligation is fulfilled.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        There is no need to allocate the transaction price since there is only one single performance obligation.

•        Satisfaction of a performance obligation and revenue recognition:    Initially, the Company procures the right to utilize the computing power of mining equipment owned by its suppliers, or use the computing power of mining equipment owned by the Company itself, and further renders the mining equipment operational and remotely accessible by procuring data centre rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages computing power from a number of mining equipment of various suppliers or the Company itself and integrate it with other critical services such as performance monitoring, hash rate stabilizing, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of hash rate. The Company then sub-divides and sells hash rate to its customers by transferring the control of the sub-divided hash rate. The Company accounts for the sale of hash rate using the gross method as the Company acts as a principal who procures the right to utilize computing power of mining equipment from suppliers, integrates the computing power with other critical services provided by itself and other suppliers to form a combined service that is the hash rate, and transfers control of the hash rate to its customers. When the Company delivers the Purchased Hash rate by connecting to the mining pool designated by the customer, the control of such hash rate has been transferred to the customer. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash rate and its actual running time for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual running time to the whole agreed service period.

Hosting services

•        Contract with customers:    Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosed is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

•        Identifying performance obligations:    According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

•        Determining the transaction price:    By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

In addition, there is a variable consideration:    when the value of the cumulated net Miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying Miners, the Company will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net Miner outputs. The percentage of the additional net Miner outputs varies depending on different customers. Considering the value of future mining output of the hosted Miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of bitcoins, which are not under the control of the Company, it cannot be estimated when the cost of the customer’s Miner is recovered and how much output sharing fees the Company can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During the financial period/years ended December 31, 2020, 2021 and 2022, the Company did not share in the payout earned by its customers from hosting services.

•        There is no need to allocate the transaction price since there is only one single performance obligation.

•        Satisfaction of a performance obligation and revenue recognition:    the Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognize individually, but rather as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer. The Company typically receives payment upfront for such services and records them to contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract. The revenue is recognized straight-line over the life of the contract.

Leasing of mining equipment

The Company lease mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than 6 months. Without any criteria of sales-type lease or direct financing lease are met, the leasing arrangement of the Company, which acts as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when the Company leases mining equipment to customers. Revenue for the leasing of mining equipment is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as deferred revenue within contract liabilities and are recognized straight line over the contract lease term.

Selling of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signed purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

The Company acts as an agent between its customers and digital mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. When providing sourcing service, the Company matched the demand of its customer with the products of a viable supplier. The Company helped the customer to negotiate procurement price, payment, and other contractual terms, and coordinated the logistics for delivery of the mining equipment to the customers. The mining equipment was directly delivered from the supplier’s factory to the customer. The Company has no control over the mining equipment prior to delivery to the customer as well as no risk and obligation toward those mining equipment. The Company merely recognized commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance and are accounts for as advanced from customers and contract liability until delivery, at which point the receipt in advance from customer is offset with the prepayment to the supplier and the difference representing the commission is recognized to revenue.

Cryptocurrency self-mining revenue

The Company entered into framework agreements with mining pool operators, which set forth general terms of the rights and obligations of the parties, but without quantifying the Company’s performance obligation, i.e., the quantity and duration of hash rate to be submitted by the Company. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides hash rate to the mining pool operator.

The obligation of mining pool to make payments to pool participant begins when pool participants contribute hash rate to the mining pool and submit valid shares to the mining pool. After the Company’s initial account setup on a mining pool operator’s website and selecting the mining pool payout method, which in the Company’s case is the Full-Pay-Per-Share method, the mining pool confirms the Bitcoins payout to be received by the Company each day at 24:00 UTC in exchange for the hash rate submitted by the Company to the mining pool in the previous 24 hours. The Company is entitled to a consideration at an amount that approximates the total Bitcoins could have been mined using the valid hash rate submitted by the Company over the previous 24 hours period every day, based upon the then current blockchain difficulty. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the bitcoin blockchain. Providing hash rate, essentially computing power in mining services is an output of the Company’s ordinary activities. Providing such hash rate is the only performance obligation in the Company’s arrangements with mining pool operators.

As consideration for the Company’s submission of hash rate to the respective mining pools, the Company will receive certain Bitcoins, which is a non-cash consideration, from each mining pool in which it participates. The non-cash consideration is determinable when the Company can reliably estimate its compensation, which is at 24:00 UTC each day, based on the actual amount of hash rate that the Company provided over the last 24 hours. At that point, the Company determined its revenue is highly probable, can be reliably measured, and any reversal of revenue is highly unlikely. The Company recognized its revenue when the Company satisfied its performance obligation of providing hash rate to the respective mining pools.

In exchange for the Company’s hash rate in the last 24 hours, and upon the verification of these hash rate by the respective mining pool operators, the mining pool operators will settle the Bitcoin payout and transfer these Bitcoins to the Company’s digital wallet on daily basis, within the same day once verified by all parties.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Bitcoins fair value is measured using the average of daily quoted US$ spot rate of Bitcoin on the day the Bitcoins are earned. This accounting convention does not result in materially different revenue recognition from using the fair value of the Bitcoin earned at contract inception and has been consistently applied in all periods presented.

The Company would also perform impairment assessment on a daily basis, on the following day after the Bitcoins payout have been received from the mining pool operators. If there is indicator of impairment, the Company would recognize the impairment loss based on the intra-day low price of Bitcoin. The Company had no self-mining activities in the period/year ended December 31, 2020 and 2021.

Cost of revenues

Cost of revenues are basically consistent with the above revenue streams, mainly like lease expense of mining equipment, depreciation expense of self-own mining equipment, outsourcing fee, electricity, platform technology fee, web service fee, salaries, allocated overhead, purchase cost of mining equipment and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of sales commissions, advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation of fixed assets which are not used in research and development activities, legal and other professional services fees and other general corporate related expenses.

Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs and technical service fees in relation to the upgrade of the Company’s platform and technical system. Research and development expenses are expensed as incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive (loss) income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the period and year presented, the Company’s comprehensive (loss) income includes net (loss) income.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily makes sales to customers all over the world through its website, no geographical segments are presented.

Earnings (Loss) per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. The Company conducts credit evaluations of customers, and generally do not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, to refer to the current expected credit loss policy.

The Company held its own digital assets of approximately US$3.93 million and US$8.01 million and held digital assets on behalf of customers of approximately US$6.39 million and Nil as of December 31, 2021, and 2022 respectively.

Related party transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions in Note 17 to the financial statements.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Company is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 (“SAB 121”), which expressed the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for users of its crypto platform. This guidance requires entities that hold crypto-assets on behalf of platform users to recognize a liability to reflect the entity’s obligation to safeguard the crypto-assets held for its platform users. The liability should be measured at initial recognition and each reporting date at the fair value of the crypto-assets that the entity is responsible for holding for its platform users. The entity should also recognize an asset at the same time that it recognizes the safeguarding liability, measured at initial recognition and each reporting date at the fair value of the crypto-assets held for its platform users, subject to adjustments to reflect any actual or potential safeguarding loss events. The entity should also describe the asset and the corresponding liability in the footnotes to the financial statements and consider including information regarding who (e.g., the company, its agent, or another third party) holds the cryptographic key information, maintains the internal recordkeeping of those assets, and is obligated to secure the assets and protect them from loss or theft. The Company adopted this guidance as of June 30, 2022 with retrospective application as of December 31, 2021, and concluded that as of December 31, 2021, US$6.4 million of safeguarding liabilities and corresponding safeguarding assets were subject to the guidance in SAB 121 and were recorded on the Company’s statement of financial position.

New Accounting Standards That Have Not Yet Been Adopted

ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The amendments also provide specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination.

New accounting standards that have not yet been adopted

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments.

Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      DIGITAL ASSETS OF THE COMPANY

Digital assets are accounted for as an indefinite lived intangible asset and are initially measured at cost. The Company assigns costs to transactions on a first-in, first-out basis. When performing impairment testing, the fair value is measured using the quoted price of the digital assets in the industry recognized cryptocurrency website Coinbase (www.coinbase.com) at the time its fair value is being measured.

Impairment of digital assets recorded in the Company’s results of operations for the for the period/year ended December 31, 2020 and 2021 was US$Nil, and December 31, 2022 was US$12.95 million.

During the financial year, the Company calculates impairment on digital assets using the lowest US$ Bitcoin spot rate at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

The balance of the Company’s digital assets consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Bitcoin	7,938,439	9,117
USDT	55,515	3,902,428
Others	16,584	15,279
	8,010,538	3,926,824

The following table presents the movement for digital assets of the Company for the year ended December 31, 2021 and 2022:

	BTC	USDT	ETH and others	Total
	US$	US$	US$	US$
Balance as of December 31, 2020	34,970	1,251,806	71	1,286,847
Digital assets received from customers for products and services	46,441,071	36,527,839	1,069,113	84,038,023
Interest income	—	135,300	—	135,300
Converted (to)/from other digital assets or fiat cash	(45,574,943)	49,556,573	(1,052,171)	2,929,459
Costs and expenses paid in digital assets	(891,981)	(83,069,090)	(1,734)	(83,962,805)
USDT lent to a third party	—	(500,000)	—	(500,000)
Balance as of December 31, 2021	9,117	3,902,428	15,279	3,926,824

Digital assets received from customers for products and services	28,267,623	93,263,881	193,773	121,725,277
Revenue generated from Bitcoin self-mining operation	60,290,623	—	—	60,290,623
Converted (to)/from other digital assets or fiat cash, net	(60,242,672)	(97,448)	(189,341)	(60,529,461)
Costs and expenses paid in digital assets	(8,849,068)	(75,517,313)	(3,127)	(84,369,508)
Purchase of mining equipment	—	(21,496,033)	—	(21,496,033)
Net gain on settlement of digital asset borrowings	4,206,292	—	—	4,206,292
Digital assets due from FTX	(7,742,348)	—	—	(7,742,348)
Impairment loss of bitcoins	(12,948,969)	—	—	(12,948,969)
Realized gain on sale/exchange of bitcoins	4,947,841	—	—	4,947,841
Balance as of December 31, 2022	7,938,439	55,515	16,584	8,010,538

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.      DIGITAL ASSETS OF THE COMPANY (cont.)

The net income received or to be received by digital assets, as presented in consolidated statement of cash flow, consists of following item (a), (b), (c) and (d).

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the years ended December 31, 2021 and 2022:

	For the year ended December 31,
	2022	2021
	US$	US$
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled by digital assets(a)	119,117,153	91,183,384
Adjusted by the changes of operating assets and liabilities:
Account receivables to be settled in digital assets	5,517,283	(12,386,322)
Contract liabilities received in digital assets	(2,909,159)	5,240,961
Digital assets received from customers for products and services	121,725,277	84,038,023

Revenue recognized from Bitcoin self-mining operation(b)	60,290,623	—

Cost and expenses settled or to be settled by digital assets(c)	(78,426,803)	(87,896,523)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(4,750,064)	(6,807,383)
Accounts payable to be settled in digital assets	(2,727,565)	10,701,111
Payments made in digital assets by related party on behalf of Company	(37,316)	24,993
Other payables to be settled in digital assets	1,572,240	14,997
Costs and expenses paid in digital assets	(84,369,508)	(83,962,805)

Impairment of digital assets	(12,948,969)	—
Digital assets due from FTX (note 7)	(7,742,348)	—
Net gain on settlement of digital asset borrowings	4,206,292	—
Realized gain on sale/exchange of digital assets	4,947,841	369,200
Digital assets generated from operating activities	86,109,208	444,418

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Digital assets purchased by fiat cash	10,824,901	15,692,035
Sales of digital assets in exchange of fiat cash	(71,354,362)	(13,131,775)
Purchase of property and equipment	(21,496,033)	—
Interest income from digital assets(d)	—	135,299
Digital asset lent to a third party (note 7)	—	(500,000)
Net digital assets (used in)/ generated from investing activities	(82,025,494)	2,195,559

Net increase in digital assets	4,083,714	2,639,977
Digital assets of the Company at beginning of year	3,926,824	1,286,847
Digital assets of the Company at end of year	8,010,538	3,926,824

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.      SAFEGUARDING ASSETS AND SAFEGUARDING LIABILITIES RELATED TO CUSTODIAN DIGITAL ASSETS OF CUSTOMERS

The balance represents the safeguarding liability and corresponding safeguarding asset of the Company for the custodian digital assets of customers in the Company’s platform.

During 2021 and early 2022, the Company allows its customers to store their bitcoin mining rewards in the Company’s digital wallets free of charge. Customers also deposit an immaterial amount of other digital assets such as USDT in the Company’s digital wallets to facilitate the future transactions of the customers on the Company’s platform. The Company opens a separate account on Coinbase to hold the customers’ digital assets and maintains internal recordkeeping of the digital assets for each of the customer. The Company’s contractual arrangements state that its customers retain legal ownership of the custodian digital assets; have the right to withdraw, sell, pledge, or transfer the digital assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any price fluctuations of the digital assets. The customer also bears the risk of loss as a result of fraud or theft, unless the loss was caused by the Company’s gross negligence or the Company’s wilful misconduct.

	As of December 31,
	2022	2021
	US$	US$
USDT	—	168,488
Bitcoin	—	6,193,582
Others	—	29,461
	—	6,391,531

As of December 31, 2022, the Company ceased offering custodial services for digital assets. As a result, the balance of digital assets held on behalf of customers has been reduced to zero as at the end of the reporting period. The Company no longer allow customers to store their Bitcoin mining rewards or any deposit of digital assets in the Company’s digital wallets.

5.      ACCOUNTS RECEIVABLES, NET

Accounts receivables and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Accounts receivables	6,878,035	12,386,322
Allowances for expected credit losses	(608,188)	—
	6,269,847	12,386,322

6.      EQUITY SECURITIES

	As of December 31,
	2022	2021
	US$	US$
Investment of equity	1,250,000	—
	As of December 31,
	2022	2021
	US$	US$
Opening balance	—	—
Additions	1,250,000	—
Closing balance	1,250,000	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.      EQUITY SECURITIES (cont.)

On January 21, 2022, the Company entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Arisz Acquisition Corp., a Delaware corporation (“Arisz”), pursuant to which the Company will be merged with Arisz (the “Business Combination”).

In connection with the execution of the Merger Agreement, Arisz Investment LLC (the “Sponsor”) and Ethereal Tech Pte. Ltd., a subsidiary of the Company (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of US$1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. The transfer of ET Shares was completed on May 11, 2022.

In addition, on October 10, 2022, the Sponsor and ET, entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of Arisz common stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. As of December 31, 2022, the transfer of Additional ET Shares has not been completed. The advance prepayment is included within “Prepayments to suppliers”.

7.      OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Custodian assets held by FTX	9,826,600	—
USDT lent to a third party	—	511,786
Amount due from third parties	184,390	—
Interest receivable for bank fixed deposits	81,095	—
Others	35,292	71,824
Total	10,127,377	583,610
Minus: Allowance of credit loss for custodian assets held by FTX	(9,826,600)	—
	300,777	583,610

In November 2022, it was reported that FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, the Company deposited US dollar fund amounted to approximately US$2.1 million and 480 units of Bitcoin, which was equivalent to approximately US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022 in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, the Company has reclassified those US$ and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.      EQUIPMENT, NET

Equipment consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Servers, computer and network equipment	73,468	54,196
Mining equipment	136,226,403	—
Total cost of equipment	136,299,871	54,196
Less: accumulated depreciation:
– Servers, computers and network equipment	(25,164)	(2,860)
– Mining equipment	(18,134,149)	—
Total accumulated depreciation	(18,159,313)	(2,860)

Impairment loss	(11,849,595)	—
Net book value	106,290,963	51,336

Depreciation expenses were U$18,156,453 and US$2,860 for the year ended December 31,2022 and 2021 respectively.

During the year ended December 31, 2022, the Company’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of mining equipment. Furthermore, both primary and secondary market prices for ASIC mining equipment used by the Company in its business operations experienced significant declines from previous levels. Based on management’s impairment assessment, there is indication that the estimated fair value of the mining equipment was less than their net carrying value as of December 31, 2022 and an impairment charge of approximately US$11.85 million was recognized, decreasing the net carrying value of the Company’s mining equipment to their estimated fair value.

The Company has utilized the income approach to estimate the fair value of its mining equipment, based on various estimates developed by management. This approach involves estimating the present value of expected future cash flows generated by the asset, using various assumptions and inputs. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from our estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s mining equipment.

9.      LONG-TERM PAYABLES

	As of December 31,
	2022	2021
	US$	US$
Payables for purchasing mining equipment – non-current portion	109,435,141	—
	109,435,141	—

The balance of long-term payables for purchasing mining equipment represented the amount due to a supplier for the Company purchasing mining equipment from this supplier. Pursuant to the agreement entered between the parties, the purchase price is paid in two years without secured, however, any outstanding balance after the delivery of the equipment will be subjected to interest in an interest rate of 3% – 6% per annum until the date of settlement of the outstanding balance.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.    CONTRACT LIABILITIES

Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided. All service fees received in advance are initially recorded as deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated statements of comprehensive income (loss) in the period in which the services are provided. In general, deferred revenue and prepayment from customer for sourcing commission of mining equipment transaction is non-refundable. The prepaid commission will be recognized as revenue of the Company when the equipment is delivered to the customer.

	As of December 31,
	2022	2021
	US$	US$
Deferred revenue for cloud mining solutions	6,442,873	9,352,032
Prepayment from customers for sourcing commission of mining equipment transaction	—	8,075,000
	6,442,873	17,427,032

11.    CUSTOMER DEPOSIT LIABILITIES

The balance of customer deposit liabilities as of December 31, 2021 was prepaid by customers for their procurement of mining equipment in the Company’s sourcing service transaction. In some sourcing service transaction, the Company signed agreements separately with the supplier and the customer to purchase mining equipment from the supplier and sell them to the customer. Therefore, the prepayment paid to the supplier (Note 17) and the deposit received from the customer, which will be offset with each other upon the delivery of the equipment to the customer, are presented separately in the consolidated balance sheet of the Company, and the net amount of consideration that the Company retains after paying the suppliers the consideration received from the customer is presented in contract liability (Note 10) and will be recognized as commission revenue upon the delivery of mining equipment to customers. During 2022, all equipment has been delivered to customers and there was no balance as of December 31, 2022.

12.    INCOME TAXES

Income tax expense was as follows:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Current:
US-Federal (21%)	—	—	—
US-State (5%)	—	—	—
Foreign (17%)	3,805,213	1,043,451	—
Total current expense	3,805,213	1,043,451	—

Deferred:
US-Federal (21%)	(2,420,618)	—	—
US-State (5%)	(576,338)	—	—
Foreign (17%)	(1,474,186)	—	—
Total deferred benefit	(4,471,142)	—	—

Total income tax (credit)/expense	(665,929)	1,043,451	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    INCOME TAXES (cont.)

Effective tax rates differ from the federal statutory rate of 37.48% for 2022 and 17.48% for 2021 and 21% for 2020 applied to income before income taxes due to the following:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Federal income tax expense (benefit) at the statutory rate	(2,420,618)	—
Effect of:
State taxes, net of federal benefit	(576,338)	—	—
Foreign taxes	2,331,027	1,043,451	—
Total	(665,929)	1,043,451	—

Year-end deferred tax assets and liabilities were due to the following:

The Company’s net deferred tax assets were as follows:

	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets:
Impairment loss of digital assets	107,635	—
Impairment loss of mining equipment	3,080,895
Net operating loss carryforwards	1,555,942	—
Credit loss provision for receivables	131,472
Impairment loss on assets held by FTX	1,316,199
Others	647,893	—
	6,840,036	—

Deferred tax liabilities:
Depreciation of equipment	(2,368,894)	—
	(2,368,894)	—

Valuation allowance	—	—

Net deferred tax asset	4,471,142	—
	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets:
Singapore	1,474,186	—
United States of America	2,996,956	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    INCOME TAXES (cont.)

	As of December 31,
	2022	2021
	US$	US$
Net deferred tax asset	4,471,142	—

Net operating loss carryforwards:

Ethereal US has approximately US$4.83 million and US$1.15 million of federal and state tax Net Operating Losses (“NOLs”), respectively, that may be available to offset future taxable income. Under the Tax Cuts and Jobs Act, US$4.83 million federal and US$1.15 million state NOLs incurred after December 31, 2017 are carried forward indefinitely, but may be limited in utilization to 80% of taxable income.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2022, and 2021. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2022, and 2021.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of North Dakota, South Carolina, Montana and other states. Additionally, one of the subsidiaries is subject to income tax in Singapore. The Company has not been under tax examination in any jurisdiction for years ended December 31, 2021, and 2022.

13.    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Amount due to third parties	1,467,838	—
Interest payable	857,296	—
Accrued expenses	966,485	414,929
	3,291,619	414,929

The balance of interest payables represents the interest for the installment of long-term payables due to the mining equipment supplier. The annual interest rate on the outstanding mining equipment procurement payables was 3%. During the year ended 2022, the Company paid US$1.6 million in interest expenses to the supplier.

14.    REVENUE BY CATEGORIES

Revenue by products or services

The Company operates in a single operating segment that mainly includes: 1) providing cloud mining services; 2) providing mining machine hosting services; 3) leasing of mining equipment; 4) sourcing services for mining machine transactions; 5) selling of mining equipment; and 6) Bitcoin self-mining.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    REVENUE BY CATEGORIES (cont.)

The following table summarizes the revenue generated from different revenue streams:

	As of December31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Sale of cloud mining solutions	99,391,592	75,855,841	102,260
Self-mining revenue	60,290,623	—	—
Selling of mining equipment	10,400,000	18,176,401	—
Leasing of mining equipment	1,335,706	7,290,904	—
Sourcing commission for mining equipment transactions	18,791,519	780,342	—
Hosting services and others	7,989,334	940,097	—
	198,198,774	103,043,585	102,260

Revenue by jurisdictions

The following table also summarizes the revenue (excluding mining revenue) generated from different jurisdictions:

	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
British Virgin Islands	72,766,083	53%	15,694,068	15%	—	0%
United Kingdom	20,860,545	15%	10,045,314	10%	—	0%
United States(i)	20,127,225	15%	—	—	—	0%
Hong Kong	6,580,628	5%	12,435,410	12%	88,838	87%
Mainland China(ii)	1,206,279	1%	17,319,317	17%	6,346	6%
Singapore	216,224	0.2%	31,498,381	31%	—	0%
Others(iii)	16,151,167	12%	16,051,095	15%	7,076	7%
Total revenue(iv)	137,908,151	100%	103,043,585	100%	102,260	100%

____________

The basis for attributing revenues by jurisdictions is based on the customers’ KYC information, which indicating the country or region where a corporate customer was incorporated or the nationality of an individual customer.

i.        The revenue generated from customers from United States is primarily for sourcing agency services and leasing services of mining equipment.

ii.       The revenue generated from Mainland China in 2022 resulted from orders made in 2021 and executed during 2022.

iii.      Revenue generated from the jurisdiction of “Others” consists of over 140 countries and regions such as Germany and Canada, from where the revenue individually accounts for less than 2% of the Company’s total revenue.

iv.       Total revenue excludes Bitcoin mining revenue.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    REVENUE BY CATEGORIES (cont.)

Revenue by consideration method

The amount of revenue recognized from receipt of digital assets and from receipt of US dollars is presented separately as following:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Revenue recognized in digital assets payment	179,407,776	91,183,384	102,260
Revenue recognized in US dollars payment	18,790,998	11,860,201	—
	198,198,774	103,043,585	102,260

15.    REALIZED GAIN ON SALE/EXCHANGE OF DIGITAL ASSETS

The Company accumulates Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time The Company also receives other digital assets, such as BTC, ETH, BCH and USDT, as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT and then US dollars. The difference between the carrying amount of the sold digital asset and the fair value of the received digital asset in exchange or fiat currency is recognized as either gain or loss on exchange and is recognized to the Company’s results of operations during the period.

16.    REALIZED FAIR VALUE GAIN ON DIGITAL ASSET BORROWINGS

On February 8 and March 26, 2022, the Company entered into loan agreements with a third party to borrow 300 Bitcoin at 1% annual interest rate. The borrowed funds were primarily used to supplement working capital. The loans are set to mature at the end of June 2022.

Upon receipt of the Bitcoins, the Company converted them into USDT and fiat currency.

On June 2, 2022, the Company repaid the lender with 300 Bitcoin units and realized a fair value gain on digital asset borrowings due to changes in the Bitcoin spot price between the day of receipt and the day of repayment.

17.    RELATED PARTY TRANSACTIONS

Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”) Computing Inactive Beijing Technology Ltd (“Computing Inactive”)	Related parties of one of the Company’s shareholders An entity controlled by the Company’s principal shareholder
Mr. Liang Lu	Ultimate controller of the Company

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    RELATED PARTY TRANSACTIONS (cont.)

Other than disclosed elsewhere, the Company had the following significant related party transactions for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021 and 2022:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Services provided by:
– Computing Inactive	—	906,939	102,547
– Bitmain	83,877,580	7,007,454	—

The Company purchased infrastructure hosting services from Bitmain in 2022 and 2021 which amounted to US$83.9 mil and US$7 mil respectively and were recognized in cost of revenues.

(a)     The Company had the following related party balances as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	US$	US$
Amount due from a related party:
– Bitmain(i)	—	75,275,000
– Mr. Liang Lu	37,316	—
	37,316	75,275,000

Amount due to related parties:
– Bitmain(i)	67,162,189	46,566
– Mr. Liang Lu	—	24,993
	67,162,189	71,559

____________

(i)      The amount due from Bitmain as at December 31, 2021 related to the Company’s prepayment to Bitmain for digital mining equipment, relating to sourcing services of mining equipment transactions (Note 11). The equipment was delivered in several batches over several months beginning May 2022 and up through December 2022 in accordance with terms set forth in the purchase agreement.

(ii)     The amounts due to Bitman as at December 31, 2022 related to hosting services fees.

18.    MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 31% and 51% of its total revenue in 2022 and 2021 respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    MAJOR CUSTOMERS AND SUPPLIERS (cont.)

limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company. The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue in 2022 and 2021:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Customer A	17%	30%	—
Customer B	5%	15%	—
Customer C	—	6%	—
Customer D	9%	—	—

As of December 31, 2021, Customer B accounted for 100% of the Company’s account receivable and the account receivable balance was fully received by the Company on 15 January 2022. As of December 31, 2022, Customer B accounted for 95% of the Company’s account receivable and is expected to be repaid during 2023.

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. In 2022 & 2021, the Company’s purchase from its largest supplier accounted for 52% and 82% of its total cost of revenue respectively. The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Supplier A	32%	82%	—
Supplier B	52%	7%	—

19.    EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the financial period/year presented were calculated as follows:

	For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31, 2020
	2022	2021
	US$	US$	US$
Numerator:
Net income/(loss) attributable to the Company’s ordinary shareholders	2,442,634	4,926,243	(92,166)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	157,894,737	157,894,737	157,894,737
Basic and diluted earnings (loss) per share:	0.02	0.03	0.00

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:      Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:      Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:      Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company measures its safeguarding asset and safeguarding obligation liability at the fair value of the digital assets that are custodian by the customers in the Company’s platform and classifies the asset and liability within Level 2 because the Company uses observable market prices of the underlying digital assets as an input for the valuation.

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2022
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Level 3	Total
Assets
Equity securities	1,250,000	—	—	1,250,000
Total assets	1,250,000	—	—	1,250,000
	As of December 31, 2021

Assets
Safeguarding assets related to custodian digital assets of customer	—	6,391,531	—	6,391,531
Total assets	—	6,391,531	—	6,391,531

Liabilities
Safeguarding liabilities related to custodian digital assets of customer	—	6,391,531	—	6,391,531
Total liabilities	—	6,391,531	—	6,391,531

The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

In addition to recurring fair value measurements of assets and liabilities. we also measure certain non-financial assets and liabilities at fair value on a non-recurring basis. For our equipment, fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the asset. We record these assets at fair value only when an impairment charge is recognized.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    FAIR VALUE MEASUREMENT (cont.)

During the year ended December 31, 2022, the Company’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of Miners. Furthermore, both primary and secondary market prices for ASIC Miners used by the Company in its business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the Miners was less than their net carrying value as of December 31, 2022 and an impairment charge of approximately US$11.85 million was recognized, decreasing the net carrying value of the Company’s mining equipment to their estimated fair value.

Assets and liabilities not measured at fair value on a recurring basis

As of December 31, 2021 and 2022, the fair value of cash and cash equivalents, accounts receivables, net, prepayments to suppliers, other current assets, accounts payables, contract liabilities, accrued expenses and amount due from/due to related parties approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

21.    SEGMENT INFORMATION

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has six reportable segments: Cloud mining solutions, Self-mining, Selling of mining equipment, Leasing of mining equipment, Sourcing commission, and Hosting service. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our one reporting segments to assess the performance of the business of our reportable operating segments.

No operating segments have been aggregated to form the reportable segments. The Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

22.    SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2022, up through May 12, 2023, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated

January 21, 2022

by and among

Arisz Acquisition Corp., a Delaware corporation,

as Parent,

and

Finfront Holding Company, a Cayman Islands exempted company,

as the Company

Annex A Page
Article I DEFINITIONS		A-1

Article II REDOMESTICATION MERGER		A-9

2.1	Redomestication Merger	A-9
2.2	Redomestication Merger Effective Time	A-9
2.3	Effect of Redomestication Merger	A-9
2.4	Charter Documents	A-9
2.5	Directors and Officers of the Redomestication Merger Surviving Corporation	A-9
2.6	Effect on Issued Securities of Parent	A-9
2.7	Surrender of Parent Common Shares	A-10
2.8	Lost Stolen or Destroyed Certificates	A-10
2.9	Section 368 Reorganization	A-10
2.10	Taking of Necessary Action; Further Action	A-10

Article III ACQUISITION MERGER		A-11

3.1	Acquisition Merger	A-11
3.2	Closing; Effective Time	A-11
3.3	Board of Directors	A-11
3.4	Effect of the Acquisition Merger	A-11
3.5	Memorandum and Articles of Association of the Surviving Corporation	A-11
3.6	Section 368 Reorganization	A-12
3.7	Transfers of Ownership	A-12

Article IV CONSIDERATION		A-12

4.1	Conversion of Shares	A-12
4.2	Issuance of Merger Consideration	A-13

Article V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-13

5.1	Corporate Existence and Power	A-14
5.2	Authorization	A-14
5.3	Governmental Authorization	A-14
5.4	Non-Contravention	A-14
5.5	Capitalization	A-14
5.6	Subsidiaries	A-15
5.7	Organizational Documents	A-15
5.8	Corporate Records	A-15
5.9	Assumed Names	A-15
5.10	Consents	A-15
5.11	Financial Statements	A-15
5.12	Books and Records	A-16
5.13	Absence of Certain Changes	A-16
5.14	Properties; Title to the Company’s Assets	A-16
5.15	Litigation	A-17
5.16	Contracts	A-17
5.17	Licenses and Permits	A-18
5.18	Compliance with Laws	A-18
5.19	Intellectual Property	A-19
5.20	Customers and Suppliers	A-21

Annex A-i

Annex A Page
5.21	Accounts Receivable and Payable; Loans	A-21
5.22	Pre-payments	A-22
5.23	Employees; Employee Benefits	A-22
5.24	Employment Matters	A-22
5.25	Withholding	A-22
5.26	Real Property	A-23
5.27	Tax Matters	A-23
5.28	Environmental Laws	A-23
5.29	Finders’ Fees	A-24
5.30	Powers of Attorney and Suretyships	A-24
5.31	Directors and Officers	A-24
5.32	International Trade Matters; Anti-Bribery Compliance	A-24
5.33	Not an Investment Company	A-25
5.34	Insurance	A-25
5.35	Affiliate Transactions	A-25
5.36	Compliance with Privacy Laws, Privacy Policies and Certain Contracts	A-25
5.37	OFAC	A-25
5.38	Board Approval	A-25
5.39	Other Information	A-26

Article VI REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES		A-26

6.1	Corporate Existence and Power	A-26
6.2	Corporate Authorization	A-26
6.3	Governmental Authorization	A-26
6.4	Non-Contravention	A-26
6.5	Finders’ Fees	A-26
6.6	Issuance of Shares	A-27
6.7	Capitalization	A-27
6.8	Information Supplied	A-27
6.9	Trust Fund	A-28
6.10	Listing	A-28
6.11	Reporting Company	A-28
6.12	No Market Manipulation	A-28
6.13	Board Approval	A-28
6.14	Parent SEC Documents and Financial Statements	A-28
6.15	Litigation	A-29
6.16	Compliance with Laws	A-29
6.17	Money Laundering Laws	A-29
6.18	OFAC	A-29
6.19	Not an Investment Company	A-29
6.20	Tax Matters	A-29
6.21	PIPE Financing	A-30

Article VII COVENANTS OF THE COMPANY AND THE PARENT PARTIES PENDING CLOSING		A-31

7.1	Conduct of the Business	A-31
7.2	Access to Information	A-32
7.3	Notices of Certain Events	A-33

Annex A-ii

Annex A Page
7.4	SEC Filings	A-33
7.5	Financial Information	A-34
7.6	Trust Account	A-34
7.7	Directors’ and Officers’ Indemnification and Insurance	A-34
7.8	Notice of Changes	A-35

Article VIII COVENANTS OF THE COMPANY		A-35

8.1	Reporting and Compliance with Laws	A-35
8.2	Reasonable Best Efforts to Obtain Consents	A-35
8.3	Annual and Interim Financial Statements	A-35

Article IX COVENANTS OF ALL PARTIES HERETO		A-35

9.1	Reasonable Best Efforts; Further Assurances	A-35
9.2	Tax Matters	A-36
9.3	Settlement of the Parent Parties’ Liabilities	A-36
9.4	Compliance with SPAC Agreements	A-36
9.5	Registration Statement	A-36
9.6	PIPE Financing	A-38
9.7	Confidentiality	A-38

Article X CONDITIONS TO CLOSING		A-39

10.1	Condition to the Obligations of the Parties	A-39
10.2	Conditions to Obligations of the Parent Parties	A-39
10.3	Conditions to Obligations of the Company	A-40

Article XI TERMINATION		A-41

11.1	Termination	A-41
11.2	Breakup Fee	A-42
11.3	Effect of Termination	A-42

Article XII MISCELLANEOUS		A-42

12.1	Notices	A-42
12.2	Amendments; No Waivers; Remedies	A-43
12.3	Nonsurvival of Representations	A-43
12.4	Arm’s Length Bargaining; No Presumption Against Drafter	A-43
12.5	Publicity	A-43
12.6	Expenses	A-44
12.7	No Assignment or Delegation	A-44
12.8	Governing Law	A-44
12.9	Waiver of Jury Trial	A-44
12.10	Submission to Jurisdiction	A-44
12.11	Counterparts; Facsimile Signatures	A-44
12.12	Entire Agreement	A-45
12.13	Severability	A-45
12.14	Construction of Certain Terms and References; Captions	A-45
12.15	Further Assurances	A-45
12.16	Third Party Beneficiaries	A-45
12.17	Waiver	A-46

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of January 21, 2022 (the “Signing Date”), by and among Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”).

W I T N E S E T H :

WHEREAS, the Company is in the businesses of cloud mining, self-mining and miner hosting in connection with digital assets (the “Business”);

WHEREAS, Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, BitFuFu Inc., a Cayman Islands exempted and wholly owned subsidiary of the Parent (“Purchaser”), to be formed for the sole purpose of the merger of Parent with and into Purchaser (the “Redomestication Merger”), in which Purchaser will be the surviving entity (the “Redomestication Merger Surviving Corporation”);

WHEREAS, immediately after the Redomestication Merger, the parties hereto desire to effect a merger of Boundary Holding Company, a Cayman Islands exempted company and wholly owned subsidiary of Purchaser (“Merger Sub”), to be formed for the sole purpose of merging with and into the Company (the “Acquisition Merger”) with the Company being the surviving entity and a wholly-owned subsidiary of Purchaser (the “Surviving Corporation”);

WHEREAS, in connection with the transactions contemplated by this Agreement, Purchaser will enter into subscription agreements (each, as amended or modified from time to time, a “Subscription Agreement”), with the Purchaser Investors providing for aggregate investments in Purchaser Ordinary Shares in a private placement of an amount not less than $50,000,000 and valued in an amount of at least $10.00 per Purchaser Ordinary Share (the “PIPE Financing”);

WHEREAS, for U.S. federal income tax purposes, Purchaser and Parent intend, and the Company acknowledges, that the Redomestication Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Boards of Directors of Parent and Purchaser have approved this Agreement and intend that it constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Company’s Board of Directors and the Boards of Directors of Purchaser and Merger Sub have approved this Agreement and intend that it constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3;

WHEREAS, the Board of Directors of the Company and the Shareholders of the Company have determined that this Agreement, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, the Company and the Shareholders; and

WHEREAS, the Board of Directors of Parent has determined that this Agreement, Redomestication Merger, the Acquisition Merger and the other transactions contemplated by this Agreement are fair and advisable to, and in the best interests of, Parent and its shareholders.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

Article I
DEFINITIONS

The terms defined in the preamble shall have the respective meanings ascribed thereto, and following terms, as used herein, have the following meanings:

1.1 “Action” means any legal action, suit, claim, investigation, hearing or Proceeding, including any audit, claim or assessment for Taxes or otherwise.

Annex A-1

1.2 “Additional Agreements” mean the Lock-up Agreement, the Shareholder Support Agreement, the Sponsor Support Agreement, the Sponsor Registration Rights Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the Transactions.

1.3 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

1.4 “ADRs” or American Depositary Receipts” means one or more certificates evidencing the ADSs.

1.5 “ADSs” means the American Depositary Shares, which may be in certificated or uncertificated form, representing the Purchaser Ordinary Shares to be deposited by the Purchaser with a depositary bank pursuant to a deposit agreement by and between the Purchaser and a depositary bank in the United States, in the form to be agreed to by the Purchaser, the Company, the Parent and the depositary bank.

1.6 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.7 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

1.8 “Cayman Companies Act” means the Companies Act of the Cayman Islands, as amended to date.

1.9 “Closing Payment Shares” means such number of Purchaser Ordinary Shares, including American Depositary Shares representing certain Purchaser Ordinary Shares that are Class A ordinary shares of Purchaser, equal or equivalent to the Merger Consideration divided by $10.00.

1.10 “Code” means the Internal Revenue Code of 1986, as amended.

1.11 “Company Formation Date” means December 2, 2020.

1.12 “Company Ordinary Shares” shall mean the ordinary shares, par value $0.00001 per share, of the Company as existing as of the date hereof and immediately prior to the Effective Time.

1.13 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with this Agreement after the Signing Date and prior to the Closing.

1.14 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.15 “Data Protection Laws” means all applicable Laws in any applicable jurisdiction relating to the processing, privacy, security, or protection of Personal Data, and all regulations or guidance issued thereunder.

1.16 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.17 “DGCL” means the Delaware General Corporation Law (Title 8, Chapter 1 of the Delaware Code).

1.18 “Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.19 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

Annex A-2

1.20 “Governmental Authority” means any United States or non-United States government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States government or governmental authority or any political subdivision thereof, (iii) any United States or non-United States regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power, or (iv) any official of any of the foregoing acting in such capacity.

1.21 “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.22 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.23 “HSR Act” means The Hart–Scott–Rodino Antitrust Improvements Act of 1976.

1.24 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.25 “Intellectual Property” or “Intellectual Property Right” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b)  discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; (g) internet websites, domain names and applications and registrations pertaining thereto; and (h) social media accounts, and all content contained therein.

1.26 “Inventory” is defined in the UCC.

1.27 “Investment Management Trust Agreement” means the investment management trust agreement made as of November 17, 2021 by and between Parent and the Trustee.

1.28 “IPO” means the initial public offering of Parent pursuant to a prospectus dated November 17, 2021.

1.29 “IRS” means the U.S. Internal Revenue Service.

1.30 “Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.

Annex A-3

1.31 “Law” or “Laws” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Governmental Authority, including rule or regulation promulgated thereunder.

1.32 “Leases” all leases, subleases, licenses, concessions and other occupancy agreements (written or oral) for Real Property, together with all fixtures and improvements erected on the premises leased thereby.

1.33 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due.

1.34 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.35 “Lock-up Agreement” means the agreement relating to the shares of the Redomestication Merger Surviving Corporation to be effective as of the Closing, in substantially the form attached as Exhibit B.

1.36 “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, Liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Parent Parties; (vi) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; or (vii) any natural or man-made disaster or acts of God, including the continued outbreak of the COVID-19 virus; unless any such any event, occurrence, fact, condition or change, shall have a disproportionate effect on the Company and the Business as compared to comparable companies in the same industry.

1.37 “Merger Consideration” means One Billion Five Hundred Million Dollars ($1,500,000,000).

1.38 “Nasdaq” means the electronic dealer quotation system owned and operated by The Nasdaq Stock Market, Inc.

1.39 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority.

1.40 “Organizational Documents” means, with respect to any Person, its certificate of incorporation, certificate of formation, articles of incorporation, articles of formation, bylaws, memorandum and articles of association, limited liability company agreement or similar organizational documents, in each case, as amended.

1.41 “Parent Common Shares” means the shares of common stock, $0.0001 par value, of Parent.

1.42 “Parent Option” means each option to purchase Parent Common Shares.

1.43 “Parent Parties” means Parent, Purchaser and Merger Sub collectively, and “Parent Party” refers to any one of them.

1.44 “Parent Rights” means the rights to receive one-twentieth (1/20) of one Parent Common Share upon the consummation of an initial business combination.

1.45 “Parent Warrants” means the redeemable right to purchase three-fourths (3/4) of one Parent Common Share at a price of $11.50 per whole share.

Annex A-4

1.46 “Parent Unit” means a unit of Parent comprised of one Parent Common Share, one Parent Warrant and one Parent Right, including all “private units” described in the Prospectus.

1.47 “PCAOB” means the Public Company Accounting Oversight Board.

1.48 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Parent Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate, and (C) that not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).

1.49 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.50 “Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

1.51 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.52 “Principal Shareholder” means Chipring Technology Limited.

1.53 “Privacy Laws” means all applicable United States state and federal Laws, and the laws of other non-U.S. jurisdictions applicable to the Company or any Subsidiary, relating to privacy and protection of Personal Data, including without limitation the General Data Protection Regulation of the European Union, and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

1.54 “Proceeding” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.

1.55 “Purchaser Ordinary Shares” means, collectively, (i) the Class B ordinary shares of Purchaser, with respect to Chipring Technology Limited and (ii) the Class A ordinary shares of Purchaser, with respect to all other shareholders. Each such Class B ordinary shares shall have five (5) votes, and each such Class A ordinary shares shall have one (1) vote, with certain rights and privileges set forth in the amended and restated Memorandum and Articles of Association of Redomestication Merger Surviving Corporation substantially in the form attached hereto as Exhibit F.

1.56 “Purchaser Rights” means all Parent Rights upon their conversion in Redomestication Merger.

1.57 “Purchaser Units” means all the Parent Units upon their conversion in Redomestication Merger.

1.58 “Purchaser Warrants” means all the Parent Warrants upon their conversion in Redomestication Merger.

1.59 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.60 “Redomestication Merger Surviving Corporation Ordinary Shares” means the Class A ordinary shares of the Redomestication Merger Surviving Corporation.

Annex A-5

1.61 “Redomestication Merger Surviving Corporation Rights” means all the Parent Rights upon their conversion in Redomestication Merger.

1.62 “Redomestication Merger Surviving Corporation Units” means all the Parent Units upon their conversion in Redomestication Merger.

1.63 “Redomestication Merger Surviving Corporation Warrants” means all the Parent Warrants upon their conversion in Redomestication Merger.

1.64 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.65 “SEC” means the Securities and Exchange Commission.

1.66 “Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company. Sensitive Data also includes Personal Data which is held, stored, collected, transmitted, transferred (including cross-border transfers), disclosed, sold or used by the Company.

1.67 “Securities Act” means the Securities Act of 1933, as amended.

1.68 “Sponsor” means Arisz Investment LLC, a Delaware limited liability company.

1.69 “Shareholder” means each holder of Company Ordinary Shares, and “Shareholders” refers to all of them collectively.

1.70 “Shareholder Support Agreement” means the agreement entered into by a majority of the Shareholders, substantially in the form attached hereto as Exhibit C, providing that, among other things, such Shareholders will vote their Company Shares in favor of the Requisite Company Vote on the terms and subject to the conditions set forth in such agreement.

1.71 “Sponsor Registration Rights Agreement” means the amended and restated agreement governing the resale of the shares, rights, warrants and units of the Redomestication Merger Surviving Corporation, in the form attached hereto as Exhibit D.

1.72 “Sponsor Support Agreement” means the agreement entered into by the Sponsor and its Affiliates, substantially in the form attached hereto as Exhibit E, providing that, among other things, the Sponsor will vote its Parent Shares in favor of the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in such agreement.

1.73 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.74 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company or any Company Subsidiary.

1.75 “Tax” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

1.76 “Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

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1.77 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.78 “Trust Amount” means the amount of cash available in the Trust Account after deducting redemptions of Parent/Purchaser public shareholders.

1.79 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.80 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.81 “$” means U.S. dollars, the legal currency of the United States.

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GLOSSARY

“Affiliate Transaction”	Section 5.35(a)
“Alternative Proposal”	Section 7.1(b)
“Alternative Transaction”	Section 7.1(b)
“Anti-Corruption Laws”	Section 5.32(a)
“Additional Parent Parties SEC Documents”	Section 6.14(a)
“Audited 2020/2021 Financial Statements”	Section 7.5
“Closing”	Section 3.2
“Closing Date”	Section 3.2
“Company Leases”	Section 5.26(b)
“Computer Systems”	Section 5.19(i)
“Continental”	Section 4.2(b)
“D&O Indemnified Persons”	Section 7.7(a)
“D&O Tail Insurance”	Section 7.7(b)
“Effective Time”	Section 3.2
“Exchange Fund”	Section 4.2(b)
“Excluded Shares”	Section 4.1(c)
“Export Control Laws”	Section 5.32(a)
“Financial Statements”	Section 5.11(a)
“International Trade Control Laws”	Section 5.32(a)
“IT Providers”	Section 5.19(k)
“Labor Agreements”	Section 5.24(a)
“Material Contracts”	Section 5.16(a)
“Merger Sub Ordinary Shares”	Section 6.7(c)
“Outside Date”	Section 11.1(d)(i)
“Owned Intellectual Property”	Section 5.19(a)
“Parent Parties Financial Statements”	Section 6.14(b)
“Parent Party Shareholder Approval Matters”	Section 9.5
“Parent SEC Documents”	Section 6.14(a)
“Per Share Merger Consideration”	Section 4.1(a)
“Permits”	Section 5.17
“Plan of Merger”	Section 3.2
“PM1”	Section 2.2
“Privacy Policy”	Section 5.19(j)
“Prohibited Party”	Section 5.32(b)
“Prospectus”	Section 9.5
“Proxy Statement/Prospectus”	Section 9.5
“Purchaser Investor”	Section 6.21
“Purchaser Special Meeting”	Section 9.5(a)
“Redomestication Merger Certificate”	Section 2.2
“Redomestication Merger Effective Time”	Section 2.2
“Redomestication Merger Surviving Corporation”	Section 2.1
“Registrar”	Section 2.2
“Registration Statement”	Section 9.5
“Required Purchaser Shareholder Approval”	Section 10.1(e)
“Requisite Company Vote”	Section 5.2
“Sanctions Laws”	Section 5.32(a)
“Scheduled Intellectual Property”	Section 5.19(a)
“Standards Agreements”	Section 5.19(n)
“Standards Body”	Section 5.19(n)
“Stockholder Register”	Section 2.6(a)(i)
“Surviving Corporation”	Section 3.1
“Trust Account”	Section 6.9
“Trust Fund”	Section 6.9
“Trustee”	Section 6.9

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Article II
REDOMESTICATION MERGER

2.1 Redomestication Merger. At the Redomestication Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Cayman Companies Act and the DGCL, respectively, Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after Redomestication Merger is hereinafter sometimes referred to as the “Redomestication Merger Surviving Corporation”.

2.2 Redomestication Merger Effective Time. The parties hereto shall cause Redomestication Merger to be consummated by filing a certificate of merger (the “Redomestication Merger Certificate”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and the filing of the Plan of Merger (the “PM1”) (and other documents required by the Cayman Companies Act) with the Registrar of Companies of the Cayman Islands (the “Registrar”), in accordance with the relevant provisions of the Cayman Companies Act. The effective time of Redomestication Merger shall be the later of the acceptance of the Redomestication Merger Certificate and the time that PM1 are duly registered by the Registrar, or such later time as specified in the Redomestication Merger Certificate and PM1, being the “Redomestication Merger Effective Time.”

2.3 Effect of Redomestication Merger. At the Redomestication Merger Effective Time, the effect of Redomestication Merger shall be as provided in this Agreement, the Redomestication Merger Certificate, PM1 and the applicable provisions of the DGCL and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Redomestication Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Parent and Purchaser prior to the Redomestication Merger Effective Time shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Redomestication Merger Surviving Corporation, which shall include the assumption by the Redomestication Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of Parent set forth in this Agreement to be performed after the Closing, and all securities of the Redomestication Merger Surviving Corporation issued and outstanding as a result of the conversion under Section 2.6 hereof shall be listed on the public trading market on which the Parent Common Shares were trading prior to Redomestication Merger.

2.4 Charter Documents. At the Redomestication Merger Effective Time, the Certificate of Incorporation and Bylaws of Parent, as in effect immediately prior to the Redomestication Merger Effective Time, shall cease and the Memorandum and Articles of Association of the of Purchaser, shall be amended and restated so that they read in their entirety as set forth substantially in the form attached hereto as Exhibit F, and as so amended and restated, shall be the Memorandum and Articles of Association of the Redomestication Merger Surviving Corporation.

2.5 Directors and Officers of the Redomestication Merger Surviving Corporation. As of the Redomestication Merger Effective Time, the board of directors of Parent shall be the board of directors of the Redomestication Merger Surviving Corporation.

2.6 Effect on Issued Securities of Parent.

(a) Conversion of Parent Common Shares.

(i) At the Redomestication Merger Effective Time, each issued and outstanding Parent Common Share (other than those described in Section 2.6(c) below) shall be converted automatically into one Purchaser Ordinary Share. At the Redomestication Merger Effective Time, all Parent Common Shares shall cease to be issued and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Common Shares immediately prior to the Redomestication Merger Effective Time, as evidenced by the stockholder register of Parent (the “Stockholder Register”), shall cease to have any rights with respect to such Parent Common Shares, except as provided herein or by Law. Each certificate (if any) previously evidencing Parent Common Shares shall be exchanged for a certificate representing the same number of Purchaser Ordinary Shares upon the surrender of such certificate in accordance with Section 2.7.

(ii) Each holder of Parent Common Shares listed on the Stockholder Register shall thereafter have the right to receive the same number of Purchaser Ordinary Shares only.

(b) Conversion of Parent Rights, Parent Warrants and Parent Units. At the Redomestication Merger Effective Time, (i) all Parent Rights shall be converted into Redomestication Merger Surviving Corporation Rights,

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(ii) all Parent Warrants shall be converted into Redomestication Merger Surviving Corporation Warrants and (iii) all Parent Units shall be converted into Redomestication Merger Surviving Corporation Units. At the Redomestication Merger Effective Time, each Parent Right, Parent Warrant and Parent Unit shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Redomestication Merger Surviving Corporation Rights, Redomestication Merger Surviving Corporation Warrants and Redomestication Merger Surviving Corporation Units shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Rights, the Parent Warrants and Parent Units, respectively, that are outstanding immediately prior to the Redomestication Merger Effective Time. At or prior to the Redomestication Merger Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Redomestication Merger Surviving Corporation Rights remain outstanding, a sufficient number of Redomestication Merger Surviving Corporation Ordinary Shares for delivery upon the exercise of the Redomestication Merger Surviving Corporation Rights, the Redomestication Merger Surviving Corporation Warrants and the Redomestication Merger Surviving corporation Units after the Redomestication Merger Effective Time.

(c) Cancellation of Parent Common Shares Owned by Parent. At the Redomestication Merger Effective Time, if there are any Parent Common Shares that are owned by Parent as treasury shares or any Parent Common Shares owned by any direct or indirect wholly owned subsidiary of Parent immediately prior to the Redomestication Merger Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Redomestication Merger Surviving Corporation, Purchaser or any Party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7 Surrender of Parent Common Shares. All securities issued upon the surrender of the Parent Common Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of the Parent Common Shares shall also apply to the Purchaser Ordinary Shares so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Redomestication Merger Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Redomestication Merger Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 Section 368 Reorganization. For U.S. federal income tax purposes, Parent and Purchaser intend that the Redomestication Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Purchaser is a party under Section 368(b) of the Code (the “Redomestication Intended Tax Treatment”). Parent and Purchaser hereby (i) adopt, and the Company acknowledges, this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Redomestication Intended Tax Treatment. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of Redomestication Merger for the Redomestication Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Redomestication Merger Effective Time has or may have on any such reorganization status. Each of the parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Redomestication Merger is determined not to qualify for the Redomestication Intended Tax Treatment.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Redomestication Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Redomestication Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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Article III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date, immediately after the Redomestication Merger and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the Cayman Companies Act and become a wholly owned subsidiary of Purchaser.

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XII, the closing of the Acquisition Merger (the “Closing”) shall take place immediately after the Redomestication Merger at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York on a date no later than three (3) Business Days after the satisfaction or waiver of all the conditions set forth in Article X that are required to be satisfied prior to the Closing Date, or at such other place and time as the Company and the Parent Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Merger”) in form and substance acceptable to the Parent Parties and the Company, and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger (and other documents required by the Cayman Companies Act) with the Registrar in accordance with the provisions of the Cayman Companies Act. The Acquisition Merger shall become effective at the time when the Plan of Merger is accepted by the Registrar in accordance with the Cayman Companies Act (the “Effective Time”).

3.3 Board of Directors. Immediately after the Closing, the Surviving Corporation’s board of directors shall consist of at least five (5) directors, three (3) of whom shall be independent directors under Nasdaq rules. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, one (1) of the independent director to serve as a director of Purchaser until the next annual shareholder meeting of Purchaser, and the Company shall have the right, but not the obligation, to designate, or cause to be designated, the remaining directors.

3.4 Effect of the Acquisition Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5 Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, and without any further action on the part of the Company or Merger Sub, the Memorandum and Articles of Association of the Company shall become the Memorandum and Articles of Association of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

3.6 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company.

3.7 Rights Not Transferable. The rights of the Shareholders as of immediately prior to the Effective Time are personal to each such Shareholder and shall not be assignable or otherwise transferable for any reason (except (i) by operation of Law or (ii) in the case of a natural Person, by will or the Laws of descent and distribution). Any attempted transfer of such right by any Shareholder (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

3.8 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, the officers and directors of Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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3.9 Section 368 Reorganization. For U.S. federal income tax purposes, each of the parties intends that the Acquisition Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Purchaser, Merger Sub and the Company is a party under Section 368(b) of the Code (the “Acquisition Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Acquisition Intended Tax Treatment. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger for the Acquisition Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Acquisition Merger Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify for the Acquisition Intended Tax Treatment.

3.10 Transfers of Ownership. If any certificate for Purchaser Ordinary Shares is to be issued in a name other than that in which the Company Ordinary Share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

Article IV
CONSIDERATION

4.1 Conversion of Shares.

(a) Conversion of Company Ordinary Shares. At the Effective Time, by virtue of the Acquisition Merger and without any action on the part of Parent, Purchaser, Merger Sub, the Company or the Shareholders, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive, without interest, the applicable number of Purchaser Ordinary Shares for such number of Company Ordinary Shares (the “Per Share Merger Consideration”) as specified on Exhibit A hereto. For avoidance of any doubt, each Shareholder will cease to have any rights with respect to its Company Ordinary Shares, except the right to receive the Per Share Merger Consideration.

(b) Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the one Merger Sub Ordinary Share is so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of Merger Sub Ordinary Shares will, as of the Effective Time, evidence ownership of such share(s) of ordinary shares of the Surviving Corporation.

(c) Treatment of Certain Company Shares. At the Effective Time, all Company Ordinary Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.

(d) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Surrender of Certificates. All securities issued upon the surrender of Company Ordinary Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Ordinary Shares shall also apply to the Closing Payment Shares so issued in exchange.

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(f) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Ordinary Share shall have been lost, stolen or destroyed, Purchaser shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Adjustments in Certain Circumstances. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Common Shares or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of the Company or Parent or Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, then the Closing Payment Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent, Purchaser, Merger Sub or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Issuance of Merger Consideration.

(a) No Issuance of Fractional Shares. No certificates or scrip representing fractional Closing Payment Shares will be issued pursuant to the Acquisition Merger, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share.

(b) Exchange Fund. On the Closing Date, Purchaser shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (“Continental”), or an agreed-upon depositary bank, as applicable, for the benefit of the Shareholder, for exchange in accordance with this Article IV, the Closing Payment Shares (such shares of Parent Common Stock, the “Exchange Fund”). Purchaser shall cause Continental or the depositary bank, pursuant to irrevocable instructions, to pay the Merger Consideration out of the Exchange Fund in accordance with Exhibit A and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

4.3 Withholding. Purchaser, the Company and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted, withheld and timely paid over to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Purchaser shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Parent Parties simultaneously with the execution of this Agreement, the Company hereby represents and warrants to the Parent Parties that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and shall be as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is readily apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries.

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5.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. The Company has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdictions in which the Company is qualified to conduct business as a foreign corporation or other entity.

5.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Additional Agreements to which the Company is or shall be a party have been duly authorized by all necessary action on the part of the Company, subject to the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby by way of a special resolution of the Shareholders passed by the affirmative vote of holders of Company Ordinary Shares representing at least two-thirds of the votes of the Company Ordinary Shares present and voting in person or by proxy at a meeting of the shareholders of the Company in accordance with the Organizational Documents of the Company (the “Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms to which it is a party.

5.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Governmental Authority other than the filing of the Plan of Merger and other related documents required by the Cayman Companies Act, except for SEC or Nasdaq approval required to consummate the transactions contemplated hereunder.

5.4 Non-Contravention. None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company, constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company or by which any of the Company Ordinary Shares or any of the Company’s assets is or may be bound, (c) result in the creation or imposition of any Lien on any of the Company Ordinary Shares, (d) cause a loss of any material benefit relating to the Business to which the Company is or may be entitled under any provision of any Permit or Contract binding upon the Company, or (e) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s material assets, in the cases of (a) to (e), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5 Capitalization.

(a) The capital of the Company is US$50,000.00 divided into 5,000,000,000 shares of a par value of US$0.00001 each, of which 157,894,737 are issued and outstanding as of the date hereof. All of the issued and outstanding Company Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights and have not been issued in violation of any preemptive or similar rights of any Person. As of the date hereof, all of the issued and outstanding Company Ordinary Shares are owned legally and beneficially by the Persons set forth on Part 1 of Exhibit A, and immediately prior to the Closing, all of the issued and outstanding Company Ordinary Shares will be owned legally and beneficially by the Persons set forth on Part 2 of Exhibit A. The only Company Ordinary Shares that will be issued and outstanding immediately after the Closing will be the Company Ordinary Shares owned by Purchaser. Except for the Company Ordinary Shares, no other class in the share capital of the Company is authorized or issued or outstanding.

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(b) There are no (a) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company; or (b) to the knowledge of the Company, agreements with respect to any of the Company Ordinary Shares, including any voting trust, other voting agreement or proxy with respect thereto.

5.6 Subsidiaries. Schedule 5.6 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.6, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests or convertible equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiaries listed on Schedule 5.6, the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.6, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.7 Organizational Documents. Copies of the Organizational Documents of the Company and each Subsidiary have heretofore been made available to the Parent Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Neither the Company nor any Subsidiary has taken any action in violation of its Organizational Documents.

5.8 Corporate Records. The register of shareholders or the equivalent documents of the Company and of each Subsidiary, and all proceedings of the Company’s and each Subsidiary’s board of directors occurring since their respective dates of inception, including committees thereof, and all consents to actions taken thereby, relating to all issuances and transfers of stock or shares, or material assets by the Company and each such Subsidiary, have been made available to the Parent Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company or the Subsidiary, as applicable.

5.9 Assumed Names. Schedule 5.9 is a complete and correct list of all assumed or “doing business as” names currently or previously used by the Company, including names on any websites. None of the Company or any Subsidiary has used any assumed or “doing business as” name other than the names listed on Schedule 5.9 to conduct the Business.

5.10 Consents. No Contracts binding upon the Company or by which any of the Company Ordinary Share, or any of the Company’s assets are bound, require a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby.

5.11 Financial Statements.

(a) Attached hereto as Schedule 5.11 are true, complete and correct copies of the unaudited consolidated balance sheets of the Company, and the related statements of operations, changes in stockholders’ equity and cash flows, for the fiscal years ended December 31, 2020 and 2021 (since the Company Formation Date) (collectively, the “Financial Statements”).

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(b) The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against on the Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since January 1, 2022, there are no material Liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Company. All material debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on the Financial Statements are included therein.

(d) The Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the date thereof. Except as set forth on Schedule 5.11, the Company does not have any material Indebtedness.

5.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Parent Parties by or on behalf of the Company are accurate, complete, and authentic. The Books and Records have been properly and accurately kept and accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by the Company and each Subsidiary. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with management’s authorizations in all material respects;

(ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company’s historical practices and to maintain asset accountability in all material respects;

(iii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company, as permitted by U.S. GAAP;

(iv) access to assets is permitted only in accordance with management’s authorization; and

(v)   the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.13 Absence of Certain Changes. Since January 1, 2022, except as set forth on Schedule 5.13 or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company has conducted the Business in the ordinary course consistent with past practices; (b) there has not been any Material Adverse Effect; (c) the Company has not taken any action nor has any event occurred which would have violated the covenants of the Company set forth in this Agreement if such action had been taken or such event had occurred between the date hereof and the Closing Date.

5.14 Properties; Title to the Company’s Assets.

(a) The Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto; and all of the Tangible Personal Property is in the control of the Company.

(b) The Company has good, valid and marketable title in and to, or in the case of the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after January 1, 2022, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No such asset is subject to any Liens other than Permitted Liens. The Company’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

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5.15 Litigation. (i) There is no Action (or any basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company, any of its officers or directors, or the Business before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements; (ii) there are no outstanding judgments against the Company that would reasonably to be expected to affect the ability of the Company to enter into and perform its obligations under this Agreement; and (iii) neither the Company nor any Subsidiary is, or has been, subject to any Proceeding with any Governmental Authority.

5.16 Contracts.

(a) Schedule 5.16 lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company is a party and which are currently in effect and constitute the following (if and to the extent applicable):

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company of $500,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $500,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company or other Person, under which the Company (A) has continuing obligations for payment of annual compensation of at least $100,000 (other than for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company;

(iv) all Contracts related to joint ventures, strategic alliances, partnerships, relationships for joint marketing or joint development with another Person;

(v) all Contracts relating to any acquisitions or dispositions of assets by the Company in excess of $500,000;

(vi) all Contracts for licensing agreements, including Contracts licensing Intellectual Property Rights, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the ordinary course of business;

(vii) Contracts (i) under which the Company or any of its Subsidiaries is currently: (A) licensing or otherwise providing the right to use to any third party any Owned Intellectual Property, or (B) licensing or otherwise receiving the right to use from any third party any material Intellectual Property, with the exception of (1) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company, with a dollar value individually not in excess of $200,000, (2) any Contract related to open source software, or (3) any Contract under which the Company licenses any of its Intellectual Property in the Ordinary Course, and (ii) under which the Company or any of its Subsidiaries has entered into an agreement not to assert or sue with respect to any Intellectual Property;

(viii) all Contracts relating to secrecy, confidentiality and nondisclosure agreements substantially limiting the freedom of the Company to compete in any line of business or with any Person or in any geographic area;

(ix) all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other material Intellectual Property Rights of the Company;

(x) all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(xi) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

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(xii) any Contract relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the Organizational Documents of the Company);

(xiii) any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements;

(xiv) all Contracts with or pertaining to the Company to which any Shareholder is a party;

(xv) all Contracts relating to material property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest (including the Leases);

(xvi) all Contracts with a digital asset exchange or over-the-counter trading desk; all IP Contracts, separately identifying all such IP Contracts under which Company is obligated to pay royalties thereunder and all such IP Contracts under which Company is entitled to receive royalties thereunder; and

(xvii) all Contracts relating to power or energy supply in connection with the mining data centers owned or otherwise controlled by the Company or any Subsidiary.

(b) (i) Each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company nor, to the Company’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company’s assets, (iii) no Contract (A) requires the Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to any Parent Party or any of its Affiliates. The Company previously provided to the Parent Parties true and correct fully executed copies of each written Material Contract.

(c) None of the execution, delivery or performance by the Company of this Agreement or Additional Agreements to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company is entitled under any provision of any Material Contract.

(d) The Company is in compliance with all material covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

5.17 Licenses and Permits. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company has obtained and maintained all material license, franchise, permit, order or approval or other similar authorization necessary to operate the Business (the “Permits”). The Permits are valid and in full force and effect, and none of the Permits will, assuming any requisite third-party consent has been obtained or waived prior to the Closing Date (if and to the extent applicable), be terminated or impaired or become terminable as a result of the transactions contemplated hereby.

5.18 Compliance with Laws.

(a) Neither the Company nor, to the knowledge of the Company, any representative or other Person acting on behalf of the Company, is in violation in any material respect of, and, no such Person has failed to be in compliance in all material respects with, all applicable Laws. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, since the Company Formation Date, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by the Company of, or failure on the part of the Company to comply with, or any liability suffered or incurred by the Company in respect of any violation of or material noncompliance with, any Laws or policies by any Governmental Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action by any Governmental Authority is pending, or to the knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company. The Company has not been threatened in writing or, to the Company’s knowledge, orally to be charged with, or given written or, to the Company’s knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Governmental Authority. Without limiting the generality of the foregoing, the Company is, and since the Company Formation Date, has been, in compliance in all material respects

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with: (i) every Law applicable to the Company due to the specific nature of the Business, including Data Protection Laws; (ii) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Law of any jurisdiction applicable to the Company; and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. The Company has not been threatened or charged in writing (or to the Company’s knowledge, orally) with or given written (or to the Company’s knowledge, oral) notice of any violation of any Data Protection Law, the Foreign Corrupt Practices Act or any other Law referred to in or generally described in foregoing sentence by any Governmental Authority and, to the Company’s knowledge, the Company is not under any investigations with respect to any such Law.

(b) Neither the Company nor, to the knowledge of the Company, any representative or other Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

5.19 Intellectual Property.

(a) Schedule 5.19 sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations, pending trademark applications and unregistered trademarks, (iii) registered copyrights and pending copyright applications, (iv) internet domain name registrations, and (v) social media handles, in each case that are owned by the Company or any of its Subsidiaries and are material to the Business (“Scheduled Intellectual Property” and collectively, and together with other Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries, the “Owned Intellectual Property”). Schedule 5.19 accurately specifies as to each of the foregoing, as applicable: (A) the filing number, issuance or registration number, or other identifying details; (B) the owner and nature of the ownership; and (C) the jurisdictions by or in which such Scheduled Intellectual Property has been issued, registered, or in which an application for such issuance or registration has been filed.

(b) All of the registrations, applications, and issuance within the Scheduled Intellectual Property are subsisting, in full force and effect, and to the knowledge of the Company, all such registrations and issuances within the Scheduled Intellectual Property are valid and enforceable. All registration, maintenance and renewal fees currently due in the next ninety (90) days in connection with any Owned Intellectual Property have been paid and all documents, recordations and certificates in connection therewith have been filed with the authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such rights and recording the Company’s or any Subsidiary’s ownership or interests therein.

(c) Except for any licenses granted to Owned Intellectual Property, the Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. The Owned Intellectual Property that is licensed to any customer pursuant to a Contract is valid, subsisting and enforceable. (i) No Owned Intellectual Property is the subject of any current opposition, cancellation, or similar Proceeding before any Governmental Authority other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), (ii) neither the Company nor any of its Subsidiaries is subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) neither the Company nor any of its Subsidiaries is subject to any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property. To the knowledge of the Company, no Proceedings described in this clause (b) are or have been threatened in writing.

(d) The Company or its Subsidiaries owns all right, title and interest in and to, or has valid, sufficient, subsisting and enforceable rights to use all Intellectual Property material to its Business as currently conducted. The Company and each of its Subsidiaries is in compliance with all material contractual obligations in a Contract set forth on Schedule 5.19(c) and to the knowledge of the Company is in compliance with all material contractual obligations in all applicable Contracts involving open source software. The consummation of the transaction contemplated hereby will not, by itself, directly and immediately materially impair any rights of the Company or any of its Subsidiaries to any Owned Intellectual Property or any licensed Intellectual Property.

(e) To the knowledge of the Company, the conduct of the business of the Company, including its Subsidiaries, as is currently conducted or conducted since the Company Formation Date, including any use of the Owned Intellectual Property as currently used by the Company or any of its Subsidiaries, does not infringe, misappropriate, or violate any Intellectual Property or other proprietary right of any Person.

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(f) To the knowledge of the Company, no Person is infringing, violating or misappropriating the rights of the Company or any of its Subsidiaries in or to any Owned Intellectual Property.

(g) Each current and former officer, employee agent, consultant and/or contractor of the Company or any of its Subsidiaries who in the regular course of such Person’s employment or engagement with the Company or Subsidiary would reasonably be expected to create or contribute to the creation of Owned Intellectual Property, has executed an assignment or similar agreement with the Company or Subsidiary assigning to the Company or Subsidiary all right, title, and interest in and to such Owned Intellectual Property. To the extent any such agreement or other similar written Contract permitted such employee, agent, consultant, and contractor to exclude from the scope of such agreement or Contract any Intellectual Property in existence prior to the date of the employment or relationship, no such employee, agent, consultant, and contractor excluded Intellectual Property that was related to the Business of the Company. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.

(h) The Company and each of its Subsidiaries have taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company or any of its Subsidiaries has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company or Subsidiary.

(i) The Company and its Subsidiaries have established and implemented, and, to the knowledge of the Company, are operating in material compliance with, policies, programs and procedures that are commercially reasonable and include administrative, technical and physical safeguards, designed to protect the confidentiality and security of Sensitive Data in their possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. The Company and its Subsidiaries maintain security controls for all material information technology systems owned by the Company and/or its Subsidiaries, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “Computer Systems”) that are designed to protect the Computer Systems against attacks (including virus, worm and denial-of-service attacks), unauthorized activities or access of any employee, hackers or any other person, and to otherwise maintain and protect the integrity, operation and security of such Computer Systems and all information (including Sensitive Data) stored thereon or transmitted thereby. Since the Company Formation Date, the Computer Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions, or other adverse events affecting any such Computer Systems that, in each case, have caused any substantial disruption of or interruption in or to the use of such Computer Systems, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the Company has remedied in all material respects any material privacy or data security issues identified in any privacy or data security audits of its businesses (including third-party audits of the Computer Systems). The Computer Systems are sufficient in all material respects for the current operations of the Company and its Subsidiaries.

(j) The Company and its Subsidiaries have in place policies (including a privacy policy), rules, and procedures (the “Privacy Policy”) regarding the Company’s and its Subsidiaries’ collection, use, processing, disclosure, disposal, dissemination, storage and protection of customers’ Personal Data. To the knowledge of the Company, the Company has materially complied with the Privacy Policy and applicable Laws regarding the collection, use, storage and transfer of Personal Data.

(k) The Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data (the “IT Providers”), have implemented and maintain: (i) commercially reasonable administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data.

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(l) No Actions are pending or, to the knowledge of the Company, threatened in writing against the Company and/or its Subsidiaries relating to the collection, use, dissemination, storage and protection of Personal Data.

(m) Except as set forth in Schedule 5.19(m), none of the tangible embodiments of Owned Intellectual Property (including software) is currently or was in the past distributed or used by the Company with any Public Software in a manner that requires that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form, made available at no charge, or reverse engineered. Schedule 5.19(m) further identifies the material Public Software with which such tangible embodiments identified pursuant to the previous sentence were distributed or used, and the manner of such distribution or use, and how such Public Software was integrated or combined with or linked to any such tangible embodiments.

(n) The Company is in actual possession and control of the source code of the software within the Owned Intellectual Property and all related documentation, specifications and know-how. No Person other than the Company and its employees and contractors (i) has a right to access or possess any source code of the software within the Owned Intellectual Property, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.

(o) Schedule 5.19(n): (i) identifies each standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which the Company is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Body”); and (ii) sets forth a listing and description of the membership agreements and other Contracts, bylaws, policies, rules and similar materials relating to such Standards Bodies, to which Company is bound (collectively, “Standards Agreements”). True, complete and correct copies of all Standards Agreements have been delivered to the Parent Parties. The Company is not bound by, and has not agreed in writing to be bound by, any Contract (including any written licensing commitment), bylaw, policy, or rule of any Standards Body that requires or purports to require Company to contribute, disclose or license any Intellectual Property to such Standards Body or its other members, other than the Standards Agreements. The Company has not made any written Patent disclosures to any Standards Body. The Company is in material compliance with all Standards Agreements that relate to Intellectual Property. The Company is not engaged in any material dispute with any Standards Body with respect to any Intellectual Property or with any third Persons with respect to Company’s conduct with respect to any Standards Body.

5.20 Customers and Suppliers.

(a) Schedule 5.20(a) sets forth a list of the Company’s five (5) largest customers and the five (5) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the first nine (9) months of the Company’s 2021 fiscal year, showing the approximate total sales by the Company to each such customer and the approximate total purchases by the Company from each such supplier, during each such period, each on a consolidate bases.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, none of the Company’s five (5) largest customers and the five (5) largest suppliers set forth on Schedule 5.20(a) has (i) terminated its relationship with the Company, (ii) materially reduced its business with the Company Group or materially and adversely modified its relationship with the Company, (iii) notified the Company in writing of its intention to take any such action, or (iv) to the knowledge of the Company, become insolvent or subject to bankruptcy proceedings.

5.21 Accounts Receivable and Payable; Loans.

(a) All accounts receivables and notes of the Company reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company in the ordinary course of business consistent with past practice. The accounts payable of the Company reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b) There is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company’s knowledge, all accounts, receivables or notes are good and collectible in the ordinary course of business.

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(c) Except as set forth in Schedule 5.21, the Company is not indebted to any of its Affiliates and no Affiliates are indebted to the Company.

5.22 Pre-payments. The Company has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

5.23 Employees; Employee Benefits

(a) Neither the Company nor any Subsidiary is a party to or subject to any collective bargaining agreement, non-competition agreement restricting the activities of the Company, or any similar agreement, and there has been no activity or Proceeding by a labor union or representative thereof to organize any employees of the Company.

(b) There are no pending or, to the knowledge of the Company, threatened claims or Proceedings against the Company or any Subsidiary under any worker’s compensation policy or long-term disability policy.

(c) Neither the execution, delivery and performance of this Agreement or any Additional Agreement to which the Company is a party nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company.

5.24 Employment Matters.

(a) Schedule 5.24 sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement (the “Labor Agreements” ), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company or any Subsidiary now in effect or under which the Company or any Subsidiary has any obligation, or any understanding between the Company or any Subsidiary and any employee concerning the terms of such employee’s employment that does not apply to the Company’s employees generally. The Company has previously delivered to the Parent Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(i) to the knowledge of the Company, no current employee of the Company or any Subsidiary, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(ii) there is no pending representation question or union organizing activity respecting employees of the Company or any Subsidiary.

5.25 Withholding. All obligations of the Company and its Subsidiaries applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company or any Subsidiary to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. All reasonably anticipated obligations of the Company and its Subsidiaries with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or the applicable Subsidiary prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

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5.26 Real Property.

(a) The Company does not own any real property.

(b) Schedule 5.26 sets forth a list of all Leases to which the Company or a Subsidiary is a party (“Company Leases”). With respect to each Company Lease: (i) each Company Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the lessee; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company or a Subsidiary holds the leasehold estate on the Company Leases free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located.

5.27 Tax Matters.

(a) (i) The Company has duly filed all income and other material Tax Returns which are required to be filed by it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of the Company; (iv) no statute of limitations in respect of the assessment or collection of any material amount of Taxes of the Company for which a Lien may be imposed on any of the Company’s assets has been waived or extended (other than Permitted Liens or pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) to the knowledge of the Company, the Company has withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by the Company in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) the Company has not requested any letter ruling from the IRS (or any comparable ruling from any other Taxing Authority); (vii) there is no Lien (other than Permitted Liens) for material Taxes upon any of the assets of the Company; (viii) the Company has not received any written request from a Taxing Authority in a jurisdiction where the Company has not paid any material Tax or filed material Tax Returns asserting that the Company is or may be subject to Tax in such jurisdiction; (ix) the Company is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (x) the Company has no material liability for the Taxes of any other Person (other than a Subsidiary of the Company): (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xi) the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xii) the Company has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(b) The Company is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Acquisition Merger from qualifying each as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The Financial Statements reflect accruals in accordance with GAAP for all current Taxes of the Company and any Subsidiary that are unpaid or payable as of the December 31, 2021 (except for any inaccuracies that are not material), and neither the Company nor any Subsidiary has incurred any liability for Taxes since December 31, 2021 other than in the ordinary course of business consistent with amounts incurred and paid with respect to the most recent comparable prior period (adjusted for ordinary course changes in operations).

5.28 Environmental Laws.

(a) Neither the Company nor any Subsidiary has (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge,

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defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) To the knowledge of the Company, there are no Hazardous Materials in, on, or under any properties owned, or leased by the Company or any Subsidiary such as could give rise to any material liability or corrective or remedial obligation of the Company or any Subsidiary under any Environmental Laws.

5.29 Finders’ Fees. Other than the Company’s arrangement with Aqua Pursuit International Limited, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of Affiliates who might be entitled to any fee or commission from Parent, Purchaser, Merger Sub or any of their Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.30 Powers of Attorney and Suretyships. The Company and its Subsidiaries do not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company or its Subsidiaries or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company or its Subsidiaries or other than as reflected in the Financial Statements.

5.31 Directors and Officers. Schedule 5.31 sets forth a true, correct and complete list of all directors and officers of the Company and of each Subsidiary.

5.32 International Trade Matters; Anti-Bribery Compliance.

(a) The Company currently is and, for the past five years (or since the Company Formation Date, whichever is shorter) has been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company or any Subsidiary), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by a Governmental Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Governmental Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company, nor any director or officer, nor, to the knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

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(c) Neither the Company nor any Subsidiary has received written notice of, nor, to the knowledge of the Company, any of its officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

5.33 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.34 [Intentionally left blank].

5.35 Affiliate Transactions.

(a) Schedule 5.35 sets forth a true, complete and correct list of the following (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract entered into between the Company or any Subsidiary, on the one hand, and any current or former Affiliate of the Company on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed by any current or former Affiliate to the Company. Each Affiliate Transaction entered into or occurring prior to the Closing (i) is arms-length transaction with fair market price and (ii) is a transaction duly approved by the board of directors in accordance with the Organizational Documents of the Company or such Subsidiary.

(b) None of the Shareholders nor any of their Affiliates own or have any rights in or to any of the material Assets, properties or rights used by the Company.

5.36 Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(i) Neither the Company, nor, to the knowledge of the Company, the Company’s and each Subsidiary’s officers, directors, managers, employees, agents, subcontractors and vendors to whom Company has given access to Personal Data, are and have been at all times since the Company Formation Date and the inception date of each Subsidiary, in compliance in all material respects with all applicable Privacy Laws;

(ii) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company, neither the Company nor any Subsidiary has experienced any loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Data maintained by or on behalf of the Company or any Subsidiary (including, to the knowledge of the Company, by any agent, subcontractor or vendor of the Company or any Subsidiary); and

(iii) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company or any Subsidiary, and (ii) neither the Company not any Subsidiary has been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or action with respect to any loss, damage or unauthorized access, use, disclosure, modification, or breach of security, of Personal Data maintained by or on behalf of the Company or any Subsidiary (including by any agent, subcontractor or vendor of the Company or any Subsidiary).

5.37 OFAC. Neither of the Company or any Subsidiary, nor any director or officer of the Company or any Subsidiary (nor, to the knowledge of the Company, any agent, employee, affiliate or Person acting on behalf of the Company or any Subsidiary) is currently identified on the specially designated nationals or other blocked Person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Company and all Subsidiaries have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

5.38 Board Approval. The Company’s board of directors (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and (ii) determined that the transactions contemplated hereby are in the best interests of the Shareholders.

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5.39 Other Information. No information provided by the Company to the Parent Parties to facilitate due diligence in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby, contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

Article VI
REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Parent hereby, on the date hereof and each of the other Parent Parties when formed, jointly and severally, represent and warrant to the Company that, except as disclosed in the Parent SEC Documents, each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is readily apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections.

6.1 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Purchaser, when formed, will be a corporation duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub, when formed, will be is a corporation duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Parent Parties has, or shall have, all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. The execution, delivery and performance by Parent of this Agreement and the Additional Agreements (to which it is a party to) and the consummation by the each of the Parent Parties of the transactions contemplated hereby and thereby are or will be within the corporate powers of such Parent Parties and have been or will be duly authorized by all necessary corporate action on the part of the Parent Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which any of them is a party or by which its securities are bound, other than the Required Purchaser Shareholder Approval and the authorization and approval of this Agreement, Redomestication Merger and the Acquisition Merger. This Agreement has been duly executed and delivered by Parent and it constitutes a valid and legally binding agreement of the Parent Parties, enforceable against them in accordance with their representative terms, and upon Parent Parties execution and delivery, the Additional Agreements (to which any of them is a party) will constitute, a valid and legally binding agreement of the Parent Parties, enforceable against them in accordance with their representative terms.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Parent Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Governmental Authority.

6.4 Non-Contravention. The execution, delivery and performance by the Parent Parties of this Agreement and any Additional Agreements do not and will not (i) contravene or conflict with the organizational or constitutive documents of any Parent Party, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Parent Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Parent Parties.

6.5 Finders’ Fees. Except for the Deferred Underwriting Amount and Parent’s arrangement with Chardan Capital Markets, LLC, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

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6.6 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Parent Parties are bound, applicable Law or the Parent Parties’ Organizational Documents.

6.7 Capitalization.

(a) Parent. Parent is authorized to issue a maximum of 15,000,000 Common Shares, par value $0.0001, and 1,000,000 preferred shares, par value $0.0001, of which 8,901,389 Parent Common Shares are issued and outstanding as of the date hereof. A total of 5,999,861 Parent Common Shares are reserved for issuance with respect to the Parent Warrants, Parent Rights and Parent Units. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s Organizational Documents and in Schedule 6.7(a), there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Purchaser. Upon formation, there will be 15,000,000 Purchaser Ordinary Shares authorized, of which one (1) Purchaser Ordinary Shares will be issued and outstanding at such time. No other shares of capital stock or other voting securities of Purchaser will be issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Purchaser’s Organizational Documents or any contract to which Purchaser will be a party or by which Purchaser will be bound. Except as will be set forth in Purchaser’s Organizational Documents, there will be no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There will be no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) Merger Sub. Upon formation, there will be the minimum number of allowed authorized ordinary shares, par value $0.00001per share, of Merger Sub authorized (the “Merger Sub Ordinary Shares”), of which one (1) Merger Sub Ordinary Share will be issued and outstanding at such time. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Ordinary Share(s) will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Merger Sub’s Organizational Documents or any contract to which Merger Sub will be a party or by which Merger Sub will be bound. Except as will be set forth in Merger Sub’s Organizational Documents, there will be no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There will be no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.8 Information Supplied. None of the information supplied or to be supplied by any Parent Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Purchaser’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by any Parent Party or that is included in any Parent Party SEC Documents). No material information provided by any Parent Party to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to Parent public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

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6.9 Trust Fund. As of the date of this Agreement, Parent has at least $ 69,004,405.60 in the trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Parent Parties’ knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of Parent and the Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of the Parent Parties, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Since November 17, 2021, Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, the Parent Parties shall have no further obligation under either the Trust Agreement or their Organizational Documents to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

6.10 Listing. As of the date hereof, the Parent Common Shares, Parent Rights and Parent Warrants are listed on the Nasdaq Stock Market, with trading symbols “ARIZ,” “ARIZR,” and “ARIZW.”

6.11 Reporting Company. Parent is a publicly-held company subject to reporting obligations pursuant to Section 11 of the Exchange Act, and the Parent Common Shares are registered pursuant to Section 11(b) of the Exchange Act.

6.12 No Market Manipulation. Neither the Parent Parties nor their Affiliates have taken, and they will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Parent Common Shares to facilitate the sale or resale of the Parent Common Shares or affect the price at which the Parent Common Shares may be issued or resold; provided, however, that this provision shall not prevent the Parent Parties from engaging in investor relations or public relations activities consistent with past practices.

6.13 Board Approval. Parent’s board of directors (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of Parent, as applicable, and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.14 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed by the Parent Parties subsequent to the date of this Agreement (the “Additional Parent Parties SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (ii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iii) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.14) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent Parties SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional

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Parent Parties SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent Parties SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent Parties SEC Documents (collectively, the “Parent Parties Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein. The Parent Parties Financial Statements (i) were prepared from the Books and Records of Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to Parent with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Parties Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since Parent’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Parties Financial Statements.

6.15 Litigation. There is no Action (or any basis therefor) pending against any Parent Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Parent Parties. No Parent Party is, or has previously been, to the knowledge of the Parent Parties, subject to any Proceeding with any Governmental Authority.

6.16 Compliance with Laws. No Parent Party is in violation of, has violated, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, nor, to the knowledge of the Parent Parties, is there any basis for any such charge and no Parent Party has previously received any subpoenas by any Governmental Authority.

6.17 Money Laundering Laws. The operations of the Parent Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Parent Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent Parties, threatened.

6.18 OFAC. Neither the Parent Parties, nor any director or officer of the Parent Parties (nor, to the knowledge of the Parent Parties, any agent, employee, affiliate or Person acting on behalf of the Parent Parties) is currently identified on the specially designated nationals or other blocked Person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Parent Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

6.19 Not an Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.20 Tax Matters.

(a) (i) Parent has duly filed all income and other material Tax Returns which are required to be filed it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of Parent; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent for which a Lien may be imposed on any of Parent’s assets has been waived or extended (other than Permitted Liens

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or pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) Parent has withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by Parent in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) Parent has not requested any letter ruling from the IRS (or any comparable ruling form any other Taxing Authority); (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of Parent; (viii) Parent has not received any written request from a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns asserting that Parent is or may be subject to Tax in such jurisdiction; (ix) Parent is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (x) Parent has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xi) Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xii) Parent has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(b) Parent is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Redomestication Merger or the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The Parent Parties Financial Statements reflect accruals in accordance with GAAP for all current Taxes of the Parent and any Subsidiary that are unpaid or payable as of the November 24, 2021 (except for any inaccuracies that are not material), and neither Parent nor any Subsidiary has incurred any liability for Taxes since November 24, 2021, other than in the ordinary course of business consistent with amounts incurred and paid with respect to the most recent comparable prior period (adjusted for ordinary course changes in operations).

6.21 PIPE Financing. The Parent Parties have delivered to the Company a true, correct and complete copy of each Subscription Agreement executed on or prior to the date hereof, pursuant to which certain Persons who have committed to purchasing Parent/Purchaser Ordinary Shares in connection with the transaction contemplated hereby concurrently with the Closing (each, a “Purchaser Investor”). To the knowledge of the Parent Parties, each Subscription Agreement is in full force and effect and is legal, valid and binding upon each Parent Party and the applicable Purchaser Investor, enforceable in accordance with its terms. As of the date hereof, each Subscription Agreement has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of the Parent Parties, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in each Subscription Agreement have not been withdrawn, terminated or rescinded by the applicable Purchaser Investor in any respect. As of the date hereof, there are no side letters or Contracts to which any Parent Party is a party related to the provision or funding, as applicable, of the purchases contemplated by each Subscription Agreement or the transactions contemplated hereby other than as expressly set forth in this Agreement, each Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Each Parent Party has, and to the knowledge of each Parent Party, each Purchaser Investor has, complied with all of its obligations under each Subscription Agreement. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in each Subscription Agreement, other than as expressly set forth in each Subscription Agreement. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of a Parent Party or, to the knowledge of any Parent Party as of the date hereof, any Parent Investor, (ii) assuming the conditions set forth in Section 10.1 and Section 10.2 will be satisfied, constitute a failure to satisfy a condition on the part of Parent or, to the knowledge of Parent as of the date hereof, the applicable Parent Investor or (iii) assuming the conditions set forth in Section 10.1 and Section 10.2 will be satisfied, to the knowledge of each Parent Party as of the date hereof, result in any portion of the amounts to be paid by each Purchaser Investor in accordance with each Subscription Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 10.1 and Section 10.2 will be satisfied, each Parent Party has no reason to believe that any of the conditions to the consummation of the purchases under each Subscription Agreement will not be satisfied, and, as of the date hereof, no Parent Party is aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

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Article VII
COVENANTS OF THE COMPANY AND THE PARENT PARTIES PENDING CLOSING

7.1 Conduct of the Business.

(a) From the date hereof through the Closing Date, each Party shall, and the Company shall cause its Subsidiaries to, conduct their respective business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, shall not enter into any material transactions without the prior written consent of the other Party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the written consent of all parties (which shall not be unreasonably withheld), the Company and each Parent Party agrees that it shall not:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other of its rights or assets that involve payments in excess of $500,000, except for in ordinary course of business consistent with past practice;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $500,000 (individually or in the aggregate), except for in ordinary course of business consistent with past practice;

(iv) make any capital expenditures in excess of $500,000 (individually or in the aggregate), except for in ordinary course of business consistent with past practice;;

(v) sell, lease, license or otherwise dispose of any of its assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $500,000 in the aggregate;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any Shareholder (other than, in the case of any Shareholder who is an employee, payments of salary accrued in said period at the current salary rate);

(vii) authorize any salary increase of more than 20 % for any employee making an annual salary equal to or greater than $100,000 in the aggregate on an annual basis or change its bonus or profit sharing policies (excluding share option grant);

(viii) obtain or incur any loan or other Indebtedness, except for in ordinary course of business consistent with past practice, in excess of $5,000,000, including drawings under existing lines of credit;

(ix) suffer or incur any Lien on its assets, except for Permitted Liens or Liens incurred in the ordinary course of business consistent with past practice;

(x) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xi) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(xii) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $10,000;

(xiii) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

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(xiv) make, change or revoke any material Tax election or change any annual Tax accounting periods; settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; or enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); or surrender or forfeit any right to claim a material Tax refund; or

(xv) undertake any legally binding obligation to do any of the foregoing.

(b) No party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time. From the date hereof through the earlier of (x) termination of this Agreement in accordance with this Agreement and (y) the Closing Date, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company or any of the Parent Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company or the Parent Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company or the Parent Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and the Parent Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. Notwithstanding anything to the contrary as set forth above, if the board of directors of the Company or of any Parent Party (as applicable) has determined in good faith, as supported by written opinions from its financial advisor and/or outside legal counsel, that failure to take such action would constitute a breach of its directors’ fiduciary duties under applicable Law, the other Party may waive any such provision to the extent necessary to permit such Person to comply with applicable Laws, provided, however, that prior to taking such action or announcing the intention to do so, such Person has complied in all material respects with its written notification obligation in respect of the Alternative Transaction in accordance with this Section 7.1.

7.2 Access to Information. From the date hereof until and including the Closing Date, the Company and the Parent Parties shall, to the best of their abilities, (a) continue to give each other Party, its legal counsel and other representatives full access to its offices, properties, and Books and Records, (b) furnish to the other Party, its legal counsel and other representatives such information relating to the business of the Company or the Parent Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other Party in such other Party’s investigation of its business; provided, however, that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Parent Parties and, provided further, that any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Parent Parties. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which

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it is subject or applicable Law, provided, however, that the non-disclosing Party must advise the other parties that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each party shall promptly notify the other parties of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Ordinary Share or share capital or capital stock of the Parent Parties or any of the Company’s or the Parent Parties’ assets;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such Party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4 SEC Filings.

(a) The parties acknowledge that:

(i) Purchaser’s shareholders and the Shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, Purchaser must call a special meeting of its shareholders requiring Purchaser to prepare and file with the SEC a Registration Statement on Form F-4 or Form S-4, as determined by the parties, which will contain a Proxy Statement/Prospectus (as defined in Section 9.5);

(ii) the Parent Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent Parties will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the Parent Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company will, and will use its best efforts to cause its Affiliates to, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their best efforts to (i) cooperate with the Parent Parties, (ii) respond to questions about the Company required in any filing or requested by the SEC, and (iii) provide any information requested by the Parent Parties in connection with any filing with the SEC.

(c) Company Cooperation. The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Parent’s shareholders with respect to the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide the Parent Parties with such information as shall be reasonably requested by the Parent Parties for inclusion in or attachment to the Proxy Statement/Prospectus, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its Shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company understands that such information shall be included in the Proxy Statement/Prospectus and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall cause its managers, directors, officers and employees to be reasonably available to the

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Parent Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company.

7.5 Financial Information. By no later than March 31, 2022, the Company will deliver to the Parent Parties audited financial statements of the Company as of and for the years ended December 31, 2020 and 2021 (since the Company Formation Date), all prepared in conformity with U.S. GAAP under the standards of the PCAOB (the “Audited 2020/2021 Financial Statements”). The Audited 2020/2021 Financial Statements shall, among other things, be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Audited 2020/2021 Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company will provide additional financial information as reasonably requested by the Parent Parties for inclusion in any filings to be made by the Parent Parties with the SEC. If reasonably requested by the Parent Parties, the Company shall use its reasonable best efforts to cause such information reviewed or audited by the Company’s auditors.

7.6 Trust Account. The Company acknowledges that the Parent Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and for the payment of (i) all amounts payable to shareholders of Purchaser holding Purchaser Units, Purchaser Rights or Purchaser Ordinary Shares who shall have validly redeemed their Purchaser Units, Purchaser Rights or Purchaser Ordinary Shares upon acceptance by Purchaser of such Purchaser Units or Purchaser Ordinary Shares, (ii) the expenses of the Parent Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO and (iv) the remaining monies in the Trust Account to the Parent Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Parent Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent Parties (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Parent Parties in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Parent shall cause the Organizational Documents of Parent, Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount of per annum Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Parent Parties to honor all obligations thereunder.
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(c) On the Closing Date, Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.

7.8 Notice of Changes. The Company shall give prompt written notice to the Parent Parties of (a) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the condition set forth in Section 10.2(b) would not be satisfied, (b) any breach of any covenant or agreement of the Company contained in this Agreement such that the condition set forth in Section 10.2(c) would not be satisfied, and (c) any event, circumstance or development that would reasonably be expected to have a Material Adverse Effect; provided, however, that in each case (i) no such notification shall affect the representations, warranties, covenants, agreements or conditions to the obligations of the parties under this Agreement and (ii) no such notification shall be deemed to amend or supplement the Disclosure Schedules or to cure any breach of any covenant or agreement or inaccuracy of any representation or warranty.

7.9 Sponsor Lock-up. The parties hereto acknowledge that only the Insider Shares as defined in the Prospectus are subject to any lock-up arrangements and all other securities of Parent owned by the Sponsor, including the Parent Units, shall be freely trade upon the closing of the transactions contemplated hereby.

7.10 Formation of Purchaser and Merger. As promptly as practicable after the Signing Date, no later than the day immediately prior to the Closing Date, Parent shall cause each of Purchaser and Merger Sub to be formed under the laws of the Cayman Islands. Upon formation, each of Purchaser and Merger Sub shall sign a joinder agreement in form and substance reasonably agreed by the parties, agreeing to be bound by this Agreement as if parties hereto on the Signing Date.

Article VIII
COVENANTS OF THE COMPANY

The Company agrees that:

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company shall duly and timely file all income and other material Tax Returns required to be filed with the applicable Taxing Authority, pay all material Taxes required to be paid by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

8.2 Reasonable Best Efforts to Obtain Consents. The Company shall use its reasonable best efforts to obtain each required third party consent to the transactions contemplated by this Agreement as promptly as practicable hereafter.

8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, (a) within sixty (60) calendar days following the end of each three-month quarterly period, the Company shall deliver to Parent Parties, for the first three quarters of the year, unaudited management accounts of the Company, and (b) the Company shall also promptly deliver to the Parent Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

Article IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

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9.2 Tax Matters.

(a) Parent and Purchaser hereto shall use their reasonable best efforts to cause the Redomestication Merger to qualify for the Redomestication Intended Tax Treatment, and none of Parent, Purchaser, the Company and their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Redomestication Merger from qualifying for such intended Tax treatment. The parties hereto shall use their reasonable best efforts to cause the Acquisition Merger to qualify for the Acquisition Intended Tax Treatment, and none of Parent, Purchaser, Merger Sub or the Company and their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Acquisition Merger from qualifying for such intended Tax treatment.

(b) Each of Parent, Purchaser, the Company, and their respective Affiliates shall file all Tax Returns consistent with (i) the Redomestication Intended Tax Treatment and (ii) the Acquisition Intended Tax Treatment (including, in each case, attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Redomestication Merger and the Acquisition Merger), and shall take no position inconsistent with the Redomestication Intended Tax Treatment or the Acquisition Intended Tax Treatment, as applicable (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(c) In the event the SEC requires a tax opinion regarding: (i) the Redomestication Intended Tax Treatment, Purchaser will use its reasonable best efforts to cause Loeb & Loeb LLP to deliver such tax opinion to Purchaser, or (ii) the Acquisition Intended Tax Treatment, the Company shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary Tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor.

(d) Within one hundred twenty (120) days after the end of Purchaser’s current taxable year and each subsequent taxable year of Purchaser for which Purchaser reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Purchaser shall (1) determine its status as a PFIC, (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) make such PFIC status determinations available to the shareholders of Purchaser as of immediately prior to the Effective Time. If Purchaser determines that it was, or could reasonably be deemed to have been, a PFIC in such taxable year, Purchaser shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Purchaser shareholders as of immediately prior to the Effective Time and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Purchaser or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 9.2(d), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of two (2) years after the end of Purchaser’s current taxable year.

9.3 Settlement of the Parent Parties’ Liabilities. Concurrently with the Closing, all outstanding Liabilities of the Parent Parties shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by any Parent Party or any of their officers, directors, or their Affiliates, in connection with identifying, investigating and consummating a business combination.

9.4 Compliance with SPAC Agreements. The Company and Parent Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain Registration Rights Agreement, dated as of November 17, 2021 by and between Parent and the investors named therein.

9.5 Registration Statement.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form F-4/Form S-4, as determined by the parties, (as amended or supplemented from time to time, and including the

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Proxy Statement/Prospectus contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Ordinary Shares to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement/Prospectus. The Registration Statement shall include a Proxy Statement of Parent and the Company as well as a prospectus for the offering of Purchaser Ordinary Shares to the Shareholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from Purchaser’s shareholders for the matters to be acted upon at the Purchaser Special Meeting and providing the public shareholders of Purchaser an opportunity in accordance with Purchaser’s organizational documents and the final IPO prospectus of Parent, dated November 17, 2021 (the “Prospectus”) to have their Purchaser Ordinary Shares redeemed in conjunction with the shareholder vote on the Parent Party Shareholder Approval Matters as defined below. The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Purchaser shareholders to vote, at an extraordinary general meeting of Purchaser’s shareholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Acquisition Merger, by the holders of Purchaser Ordinary Shares in accordance with Purchaser’s Organizational Documents, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the amended and restated Memorandum and Articles of Association of Redomestication Merger Surviving Corporation substantially in the form attached hereto as Exhibit F, including the dual-class share structure provided thereunder, (iii) election of the directors of Purchaser as set forth in Section 3.3 of this Agreement, and (iv) such other matters as the Company and the Parent Parties shall hereafter mutually determine to be necessary or appropriate in order to effect the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Parent Party Shareholder Approval Matters”), In connection with the Registration Statement, Parent, Purchaser and the Company will file with the SEC financial and other information about the transactions contemplated in this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement requirements set forth in Parent’s organizational documents, Delaware Law, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. The Parent Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide the Parent Parties with such information concerning the Company and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company). If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent Parties shall provide such information concerning each Parent Parties and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto, which information provided by the Parent Parties shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading.

(b) Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to shareholders of Parent and the Company.

(c) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Parent, on the one hand, and the Company, on the other hand, and shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or

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delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Purchaser Ordinary Shares, as applicable, pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Purchaser Organizational Documents and the Company Organizational Documents. Each of the Company and the Parent Parties shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that the Parent Parties receive from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(d) Each party shall, and shall cause each of its subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company, the Parent Parties and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Proxy Statement/Prospectus (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Parent Parties hall cause the Proxy Statement/Prospectus to be disseminated to Purchaser’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Purchaser’s Organizational Documents.

9.6 PIPE Financing. Unless otherwise approved in writing by the Company, which approval shall not be unreasonably withheld, the Parent Parties shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than as a result of any assignment or transfer contemplated therein or permitted thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, Parent shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the Parent Investors to pay to (or as directed by) Parent the applicable purchase price under each Parent Investor’s applicable Subscription Agreement in accordance with its terms.

9.7 Confidentiality. Except as necessary to complete the Proxy Statement/Prospectus, the Company, on the one hand, and the Parent Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Party furnished to it by such other Party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such Party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement/Prospectus.

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Article X
CONDITIONS TO CLOSING

10.1 Condition to the Obligations of the Parties. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) All consents, approvals and actions of, filings with and notices to any Governmental Authority required to consummate the transactions contemplated by this Agreement shall have been made or obtained.

(d) The SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) The Parent Party Shareholder Approval Matters that are submitted to the vote of the shareholders of Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement/Prospectus and Purchaser’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Purchaser at the Purchaser Special Meeting in accordance with Purchaser’s Organizational Documents, applicable Law and the Proxy Statement/Prospectus (the “Required Purchaser Shareholder Approval”).

(f) This Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Ordinary Shares constituting the Requisite Company Vote in accordance with the Cayman Companies Act and the Company’s Organizational Documents.

(g) All required filings under the HSR Act, and other applicable anti-trust laws, shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority shall have expired or otherwise been terminated.

(h) As of the Closing, Purchaser shall have at least $5,000,001 in net tangible assets.

(i) Each of Purchaser and Merger Sub shall have been formed and shall have executed a joinder agreement to this Agreement.

10.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Parent Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representations and warranties speak only as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect; it being understood and agreed that the representations set forth in Section 5.5 (as to Capitalization) shall not be subject to any Material Adverse Effect qualifier, and for purposes of this clause (b) all such representations in Section 5.5 shall be true and correct except for de minimis inaccuracies.

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(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) The Parent Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (c) of this Section 10.2.

(e) The Parent Parties shall have received (i) a copy of the Organizational Documents of the Company as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s Shareholders authorizing this Agreement and the transactions contemplated hereby, and (iii) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the Registrar.

(f) The Parent Parties shall have received copies of all Governmental Approvals, if any, in form and substance reasonably satisfactory to the Parent Parties, and no such Governmental Approval shall have been revoked.

(g) The Parent Parties shall have received duly executed opinions from the Company’s Cayman Islands counsel in form and substance reasonably satisfactory to the Parent Parties, addressed to the Parent Parties and dated as of the Closing Date.

(h) The Parent Parties shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.

(i) The Parent Parties shall have received a copy of each of the Additional Agreements duly executed by all required parties thereto, other than Parent or the Company.

(j) The Parent Parties shall have received copies of third party consents set forth on Schedule 10.2(j) in form and substance reasonably satisfactory to the Parent Parties, and no such consents have been revoked and the PIPE Financing and such listing shall have been approved by Nasdaq subject to official notice of issuance.

(k) The aggregate cash proceeds available to the Parent Parties from the PIPE Financing shall be not less than an aggregate of $50,000,000.

10.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Parent Parties shall have duly performed all of their covenants and obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Parent Parties contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect; it being understood and agreed that the representations set forth in Section 6.7 (as to capitalization) shall not be subject to any Material Adverse Effect qualifier, and for purposes of this clause (b) all such representations in Section 6.7 shall be true and correct except for de minimis inaccuracies.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Parent Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Parent Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) Each of the Parent Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

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(f) From the date hereof until the Closing, the Parent Parties shall have been in material compliance with the reporting requirement under the Securities Act and the Exchange Act, as applicable to the Parent Parties.

(g) Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied. The additional listing application for the Closing Payment Shares shall have been approved by Nasdaq.

Article XI
TERMINATION

11.1 Termination. (a) This Agreement may be terminated and the Redomestication Merger, Acquisition Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding any Requisite Company Vote and adoption of this Agreement and the contemplated transactions by the equity holders of the Company or Purchaser, by the mutual written consent of the Company and Parent Parties duly authorized by each of their respective boards of directors;

(b) by any of the Parent Parties, if any of the representations or warranties of the Company set forth in Article V shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in Section 10.2 would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Company; provided, however. that the Parent Parties shall not have the right to terminate this Agreement pursuant to this Section 11.1(b) if any Parent Party is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

(c) by the Company, if any of the representations or warranties of any Parent Party set forth in Article VI shall not be true and correct, or if any Parent Party has failed to perform any covenant or agreement on its part set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 20 days after written notice thereof is delivered to the Parent Parties; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(b) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

(d) by either the Company or any Parent Party:

(i) on or after July 31, 2022 (the “Outside Date”), if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the right to terminate this Agreement under this 11.1(d)(i) shall not be available to a Party if the failure of the Acquisition Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii) if any Order having the effect set forth in Section 10.1(a) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 11.1(d)(ii) shall not be available to a Party if such Order was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(iii) if any of the Parent Party Shareholder Approval Matters shall fail to receive the Required Purchaser Shareholder Approval at the Purchaser Special Meeting (unless such Purchaser Special Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(e) by the Parent Parties if the Requisite Company Vote shall not have been obtained within five (5) Business Days of the delivery to Purchaser’s shareholders of the Proxy Statement/Prospectus, provided that the termination right under this Section 11.1(e) shall be of no further force or effect if such Requisite Company Vote is

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delivered to the Parent Parties prior to the termination of the Agreement (even if after the five (5) Business Day period provided above); or

(f) by the Parent Parties, in the event that the Audited 2020/2021 Financial Statements have not been delivered by March 31, 2022.

11.2 Breakup Fee.

(a) Parent Breakup Fee. In the event of the termination of this Agreement by Parent pursuant to Section 11.1(b) or Section 11.1(f) (substituting April 15, 2022 for March 31, 2022) or as a result of the Company’s refusal to consummate the transactions contemplated hereby, the Company shall pay Parent a breakup fee equal to $3,000,000 in cash within three Business Days following such termination. For the avoidance of doubt, the Company shall not be liable to any Parent Breakup Fee if the termination of this Agreement is primarily the result of regulatory oversight or scrutiny not caused by the Company’s lack of cooperation or non-compliance with the terms of this Agreement.

(b) Company Breakup Fee. In the event of the termination of this Agreement by the Company pursuant to Section 11.1(c) or as a result of Parent’s refusal to consummate the transactions contemplated hereby, Parent shall pay the Company a breakup fee of 450,000 shares of Parent Ordinary Shares (total value of $4,500,000), within three Business Days following such termination.

11.3 Effect of Termination. Subject to Section 11.2, in the event of the termination of this Agreement (other than termination pursuant to Section 11.1(a)), written notice thereof shall be given by the Party desiring to terminate to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void (other than the provisions of Article XII and this Section 11.3), and there shall be no Liability on the part of any Parent Party or their respective directors, officers and Affiliates; provided, however, that nothing in this Agreement will relieve any Party from Liability for fraud.

Article XII
MISCELLANEOUS

12.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

Finfront Holding Company

111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098
Attention: Leo Lu
Email: leo@bitfufu.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Professional Corporation
[redacted]
Attention: Dan Ouyang, Esq./Ke Li, Esq.
Email: douyang@wsgr.com/keli@wsgr.com

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if to any Parent Party:

Arisz Acquisition Corp.
199 Water St, 31st Floor
New York, NY 10038
Telephone: (919) 699 9827
Attn: Ms. Echo Hindle-Yang
Email: Hindleyang@ariszacquisition.com

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Mitchell Nussbaum
Email: mnussbaum@loeb.com

12.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Parent Parties and the Company, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the Party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved Party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any Party seek, nor shall any Party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

12.3 Nonsurvival of Representations. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) the provisions regarding the breakup fees in Section 12.3.

12.4 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any Party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

12.5 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other Party hereto. If a Party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

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12.6 Expenses. Each Party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur each Party’s reasonable and documented costs and expenses will be paid from the capital of Purchaser.

12.7 No Assignment or Delegation. No Party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other Party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

12.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

12.9 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.9.

12.10 Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Additional Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 12.10 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 12.1 shall be effective service of process for any such Action.

12.11 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each Party of an executed counterpart or the earlier delivery to each Party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

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12.12 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No Party has relied on any representation from, or warranty or agreement of, any Person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

12.13 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

12.14 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “Party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the executive officers and director(s) of the Company as of the date hereof and the Closing Date.

12.15 Further Assurances. Each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

12.16 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

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12.17 Waiver. Reference is made to the Prospectus. The Company and the Principal Shareholder have read the Prospectus and understand that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company and the Principal Shareholder each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent.

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EXECUTION COPY

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment dated as of April 4, 2022 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) which was made and entered into as of January 21, 2022, by and between Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Preliminary Statement

WHEREAS, pursuant to Section 12.2(a) of the Agreement, the Agreement may be amended by a writing signed by Parent and the Company; and

WHEREAS, Parent and the Company desire to amend the Agreement to reflect changes agreed between the Parties and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Certain Provisions.

Section 1.7. Section 1.7 of the Agreement is hereby amended in its entirety to read as follows:

“1.7 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or in the Cayman Islands are authorized to close for business.”

Section 1.55. The first sentence of Section 1.55 of the Agreement is hereby amended in its entirety to read as follows:

1.55 “Purchaser Ordinary Shares” means, collectively, (i) the Class B ordinary shares of Purchaser, with respect to Chipring Technology Limited and (ii) the Class A ordinary shares of Purchaser, with respect to all other shareholders, all of which have a par value of $0.0001 per share.

Section 2.6(b). Section 2.6(b) of the Agreement is hereby amended in its entirety to read as follows:

“(b) Conversion of Parent Rights and Parent Warrants. At the Redomestication Merger Effective Time, (i) all Parent Rights shall be converted into Redomestication Merger Surviving Corporation Rights, (ii) all Parent Warrants shall be converted into Redomestication Merger Surviving Corporation Warrants and (iii) all Parent Units will separate into their individual components of Parent Common Shares, Parent Rights and Parent Warrants and will cease separate existence and trading. At the Redomestication Merger Effective Time, each Parent Right and Parent Warrant shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Redomestication Merger Surviving Corporation Rights and Redomestication Merger Surviving Corporation Warrants shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Rights and the Parent Warrants, respectively, that are outstanding immediately prior to the Redomestication Merger Effective Time. At or prior to the Redomestication Merger Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Redomestication Merger Surviving Corporation Rights remain outstanding, a sufficient number of Redomestication Merger Surviving Corporation Ordinary Shares for delivery upon the exercise of the Redomestication Merger Surviving Corporation Rights and the Redomestication Merger Surviving Corporation Warrants after the Redomestication Merger Effective Time.

Section 2.6(c). Section 2.6(c) of the Agreement is hereby amended by adding the following sentence to the end thereof:

“In addition, as of the Redomestication Merger Effective Time, the one (1) share of Purchaser owned by Parent immediately prior to the Redomestication Merger Effective Time shall be automatically cancelled and extinguished without any conversion or consideration delivered in exchange therefor.”

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Section 2.8. Section 2.8 of the Agreement is hereby amended in its entirety to read as follows:

“2.8 Lost, Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities as the case may be, upon the affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Redomestication Merger Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to execute and deliver a deed of indemnity in respect of such lost, stolen or destroyed certificates in the form required by the Redomestication Merger Surviving Corporation as indemnity against any claim that may be made against it with respect to the certificates alleged to have been lost, stolen or destroyed.”

Section 4.1(f). Section 4.1(f) of the Agreement is hereby amended in its entirety to read as follows:

“(f) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Ordinary Shares shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities as the case may be, upon the affidavit of that fact by the holder thereof such securities, as may be required pursuant to Section 4.1(e); provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to execute and deliver a deed of indemnity in respect of such lost, stolen or destroyed certificates in the form required by Purchaser as indemnity against any claim that may be made against it with respect to the certificates alleged to have been lost, stolen or destroyed.”

Section 4.2(b). The reference in the fourth line of Section 4.2(b) to “shares of Parent Common Stock” is hereby deleted and replaced with “Closing Payment Shares”.

Section 6.7(b). The first sentence of Section 6.7(b) is hereby amended in its entirety to read as follows:

“Upon the execution of this Amendment, there will be 500,000,000 Purchaser Ordinary Shares authorized, of which one (1) Purchaser Ordinary Share will be issued and outstanding as of such time and held by Parent.”

Section 6.7(c). The first sentence of Section 6.7(c) is hereby amended in its entirety to read as follows:

“Upon the execution of this Amendment, there will be 50,000 ordinary shares of par value $1.00 each, of Merger Sub authorized (the “Merger Sub Ordinary Shares”), of which one (1) Merger Sub Ordinary Share will be issued and outstanding as of such time and held by Purchaser.”

“Purchaser Special Meeting.” All references to “Purchaser Special Meeting” set forth in the Glossary, Section 9.5(a), Section 10.1(e) and Section 11.1(d)(iii) of the Agreement are hereby amended to refer to the “Parent Special Meeting” of the Parent’s stockholders.

“Required Purchaser Shareholder Approval.” All references to “Required Purchaser Shareholder Approval” set forth in the Glossary, Section 6.2, Section 10.1(e) and Section 11.1(d)(iii) of the Agreement are hereby amended to refer to the “Required Parent Stockholder Approval.”

Section 9.5 (a). The second and third sentences of Section 9.5(a) are hereby amended in its entirety to read as follows:

The Registration Statement shall include a Proxy Statement of Parent and the Company as well as a prospectus for the offering of Purchaser Ordinary Shares and Redomestication Merger Surviving Corporation Warrants to the Shareholders and Parent’s stockholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from Parent’s stockholders for the matters to be acted upon at the Parent Special Meeting and providing the public stockholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the final IPO prospectus of Parent, dated November 17, 2021 (the “Prospectus”) to have their Parent Common Shares redeemed in conjunction with the shareholder vote on the Parent Party Shareholder Approval Matters as defined below.

The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Parent stockholders to vote, at an extraordinary general meeting of Parent stockholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Acquisition Merger, by

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the holders of Parent stockholders in accordance with Parent’s Organizational Documents, the Cayman Companies Act (as applicable) and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the amended and restated Memorandum and Articles of Association of Redomestication Merger Surviving Corporation substantially in the form attached hereto as Exhibit F, including the dual-class share structure provided thereunder, (iii) election of the directors of Purchaser as set forth in Section 3.3 of this Agreement, and (iv) such other matters as the Company and the Parent Parties shall hereafter mutually determine to be necessary or appropriate in order to effect the Redomestication Merger and the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Parent Party Shareholder Approval Matters”).

Section 10.1 (e). is hereby amended in its entirety to read as follows:

The Parent Party Shareholder Approval Matters that are submitted to the vote of the stockholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement/Prospectus and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement/Prospectus (the “Required Parent Stockholder Approval”).

Section 11.1(d)(iii) is hereby amended in its entirety to read as follows:

if any of the Parent Party Shareholder Approval Matters shall fail to receive the Required Parent Stock Approval at the Parent Special Meeting (unless such Parent Special Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

Exhibit A. Exhibit A to the Agreement is hereby amended in its entirety to read as set forth in Schedule A to this Amendment.

2. Miscellaneous.

(a) Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b) Section 9.7 (Confidentiality), Section 12.1 (Notices), Section 12.5 (Publicity), Section 12.8 (Governing Law), Section 12.9 (Waiver of Jury Trial), and Section 12.10 (Submission to Jurisdiction) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c) This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[The remainder of this page intentionally left blank; signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:
ARISZ ACQUISITION CORP.
By:	/s/ Echo Hindle-Yang
Name: Echo Hindle-Yang
Title:Chief Executive Officer

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company:
FINFRONT HOLDING COMPANY
By:	/s/ LU Leo
Name: LU Leo
Title: Director

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SCHEDULE A

EXHIBIT A

Part 1 — Shareholders of the Company as of April 4, 2022

Name of Shareholders	Number of Company Ordinary Shares	Shares Ownership Percentage
Chipring Technology Limited	142,105,263	90.00%
Antdelta Investment Limited	7,894,737	5.00%
FuFu ESOP Limited	7,894,737	5.00%
Total	157,894,737	100.00%

Part 2 — Shareholders of the Company as of the Closing Date

Name of Shareholder	Number of Company Ordinary Shares	Shares Ownership Percentage	Closing Payment Shares
Chipring Technology Limited	142,105,263	90.00%	135,000,000 Class B ordinary shares of Purchaser
Antdelta Investment Limited	7,894,737	5.00%	7,500,000 Class A ordinary shares of Purchaser
FuFu ESOP Limited	7,894,737	5.00%	7,500,000 Class A ordinary shares of Purchaser
Total	157,894,737	100.00%	150,000,000

Per Share Merger Consideration: US$10.00 per Purchaser Ordinary Share

Annex A-52

Execution Version

JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of April 4, 2022 (this “Joinder Agreement”), to the Agreement and Plan of Merger, made and entered into as of January 21, 2022 (“Merger Agreement Effective Date”), by and between Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), as amended by the Amendment to Agreement and Plan of Merger made and entered into as of April 4, 2022 by and between Parent and the Company (collectively, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, BitFuFu Inc., a Cayman Islands exempted and wholly owned subsidiary of the Parent (“Purchaser”), was formed after the Merger Agreement Effective Date for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving entity;

WHEREAS, Boundary Holding Company, a Cayman Islands exempted company and wholly owned subsidiary of Purchaser (“Merger Sub”), was formed after the Merger Agreement Effective Date for the sole purpose of merging with and into the Company with the Company being the surviving entity and a wholly-owned subsidiary of Purchaser;

WHEREAS, pursuant to Section 7.10 of the Merger Agreement, Purchaser and Merger Sub must execute and deliver this Joinder Agreement; and

WHEREAS, the parties hereto desire to execute this Joinder Agreement to evidence each of Purchaser’s and Merger Sub’s execution of the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder Agreement hereby agree as follows:

1. Agreement to be Bound. Each of Purchaser and Merger Sub hereby agrees that upon execution of this Joinder Agreement, it shall become a party to the Merger Agreement and shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement as though an original party thereto.

2. Successors and Assigns. This Joinder Agreement shall be binding upon, enforceable by and inure to the benefit of the parties and their respective successors and assigns.

3. Entire Agreement. This Joinder Agreement represents the entire agreement between the parties hereto with respect to the subject matter hereof and, except as expressly provided in this Joinder Agreement or the Merger Agreement, supersedes all prior negotiations, representations or agreements, either oral or written, with respect to such subject matter.

4. Counterparts. This Joinder Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement. This Joinder Agreement may be executed and delivered by facsimile or electronic transmission.

5. Governing Law. This Joinder Agreement and any claim, controversy or dispute arising under or related to this Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such State (including in respect of the statute of limitations or other limitations period applicable hereto), and without regard to the conflicts of laws principles thereof. Any suit brought hereon, whether in contract, tort, equity or otherwise, shall be brought in the exclusive jurisdiction of the federal courts of the State of New York sitting in New York, New York) (or any appellate courts thereof), the parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each party hereby agrees that any such court shall have in personam jurisdiction over it, consents to service of process in any manner prescribed in Section 12.10 of the Merger Agreement or in any other manner authorized by New York law, and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by applicable law.

6. Headings. The headings contained in this Joinder Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

[signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be effective as of the date first written above.

PARENT:
Arisz Acquisition Corp.,
a Delaware corporation
By:	/s/ Echo Hindle-Yang
Name:	Echo Hindle-Yang
Title:	Chief Executive Officer
COMPANY:
Finfront Holding Company,
Cayman Islands exempted company
By:	/s/ LU Leo
Name:	LU Leo
Its:	Director
PURCHASER:
BitFuFu Inc.,
a Cayman Islands exempted company
By:	/s/ LU Leo
Name:	LU Leo
Its:	Director
MERGER SUB:
Boundary Holding Company,
a Cayman Islands exempted company
By:	/s/ LU Leo
Name:	LU Leo
Its:	Director

Annex A-54

Execution Version

AMENDMENT No. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment dated as of October 10, 2022 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) which was made and entered into as of January 21, 2022, by and between Arisz Acquisition Corp., a Delaware corporation (“Parent”), and Finfront Holding Company, a Cayman Islands exempted company (the “Company”), as amended by Amendment to Agreement and Plan of Merger dated April 4, 2022. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Recitals

WHEREAS, pursuant to Section 12.2(a) of the Agreement, the Agreement may be amended by a writing signed by Parent and the Company; and

WHEREAS, Parent and the Company desire to amend the Agreement to reflect changes agreed between the Parties and to clarify certain terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Certain Provisions.

Section 7.1. The second sentence of Section 7.1(b) of the Agreement shall be deleted in its entirety and replaced by the following:

“From the date hereof through the earlier of (x) termination of this Agreement in accordance with this Agreement, and (y) forty-five (45) calendar days prior to the Outside Date, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. Notwithstanding anything to the contrary in the preceding sentence in this Section 7.1(b), during the foregoing the forty-five (45) calendar day period prior to the Outside Date and any extension period if the original Outside Date has been extended pursuant to Section 11.1(d)(i), neither the Company nor the Parent Parties may approve, recommend, enter into or consummate any Alternative Transaction or any Contract related to any Alternative Transaction.

Section 7.9. Section 7.9 shall be amended in its entirety to read as follows:

“Sponsor Lock-up. The Parties hereto acknowledge that only the Insider Shares as defined in the Prospectus are subject to any lock-up arrangements and all other securities of Parent owned by the Sponsor, including the Parent Units, shall be freely tradeable upon the Closing. Further, the Company and Parent shall cause the amendment and/or termination of the Letter Agreement, dated November 17, 2021, by and between the Company and Arisz Investment LLC and the Stock Escrow Agreement, dated as of November 17, 2021, by and among the Company, the initial stockholders listed on the signature pages thereto and Continental, to remove all existing restrictions on four hundred thousand (400,000) of the Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing.

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Section 9.8. The Agreement shall be amended to add a new Section 9.8 which shall in its entirety read as follows:

“Extension Funding. The Company shall provide a loan to Parent in the amount of Two Million Two Hundred and Twenty Thousand Dollars ($2,220,000) for the purpose of funding any payment due in connection with an extension of the period of time for Parent to consummate a business combination and for working capital purposes (the “Loan”). The Loan shall be funded in three equal installments on each of October 26, 2022, January 26, 2023 and April 26, 2023, in each case in the amount of Seven Hundred Forty Thousand Dollars ($740,000). Of each such installment, the sum of Six Hundred Ninety Thousand Dollars ($690,000) (the “Extension Funding Amount”) shall be used to cover the extension costs, and the remaining Fifty Thousand ($50,000) shall be used for working capital. In the event that the actual extension costs are less than the Extension Funding Amount, Parent shall promptly repay the difference between such actual extension costs and the Extension Funding Amount. Parent shall issue a promissory note for the amount of the Loan in favor of the Company (the “Promissory Note”).The Promissory Note shall be subject to such additional terms and conditions customary for instruments of this type.”

Section 11.1(d)(i). Section 11.1(d)(i) of the Agreement is hereby amended in its entirety to read as follows:

“on or after August 1, 2023 (the “Outside Date”), if the Acquisition Merger shall not have been consummated prior to the Outside Date; provided, however, that the right to terminate this Agreement under this 11.1(d)(i) shall not be available to a Party if the failure of the Acquisition Merger to have been consummated on or before the Outside Date was due to such Party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; provided further, that in the event the period of time to consummate a business combination shall be extended beyond August 1, 2023 pursuant to the terms of the Company’s Organizational Documents and the Investment Management Trust Agreement, the Outside Date shall be automatically extended to the last date of the extended period without any further action on the part of any Party.”

Section 11.1. Section 11.1 shall be amended to add two new sub clauses which shall in their entirety read as follows:

(g) “by the Parent Parties, in the event that the Company fails to fund any of the installment amounts of the Loan specified in Section 9.8 by the applicable due dates.

(h) by the Parent Parties or the Company, in the event that the Parent Parties fail to obtain any extension to the termination date by which time Parent must cease operations unless a business combination has been consummated.

(i) by the Company, in the event that Parent defaults on the Promissory Note as specified in Section 9.8, which remains not cured within ten (10) calendar days.”

Section 11.2. Section 11.2 of the Agreement is hereby amended in its entirety to read as follows:

“(a) Parent Breakup Fee. In the event of the termination of this Agreement by Parent pursuant to Section 11.1(b) or as a result of the Company’s refusal to consummate the transactions contemplated hereby, the Company shall pay Parent a breakup fee equal to Four Million Dollars ($4,000,000) in cash within three Business Days following such termination. For the avoidance of doubt, the Company shall not be liable to any Parent Breakup Fee if the termination of this Agreement is primarily the result of regulatory oversight or scrutiny not caused by the Company’s lack of cooperation or non-compliance with the terms of this Agreement.

(b) Company Breakup Fee. In the event of the termination of this Agreement by the Company pursuant to Section 11.1(c) or as a result of Parent’s refusal to consummate the transactions contemplated hereby other than as permitted by this Agreement, Parent shall pay the Company a breakup fee of Five Million Dollars ($5,000,000), within three Business Days following such termination.”

Annex A-56

Section 12.1 The address for notices to any Parent Party is hereby amended as follows:

“If to any Parent Party:

Arisz Acquisition Corp.

c/o MSQ Ventures

12 East 49th Street 17th Floor

New York, NY 10017

Telephone: (919) 699 9827

Attn: Ms. Fang Hindle-Yang

Email: Hindleyang@ariszacquisition.com”

2. Miscellaneous.

(a) Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect, and all references to “this Agreement” in the Agreement shall mean the Agreement as further amended by this Amendment. In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall prevail over and supersede the conflicting terms in the Agreement.

(b) Section 9.7 (Confidentiality), Section 12.1 (Notices), Section 12.5 (Publicity), Section 12.8 (Governing Law), Section 12.9 (Waiver of Jury Trial), and Section 12.10 (Submission to Jurisdiction) of the Agreement shall apply to this Amendment mutatis mutandis as if set out herein.

(c) This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each of the parties hereto. Counterpart signature pages to this Amendment may be delivered by electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-57

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:
ARISZ ACQUISITION CORP.
By:	/s/ Fang Hindle-Yang
Name:	Fang Hindle-Yang
Title:	Chief Executive Officer

Annex A-58

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company:
FINFRONT HOLDING COMPANY
By:	/s/ LU Liang
Name:	LU Liang
Title:	Director

Annex A-59

Annex B

THE COMPANIES ACT (2022 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

[BITFUFU INC.]

(adopted by a Special Resolution passed on [•] and effective on [•])

1.           The name of the Company is [Bitfufu Inc.]

2.           The Registered Office of the Company will be situated at the offices of [•], or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.           The authorised share capital of the Company is US$[•] divided into [•] shares comprising (i) [•] Class A Ordinary Shares of a par value of US$[•] each, (ii) [•] Class B Ordinary Shares of a par value of US$[•] each and (iii) [•] shares of a par value of US$[•] each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.           Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

Annex B-1

THE COMPANIES ACT (2022 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[BITFUFU INC.]

(adopted by a Special Resolution passed on [•] and effective on [•])

TABLE A

The regulations contained or incorporated in Table A in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.            In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;
“Affiliate”

means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, whether by blood, marriage or adoption, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended and restated or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Class A Ordinary Share”	means an Ordinary Share of a par value of US$[•] in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;
“Class B Ordinary Share”	means an Ordinary Share of a par value of US$[•] in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

Annex B-2

“Communication Facilities”

means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means [Bitfufu Inc.], a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (2022 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of shares or ADSs, or which has otherwise been notified to Shareholders;

“Designated Person”	means [•], the founder of the Company.
“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares or ADSs are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;
“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Ordinary Resolution”

means a resolution:

(a)     passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

Annex B-3

“Present”

means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)     passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and.
“Virtual Meeting”

means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communications Facilities.

Annex B-4

2.            In these Articles, save where the context requires otherwise:

(a)  words importing the singular number shall include the plural number and vice versa;

(b)  words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)  the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)  reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)  reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)   reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)  any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)  reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(i)   any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)   any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Law; and

(k)  Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.           The business of the Company may be conducted as the Directors see fit.

5.           The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.           The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.           Subject to these Articles and where applicable the Designated Stock Exchange Rules, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)  issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

Annex B-5

(b)  grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)  grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.           The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)  the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)  whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)  the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)  whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)  whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)   whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)  whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)  the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)   the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

Annex B-6

(j)   any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.         The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.         The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.         Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at general meetings of the Company.

13.         Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.         Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.         Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Designated Person or an Affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Designated Person or an Affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) where a sale, transfer, assignment or disposition involves a change to the legal title to Class B Ordinary Shares, it shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register, and where a sale, transfer, assignment or disposition involves a change to the ultimate beneficial ownership or there is otherwise no change to the legal title to Class B Ordinary Shares, it shall be deemed effective at the time of the change, as determined in good faith by the Directors in their sole discretion; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16.         Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Annex B-7

MODIFICATION OF RIGHTS

17.Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.         The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.         Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

20.         Every share certificate of the Company shall bear such legends as may be required under applicable laws, including the Securities Act.

21.         Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.         In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Annex B-8

LIEN

25.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.         The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.         For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.         The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.         Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.         The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

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FORFEITURE OF SHARES

35.         If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.         The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.         A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.

(a)  The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)  The Directors may also decline to register any transfer of any Share unless:

(i)   the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)  the instrument of transfer is in respect of only one Class of Shares;

Annex B-10

(iii) the instrument of transfer is properly stamped, if required;

(iv) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)  a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.         The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

46.         All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.         The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.         The Company may by Ordinary Resolution:

(a)  increase its share capital by new Shares of such amount as it thinks expedient;

(b)  consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

Annex B-11

(c)  subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)  cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.         Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)  issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)  purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)  make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

55.         The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.         The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

58.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

59.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

60.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.

(a)  The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)  At these meetings the report of the Directors (if any) shall be presented.

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62.

(a)  The Chairman or a majority of the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)  A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)  The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)  If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)  A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

63.         At least ten (10) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)  in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)  in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting.

64.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

65.         No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting, shall be a quorum for all purposes.

66.         If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

67.         If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communications Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which

Annex B-13

Communications Facilities will be utilized (including any Virtual Meeting) must disclose the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the Meeting who wishes to utilize such Communications Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

68.         The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. If there is no such Chairman of the Board of Directors, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Chairman (or, in the absence of such Chairman nomination, the Directors) shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

69.         The chairman of any general meeting shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)  The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)  If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the board of Directors.

70.         The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

71.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

72.         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder Present, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

73.         If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.         All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

75.         A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

Annex B-14

VOTES OF SHAREHOLDERS

76.         Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one (1) vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and five (5) votes for each Class B Ordinary Share of which he is the holder.

77.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

78.         Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

79.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

80.         On a poll votes may be given either personally or by proxy.

81.         Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

82.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

83.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)  not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)  in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)  where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

84.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

85.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Annex B-15

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

86.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

87.         If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

88.

(a)  Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)  The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)  The Company may by Ordinary Resolution appoint any person to be a Director.

(d)  The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the Board.

(e)  An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

89.         A Director may be removed from office by an Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by an Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

Annex B-16

90.         The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

91.         A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

92.         The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

93.         The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

94.         Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

95.         Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

96.         Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.         Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

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98.         The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.         The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.       The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.       The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.       The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.       Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

105.       The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

106.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile

Annex B-18

Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.       Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

109.       The office of Director shall be vacated, if the Director:

(a)  becomes bankrupt or makes any arrangement or composition with his creditors;

(b)  dies or is found to be or becomes of unsound mind;

(c)  resigns his office by notice in writing to the Company;

(d)  without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)  is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

110.       The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.       A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

112.       The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

113.       A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

114.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from

Annex B-19

contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

115.       Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

116.       The Directors shall cause minutes to be made for the purpose of recording:

(a)  all appointments of officers made by the Directors;

(b)  the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)  all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

117.       When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

118.       A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

119.       The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

120.       Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

121.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

122.       All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

Annex B-20

PRESUMPTION OF ASSENT

123.       A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

124.       Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

125.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

126.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

127.       Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

128.       The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

129.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

130.       If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

131.       No dividend shall bear interest against the Company.

132.       Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

Annex B-21

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

133.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

134.       The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

135.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

136.       The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

137.       The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

138.       Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

139.       The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

140.       The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

141.       Subject to the Companies Act, the Directors may:

(a)  resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)  appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)   paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)  paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)  make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

Annex B-22

(d)  authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)   the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)  the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)  generally do all acts and things required to give effect to the resolution.

142.       Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)  employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)  any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)  any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

143.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

145.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.       Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

Annex B-23

147.       Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

148.       Any notice or other document, if served by:

(a)  post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)  facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)  recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)  electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

149.       Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

150.        Notice of every general meeting of the Company shall be given to:

(a)  all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)  every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

151.       Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

152.       Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

153.       Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about

Annex B-24

the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

154.       No Indemnified Person shall be liable:

(a)  for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)  for any loss on account of defect of title to any property of the Company; or

(c)  on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)  for any loss incurred through any bank, broker or other similar Person; or

(e)  for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)   for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud.

FINANCIAL YEAR

155.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on [31 December] in each calendar year and shall begin on [1 January] in each calendar year.

NON-RECOGNITION OF TRUSTS

156.       No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

157.       If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

158.       If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

Annex B-25

AMENDMENT OF ARTICLES OF ASSOCIATION

159.       Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

160.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

161.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

162.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

163.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

164.       The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex B-26

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

PubCo’s Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of the PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

Exhibit	Description
2.1	Merger Agreement dated January 21, 2022 by and between Arisz and Finfront Holding Company, (included as Annex A to this proxy statement/prospectus)
2.2	Amendment No. 1 to Merger Agreement dated April 4, 2022 by and between Arisz and Finfront Holding Company, (included in Annex A to this proxy statement/prospectus)
2.3	Joinder Agreement dated April 4, 2022 by and among Arisz and Finfront Holding Company, PubCo and Merger Sub, (included in Annex A to this proxy statement/prospectus)
3.1

Amended and Restated Certificate of Incorporation of Arisz (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

3.2	Bylaws of Arisz (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 2021)
3.3*	Memorandum and articles of incorporation of PubCo, as currently in effect
3.4	Amended and Restated Memorandum and Articles of Association of PubCo to be effective at Closing (included as Annex B to this proxy statement/prospectus forming a part of this Registration Statement).
4.1	Specimen Unit Certificate of Arisz (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 2021)
4.2	Specimen Common Stock Certificate of Arisz (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 2021)
4.3	Specimen Warrant Certificate of Arisz (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 2021)
4.4	Specimen Right Certificate of Arisz (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 12, 2021)
4.5*	Specimen Class A Ordinary Share Certificate of PubCo
4.6*	Specimen Class B Ordinary Share Certificate of PubCo
4.7

Warrant Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

4.8

Rights Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

4.9

Unit Purchase Option, dated November 17, 2021, Issued by Arisz to Chardan (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

5.1*	Form of Opinion of Loeb & Loeb LLP as to Validity of PubCo Warrants
5.2*	Form of Opinion of Travers Thorp Alberga as to validity of PubCo Ordinary Shares

Exhibit	Description
8.1+	Form of Tax Opinion of Loeb & Loeb LLP
10.1

Letter Agreements, dated November 17, 2021, by and between the Company and each of the Company’s officers and directors Arisz (incorporated by reference to Exhibit 10.1(i) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

10.2

Letter Agreement, dated November 17, 2021, by and between the Company and Arisz Investment LLC Arisz (incorporated by reference to Exhibit 10.1(ii) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

10.3

Investment Management Trust Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

10.4

Registration Rights Agreement, dated November 17, 2021, by and among Arisz and the initial stockholders of Arisz (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

10.5

Stock Escrow Agreement, dated November 17, 2021, by and among the Company, Continental Stock Transfer & Trust Company and the initial stockholders of the Company Arisz (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2021)

10.6	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)
10.7

Sponsor Support Agreement dated January 21, 2022, by and among Arisz, Finfront Holding Company and certain stockholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)

10.8

Company Shareholder Support Agreement, dated as of January 21, by and among certain shareholders, Finfront Holding Company and Arisz (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)

10.9	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)
10.10

Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)

10.11

Amended and Restated Subscription Agreements, by and between Arisz and the Sponsor, and by and between Arisz and Chardan (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2022)

10.12*	2022 Share Incentive Plan
10.13†+	Hash Computer Server Cooperation Agreement dated June 15, 2021
10.14†+	Server Purchase and Hosting Service Framework Agreement dated June 25, 2021 (English Translation)
10.15†+	Supplementary Agreement to Server Purchase and Hosting Service Framework Agreement dated October 20, 2021 (English Translation)
10.16†+	Supplementary Agreement-Novation and Assignment dated October 30, 2021
10.17

Agreement dated as of July 14, 2022 by and among Arisz Acquisition Corp., Finfront Holding Company, Bitfufu Inc. and Arisz Investment LLC (incorporated by reference to Exhibit 10.1(i) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022

10.18+	Form Cloud Mining Service Agreement
10.19†+	Service Framework Agreement between Ethereal Tech Pte. Ltd and Bitmain Technologies Limited dated December 20, 2021
10.20†+

Futures Sales and Purchase Agreement between Bitmain Technologies Limited and FuFu Technology Limited dated July 30, 2021 and Supplemental Agreements thereto dated September 17, 2021, October 30, 2021 and September 1, 2022

14*	Code of Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Friedman LLP, independent registered public accounting firm of Arisz
23.2*	Consent of WWC, P.C. Certified Public Accountants, independent registered public accounting firm of BitFuFu
23.3*	Consent of Loeb & Loeb LLP (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference)

Exhibit	Description
23.4*	Consent of Travers Thorp Alberga (included as part of the opinion filed as Exhibit 5.2 hereto and incorporated herein by reference)
24.1	Power of Attorney (contained on signature page to the registration statement)
99.1*	Form of Proxy Card
99.2*	Consent of Celine Lu to be named as a director
99.3*	Consent of Xin Li to be named as a director
99.4*	Consent of Stephen Markscheid to be named as a director
99.5*	Consent of Yeeli Hua Zheng to be named as a director

The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Arisz hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

____________

*        To be filed by amendment.

†        Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

+        Previously submitted

Item 22.     Undertakings

A.     PubCo hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      PubCo hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on the [•] day of [•], 2023.

BitFuFu Inc.
By:
Name:	Leo Lu
Title:	Chief Executive Officer and Chairman of the board of directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Leo Lu as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person on [•], 2023 in the capacities indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman of the Board of Directors	[•], 2023
Leo Lu	(Principal Executive Officer)
	Financial Controller	[•], 2023
Calla Zhao	(Principal financial and accounting officer)